Form 20-F
period 2008-03-31
Mitsui Sumitomo Insurance Group Holdings, Inc.
filed 2008-09-30
CIK 1431048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 333-150010
Mitsui Sumitomo Kaijo Grupu Horudingusu Kabushiki Kaisha
(Exact name of registrant as specified in its charter)
Mitsui Sumitomo Insurance Group Holdings, Inc.
(Translation of registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	27-2, Shinkawa 2-chome Chuo-ku, Tokyo 104-8252 Japan (Address of principal executive offices)
Tsuyoshi Hatae, +81-3-3297-6493, t-hatae@msig.com, +81-3-3297-6920, 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo
104-8252, Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Stock
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     On April 1, 2008, the registrant was formed and issued shares of its common stock to the then shareholders of Mitsui Sumitomo Insurance Co., Ltd. (“Mitsui Sumitomo Insurance”) in exchange for the shares of Mitsui Sumitomo Insurance’s common stock that they held, at the exchange ratio of 0.3 shares of the registrant’s common stock for each share of Mitsui Sumitomo Insurance’s common stock. As of March 31, 2008, 1,404,402,464 shares of Mitsui Sumitomo Insurance’s common stock were outstanding, which were equivalent to 421,320,739 shares of the registrant’s common stock.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐          No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☑          No ☐
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

     Mitsui Sumitomo Insurance Group Holdings, Inc. was formed on April 1, 2008, at which time it issued shares of its common stock to the then shareholders of Mitsui Sumitomo Insurance Co., Ltd. in exchange for the shares of the latter company’s common stock that they held. As a result, Mitsui Sumitomo Insurance Group Holdings, Inc. is now the ultimate parent company of the consolidated group companies of which Mitsui Sumitomo Insurance Co., Ltd. was previously the ultimate parent company. Information of the Company as of or for a period ended a date prior to April 1, 2008 that is disclosed in this annual report is information of Mitsui Sumitomo Insurance and/or its consolidated group companies.
     As used in this annual report, references to the “Company” are to Mitsui Sumitomo Insurance Group Holdings, Inc. when the references relate to the period on or after April 1, 2008, and to Mitsui Sumitomo Insurance Co., Ltd. when the references relate to the period on or prior to March 31, 2008. Also, as used in this annual report, references to “we”, “our” and “us” are to the Company and, except as the context otherwise requires, its subsidiaries.
     As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.
     As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.
     Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
     Not applicable.

Item 3.	Key Information.
A. Selected Financial Data.
U.S. GAAP Selected Financial Data
     The following selected financial data have been derived from the Company’s consolidated financial statements included in this annual report. These financial statements were prepared in accordance with U.S. GAAP. You should read these data together with Item 5 of this annual report and the Company’s consolidated financial statements included in this annual report.
Selected Financial Data Prepared in Accordance with U.S. GAAP

	Year Ended March 31,
	2005	2006	2007	2008
	(Yen in millions, except per share data)
Income Statement Data:
Net premiums written	¥1,402,977	¥1,458,507	¥1,489,379	¥1,537,616
Net premiums earned	1,357,748	1,422,801	1,469,080	1,502,685
Premium income for life insurance contracts	156,254	179,430	193,551	192,731
Investment income, net of investment expenses	119,479	156,102	179,189	185,265
Net realized gains (losses) on investments	50,992	50,199	24,315	(17,370)
Total revenue	1,684,473	1,808,532	1,866,135	1,863,311
Losses and claims incurred and provided for	918,771	881,623	909,656	906,257
Total expenses	1,617,400	1,627,555	1,698,696	1,709,552

Net income	46,694	119,890	113,916	104,796

Balance sheet data (period end):
Total investments		7,481,988	7,943,462	7,293,449
Total assets		9,398,714	9,877,032	9,326,325
Total liabilities		6,742,777	6,985,891	6,898,440
Common stock		137,495	137,495	137,495
Accumulated other comprehensive income		1,119,324	1,255,766	713,667
Total shareholders’ equity		2,652,968	2,874,460	2,409,299
Number of shares outstanding		1,513,184,880	1,513,184,880	1,404,402,464
Per share data:
Net income per share — basic	¥32.37	¥84.11	¥80.24	¥74.28
Shareholders’ equity per share (1)	1,432.11	1,867.47	2,036.89	1,715.53
Cash dividends per share	8.50	13.50	15.00	15.00
Cash dividends per share (2)				$0.12
Key ratios (3):
Net loss ratio (4)	67.7%	62.0%	61.9%	60.3%
Combined loss and expense ratio (5)	102.7%	97.6%	99.1%	98.7%

Notes:

(1)	At period end, calculated using the number of shares then outstanding (excluding shares held by the Company).

(2)	Calculating using the yen-dollar exchange rate at the date of the shareholders’ meeting at which the relevant dividend payment was approved.

(3)	The key ratios relate to the property and casualty insurance reportable segment.

(4)	The ratio of losses incurred to net premiums earned.

(5)	Sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of underwriting and administrative expenses incurred to net premiums written.

Japanese GAAP Selected Financial Data
     The following selected financial data have been derived from the Company’s consolidated financial statements that were prepared in accordance with Japanese GAAP. Such consolidated financial statements were included in the Company’s annual reports filed with the Japanese authorities pursuant to the Securities and Exchange Law (now the Financial Instruments and Exchange Law) of Japan.

	Year Ended March 31,
	2004	2005	2006	2007(1)	2008(1)
	(Yen in millions, except per share data)
Income statement data:
Ordinary income	¥2,066,500	¥2,021,917	¥2,106,874	¥2,117,072	¥2,137,603
Net premiums written	1,379,119	1,407,328	1,464,107	1,492,808	1,541,032
Ordinary profit	174,943	87,577	127,710	91,684	60,866
Net income	77,787	65,725	71,660	60,796	40,027
Balance sheet data (period end):
Net assets	¥1,401,911	¥1,461,575	¥2,027,469	¥2,182,877	¥1,671,517
Total assets	7,126,961	7,402,311	8,592,873	9,011,652	8,397,718
Per share data:
Net income per share:
Basic	¥53.94	¥45.51	¥50.27	¥42.82	¥28.37
Diluted	52.78	45.51	50.27	42.82	28.37
Net assets per share	963.51	1,021.13	1,427.17	1,536.71	1,178.48
Key ratios:
Equity ratio	19.67%	19.74%	23.60%	24.06%	19.71%
Return on equity	6.37%	4.59%	4.11%	2.90%	2.09%
Price earnings ratio	20.54	21.60	31.85	34.54	35.50

(1)	Effective from the year ended March 31, 2007, the Company adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 5, issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, issued on December 9, 2005).

Exchange Rate Data
     Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥100 per $1.00. This was the approximate exchange rate in Japan on March 31, 2008. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.
     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average(1)	Period-end

2004	¥120.55	¥104.18	¥112.75	¥104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	114.31	99.85
Calendar year 2008
March	¥103.99	¥96.88	¥100.76	¥99.85
April	104.56	100.87	102.68	104.53
May	105.52	103.01	104.36	105.46
June	108.29	104.41	106.92	106.17
July	108.19	104.64	106.85	108.10
August	110.48	107.59	109.36	108.69

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.
     As of September 26, 2008, the noon buying rate was ¥106.06 per $1.00.

B. Capitalization and Indebtedness.
     Not applicable.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.
D. Risk Factors.
     You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.
Risks Relating to Our Overall Business
If economic conditions in Japan again worsen, our financial condition and results of operations may be adversely affected
     We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.
     The Japanese economy experienced a significant downturn in the early 1990s and the Nikkei Stock Average, which is one of the major benchmarks for equity prices in Japan, reached its lowest level in twenty years in April 2003. While economic conditions have recently improved, if economic conditions again worsen, due to factors including but not limited to current or future high oil prices, it could have a significant impact on our financial condition and results of operations.
Deregulation, consolidation and the entry of new competitors have intensified competition in the Japanese insurance industry
     Japan’s current Insurance Business Law enacted in April 1996 contains provisions designed to deregulate and increase competition in the life and non-life insurance business in Japan. The Insurance Business Law has provisions permitting life insurance companies and non-life insurance companies to enter each other’s business through subsidiaries. The Insurance Business Law also permits the entry of foreign insurance companies with global operations into the Japanese insurance market and the entry of new competitors that have traditionally been engaged in non-insurance business activities. Furthermore, an amendment to the Law Concerning the Non-Life Insurance Rating Organization in 1998 has allowed non-life insurers to set their own premium rates, which has effectively opened the door to premium rate competition. We operate in a business environment in which competition has intensified and accelerated due to these measures.

     In addition, changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks in December 2007 and the privatization of Japan Post in October 2007, are expected to accelerate competition in both price and quality of insurance products. Such competition could adversely affect our profitability.
Japan is prone to natural disasters, which can result in substantial claims on non-life insurance policies
     Japan is frequently subject to earthquakes, typhoons, windstorms, floods and other types of natural disasters, the frequency and severity of which are inherently unpredictable. See, for example, “Business of the Company — Lines of Business — Fire and Allied Lines (Excluding Earthquake)” under Item 4.B of this annual report for a list of major windstorms and floods that affected Japan during the last 30 years. In connection with one major typhoon that occurred in September 1991, we paid insurance claims in the aggregate amount of approximately ¥77 billion under fire and allied lines insurance. These types of natural disasters can have a serious impact on us depending on their frequency, their nature and scope, the amount of insurance coverage we have written in respect of them, the amount of claims for losses, the timing of such claims and the extent to which our liability is covered by reinsurance. We set our premium rates at levels which we believes are adequate to accommodate the effect of disasters, and we cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster, or a series of natural disasters, the severity, frequency or nature of which we did not predict, or for which we are not adequately reinsured, could significantly affect our financial condition or results of operations.
We may be required to augment our reserves in case of unforeseen losses
     The insurance business is unlike manufacturing and most other businesses in that, at the time of a “sale” — the writing of an insurance policy and the payment of the premium — the “cost” of sale — the payment of a claim for a loss under the insurance policy — is not yet determined.
     Claim and claim adjustment expense reserves (loss reserves) represent management’s estimate of ultimate unpaid cost of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, we also take into account estimated recoveries from reinsurance, salvage and subrogation.
     The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer).

     We continually refine our loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Informed judgment is applied throughout the process, including the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claim personnel and lawyers, as well as other Company management. Therefore, management may have to consider varying individual viewpoints as part of its estimation of loss reserves.
     We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable or unfavorable.
     Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current reserves. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could materially and adversely affect our results of operations or financial condition in future periods.
     For a discussion of claims and claim adjustment expense reserves by product line, including examples of common factors that can affect required reserves, see “Critical Accounting Policies — Insurance Reserves” under Item 5.A of this annual report.
     Generally speaking, an insurance company might face up to the uncertainty, namely, the difficulty to foresee the frequency, type or magnitude of losses at the time of writing the insurance policies. If this type of deficiency arises with respect to our insurance liability reserves, we would have to augment our reserves or otherwise incur a charge to earnings, which in turn could have a material adverse effect on our results of operations. Historically, we have not experienced such unforeseen losses. However, many insurance companies have experienced such losses. For example, the terrorist attacks in the United States on September 11, 2001 resulted in many unforeseen losses to insurers around the world and the collapse of some insurance and reinsurance firms, including Taisei Fire and Marine Co., Ltd. in Japan. In another example, the United States insurance industry experienced significant unforeseen losses with respect to unexpected claims resulting from the harmful effects of asbestos use. Our loss reserves could substantially increase if claims are similarly made against our insurance policies for risks which we did not anticipate.

We will be subject to risks associated with reinsurance
     Like many other non-life insurance companies, we use reinsurance to provide greater capacity to write larger policies and to control our exposure to extraordinary losses or catastrophes. Reinsurance is a form of insurance that insurance companies buy for their own protection. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. Following the events of September 11, 2001, the Asian Tsunami in 2004, Hurricane Katrina in 2005 and other recent natural disasters, availability of reinsurance generally has been more limited and prices for reinsurance have been higher. Further large catastrophes could make it difficult or impossible to obtain the reinsurance coverage we seek on terms acceptable to us. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of liabilities to reinsurers does not relieve us of our liability as the direct insurer to policyholders under the contracts with respect to which liabilities have been ceded.
Our investment activities entail risks
     We invest our policyholders’ premiums in a portfolio of assets. See “Business of the Company - Investments” under Item 4.B of this annual report for the breakdown of our asset portfolio. These assets are subject to the normal risks associated with these kinds of investments, including the risk that changes in market prices, interest rates, market indices, levels of volatility, price correlations, liquidity or other market factors might result in losses for a specific position or portfolio and the risk that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in our incurring losses. In particular, to the extent our investment portfolio includes corporate stocks, it will be subject to frequent and volatile changes in their values. As of March 31, 2008, Japanese equities available for sale represented 31% (¥2,277 billion) of total investments other than investments in affiliates (as will hereinafter be described in detail). We also have investments in Lehman Brothers Holdings, Inc. (“Lehman Brothers”), which filed a petition under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2008. In addition, we are subject to interest rate risk due to our investments in fixed income instruments as well as deposit-type insurance and long-term insurance liabilities. Since liabilities exceed investment assets exposed to interest rate risk, a decrease in interest rates decreases the value of our net portfolio and thereby adversely affects our financial condition. Also, economic sluggishness, a decline of equity market or real estate prices in Japan, an increase in the number of bankruptcy filings in Japan, or a combination of such events, could increase defaults by issuers or borrowers.
     As of September 16, 2008, our investment in Lehman Brothers bonds totaled ¥13,681 million on a consolidated basis. One of our affiliates accounted for by the equity method, in which we have a 49.99% economic interest, has an investment of ¥1,845 million in those bonds. In addition, our overseas subsidiaries have written insurance policies under which they guarantee a maximum of ¥6,348 million on Lehman Brothers. We have also entered into derivative transactions with Lehman Brothers, but our effective exposure is immaterial. The above amounts are translated at the foreign exchange rate of September 16, 2008, of ¥104.39 per $1.00.
If another “Mitsui” or “Sumitomo” company is having financial difficulties, we may be called upon, and may decide to provide, financial support to that company
     We are one of both the so-called “Mitsui companies” and “Sumitomo companies”, which are each a loose grouping of Japanese companies — most of them carrying the “Mitsui” or “Sumitomo” name — that have evolved during a period of over 100 years. The relationships among the Mitsui companies and the relationships among the Sumitomo companies, which are similar to those of other major Japanese corporate groupings, are ones of cooperation in areas of common interest within a group of publicly-owned companies, each operating independently under its own management. Within each group, member companies are engaged in a wide range of activities, including manufacturing, trading, natural resources, transportation, real estate, banking and life and non-life insurance. We expect to continue our relationships with other Mitsui companies and other Sumitomo companies, and these relationships may continue to be important in our decision-making processes. If there is any financially troubled Mitsui or Sumitomo group company, we may, on a case-by-case basis, decide to provide financial support in order to protect and enhance our own interests. In such a case, we would consider the negative effect that declining to provide financial support would have on our own revenues as a result of the lowering of the brand value of the “Mitsui” or “Sumitomo” name, were the financial condition of the group company seeking support to further deteriorate. We would also consider the impact on our revenues of the potential strain on our business relationships with other Mitsui or Sumitomo group companies.

Our foreign assets and liabilities are exposed to foreign currency fluctuations
     We hold assets and liabilities denominated in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.
Our financial results may be materially adversely affected by unpredictable events
     Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and their consequences. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly large market price movements, increases in claims or deterioration of economic conditions of certain countries or regions, such as the terrorist attack on the United States on September 11, 2001, the outbreak of Severe Respiratory Syndrome (SARS) in Asia in 2003 or the outbreaks of the bird flu and other events.
We may not succeed in executing our growth strategies outside of Japan
     Our strategy includes expanding our businesses in markets outside of Japan.
     Each of the following additional factors, among others, could affect our future international operations:
•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax systems or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Unexpected spread of contagious diseases.

Business interruptions, human factors or external events may adversely affect our financial results
     Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, regulatory breaches, human errors, employee misconduct and external fraud. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control this risk and keep operational risk at appropriate levels. Notwithstanding these control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to operational risk.
System failures may adversely affect our reputation, operations and financial condition
     System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, despite these measures to mitigate system failure risk, any significant system failure could still materially adversely affect our operations and financial condition.
Unauthorized disclosure of personal information held by us may adversely affect our business
     We keep and manage personal information obtained from customers in relation to our insurance business. In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. In addition, we may have to provide compensation for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.
Since we are a holding company, our ability to pay operating and financing expenses and dividends depend on the financial performance of our principal operating subsidiaries. Our ability to pay dividends also depends on our own dividend-paying capacity
     As a holding company, our ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from our principal operating subsidiaries. Statutory provisions regulate our operating subsidiaries’ ability to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner and in amounts sufficient to pay our operating and financing expenses to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of liability.
     Under the Corporation Law of Japan, or the Corporate Law, we will not be able to declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP).

A downgrade in the financial strength ratings of our operating subsidiaries could limit our ability to market products, increase the number of policies being surrendered and hurt our relationships with customers and trading counterparties
     Financial strength ratings, which are intended to measure an insurer’s ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade, or potential downgrade, of the financial strength ratings of our operating subsidiaries, may limit our ability to sell our insurance and annuity products, adversely affect our reinsurance business and adversely affect the terms and conditions of the business we conduct with trading counterparties.
Japanese life insurance and non-life insurance companies have been subject to increasing scrutiny and regulatory actions in connection with under-payment and non-payment of claims and benefits
     As the product offerings of Japanese life and non-life insurance companies have expanded, in recent years the Financial Services Agency of Japan, or the FSA, has more closely scrutinized disclosure made to policyholders and instances in which insurers have failed to pay claims and benefits payable to insured parties. For example, in November 2005, the FSA issued a business improvement order to us, together with 25 other non-life insurance companies, ordering improvements in corporate governance, disclosure to policyholders, product development and policy claim payment procedures, among other things.
     We take these administrative measures with the utmost seriousness, and in response to a business suspension order in June 2006, in July 2006 we submitted a business improvement plan to the FSA. Under the plan, we believe we are improving and strengthening corporate governance, claims payment and product development administration systems, policyholder protection and benefits, and the legal compliance system. However, given the increasing regulatory scrutiny and actions, including business suspension orders given by the FSA to 10 insurance companies in March 2007 (not including us), we cannot fully assure that we will not be the subject to further review or sanctions in the future.
     In addition, the matters relating to under-payment and non-payment of insurance claims, and related negative media attention, could have a negative impact on the public perception of life and non-life insurers in Japan, which could cause customers to avoid insurance and investment products offered by insurance companies in favor of competing products offered by banks, securities companies and other financial service providers.
Risks Relating to the Shares
Investors holding less than a unit of shares will have limited rights as shareholders
     Pursuant to the Corporate Law of Japan relating to joint stock corporations and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one “unit”. The Corporate Law imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our books and records. The transferability of our shares of common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of our shares, see “Unit Share System” under Item 10.B of this annual report.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions
     Our Articles of Incorporation, our board of directors’ Regulations, the Corporate Law and the Insurance Business Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all
     Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.
It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States
     We are a joint stock corporation organized under the laws of Japan. All of our directors, executive officers and corporate auditors reside outside of the United States. Many of our and their assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Item 4.	Information on the Company.
A. History and Development of the Company.
     We are a joint-stock company incorporated under the laws of Japan. Our principal offices are located at 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, 104-8252, Japan. Our telephone number is +81-3-3297-6480.

     Mitsui Sumitomo Insurance Group Holdings, Inc. is the result of the share transfer conducted solely by Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo Insurance”) which in turn had resulted from the merger between Mitsui Marine and Fire Insurance Company, Limited (“Mitsui Marine”) and the Sumitomo Marine and Fire Insurance Company, Limited (“Sumitomo Marine”). The share transfer and the merger are described below.
Mitsui Marine
     Mitsui Marine was established in Tokyo, Japan in 1918 under the corporate name “Taisho Marine and Fire Insurance Company, Limited” by a group of leading businessmen under the aegis of Mitsui & Co., Ltd. Approximately 40 other companies had a similar origin and our special relationship to those companies has played an important role in our development over the years.
     The primary lines of business in which Taisho Marine was originally engaged included marine and fire insurance. Taisho Marine gradually expanded its lines of business, in 1928 introducing automobile and personal accident insurance.
     Under the governmental control of the insurance industry during World War II, Taisho Marine merged with Shin-Nippon Fire and Marine Insurance Company, Limited in 1941 and with Mitsui Fire and Marine Insurance Company, Limited in 1944. Despite substantial loss of assets and markets as a result of World War II, Taisho Marine achieved a steady expansion of its business in conjunction with the long-term growth of Japan’s economy in the decades following the late 1950s.
     After the enactment of the Automobile Liability Security Law in 1955, Taisho Marine started underwriting compulsory automobile liability insurance. As Japanese society became rapidly motorized in the post-World War II period, Taisho Marine’s automobile insurance business, including automobile insurance and compulsory automobile liability insurance, grew substantially.
     Taisho Marine introduced deposit-type insurance, which combines long-term insurance with a savings feature, for fire and allied lines insurance in 1969 and for personal accident insurance in 1979. The deposit-type insurance business grew markedly during the 1970s and early 1980s.
     In 1991, Taisho Marine changed its corporate name to “Mitsui Marine and Fire Insurance Company, Limited”.
     In August 1996, Mitsui Marine established Mitsui Mirai Life Insurance Co., Ltd. (“Mitsui Mirai Life”) as its life insurance subsidiary.
Sumitomo Marine
     Osaka Insurance, a predecessor of Sumitomo Marine, was established in 1893 in Osaka, Japan. Osaka Insurance changed its name to “Osaka Marine and Fire Insurance” when it became a part of Osaka Shosen Kaisha Lines in 1916. In 1917, Fuso Marine Insurance, another predecessor of Sumitomo Marine, was founded in Yurakucho, Tokyo, by Kamezaburo Yamashita of Yamashita Steamship Co., Ltd. Fuso Marine changed its name to “Sumitomo Marine and Fire Insurance” when it became a part of the Sumitomo group in 1940.

     In 1944, Osaka Marine and the former Sumitomo Marine merged to incorporate Osaka Sumitomo Marine and Fire Insurance. Osaka Sumitomo Marine achieved steady expansion of its insurance business during Japan’s postwar rehabilitation. In 1954, Osaka Sumitomo Marine moved its head office to Tokyo and changed its name to “Sumitomo Marine and Fire Insurance”. Sumitomo Marine continued expansion during Japan’s postwar period of long-term economic growth.
     In August 1996, Sumitomo Marine established The Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. (“Sumitomo Marine Yu-Yu Life”) as its life insurance subsidiary.
Merger
     Mitsui Marine merged with Sumitomo Marine effective October 1, 2001, and changed its name to “Mitsui Sumitomo Insurance Company, Limited” at that time. The Merger was accounted for under the pooling-of-interests method of accounting in accordance with U.S. GAAP. Additionally on October 1, 2001, in connection with the Merger, Mitsui Mirai Life and Sumitomo Marine Yu-Yu Life were merged and renamed Mitsui Sumitomo Kirameki Life Insurance Company Limited (“Mitsui Sumitomo Kirameki Life”), a subsidiary of us. Mitsui Marine merged with Sumitomo Marine largely because the deregulation of products and insurance premiums, coupled with the entrance of foreign insurance companies and companies from other industries, was creating increasingly fierce competition for the Japanese non-life insurance industry. At a time when consumers have been demanding a broader spectrum of more sophisticated products, we believe it is imperative that the non-life insurance industry respond quickly to develop more innovative products and services and to operate with greater efficiency. Mitsui Marine and Sumitomo Marine entered into the Merger as a means of improving prospects for growth, profitability and competitiveness.
Share Transfer
     The board of directors of Mitsui Sumitomo Insurance adopted a Share Transfer Plan, which later was approved by a shareholders’ meeting of Mitsui Sumitomo Insurance. Under the plan, Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Holding Company”) was formed — and the Share Transfer became effective — on April 1, 2008.
     We entered into the Share Transfer and adopted a holding company structure in order to promote development and operations in each of its business that are flexible and responsive to the relevant market, as well as to seek synergies to realize the group’s potential to the fullest extent possible.
     Upon the effectiveness of the Share Transfer, the Holding Company acquired all of the issued shares of Mitsui Sumitomo Insurance’s common stock. Shareholders of Mitsui Sumitomo Insurance’s common stock whose names appeared in the register of shareholders of Mitsui Sumitomo Insurance as of the close of March 31, 2008 were allotted shares of the Holding Company’s common stock in amounts based on the ratio of 1 Mitsui Sumitomo Insurance share for 0.3 Holding Company shares, and such amount (excluding fractional shares) was reflected in the Holding Company’s register of shareholders.

     On July 1, 2008, the Holding Company acquired all shares of Mitsui Sumitomo Kirameki Life, Mitsui Direct General Insurance Company, Limited and Mitsui Sumitomo MetLife Insurance Company, Limited, which had previously been held by Mitsui Sumitomo Insurance, in the form of Mitsui Sumitomo Insurance’s distribution in kind to the Holding Company. The Holding Company then entered into an agreement with each of the three companies under which the Holding Company is to administer their management. The Holding Company thus completed the group management framework under which the Holding Company administers the management of each of our domestic insurance companies.
B. Business Overview.
Overview
THE JAPANESE NON-LIFE INSURANCE INDUSTRY
History
     The first Japanese private non-life insurance company was incorporated in 1879. Following the enactment of the Insurance Business Law in 1900, Japanese non-life insurance business prospered, mainly as a result of the rapid expansion of the Japanese economy during World War I. However, this period was followed by a recession, the great earthquake in Tokyo in 1923 and the financial crisis of 1929, which resulted in Japanese non-life insurance companies incurring very substantial losses and led them to reorganize and form various cartels, pools and co-operative associations.
     During World War II, under the guidance of the Japanese Government, the industry was again reorganized. The number of companies was reduced from 48 in 1940 to 16 in 1945.
     Following the end of World War II, Japanese non-life insurance companies resumed their business without the benefit of an overseas underwriting market and with the loss of almost all of their previous overseas assets and the burden of huge deficits. Nevertheless, the Japanese non-life insurance business grew rapidly, in parallel with the rapid expansion of the Japanese economy from the late 1950s. In the 1970s, the growth rate of the Japanese non-life insurance industry decreased as a result of reduced growth in the Japanese economy, but in the latter half of the 1980s the growth rate again increased, following changes in Japanese social and economic structures. In the 1980s significant non-life insurance business growth was achieved through sales of automobile insurance and by the marketing to individuals of insurance policies with a maturity refund, which customers viewed as an attractive form of investment. However, since the 1990s after the collapse of the Japanese bubble economy, the growth of Japanese non-life insurance business has been sluggish.
     After World War II, the non-life insurance business in Japan showed significant growth, primarily due to the growth of the automobile insurance business, consisting of voluntary and (with the introduction in 1955 of the Automobile Liability Security Law) compulsory insurance. The automobile insurance business resulted in a substantial volume of business for the non-life insurance industry. In recent years, however, growth in this category of non-life insurance business has slowed down while deregulation of the industry has led to diversification of Japanese non-life insurance companies’ business activities.

Industry Background
     The premium of the non-life insurance in Japan has been closely related to a variety of factors, including the number of housing starts and motor vehicles on the road and the volume of foreign trade. It has also related to the growth of new kinds of risks arising in the course of social and economic development, such as concepts of liability compensation, and to increasing public awareness of insurance and its functions.
     The net premium received for the whole non-life insurance industry was ¥7.7 trillion, while automobile insurance accounted for 47% of the net premium, compulsory automobile liability 15%, fire 14%, personal accident 9%, and others 15%.
     The Japanese non-life insurance industry has gone through tremendous changes due to the deregulation and liberalization in the last 10 years. On April 1, 1996, the Insurance Business Law was revised for the first time in 56 years, followed half a year later by the removal of the prohibition on the reciprocal entry between the life and non-life insurance sectors. In July 1998, the mandatory bureau rates were abolished, and the insurance industry entered into a period of liberalization. Mergers and reorganizations became active after 2000, and our company was created on October 1, 2001 through the merger of Mitsui Marine and Fire Insurance Co. and The Sumitomo Marine and Fire Insurance Co. There were 30 non-life insurance companies in Japan as of March 31, 2001, of which 2 companies have gone under since. As to listed non-life insurance companies, the number has decreased from 14 companies to 7 companies. As of April 1, 2008, there were 52 insurers which held non-life insurance operating licenses, of which 22 were foreign insurers and of which 4 were domestic insurers, newly licensed within the last 12 months. As a result of this reorganization, the top 3 companies in the non-life insurance industry including ours account for approximately 60% of the market share, and the top 6 companies for approximately 80%.
BUSINESS OF THE COMPANY
General
     We underwrite the full range of non-life insurance coverage available in Japan, including automobile, compulsory automobile liability, personal accident, fire and allied lines and marine insurance. We underwrite some lines of non-life insurance coverage overseas. We also accept and cede reinsurance for certain lines of non-life insurance coverage. Our direct premiums written for the fiscal year ended March 31, 2008 were ¥1,625.7 billion, as compared with ¥1,575.5 billion for the fiscal year ended March 31, 2007, and our net premiums written for the fiscal year ended March 31, 2008 were ¥1,537.6 billion, as compared with ¥1,489.4 billion for the fiscal year ended March 31, 2007. Our net investment income for the fiscal year ended March 31, 2008 was ¥185.3 billion, as compared with ¥179.2 billion for the fiscal year ended March 31, 2007. Since October 1996 we have also been engaged in the life insurance business through a wholly-owned subsidiary and a joint venture.

Business Goals
     Our primary business goals are as follows:
•	Seek sustainable development with corporate quality as the main source of competitiveness. Our corporate message, “For all the things you care about,” reflects our desire to have a management that is oriented towards corporate social responsibility and that strives for quality improvement originating from the customers’ viewpoint. In this way, we seek to obtain customers’ trust and growth. In the non-life insurance business, we seek to respond to customers’ demands for easy-to-understand products and services that meet their needs, along with a skilled network of employees and agents. In the life insurance business, we seek to expand our business through Mitsui Sumitomo Kirameki Life Insurance, our wholly owned subsidiary, and Mitsui Sumitomo MetLife Insurance, a joint venture with MetLife, Inc. We seek to continue to grow globally, especially by expanding operations throughout Asia. In the financial services area and risk-related management area, we seek to expand services in various fields, such as Japanese 401k plans, alternative risk transfer, corporate financing guarantees, and risk-management consulting services.
•	Become an insurance and financial group highly rated by customers, shareholders and agents, and capable of gaining public confidence. We seek to provide insurance products, claims handling services, risk-consulting services and financial and other products and services that will make us a top choice for customers. We seek to respond to customer demands by providing insurance products that meet our customers’ needs while being easy to understand. We stress corporate governance, and also adhere to a policy of redistributing an appropriate level of profits to our shareholders. We support the training and education of our insurance agents so that they can effectively market new insurance, financial and other products and services in order to gain customers’ confidence. We emphasize legal compliance to be a business which the public can trust. We strive to be a good corporate citizen and to contribute to society. We make efforts to protect the global environment and to support volunteer work, local arts, sports and other community activities.

•	Become an insurance and financial group staffed with employees of the highest creativity, vitality and inventiveness. We place a high priority on innovation, growth and speed. We will strive to establish a human resources and personnel administration system based on process and performance under an open corporate culture in order to heighten employee creativity, vitality and inventiveness. We seek to respond flexibly to the changing business climate, pursue innovation, and develop new products and services, marketing methods and business models.
Business Strategies
     With a view toward realizing the business goals described above, we have adopted the New Challenge 10 medium-term plan, which we began implementing in the fiscal year ended March 31, 2007. New Challenge 10 sets as its first priority enhancing quality from the viewpoint of our customers. The plan focuses on three strategies: the basic group strategy, the quality improvement strategy and the group business strategy.
•	Basic Group Strategy — Our first priority is to improve the quality of our products and services. In this way, we seek to earn greater trust from customers in order to produce growth and invest additional resources in improving corporate quality, establishing an upward cycle for sustainable quality development. As part of this cycle, we first seek to properly execute basic tasks with the quality customers demand concerning every contact point with customers. We will also pursue quality by striving to exceed our customers’ expectations.

•	Quality Improvement Strategy — Our quality improvement strategy is composed of three elements. First, we seek to gather and incorporate a wide range of comments from our stakeholders. Some of the steps we have taken in the regard include establishing a Customer Service Department for centralized complaint handling, and an intranet board for receiving employee suggestions. Second, we seek to develop our employees and agents by revising our training programs to ensure that all agents follow a cycle of essential customer services (the “basic cycle of insurance”). Finally, we seek to improve our business process and infrastructure to make for a more visitor- and employee-friendly office environment, as well as to streamline the logistics process.

•	Group Business Strategy — Our group business strategy is based on quality enhancement and reliable business execution in each of our five major business activities. We seek to reinforce our operative base by strengthening corporate governance, upgrading our legal compliance and risk control systems, and achieving a more balanced business portfolio. Our group business strategy is also composed of the following individual business strategies for each of our five major business activities:

•	Domestic non-life business strategy — We seek to innovate throughout the entire business process, including in the areas of products, sales, and claims handling. We also seek to offer quality that exceeds our customers’ expectations. In addition, we seek to secure reasonable premium margins and implement our investment management strategy (see below under “Investment Management Strategy”).

•	Product innovation strategy — We seek to offer products and services that meet our customers’ needs while at the same time being easy to understand. To this end, we seek to streamline our existing lineup of products for better understandability. For example, between fiscal 2006 and fiscal 2008, we have been seeking to reduce the number of personal insurance products from 68 to about 15, and the number of personal extra riders from about 1,400 to about 700. Our plan is not simply to abolish existing products, but rather to consolidate and integrate them into new products that will meet our customers’ needs. We also seek to make our products easier for customers to understand through such methods as minimizing the use of technical terms, breaking long sentences into short ones, and using more charts. We also hope to make such policy information available to the policyholder on the corporate website in a layout that is easy to understand, including a list of eligible claims. In addition to simplifying our product line, we also seek construct the “Product Control System,” which will be a document archive, gather product data, and provide a system for inter-divisional checks and authorization in the product-development process. The Product Control System will also share product information with the claims handling system to facilitate quick and accurate claims service.

•	Sales innovation strategy — Our sales innovation strategy seeks to enhance our network of agents and build an efficient internal framework. We seek to streamline our network by decreasing our total number of agents, and transitioning to a network of skilled, large-scale agents. At the same time, we seek to strengthen our agents’ training to ensure that they are able to perform their duties to customers in a more skillful manner. We plan to issue quality improvement reports to agents every month, as well as to encourage better use of the agency computer system by monitoring use level. We also seek to improve our sales infrastructure, such as by making more methods of premium collection available, developing an electronic registry for paperless signing, and linking the customer contract database with the agency computer system.

•	Claims handling innovation strategy — We seek to improve the quality of our claims payment to offer fair, uniform, and speedy claims payment service. We hope to do this by strengthening our personnel system through enhanced training, constructing a new accident report computer system, and developing software to automatically determine the eligibility of claims. We also seek to internally check cases of handled claims and ensure that we send notices to claimants upon payment.

•	Life insurance business strategy — Our life insurance business is conducted by two companies, Mitsui Sumitomo Kirameki Life Insurance, our wholly owned subsidiary; and Mitsui Sumitomo MetLife Insurance Co., Ltd., an equity-method joint venture with MetLife, Inc.

•	Through MS Kirameki, we seek to solidify the base for growth by sales reinforcement, mainly through cross-sales and diversification of distribution channels. We seek to promote cross-sales of group members’ products, as well as exploring new areas of potential growth in the life market, such as by promoting the financial consulting business, taking a strategic approach to over-the-counter sales of insurance products at banks and increasing sales support for large-scale life only agents. We also seek to strengthen our sales force by placing Life Playing Leaders (We employees exclusively engaged in selling life insurance) nationwide to guide agents, as well as by increasing the number of Loyal Member agents, who are able to sell life insurance on their own initiative.

•	Through Mitsui Sumitomo MetLife Insurance Co., Ltd., we seek to increase our competitiveness in the personal annuity market by developing our sales base and increasing customer satisfaction. To develop the sales base, we hope to open new distribution channels, such as by proactively responding to Japan Post’s upcoming privatization, and we are also studying the feasibility of distribution through our agents. We also seek to strengthen existing OTC channels, such as by increasing the share within an existing bank agent as well as seeking new OTC banks. We seek to use the product-development capabilities gained through our affiliation with U.S.-based MetLife to introduce new products that meet the needs of the growing market for individual annuities. In addition to developing our sales base, we seek to increase customer satisfaction and protection, such as by enhancing the call center system, upgrading our system infrastructure, gathering customers’ comments by survey, and strengthening compliance awareness and the claim-handling system.

•	Overseas business strategy — We have established regional holding companies in Asia, Europe and the Americas, with the aim of achieving growth under regionally autonomous structures. Our top overseas priority is expanding operations in Asia, which is a growth market. We have acquired the Asian business operations of Aviva plc, as well as Mingtai Fire & Marine Insurance Co., Ltd. (now MSIG Mingtai Insurance Co., Ltd.). We also seek to expand business in the growth market of the People’s Republic of China through our newly established subsidiary, Mitsui Sumitomo Insurance (China) Company Limited, and by strengthening our product development and reinsurance business through an alliance with China Pacific Insurance. We seek to foster subsidiaries in India, which has high potential as a market for both life and non-life insurance. In Europe, we plan to take acceptable risks, mainly in the Lloyd’s business. We established an agent solely for Lloyd’s management in January 2007, which we expect to enhance our presence in the London insurance market as one of Lloyd’s primary members. In the Americas we plan to increase our underwriting of good risks to improve profitability. In the re-insurance field, we seek to increase our underwriting of good risks.

•	Financial services business strategy — We seek to strengthen the development of financial service products and promote sales. We seek to provide services for defined contribution pension plans centering on Japanese 401k plans. We have received approval to serve as an administrator, thereby allowing us to independently offer our own integrated services. We seek to utilize financial engineering techniques to launch risk finance services, such as weather derivatives. We also seek to provide services that respond to financing needs through corporate financing guarantees that utilize our high credit rating. We hope to cultivate these businesses in the future.

•	Risk-related business strategy — We seek to satisfy the expanding needs of our clients not only by developing new insurance products, but also by providing a variety of quality services related to insurance products. Through InterRisk Research Institute & Consulting, Inc., we provide an array of risk management and consulting services. Currently, there is high demand for business continuity management consulting, which entails providing advice on maintaining business operations in the event that companies face unexpected disaster. We have had inquiries about this business from not only large companies, but a high number of small- and medium-sized businesses as well. We are also moving into fields such as nursing care services and health and medical fields. For example, Mitsui Sumitomo Insurance Care Network Co., Ltd. is involved in the operation of nursing care facilities.

•	More Balanced Earnings Structure — In addition to aggregate growth, we also seek to obtain a more balanced earnings structure by decreasing the percentage of our earnings derived from domestic non-life insurance, and raising the percentage of earnings derived from our other main businesses.

•	Investment Management Strategy — We seek to build a medium-term portfolio that will increase the fair value of our net assets by optimizing the risk-return correlation. We seek to ease interest-rate risks by lengthening the duration of yen-denominated assets and utilizing swaps. We seek to reduce asset-fluctuation risks on Japanese stocks by selling part of them. We also seek to increase our credit investments, such as personal loans, as well as to increase our “alternative investments,” such as hedge funds.
Lines of Business
     We engage primarily in underwriting voluntary automobile, compulsory automobile liability, fire and allied lines, personal accident, cargo and transit, hull, and other insurance, principally in Japan. The following table, prepared on a U.S. GAAP basis, sets forth a breakdown of our direct premiums written by our principal types of insurance for each of the fiscal years indicated:

	Year Ended March 31,
	2006	2007	2008
	(Yen in millions)
Voluntary Automobile	¥592,275	¥609,348	¥634,948
Compulsory Automobile Liability (1)	181,757	176,826	165,851
Fire and Allied Lines (2)	250,760	256,259	274,432
Personal Accident	149,237	147,133	146,390
Cargo and Transit	91,798	100,309	108,097
Hull	25,656	29,128	31,799
Other (3)	243,896	256,473	264,215

Total	¥1,535,379	¥1,575,476	¥1,625,732

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2(m) to our consolidated financial statements.

(2)	Includes earthquake insurance.

(3)	Major lines of insurance in this category are liability, aviation, workers’ compensation and movables comprehensive all risks.
     The following table, prepared on a U.S. GAAP basis, sets forth a breakdown of each key component of our insurance premiums written for the fiscal year ended March 31, 2008:

	Direct	Reinsurance	Reinsurance	Net Premiums Written(4)
	Premiums	Premiums	Premiums
	Written	Assumed	Ceded	Amount	%
	(Yen in millions, except percentages)
Voluntary Automobile	¥634,948	¥5,504	¥15,503	¥624,949	40.65%
Compulsory Automobile Liability (1)	165,851	151,465	126,060	191,256	12.44%
Fire and Allied Lines (2)	274,432	52,800	101,973	225,259	14.65%
Personal Accident	146,390	2,072	9,566	138,896	9.03%
Cargo and Transit	108,097	13,321	22,572	98,846	6.43%
Hull	31,799	11,089	21,021	21,867	1.42%
Other (3)	264,215	28,629	56,301	236,543	15.38%

Total	¥1,625,732	¥264,880	¥352,996	¥1,537,616	100.00%

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2(m) to our consolidated financial statements.

(2)	Includes earthquake insurance.

(3)	Major lines of insurance in this category are liability, aviation, workers’ compensation, movables comprehensive all risks.

(4)	Net premiums written = (direct premiums written + reinsurance premiums assumed - reinsurance premiums ceded).

Voluntary Automobile
     Automobile ownership in Japan has grown over the years to the extent that there is currently no other country in the world in which a greater number of automobiles are owned except the United States. Automobile ownership in Japan amounted to approximately 79.1 million automobiles as of March 31, 2008, a decrease of 0.2% from March 31, 2007. In line with the number of automobiles, the number of automobile accidents and the number of persons being injured or dying in such accidents have remained at high levels despite various social efforts to prevent the occurrence of such accidents. To serve the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are stricter than those under the general tort theory under the Civil Code of Japan. Over the years, the average amount of damage awards granted by Japanese courts for liability claim cases relating to automobile accidents has increased, as has the public awareness of the risks involved in automobile ownership in Japan. These circumstances have led to a substantial increase in demand for automobile insurance offered by Japanese non-life insurance companies, including us. According to data gathered by the General Insurance Association of Japan, the industry-wide aggregate amount of direct premiums written for voluntary automobile insurance in Japan was approximately ¥3,495.2 billion for the fiscal year ended March 31, 2008, a decrease of 0.7% from March 31, 2007.
     Automobile insurance in Japan generally carries one or more of the following five types of coverage: bodily injury, property damage, personal injury, protection against uninsured automobiles and vehicular damage. Each type of coverage is briefly described below.
     Bodily Injury Liability. This coverage relates to liability to others for bodily injuries resulting from the ownership, use or maintenance of automobiles subject to the policy. Such bodily injury liability is likewise covered by compulsory automobile liability insurance up to a certain maximum amount provided by law. Bodily injury liability covers the portion of the overall liability that exceeds the maximum amount covered by compulsory automobile liability insurance. In line with the growing public awareness of the risks of automobile ownership, the insured amount per person under a policy is generally unlimited. This coverage constitutes the largest component among the five types of automobile insurance coverage.
     Property Damage Liability. This coverage relates to liability for property damage resulting from ownership, use or maintenance of automobiles subject to the policy. Property damage typically covered includes damage to other automobiles caused by collisions.
     Personal Injury. This coverage relates to bodily injuries of drivers and passengers of automobiles resulting from collisions or other accidents. Under this coverage, damages resulting from injury, including the insured’s own fault, are compensated up to the amount of insurance.
     Protection against Uninsured Automobiles. This coverage relates to damage claims for deaths or permanent disabilities resulting from the ownership, use or maintenance by others of automobiles, to the extent that these claims are not satisfied because such automobiles are not covered by any liability insurance or the liability insurance covering such automobiles is insufficient.
     Vehicular Damage. This coverage relates to physical damage to automobiles resulting from collisions, thefts or other accidents.

     In connection with bodily injury and property damage liability coverages, we provide under certain circumstances settlement assistance services whereby we assist the insured, with the insured’s prior consent and at our expense, in settling the insured’s liability with other persons who make claims by negotiating, proceeding with a mediation for, making an out-of-court settlement, or by proceeding with a civil trial and any subsequent appeals process for a final judgment. The scope of such services is subject to the limitations under applicable law, including the law restricting non-attorneys’ participation in dispute-settlement processes. Such settlement assistance services have contributed to the growth in the demand for automobile insurance in Japan as Japanese customers are generally averse to directly participating in dispute resolution procedures.
     We underwrite automobile insurance for businesses, individuals and households. The marketing for business customers is conducted through agents in charge of respective business customers, including agents affiliated with major corporate customers such as Toyota Motor Corporation, Mitsui & Co. Ltd., Sumitomo Corporation and Sumitomo Mitsui Banking Corporation. The marketing for individual and household customers is also conducted generally through agents, including agents who are automobile dealers, gas stations and automobile service stations, as well as through general agents.
     We classify our customers for automobile insurance into two broad categories: fleet customers who take out policies each covering ten or more automobiles and non-fleet customers who take out policies each covering less than ten vehicles. Fleet customers generally include medium-size and large businesses, and non-fleet customers include individual and household customers as well as small businesses. Different sets of premium rate tables apply to fleet and non-fleet customers. Currently, roughly 15% of the total direct premiums written by us on automobile insurance are for fleet customers.
Compulsory Automobile Liability
     Under the Automobile Liability Security Law, with certain minor exceptions, all automobiles operated on public roads in Japan are required to be covered by “compulsory automobile liability insurance”, which covers liability for bodily injuries. The purchase of such insurance is a condition for the official registration of automobiles and for periodic vehicle inspections. Generally, without such registration, an automobile cannot be operated in Japan. Compulsory automobile liability insurance is designed to serve the public policy of assuring the injured in automobile accidents minimum payments for their claims against those who are liable due to the ownership, use or maintenance of automobiles involved in such accidents. In the light of such public policy, licensed non-life insurance companies in Japan may not refuse to issue compulsory automobile liability policies absent a reasonable ground under the law.
     Under these policies, the maximum amount of coverage for accidents resulting in deaths is limited to ¥30 million per person, for accidents resulting in permanent disabilities, ¥30 million per person, and for accidents resulting in other injuries, ¥1.2 million per person. Persons who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with bodily injury liability coverage on a voluntary basis. In order to mitigate any inconvenience caused by this dual structure, i.e., compulsory and voluntary coverages, the insured is permitted to submit claims for indemnity under both compulsory and voluntary policies to the insurance company that wrote the voluntary policy.

     The licensed non-life insurance companies reinsure 100% of the risk under compulsory automobile liability insurance by means of a pooling arrangement among them. Each company’s participating share in the pool is determined mainly on the basis of the market share of direct premiums written by it for compulsory automobile liability insurance and the aggregate amount of its investment assets as compared with those of other insurers. For the fiscal year ended March 31, 2008, our share in the pool was approximately 16%. Because of this reinsurance arrangement by the pool, the risk assumed by each non-life insurance company is limited.
Fire and Allied Lines (Excluding Earthquake)
     Fire and allied lines insurance (excluding earthquake insurance) is one of the traditional lines of insurance written by us. Fire and allied lines insurance (excluding earthquake insurance) generally covers dwelling houses, shops, offices, factories and warehouses in Japan and their contents against fire, flood, storm, lightning, explosion, theft and other risks. In addition, some policies cover personal accident, third-party liability and loss of income caused by such events.
     This type of insurance is written for individual customers to safeguard their personal lives and for business customers to protect their on-going business operations through coverage of the risks mentioned above. This type of insurance also generally provides mortgage lenders, whether residential or commercial, with protection against loss or damage to mortgaged properties. Traditionally, fire and allied lines insurance (excluding earthquake insurance) has been one of the major lines for non-life insurance companies in Japan. This is reflected in the strong popular awareness of the risks addressed by this insurance, as many houses in Japan have traditionally been susceptible to fires and because Japan is struck by typhoons every year. Some of the products under this insurance line are deposit-type insurance products with a savings feature by way of a maturity refund.
     Under fire and allied lines insurance (excluding earthquake insurance), insurers may be required to make indemnity payments of a very large aggregate amount in the event of a large windstorm, flood or other catastrophe. The following table sets forth information concerning major windstorms and floods in Japan.

	Major claims paid (Disasters)			Amount of Claims Paid (Unit: Hundred Million Yen)
Ranking	Disaster	Region	Date	Fire/New Products	Automobile	Marine	Total
1.	Typhoon No. 19	Through the nation	Sep. 26-28, 1991	5,225	269	185	5,679
2.	Typhoon No. 18	Through the nation	Sep. 4-8, 2004	3,564	259	51	3,874
3.	Typhoon No. 18	Kumamoto, Yamaguchi, Fukuoka, etc.	Sep. 21-25, 1999	2,847	212	88	3,147
4.	Typhoon No. 7	Mainly Kinki	Sep. 22,1998	1,514	61	24	1,600
5.	Typhoon No. 23	West Japan	Oct. 20, 2004	1,113	179	89	1,380

6.	Typhoon No. 13	Fukuoka, Saga, Nagasaki, Miyazaki, etc.	Sep. 15-20,2006	1,161	147	12	1,320
7.	Typhoon No. 16	Through the nation	Aug. 30-31, 2004	1,037	138	35	1,210
8.	Sep. 2000 Flood	Aichi	Sep. 10-12, 2000	447	545	39	1,030
9.	Typhoon No. 13	Kyushu, Shikoku, Chugoku	Sep. 3, 1993	933	35	10	977
10.	Hail	Chiba, Ibaraki	May 24, 2005	372	303	25	700

     We paid insurance indemnity in the aggregate amount of approximately ¥77 billion under fire and allied lines insurance by virtue of Typhoon No. 19 that occurred in September 1991. Our net payment after the receipt of payments under ceded reinsurance was approximately ¥47 billion. Prior to this — particularly when public and non-public measures against disasters were underdeveloped — Japan had experienced strikes by typhoons and wind storms that caused heavier damage than in any of the events listed in the above table, such as the Isewan Typhoon of 1959 which resulted in over 800,000 damaged buildings and over 300,000 flooded buildings.
Earthquake
     Japan is subject to frequent earthquakes. Earthquake, however, is not a type of risk that may easily be underwritten by non-life insurance companies in Japan, because the loss that may result from one earthquake could be disastrously large and the actuarial analysis may not be as effective due to the lack of adequate statistical data. The Law Concerning Earthquake Insurance was enacted in 1966 to implement an earthquake insurance program for dwellings and contents thereof, which is entitled to the benefit of a partial reinsurance arrangement with the government and is subject to limitations on maximum insured amounts.
     We write earthquake insurance pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of fire insurance for dwellings and contents thereof. The insured amount for earthquake under such policies does not exceed a range of 30% to 50% of the insured amount for fire thereunder up to a maximum of ¥50 million for dwellings and ¥10 million for contents thereof, all as prescribed by the Law Concerning Earthquake Insurance.
     Pursuant to the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders per any one occurrence is limited to ¥5 trillion. The earthquake risks written by direct insurers, including us, are wholly reinsured with Japan Earthquake Reinsurance Company Limited, a private reinsurer in Japan owned by major Japanese non-life insurance companies including us. Pursuant to the Law Concerning Earthquake Insurance, this portfolio is protected by (i) an excess of loss reinsurance cover arranged between Japan Earthquake Reinsurance Company and the Japanese Government and (ii) another excess of loss reinsurance cover arranged among Japan Earthquake Reinsurance Company, Toa Reinsurance Company, Limited, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in such insurance cover through retrocession agreements with Japan Earthquake Reinsurance Company. The maximum amount which is to be borne by Japan Earthquake Reinsurance Company per any one occurrence, net of the amount covered by reinsurance ceded, is ¥452 billion. The maximum amount which is to be borne by the Japanese Government per any one occurrence is ¥4,122 billion. The maximum aggregate amount which is to be borne by the original direct insurers and Toa Reinsurance per any occurrence according to the share specified under the retrocession agreements is ¥426 billion, of which our share is approximately 16%. The Law Concerning Earthquake Insurance requires that, if there are special needs, e.g., insufficient existing funds, for the payment of indemnity under earthquake insurance policies, the Japanese Government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for such payment.
     Earthquake insurance under the Law Concerning Earthquake Insurance has drawn considerable attention in the wake of the Great Hanshin Earthquake, which struck the Kobe area in 1995. We paid insurance indemnity in the aggregate amount of approximately ¥16 billion by virtue of the Great Hanshin Earthquake, which is by far the largest amount paid by us pursuant to earthquake insurance policies under the Law Concerning Earthquake Insurance in its history.

     We also write certain earthquake insurance for buildings and structures other than dwellings as an extension to coverage of fire insurance on a private basis separately from insurance under the Law Concerning Earthquake Insurance. Such earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk thereunder is reinsured by reinsurers. Such earthquake insurance has not fared well in the Japanese market due to its significantly high rates. However the demand for this type of insurance has grown in the last several years, and our exposure has also been increasing on a gross underwritten basis. We have expanded our reinsurance coverage with respect to this risk to manage our net exposure.
Personal Accident
     We write personal accident insurance for individual customers in Japan which generally covers bodily injuries of the insured person resulting from accidents. Typically, under personal accident insurance, a fixed amount, without regard to the actual damage incurred, is payable pursuant to a pre-set payment table. We offer a variety of personal accident insurance policy products, which include general personal accident insurance, income indemnity insurance, overseas traveler’s personal accident insurance and traffic accident insurance.
     General Personal Accident. This insurance covers the insured against a broad range of accidents resulting in personal injury, whether they occur at home or abroad. A fixed amount of indemnity is payable in accordance with the particular type of the injury, such as death, permanent disability or hospitalization. A general personal accident insurance policy may cover either one particular individual or all members of a particular household.
     Income Indemnity. This insurance provides to the insured with coverage against loss of income caused by an injury or sickness.
     Overseas Traveler’s Personal Accident. This insurance provides to the insured with coverage against accidents during travels and, if the insured has elected a special policy condition, against sickness during travels.
     Traffic Accident. This insurance covers the insured against collisions with, or accidents occurring on, automobiles, trains, planes, ships and other vehicles. A traffic accident insurance policy may cover either one particular individual or all members of a particular household.
     Many of the products under this line are or, if the insured has elected a special policy condition, may be, deposit-type insurance. We write personal accident insurance for individual customers primarily through our agents. Among various types of personal accident insurance, the three largest — general personal accident, overseas traveler’s personal accident and family accident — accounted for roughly 70% of the total direct premiums written by us for this insurance for the fiscal year ended March 31, 2008.

     Traditionally, personal accident insurance was not a principal line of business for non-life insurance companies in Japan, including us. This line has grown substantially from the mid-1980s to the mid-1990s, as individuals in Japan acquired more leisure time and greater financial resources for personal spending and activities. The introduction of non-life insurance products with deposit-type features added to the growing popularity of personal accident insurance. While we expect this line to grow in the long-run as the personal activities of Japanese individuals expand, its short-term outlook depends largely upon the level of consumer spending, which is affected by general economic conditions in Japan, as well as the popularity of deposit-type insurance products as compared to various other financial products available to individuals in Japan.
Cargo and Transit
     Marine cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of the international cargo insurance is generally governed by the Institute Cargo Clauses of the former Institute of London Underwriters, currently International Underwriting Association. This line of insurance is distinctive in that it provides coverage to risks of acts of war. Over 90% of insurance premiums of our marine cargo insurance policies written in Japan are from international cargoes. Our major clients for international cargo insurance are Japanese manufacturers and trading companies.
     The Marine Cargo insurance business is generally underwritten directly by us through our personnel without using insurance agents. Insurance premiums for international cargo insurance are primarily affected by the level of Japanese import and export trading activities.
     Inland transit insurance is usually purchased by owners of goods that are transported and stored on land to cover physical damage to such goods. Carriers of the goods, on the other hand, purchase inland transit liability insurance to cover their legal or contractual liabilities arising out of the physical damage of such goods.
Hull
     Hull insurance is one of the traditional lines of insurance written by us. Hull insurance covers ocean-going and coastal vessels against damage or loss caused by sinking, stranding, grounding, fire, collision and other maritime accidents. Damage and losses covered include damage to hull, disbursements for voyage, loss of earnings and liability to others for damages. Hull war risk insurance covers vessels against damage or loss resulting from acts of war. Hull insurance is available not only to vessels in operation but also to those under construction in respect of damage caused during the construction period.
     Our primary customers in this line are Japanese shipping companies who operate Japan-flagged vessels or “flag of convenience” vessels, as well as Japanese shipbuilders. The marketing for such customers is generally conducted directly by us without insurance agents. Our revenues in hull insurance are influenced primarily by the number of vessels that are operated by Japanese shipping companies and the number of vessels that are being built by Japanese shipbuilders, which are in turn influenced by overall worldwide economic conditions and a number of global competitive factors surrounding those customers’ respective industries.
     A significant portion of the premiums for hull insurance is denominated in currencies other than Japanese yen, primarily U.S. dollars.
     Loss resulting from an accident involving a vessel may be very large. Thus, we actively reinsure risks under hull insurance contracts to Japanese and overseas reinsurers.

Other
     Other insurance written by us includes liabilities insurance, including product liability insurance, as well as workers’ compensation insurance, movables all-risks insurance and credit and guarantee insurance. Liabilities insurance is written primarily for business customers and includes contractors’ liability insurance and product liability insurance. Workers’ compensation insurance is offered to employers for provisions of benefits to employees as supplements to public insurance for employees. Movables all-risks insurance generally covers damages resulting from loss, theft or destruction of various types of movables, primarily for businesses.
Savings-Type Insurance Products
     Savings-type insurance products combine the characteristics of long-term non-life insurance policies, such as fire and allied lines and personal accident, with those of savings accounts. These policies, the terms of which typically range between three and five years, have proven to be compatible with the particular needs of Japanese consumers.
     The key terms of this type of policy are fixed at the inception of the policy and remain in effect during the policy period. The policyholder can terminate the savings-type insurance contract before the maturity date with a payment of a commission to us that equals to the interest earned for approximately six months. The policyholder is informed at policy inception of the maturity value related to the savings portion of the policy. The maturity value of the policy represents the savings portion of the premium paid by the policyholder plus credited interest. The maturity value is paid on the policy maturity date unless a total loss as defined by the policy occurs during the policy term. No amount is paid under the savings portion of the policy if a total loss occurs during the policy term. A total loss under this type of policy occurs when the aggregate amount of claims paid in connection with losses covered by the policy within any one insurance year reaches the insured amount covered by the policy, regardless of whether claims are caused by one or more events. If a total loss occurs, the policy is immediately terminated.
     The contractual rate of interest credited to the policy varies by product and is established at the beginning of the policy period. The committed interest rate cannot be changed by us at any time during the policy term. Committed interest rates ranged from 0.3% to 1.81% for the fiscal year ended March 31, 2008.
     There are several key reasons for the popularity of savings-type insurance products among the Japanese consumers. First, a substantial number of Japanese consumers have a negative view of the fact that premiums on a standard non-life insurance policy are not repaid at the end of the policy’s term, and the refunding feature of savings-type policies has a strong appeal to such consumers. Second, the dual characteristics of such policies have been another appealing feature, especially as products with different premium payment and refund methods have been introduced to respond to various financial needs of consumers. Third, savings-type insurance products are sold through the numerous agents of Japanese insurance companies, who often visit customers’ homes to offer insurance products, thereby allowing customers to conduct “one-stop shopping” for insurance and savings products at home. Fourth, the size of personal financial assets in Japan has risen along with the rise in personal income of Japanese consumers, and savings-type insurance products, with the dual characteristics mentioned above, have been an attractive investment target for such assets. However, the number of contracts for savings-type insurance products has decreased due to the adverse effect of extremely low rates of interest which have prevailed for over ten years.

     The premiums received under savings-type insurance are generally invested in loans and fixed income securities. The investment return may exceed or fall short of the committed interest depending on, among other factors, the expected rate of interest, the market interest rates applicable to such loans and securities and the extent to which the terms of such loans and securities match the terms of the savings-type insurance policies. We adjust from time to time the committed interest applicable to new savings-type insurance policies in response to changes in market levels of interest rates.
Premium Rates
     A premium under an insurance policy constitutes the “sales price” of that insurance product. There are two components to the premium: the “pure premium”, which represents the cost of claims payment, and the “loading”, which represents the agent commissions and certain other costs to the insurer. The pure premium is determined by multiplying the amount insured by the applicable premium rate, which represents the probability of the occurrence of the loss covered by the insurance policy. This premium rate is calculated by a formula which, on the basis of the “law of large numbers”, purports to reflect the statistical likelihood of such an occurrence. The “law of large numbers” is a mathematical premise that states that the greater the number of exposures, (1) the more accurate the prediction, (2) the less the deviation of the actual losses from the expected losses and (3) the greater the credibility of the prediction. Out of a large group of policyholders, an insurance company can fairly accurately predict the number of policyholders who will suffer a loss, but not the specific policyholders who will suffer a loss, provided that its actuarial assumptions and empirical data are reasonably accurate and its risk models appropriate to analyze the risks insured. The Insurance Business Law and the regulations thereunder require that premium rates be “reasonable and appropriate in accordance with the mathematical principles of insurance” and that they not be “unfairly discriminatory”.
     Until 1998, for certain lines of non-life insurance that are considered to have particularly strong public aspects, such as automobile and fire insurance, the applicable non-life insurance rating organization established pursuant to the Law Concerning Non-Life Insurance Rating Organizations determined premium rates. Such organizations included the Automobile Insurance Rating Organization of Japan and the Property and Casualty Insurance Rating Organization of Japan. As discussed in “Regulation” below, the 1998 amendments to the Law Concerning Non-Life Insurance Rating Organizations abolished this arrangement. The role of the rating organizations in respect of these lines of insurance is now that of supporting the non-life insurers by calculating advisory rates, preparing standard forms of insurance contracts and collecting a wide range of insurance-related data. As a result of this liberalization, non-life insurance companies may set their own premium rates for their products. This has had the effect of intensifying the competition in the industry.
     On July 1, 2002, the Automobile Insurance Rating Organization of Japan and the Property and Casualty Insurance Rating Organization of Japan merged to form the “Non-Life Insurance Rating Organization of Japan.”
Loss and Expense Ratios
     We calculated and disclosed publicly our loss ratio and expense ratio based on our consolidated financial statements. The following table, prepared on a U.S. GAAP basis, sets forth information with respect to our loss and expense ratios for each of the periods indicated. Net loss ratio represents the ratio of net loss incurred to net premiums earned.

	Year Ended March 31,
	2005	2006	2007	2008	2008
	(Yen in millions, dollars in thousands, except percentages)
Voluntary Automobile:
Net premiums written	¥582,410	¥587,253	¥599,663	¥624,949	$6,249,490
Net premiums earned	581,065	590,052	600,371	621,036	6,210,360
Net loss incurred	372,558	370,790	401,429	405,656	4,056,560
Net loss ratio	64.1%	62.8%	66.9%	65.3%
Compulsory Automobile Liability:
Net premiums written	¥195,741	¥193,402	¥192,087	¥191,256	$1,912,560
Net premiums earned	185,264	193,871	193,663	193,572	1,935,720
Net loss incurred	138,756	154,440	137,607	133,688	1,336,880
Net loss ratio	74.9%	79.7%	71.1%	69.1%
Fire and Allied Lines:
Net premiums written	¥188,122	¥205,214	¥208,182	¥225,259	$2,252,590
Net premiums earned	163,248	180,143	185,208	209,396	2,093,960
Net loss incurred	155,525	97,810	93,302	114,095	1,140,950
Net loss ratio	95.3%	54.3%	50.4%	54.5%
Personal Accident:
Net premiums written	¥132,456	¥143,190	¥139,795	¥138,896	$1,388,960
Net premiums earned	127,528	133,476	134,369	132,171	1,321,710
Net loss incurred	54,187	60,089	69,292	73,921	739,210
Net loss ratio	42.5%	45.0%	51.6%	55.9%
Cargo and Transit:
Net premiums written	¥71,501	¥83,282	¥91,379	¥98,846	$988,460
Net premiums earned	69,815	79,963	90,286	97,696	976,960
Net loss incurred	33,058	34,722	38,802	35,753	357,530
Net loss ratio	47.4%	43.4%	43.0%	36.6%
Hull:
Net premiums written	¥14,405	¥16,564	¥19,602	¥21,867	$218,670
Net premiums earned	13,616	15,551	18,496	21,508	215,080
Net loss incurred	12,199	14,508	16,620	15,933	159,330
Net loss ratio	89.6%	93.3%	89.9%	74.1%
Other:
Net premiums written	¥218,342	¥229,602	¥238,671	¥236,543	$2,365,430
Net premiums earned	217,212	229,745	246,687	227,306	2,273,060
Net loss incurred	152,488	149,264	152,604	127,211	1,272,110
Net loss ratio	70.2%	65.0%	61.9%	56.0%
Total:
Net premiums written	¥1,402,977	¥1,458,507	¥1,489,379	¥1,537,616	$15,376,160
Net premiums earned	1,357,748	1,422,801	1,469,080	1,502,685	15,026,850
Net loss incurred	918,771	881,623	909,656	906,257	9,062,570
Net loss ratio	67.7%	62.0%	61.9%	60.3%
Net loss adjustment expenses incurred — unallocated	¥62,614	¥68,855	¥70,001	¥82,370	$823,700
Ratio of losses and loss adjustment expenses incurred to net premiums earned (A)	72.3%	66.8%	66.7%	65.8%
Underwriting and administrative expenses incurred (1)	¥426,333	¥448,832	¥482,592	¥505,549	$5,055,490
Ratio of underwriting and administrative expenses incurred to net premiums written (1)(B)	30.4%	30.8%	32.4%	32.9%
Combined loss and expenses ratios (2)	102.7%	97.6%	99.1%	98.7%
Net premiums/direct premiums written ratios	95.4%	95.0%	94.5%	94.6%

(1)	These data are for our property and casualty businesses only.

(2)	Sum of (A) and (B).

Reconciliation of Beginning and Ending Liabilities for Losses and Claims
     The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of the beginning and ending liabilities for losses and claims and claim adjustment expenses for each of the three fiscal years ended March 31, 2008:

	Year Ended March 31,
	2006	2007	2008
	(Yen in millions)
Balance at beginning of year	¥937,057	¥1,056,517	¥1,153,550
Less reinsurance recoverable	234,097	233,369	237,719

Net balance at beginning of year	702,960	823,148	915,831
Incurred related to:
Current year insured events	1,009,061	1,049,859	1,094,832
Prior year insured events	8,547	14,834	(7,191)

Total Incurred	1,017,608	1,064,693	1,087,641
Paid related to:
Current year insured events	517,384	546,938	573,389
Prior year insured events	390,252	437,353	485,355

Total paid	907,636	984,291	1,058,744
Adjustment in connection with the acquisition	10,216	12,281	—

Net balance at end of year	823,148	915,831	944,728
Plus reinsurance recoverable	233,369	237,719	253,092

Balance at end of year	¥1,056,517	¥1,153,550	¥1,197,820

Changes in Historical Liabilities for Losses and Claims
     The table below represents on a non-consolidated basis loss reserve development data for our non-life insurance business, which include voluntary automobile, fire and allied lines, personal accident, cargo and transit, hull, liability, workers compensation, movables all risks and other lines except compulsory automobile liability and earthquake. Japan has special reinsurance schemes for compulsory automobile liability and earthquake under which each direct insurer is obliged to cede 100% of the risk and assume some portion of the risk as a form of retrocession, and detailed information on the losses and claims for such lines of business is not practically available. Therefore, the data for such lines of business was not included. The losses and claims for compulsory automobile liability and earthquake are generally settled within a short period.
     These lines of business represent the majority of our business on a non-consolidated basis. Liabilities for losses and claims of these lines of business of the Company represent approximately 68% of our net balance of total liabilities for losses and claims on a consolidated basis (the average figure for the years ended March 31, 2004, 2005 ,2006 and 2007). Consolidated loss reserves are less than 50% of stockholders’ equity as of March 31, 2006, 2007 and 2008.
     The table illustrates the change over time of our liabilities for loss and claims at the end of the fiscal years indicated. The liabilities represent the estimated amount for loss and claims arising in the current and all prior accident years that are unpaid as of the balance sheet data.

     The first section of the following table, prepared on a U.S. GAAP basis, shows net balance of total liabilities for losses and claims as initially established at the end of each stated fiscal year. The second section, reading down, shows the cumulative amounts paid, net of reinsurance and retrocessions, as of the end of the successive fiscal years with respect to the liability initially established. The third section shows the retroactive re-estimation of the initially established total liabilities for losses and claims as of the end of each successive fiscal year, which results primarily from our expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated net balance of total liabilities for losses and claims to the ones initially established and indicates the cumulative development of the initially established net balance of total liabilities through March 31, 2008. For instance, the surplus, or deficiency, shown in the table for each year represents the aggregate amount by which the original estimates of liability at that fiscal year-end have changed in subsequent fiscal years. Accordingly, the cumulative surplus, or deficiency, for a fiscal year-end relates only to liabilities at that fiscal year-end and such amounts are not additive.
     Liabilities for losses and claims are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the liability is stated. The liability estimates are based upon the factors discussed above.
     Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table. Total liabilities for losses and claims and retroactive re-estimation of the liability are presented net of reinsurance.

	Year Ended March 31,
	2004	2005	2006	2007
	(Yen in millions, except percentages)
Total liabilities for losses and claims	¥434,111	¥483,572	¥525,520	¥572,729
Cumulative paid as of:
One year later	238,206	268,580	283,053	294,937
Two years later	308,374	356,178	373,367
Three years later	356,171	403,909
Four years later	381,850
Liability re-estimated as of:
One year later	444,009	487,142	532,518	551,984
Two years later	437,203	495,621	519,718
Three years later	437,617	487,139
Four years later	436,074
Cumulative surplus (deficiency)	¥(1,963)	¥(3,567)	¥(5,802)	¥20,745
%	(0.5)%	(0.7)%	(1.1)%	3.6%

Operations
Sales, Marketing and Underwriting
     In addition to our head office, we have 18 regional headquarters, 130 branches and 707 sub-branches located throughout Japan as of June 30, 2008. Regional headquarters are charged with overseeing the operations of branches and sub-branches in the respective regions. The head office has delegated to these regional headquarters powers necessary to manage and oversee the operations in their respective regions. The primary purpose of this delegation is to enable the regional headquarters to gauge and respond quickly to customers’ needs and other local market conditions. Branches and sub-branches are each responsible for a specified geographical area in which they carry out ordinary insurance activities, including policy issuance, loss adjustment and settlement of claims at their own discretion within authorized limits. Certain activities are under the direct control of the head office in Tokyo, including all reinsurance business as well as transactions involving amounts which exceed the branches’ authorized limits.
     Instead of the brokering system common in Europe and North America, non-life insurance in Japan is sold primarily through a network of full- or part-time insurance agents. As of March 31, 2008, we had 47,294 insurance agents, approximately 50% of whom sell insurance exclusively for us. These exclusive agents accounted for approximately 40% of the total premiums written through our agents. Our agents include corporations and individuals. Agents in Japan are required to be registered with the Financial Services Agency.
     We regard the establishment of strong sales agency channels as a key factor in enhancing our competitive edge to be successful in Japan’s deregulating market environment. We stress educating our insurance agents thoroughly and on an ongoing basis, with the goal of maintaining and strengthening professional insurance agency operations. We seek to enable our agents to respond effectively to customers’ needs with appropriate knowledge of products and the ability to deal with and meet consumer demands. In addition to inhouse education programs, we delegate certain of our training functions to MITSUI SUMITOMO INSURANCE Agency Service Company, Limited, one of our subsidiaries which promotes large-scale expansion of and business assistance to insurance agencies.
     In an effort to increase customer services and to strengthen sales, we maintain an “agency qualification system” and seek to provide insurance agents with appropriate products and business knowledge, such as claims payment procedures and other information. This agency qualification system works in collaboration with our “business ranking evaluation” by which insurance agents are rated in order to determine their commission. Insurance agents are compensated on a commission basis and, depending on our business ranking evaluation, which is conducted once every year, rates may vary from agent to agent even when dealing with the same type of insurance, according to factors such as qualifications, business volume and profitability.
Insurance Brokers
     Although we do not foresee in Japan an immediate development of a strong brokerage structure or significant increase in market scale of brokerage businesses, we will continue to monitor the potential market opportunities. In light of the continuing deregulation of the Japanese financial system, insurance brokers may in the future become an important sales channel, and we are exploring ways to take active measures to pave the way for future deployment of an effective brokerage organization.

Claims Processing
     Claims of policyholders are accepted for processing either by insurance agents or by us at our branch offices. The processing of insurance claims is undertaken by our branch offices and, in cases of overseas claims, by our claim processing subsidiaries located in New York, London and Bangkok. There is great customer demand for quick claim processing conducted by a nearby office. In view of the intensifying competition in insurance and other financial markets in Japan, we have focused on expediting claim processing in order to satisfy customer needs. As of April 1, 2008, there were 283 offices, including our branch offices, throughout Japan that are staffed with an aggregate of approximately 8,000 specialized employees and engage in claim processing work. We have also set up a 24-hour a day, 365-day a year claim processing service and have provided our adjusters with hand-held portable personal computers in order to conduct quick and accurate repair-cost estimates.
Investment Trust Sales and Defined Contribution Pension Plans
     In 1998, we started directly selling investment trusts through our network of insurance agents. In light of the expected growth of investment trusts among Japanese individual investors’ financial assets and the expected positive effect of cross-selling investment trusts through our network of insurance agents, we have been focusing on expanding sales of investment trusts.
     On October 1, 2001, a defined contribution pension system was introduced in Japan upon the effectiveness of the Defined Contribution Pension Law. We have developed insurance and investment trust products for defined contribution pension plans and have begun proposing those products to our corporate customers. Under corporate-type pension plan rules we have introduced products, centering on the JIP general 401K plans for small- and medium-sized companies, while proactively ascertaining needs of small- and medium-sized enterprises for defined contribution pension plans, thereby earning extensive acclaim from these customers. Mainly through tie-ups with banks, we are also aggressively cultivating business in pension schemes for individuals being introduced primarily by large companies, which are targeting persons leaving their companies mid-career.
Financial Guarantee
     We have been engaged in the business of providing guarantees in financial transactions, including those involving asset-backed securities, securitization products and credit derivative contracts since the 1990s, in a position as a direct insurer, a reinsurer and a protection seller of credit derivative contracts.
     In principle, we maintain a conservative policy for underwriting such financial guarantees and require that such transactions have at least an investment-grade credit rating. For example, with regard to credit derivative contracts, all the contracts of collateralized debt obligations which we are currently undertaking are rated AAA or higher.
Alternative Risk Transfer
     Following the December 1998 amendment to the Insurance Business Law, in March 1999 we started our own derivatives business, including trading and sales of interest rate and currency derivatives, as part of the expansion of our financial services. Subsequently, our derivatives business has included the development and sales of ART, or alternative risk transfer products including weather and earthquake derivatives. In 2007, our weather derivatives business for customers who are financially affected by unexpected weather conditions expanded through domestic alliances with banks and other participants in the markets and through MSI GuaranteedWeather LLC, a wholly-owned subsidiary which was established in April to expand our weather-related business. MSI GuaranteedWeather LLC was formed by acquiring the entire business of GuaranteedWeather, Kansas, U.S., a risk management company handling weather derivatives and our business alliance partner up to the date of acquisition.

Reinsurance
     For a variety of purposes, insurers cede liabilities under their policies to reinsurers. The benefits of reinsurance include stabilization of profits by reducing fluctuations of loss ratios arising from large or multiple claims, procurement of greater capacities to write larger risks and control over exposures to extraordinary losses or catastrophes.
     We cede a portion of the risks we underwrite and pay reinsurance premiums based upon the risks subject to the terms and conditions of reinsurance contract. Although a reinsurer is liable to us to the extent of the risks assumed, we remain liable as the direct insurer to policyholders on all such risks.
     We cede liabilities under our policies to various reinsurers in the world, which we select primarily from the viewpoint of financial security. We believe that there are no material amounts uncollectible from our current reinsurers.
     We utilize a variety of reinsurance arrangements, which are classified into two basic types: proportional reinsurance and excess-of-loss reinsurance.
     Proportional reinsurance. In this type of reinsurance, reinsurers share a proportional part of the original premiums and losses under the reinsurance cession assumed. This type of reinsurance is used as a means to limit a loss amount on an individual-risk basis. In proportional reinsurance, the reinsurer customarily pays the ceding insurer a ceding commission, which is generally based upon the ceding insurer’s cost of acquiring the business ceded and may also include the ceding insurer’s margin. In most cases, this type of reinsurance is arranged in the form of a reinsurance treaty, where the ceding insurer is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining a separate prior consent to each cession from the reinsurers. If the underwriting capacity provided by such a treaty is not sufficient, the ceding insurer would have to arrange for “facultative reinsurance” in which separate consent must obtain from each reinsurer before any cession.
     Excess-of-loss reinsurance. This type of reinsurance indemnifies the ceding insurer against a specified level of losses on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity with more competitive pricing by offering various levels of risk exposure with different terms for reinsurers with different preferences. This type of reinsurance is commonly used as a means of protecting against the occurrence of catastrophes such as earthquakes and windstorms by capping the total accumulated amount of losses from the retention of individual risks after recovery of losses from proportional reinsurance.
     By establishing an efficient and stable retention/reinsurance program structure, we aim to achieve the following:
•	Stabilize profits and maximize middle-term earnings;

•	Increase return on equity;

•	Improve our combined ratio and solvency ratio;

•	Achieve cost savings and strengthen our overall competitiveness.

     Taking account of these policies, we believe that we adequately control our exposure on both per risk and per occurrence basis.
     Additionally, we utilize insurance-linked securities, which enable us to transfer insurance risks to capital markets as well as traditional reinsurance markets. Since the traditional reinsurance markets imply volatility in terms of capacity and cost, diversifying the method of transferring insurance risks stabilizes our financial status. We also assume reinsurance from our overseas affiliates, insurance pools and other insurers/reinsures as additional sources of revenue. In line with our group strategy to expand overseas business, assuming reinsurance from our overseas affiliates plays important role to strengthen their capability of providing effective and responsive insurance rates to our customers outside of Japan.
     In addition, we assume reinsurance from overseas insurers and reinsurers through our reinsurance subsidiary operations in both Ireland and Bermuda. This improves our comprehensive group risk structure by diversifying our insurance portfolio in terms of perils and regions, and the premiums assumed from foreign insurers and reinsurers are generally in foreign currencies.
     The following table, prepared on a U.S. GAAP basis, sets forth our reinsurance premiums assumed and ceded and retention ratio for each of the periods indicated:

	Year Ended March 31,
	2006	2007	2008
	(Yen in millions, except percentages)
Direct premiums written	¥1,535,379	¥1,575,476	¥1,625,732
Reinsurance premiums assumed	250,396	265,857	264,880
Reinsurance premiums ceded	(327,268)	(351,954)	(352,996)

Net premiums written	¥1,458,507	¥1,489,379	¥1,537,616

Retention ratio(1)	81.7%	80.9%	81.3%

(1)	Retention ratio is calculated by dividing the net premiums written by the aggregate of the direct premiums written and the reinsurance premiums assumed.
Overseas Business
     The overseas business is considered as one of our core operations, playing an important role in terms of both achieving group core profit and balancing our overall business structure. Along with the 3 overseas branches and 37 overseas offices of Mitsui Sumitomo Insurance, the group has 29 overseas subsidiaries and affiliates engaged in providing insurance related services, including 2 subsidiaries engaged in underwriting reinsurance, as of March 31, 2008. As a whole, the group operates in 37 countries and has 313 offices worldwide outside of Japan. Our overseas underwriting activity is mainly conducted by the following branches, subsidiaries and affiliates:
•	Asia and Oceania — Thailand Branch, Taipei Branch and Korea Branch of Mitsui Sumitomo Insurance, Mitsui Sumitomo Insurance (China) Company Limited, Mitsui Sumitomo Insurance Company (Hong Kong), Limited, MSIG Insurance (Hong Kong) Limited, Mitsui Sumitomo Insurance (Singapore) Pte Ltd, MSIG Insurance (Singapore) Pte. Ltd., MSIG Insurance (Thailand) Co., Ltd., PT. Asuransi MSIG Indonesia, MSIG Insurance (Malaysia) Bhd., BPI/MS Insurance Corporation, FLT Prime Insurance Corporation, Philippine Charter Insurance Corporation, United Insurance Company of Vietnam, Asia Insurance (Cambodia) Plc., MSIG Mingtai Insurance Co., Ltd. and Cholamandalam MS General Insurance Company Limited

•	The Americas — Mitsui Sumitomo Insurance USA Inc., Mitsui Sumitomo Insurance Company of America and Mitsui Sumitomo Seguros S/A.

•	Europe, the Middle East and Africa — Mitsui Sumitomo Insurance Company (Europe), Ltd., MSI Corporate Capital Ltd. and Mitsui Sumitomo Insurance (London) Limited

•	Reinsurance Business — Mitsui Sumitomo Reinsurance Limited and MS Frontier Reinsurance Limited
     Along with the traditional area of underwriting commercial risks for overseas subsidiaries and affiliated companies of customers in Japan, we are extending our underwriting activities to non-Japanese risks including personal line insurance, thereby expanding while at the same time diversifying our global underwriting portfolio. We have also introduced a new decentralized operating framework to manage our widely diversified overseas business portfolio. Dividing our global network into three areas, Asia, Americas and Europe, where each have established a regional holding company to manage the regional business, the new framework is intended to realize prompt decision-making and business execution as well as to effectively manage and govern our overseas business.
     In Asia, our history dates back to 1964 when we first opened our branch in Bangkok. Since then, the company has been successful in expanding its business throughout Asia offering a wide variety of non-life insurance products to serve the demands of various customers in the region. Along with steady organic growth, we accelerated our expansion in the region by acquiring the Asian non-life insurance operations of Aviva in September 2004, and Taiwan’s 2nd largest non-life insurance company, Mingtai Fire and Marine (now MSIG Mingtai Insurance) in May 2005, thereby affirming our position as one of the leading non-life insurers in Asia. In order to effectively manage our widely spread Asian business, in 2006, we established a regional holding company in Singapore which now manages the business mainly in the ASEAN region. In China, we obtained a license from the China Insurance Regulatory Commission to incorporate our former Shanghai branch, which had been operating since 2004, into a wholly-owned subsidiary in 2007, while in India, our joint-venture company Cholamandalam MS, which was established in 2003, continues to successfully expand its business by rapidly creating an extensive nationwide network.
     Outside of Asia, in January 2002 we established the first Japanese non-life insurance holding company in the United States, now placing 5 subsidiaries, including 2 insurance subsidiaries, under its management in order to strengthen the North American business. In Europe, our Lloyd’s operation since its foundation in April 2000 has been successful in creating an innovative and dynamic business and now places itself within the top third of Lloyd’s syndicates in terms of turnover. To further affirm our support to the syndicate, in October 2006, we successfully launched our own dedicated managing agent, Mitsui Sumitomo Insurance Underwriting at Lloyd’s Limited, also confirming our commitment to the Lloyd’s market. For our reinsurance business, in November 2006, we increased the capital base of our reinsurance subsidiary MS Frontier Reinsurance Limited (based in Hamilton, Bermuda) from US$ 200 million to US$ 300 million, in order to expand our group’s global reinsurance operations.

Life Insurance Business
     We view our life insurance business as one of our core operations, together with our non-life insurance business. We believe that the expansion of our life insurance business can contribute to long-term growth and increased profits. In October 2001, in conjunction with the Merger, Mitsui Mirai Life Insurance and The Sumitomo Marine Yu-Yu Life Insurance merged to become Mitsui Sumitomo Kirameki Life Insurance Company, Limited, a wholly-owned subsidiary of us. Mitsui Sumitomo Kirameki Life’s principal office is located in Tokyo, and it has approximately 665 employees and 26 branches throughout Japan.
     Mitsui Sumitomo Kirameki Life utilizes a network of approximately 13,592 agents from our nationwide network to sell life insurance products, mainly consisting of whole life insurance, term insurance, income benefit insurance and living benefit insurance. Since it started operations, Mitsui Sumitomo Kirameki Life has been steadily expanding its business. It had underwritten approximately 985,000 insurance contracts, excluding group insurance contracts, as of March 31, 2008, compared to approximately 917,000 contracts as of March 31, 2007. Furthermore, total insurance in force was ¥11.1 trillion as of March 31, 2008, compared to approximately ¥10.7 trillion as of March 31, 2007. Mitsui Sumitomo Kirameki Life’s net profit was ¥19.4 billion for the fiscal year ended March 31, 2008.
     We established a joint venture with the U.S.-based Citigroup and began selling personal annuities in October 2002. Subsequently, in July 2005 Citigroup sold its life insurance and annuity business, including the aforementioned joint venture, to MetLife, Inc., of the United States, making MetLife our new partner in this joint venture. Later, on October 1, 2005, the name of this company was changed to Mitsui Sumitomo MetLife Insurance Co., Ltd. The joint venture will continue to carry out sales centered on individual annuities.
     In the last five years since its inception, Mitsui Sumitomo MetLife Insurance Co. has expanded its sales channel and developed competitive new products. As a result, Mitsui Sumitomo MetLife Insurance Co. has become one of the leaders in the industry. At the end of March 31, 2008, the net premiums written was ¥644.6 billion, the amount of insurance contracts in effect was ¥2,527.8 billion, and the number of insurance contracts in effect was 274,000.
     In order to provide annuities for the long-term, the credibility of the company is crucial in gaining customer trust. Mitsui Sumitomo MetLife Insurance Co. has received an insurance financial strength rating of AA from Standard & Poor’s, and an insurance claims paying ability rating of AA form Rating and Investment Information, Inc. (As of June 30, 2008.)
     We differentiate this joint venture from Mitsui Sumitomo Kirameki Life through its unique sales channels and products.
Direct Marketing Non-Life Insurance
     We have made Mitsui Direct General Insurance Company, Ltd. (“MDGI”) its subsidiary by subscribing for the new shares that MDGI issued and by further acquiring MDGI’s outstanding shares from the minority shareholders. MDGI was established by Mitsui & Co. Ltd. and other companies of Mitsui group in June 1999 and started business operations in June 2000. MDGI has expanded its internet non-life insurance business by focusing on the internet business model from the spread of internet users.

Financial Services
     On December 1, 2002 Sumitomo Mitsui Asset Management Company, Limited, the 17.5%-owner affiliate of the Mitsui Sumitomo Insurance, was formed through the merger of MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd., the former wholly owned subsidiary, and four other asset management companies. MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. was consolidated until November 30, 2002, and Sumitomo Mitsui Asset Management Company, Limited was accounted for under the equity method from December 1, 2002.
     Sumitomo Mitsui Asset Management is one of the largest asset management companies in Japan, with its operations consisting of two businesses: investment advisory services and management of investment trusts. The asset management market in Japan is expected to grow in the long term, and we expect the already fierce competition in the market to intensify. As of March 31, 2008, assets under management totaled approximately ¥11,668 billion for Sumitomo Mitsui Asset Management.
     We conduct our venture capital business through MITSUI SUMITOMO INSURANCE Venture Capital Co., Ltd., a wholly-owned subsidiary. In addition to utilizing MITSUI SUMITOMO INSURANCE Venture Capital for the purpose of investing our own insurance assets, we seek to provide value-added venture capital asset management services to third party customers through MITSUI SUMITOMO INSURANCE Venture Capital. We are also seeking to expand our venture capital consulting capability.
Long-Term Care Services
     With the introduction in April 2000 of the Long-term Care Insurance Law in Japan, Mitsui Sumitomo Insurance moved to strengthen its capability with respect to nursing care services. In October 2001, three nursing care related companies, Life Services Net, Well Life Services and Sumitomo Marine Sawayaka Net, merged to become MITSUI SUMITOMO INSURANCE Care Network Company, Limited. MITSUI SUMITOMO INSURANCE Care Network plays a principal role for us in the nursing care field and provides home-visit long-term care, private nursing home services and long-term care training services in the Nagoya region in central Japan and in the Yokohama area near Tokyo. MITSUI SUMITOMO INSURANCE Care Network Company, Ltd. opened another private-pay nursing home named “Yu Life Setagaya” in Setagaya-Ward, Tokyo, in July 2006, following the previous nursing home, “Yu Life Yokohama,” which was opened in 1995. Our group aims to develop a comprehensive nursing service business, centering on the private nursing home business, and to contribute to prosperous longevity in the light of the rapidly aging population.
Alliances with Other Financial Institutions
     As part of our strategy to enhance our insurance business and to expand other operations such as financial businesses and risk related services, we have entered into the following alliances with other financial institutions:
     In November 2001, we agreed with Mitsui Life, Sumitomo Life and Sumitomo Mitsui Banking Corporation to execute a wide-ranging alliance to further strengthen our insurance business. The proposed strategies are (i) collaboration of distribution channels among Mitsui and Sumitomo group insurance companies, (ii) joint-research and development of hybrid life and non-life insurance and financial products, (iii) concentration of Mitsui Life’s non-life subsidiary’s business in us and (iv) reorganization of asset management businesses. The agreement in April 2002 for merger of our asset management subsidiaries, described above, is a result of this alliance. As a further result of this alliance, Mitsui Life’s non-life insurance subsidiary, Mitsui Seimei General Insurance had transferred its policies to us until November 2003. Mitsui Life now promotes sales of our non-life insurance products.

     In April 2002, American Appraisal Associates, the world’s largest valuation consulting firm, and InterRisk Research Institute & Consulting, a general think tank and consulting firm within the Mitsui Sumitomo Insurance group, established a joint venture corporation, American Appraisal Japan, to begin a full-service professional valuation practice in the Japanese appraisal market. American Appraisal Japan will provide a wide array of valuation services including with respect to corporations, machines and equipment, land and intangible assets. We, as a group, seek increased growth and revenues through marketing appraisal services to our corporate insurance clients.
     Mitsui Sumitomo Insurance entered into a sales alliance with AXA Life Insurance Company, Ltd. in July 2004, with the aim of AXA Life introducing Mitsui Sumitomo Insurance defined contribution plans (Japanese 401k) and consulting services. We believe AXA Life has a competitive advantage in the market for small to medium-sized companies and has a special full-time advisor channel. We believe the alliance enables us to promote defined contribution plans through cross-selling to the life insurance customers of AXA. At the same time, AXA Life can provide higher-quality products and services to their customers for the convenience of the customers.
     In May 2004, Mitsui Sumitomo Insurance and Tokai Tokyo Securities Co., Ltd. (“TTS”) entered into a business and capital alliance in order to provide attractive products and services to meet customer demands. Currently, TTS carries our life insurance, non-life insurance, and variable annuities products, and together, provides support services to small to medium-sized companies. TTS ranks top in the sales of our insurance products and variable annuities. We plan to continue the alliance with TTS and build an integrated securities and insurance business model using both companies’ business knowledge.
Investments
     We invest in a portfolio of assets funds which are either (i) such portion of deposit premiums by policyholders under deposit-type insurance that have not been due for refund to the policyholders or (ii) our other general funds including such portion of net premiums written that have not been disbursed as indemnity payments. The deposit premiums are to be refunded to policyholders at maturity of deposit-type insurance, together with interest which is calculated at pre-agreed rates of interest and a portion of the investment return on the relevant deposit premiums. The investment return on the deposit premiums directly affects the attractiveness to policyholders of our deposit type products. Other general funds are to be used by us for indemnity payments under insurance policies upon occurrence of the risks covered, for working capital and for other general corporate purposes. Our principal investment objectives are first, to maintain the high quality of our investment assets in order to strengthen our claim payment capabilities. Second, we seek to maintain sufficient liquidity to meet the requirements of timely indemnity payments and payments of maturity refunds and dividends under deposit-type insurance policies. Third, upon satisfying the first two objectives described above, we seek to obtain the highest possible return on our investments.

     With regard to the distribution of our investment assets among different asset types, we seek to ensure that our general funds and premiums received on deposit-type insurance policies match investments with different risk profiles relating to the characteristics of the respective sources of the investment assets and thus respective corresponding liabilities. With regard to deposit-type insurance, because our liabilities consist of yen-denominated liabilities with respect to maturity refunds and dividends, we endeavor to secure stable investment income sources, as well as sufficient liquidity and relatively low risk, by allocating the corresponding investment assets primarily among yen-denominated deposits and savings, call loans, bonds and loans. With regard to our general funds, in addition to the above-mentioned yen-denominated assets, we diversify our investments among Japanese equities and foreign securities, real estate and other investments, thereby seeking stable investment income sources while at the same time seeking higher returns on investments.
     In connection with the amendment of the Insurance Business Law, which came into force in April 1996, most government regulations relating to our investments were eliminated. The remaining regulations limit the percentage of the book value of our assets that may be invested in specified categories of investment products without the approval of the Commissioner of the Financial Services Agency. For example, without such approval, investments in shares in Japanese companies are limited to 30%, investments in assets denominated in foreign currencies are limited to 30%, and investments in real estate are limited to 20%, in each case, of the book value of our total assets, less reserves for deposit-type policies and certain specified assets, under Japanese GAAP.

     The following table, prepared on a U.S. GAAP basis, sets forth our investments as of each date indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	¥3,193,503	¥3,317,804	¥3,334,185
Equity securities, at fair value	3,105,217	3,312,574	2,547,773
Securities held to maturity:
Fixed maturities, at amortized cost	261,170	384,215	449,474
Mortgage loans on real estate	15,129	11,511	9,859
Investment real estate, at cost less depreciation	53,034	49,192	43,151
Policy loans	38,615	38,523	39,536
Other long-term investments	721,491	715,972	749,385
Short-term investments	93,829	113,671	120,086

Total investments	¥7,481,988	¥7,943,462	¥7,293,449

Cash and cash equivalents	¥385,165	¥369,941	¥368,290

Investments in and indebtedness from affiliates:
Investments	¥59,480	¥46,198	¥56,351
Indebtedness	2,164	3,008	2,961

Total investments in and indebtedness from affiliates	¥61,644	¥49,206	¥59,312

     A substantial portion of our investments consists of our direct investments by Mitsui Sumitomo Insurance and Mitsui Sumitomo Kirameki Life. As of March 31, 2008, investments by Mitsui Sumitomo Insurance represented 80.4% of our total investments and investments by Mitsui Sumitomo Kirameki Life represented 12.7%.
Securities available for sale
     We invest in a diversified portfolio of securities. The following table, prepared on a U.S. GAAP basis, sets forth our securities by type as of each date indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Japanese bonds	¥2,188,253	¥2,243,740	¥2,305,653
Foreign bonds	1,005,250	1,074,064	1,028,532

Total bonds other than affiliates	3,193,503	3,317,804	3,334,185
Japanese equities	2,881,991	3,057,218	2,276,543
Foreign equities	223,226	255,356	271,230

Total equities other than affiliates	3,105,217	3,312,574	2,547,773

Securities available for sale	¥6,298,720	¥6,630,378	¥5,881,958

     Japanese bonds. We invest in Japanese government bonds, local government bonds and corporate bonds, which generally yield higher returns on investment, yet are nearly as liquid, when compared with deposits and savings or call loans. Fluctuations in market interest rates, in the absence of countervailing hedging or other procedures, could result in losses or gains in the carrying value of our investments in such bonds. We use interest rate swaps and futures contracts to manage and control such market risks within certain parameters.

     Japanese equities. As stated above, we seek to combine the above-mentioned objectives of diversifying investments and obtaining high investment returns while maintaining and enhancing business relationship with major corporate customers in Japan through ownership of shares in such customers on a long-term basis. However, stocks are exposed to volatility risk that is substantially higher than that of other assets in which we generally invest, and we believe that this type of stock holding generates significant risk for our portfolio. Accordingly, we seek to reduce our levels of stock holdings.
     Foreign bonds. We invest in government and corporate bonds of foreign issuers with a view toward generating interest income which is generally higher as compared with investments in Japanese bonds under recent market conditions, as well as toward ensuring a certain degree of liquidity in our assets in the event of a major natural disaster in Japan that temporarily incapacitates the Japanese financial and monetary system and necessitates indemnity payments under our policies. We manage and control foreign exchange exposures within certain parameters primarily by using forward exchange contracts and currency options and interest rate exposures by using interest rate swaps and futures.
Loans
     Loans are one of our primary investment assets. Loans generally generate relatively high interest income. Credit risk management is the key element in operating loans. The following table, prepared on a U.S. GAAP basis, sets forth our loans, other than those to affiliates, outstanding as of each date indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Mortgage loans on real estate	¥15,129	¥11,511	¥9,859
Other long-term investments:
Mortgage loans on vessels and facilities	708	526	277
Collateral and guaranteed loans	353,389	376,405	403,488
Unsecured loans	364,704	337,662	345,467
Policy loans	38,615	38,523	39,536

Total	¥772,545	¥764,627	¥798,627

     Mortgage loans on vessels and facilities, collateral and guaranteed loans and unsecured loans are included in other long-term investments.
     About half of our loans are to corporate borrowers in Japan and most of the others are to individual borrowers in Japan. Since major corporate borrowers tend to look more to capital markets in raising funds, the amount of our loans outstanding to corporate borrowers has declined over the last few years. On the other hand, our efforts to expand our loan businesses have led to an increase in the amount of loans outstanding to individual borrowers, such as housing loans and consumer loans. Of our outstanding corporate loans, approximately 60% are fixed-rate loans and 40% are floating-rate loans, while the respective percentages are 70% and 30% for our outstanding individual loans.

Short-term Investments
     Short-term investments consists of invested cash and money trusts. The following table, prepared on a U.S. GAAP basis, shows the amounts of short-term investments through money trusts, invested cash and commercial paper as of each date indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Money trust	¥49,892	¥51,069	¥47,832
Invested cash	23,914	47,410	56,948
Commercial paper	10,440	7,908	7,620
Other	9,583	7,284	7,686

Total	¥93,829	¥113,671	¥120,086

Cash and cash equivalents
     We seek to hold adequate levels of deposits, savings and call loans in cash and cash equivalents in order to maintain liquidity for indemnity payments which may become due any time upon occurrence of the risks covered by the policies.
     Call loans are short-term loans, generally overnight to three weeks, made to banks, securities companies or money market dealers.
Investment Results
     The following table, prepared on a U.S. GAAP basis, sets forth our investment results for each period indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Interest income, net of investment expenses:
Interest on fixed maturities	¥76,713	¥89,052	¥89,704
Dividends from equity securities	60,339	66,828	69,050
Interest on mortgage loans on real estate	434	420	328
Rent from investment real estate	6,361	6,194	4,926
Interest on policy loans	1,286	1,326	1,352
Interest on other long-term investments	11,666	12,408	13,871
Interest on short-term investments	2,328	2,490	3,078
Others	7,646	11,070	12,480

Gross investment income	166,773	189,788	194,789
Less investment expenses	10,671	10,599	9,524

Net investment income	156,102	179,189	185,265

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Realized gains (losses) on investments:
Fixed maturities	3,332	975	6,273
Equity securities	57,348	23,955	10,788
Other investments	(10,481)	(615)	(34,431)

Total net investment income and realized gains on investments	¥206,301	¥203,504	¥167,895

Competition
     The Japanese non-life insurance market expanded steadily until the 1980s. However, as the Japanese bubble economy burst, the economic growth became sluggish. Consequently, the growth of non-life insurance market also slowed down. According to the General Insurance Association of Japan, the average annual growth rate of non-life insurance market was only 1.0% (excluding direct net premiums and investment income on deposit premiums from policyholders) for the period of 2001 to 2005. Amidst this sluggish and increasingly competitive market environment, there was active reorganization in the non-life insurance industry in the early 2000s. In April 2001, three mergers of insurance companies took place: The Nippon Fire & Marine Insurance Co., Ltd. and The Koa Fire & Marine Insurance Co., Ltd. merged into NIPPONKOA Insurance Co., Ltd.; The Dai-Tokyo Fire & Marine Insurance Co., Ltd. and The Chiyoda Fire & Marine Insurance Co., Ltd. merged into Aioi Insurance Co., Ltd.; and The Dowa Fire & Marine Insurance Co., Ltd. and Nissay General Insurance Co., Ltd. merged into Nissay Dowa General Insurance Co., Ltd. In October 2001, Mitsui Sumitomo Insurance Co., Ltd. was established through a merger of Mitsui Marine & Fire Insurance Co., Ltd. and The Sumitomo Marine & Fire Insurance Co., Ltd. In July 2002, SOMPO JAPAN Insurance Inc. was formed by a merger of Yasuda Fire & Marine Insurance Co., Ltd. and The Nissan Fire & Marine Insurance Co., Ltd. Furthermore, The Tokio Marine & Fire Insurance Co., Ltd. and The Nichido Fire & Marine Insurance Co., Ltd. established a joint holding company, Millea Holdings, Inc., in April 2002 and merged into Tokio Marine & Nichido Fire Insurance Co., Ltd. in October 2004. Millea Holdings, Inc., which was renamed Tokio Marine Holdings, Inc. in July 2008, made Nisshin Fire & Marine Insurance Co., Ltd. its wholly owned subsidiary in September 2006. As a result, only 7 listed non-life insurance groups survived out of the 14 listed non-life insurance companies as of March 31, 2001. These top 6 groups represented 86% of the market share of the total net premium income in the fiscal year ended March 31, 2005. In addition, the competition remains severe in the non-life industry.
     With regard to competition with foreign companies, while major insurance companies with global operations, such as American Home Assurance Co. and Zurich Insurance Co., have entered the Japanese insurance market, we believe that their current strategy focuses on marketing methods and products that are yet to be cultivated in Japan, including direct marketing to individual customers as well as risk-segmented automobile insurance. According to “Insurance — Non-life Insurance Statistics” issued by the Insurance Research Institute, in the area of voluntary automobile insurance, the market share of foreign insurance companies is still around 4% as of March 31, 2006. However, we believe that it is probable that, over time, some foreign insurers will succeed in increasing their sales through such strategies, given the nature of the Japanese individual non-life insurance market, where customers prefer to deal with their insurance companies and agents on a face-to-face basis.

     As for Japan’s life insurance companies, they have already been competing directly with the non-life insurance companies in the “third sector” insurance business, and in 1996 many life insurers established non-life insurance subsidiaries as permitted under the 1995 amendments to the Insurance Business Law. However, while life insurance subsidiaries of non-life insurers have been growing steadily, many non-life insurance subsidiaries of life insurers have faced sluggish growth. As a result, those non-life insurance subsidiaries of life insurers integrated with, merged with, or transferred business to traditional non-life insurance companies. As of February 1, 2007, there only remained two non-life insurance subsidiaries of life insurers: Sumi-Sei General Insurance Co., Ltd. and Meiji Yasuda General Insurance Co., Ltd.
     In addition, non-life insurance is likely to progress even further, which may further intensify competition. The sale channels have changed, and are expected to change further in connection with the complete deregulation of bank channels to sell insurance products. Therefore, non-life insurance companies are developing new sales channels utilizing financial institutions, while simultaneously working to increase profitability and added value at existing insurance agencies, as the priority concerns.
Regulation
     The Japanese insurance market is regulated by the Insurance Business Law, as amended, as well as by cabinet orders, ministerial ordinances and various rules and regulations made by the Financial Services Agency and relevant ministries. Under the Insurance Business Law and the regulations thereunder, all insurance companies must be either joint stock corporations or mutual companies, and they must each obtain a license (non-life or life insurance) from the Prime Minister. Although the same entity cannot obtain both of non-life and life insurance licenses, non-life insurance companies are allowed to establish subsidiaries to engage in the life insurance business and life insurance companies are also allowed to establish subsidiaries to engage in non-life insurance business. The Insurance Business Law and the regulations thereunder also contain detailed provisions regarding, among other things, accounting principles and restrictions relating to the investment of insurance companies’ funds, the registration of insurance agents and insurance brokers with the Prime Minister and the nature of their soliciting activities. Foreign insurance companies which intend to conduct insurance business in Japan are also subject to the Insurance Business Law.
     The business operations and financial condition of insurance companies are under the supervision of the Financial Services Agency and must comply with the internal regulations that must be approved by the Financial Services Agency, prescribing methods of operations, general policy conditions and the basis of calculation of premiums and reserves for unexpected risks. The Financial Services Agency may require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. It is the practice of the Financial Services Agency to review the business operations of insurance companies regularly.

     Under the Insurance Business Law, an insurance holding company is prohibited from carrying on business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks, securities companies, trust companies, foreign companies engaging in the insurance, banking, securities or trust business and certain other companies. An insurance holding company is also subject to the supervision of the Financial Services Agency. The Financial Services Agency may require an insurance holding company or its subsidiaries to submit reports and other documents and carry out inspections at an insurance holding company’s or its subsidiaries’ offices. In addition, if an insurance holding company has a bank or a securities company as its subsidiary, such insurance holding company is also subject to supervision by the Financial Services Agency under the Banking Law or the Financial Instruments and Exchange Law, as applicable.
     Japanese insurance companies are limited by the Insurance Business Law and the regulations thereunder as to the types of investment which they may make and as to the percentage of their total assets (as defined in the regulations under the Insurance Business Law and calculated on the basis of Japanese GAAP) which can be invested in each type of investment. Under these provisions, insurance company’s investment portfolio must, in general, be held in the form of cash on deposit, loans, shares, bonds, money trusts and real estate and other investments. Investments in shares and assets denominated in foreign currencies are each limited to 30% of the book value of its total assets. The aggregate investment in real estate is limited to 20% of the book value of its total assets. Investments in debt securities, loans and loaned securities are each limited to 10% of the book value of its total assets. In addition, investments in any one company (including its affiliates) is, in general, limited to 10% (in case of the loans and guarantees, 3%) of the book value of its total assets. Similar limitation also applies to an insurance company’s group on an aggregated basis.
     Under the Insurance Business Law, as amended in 1998, (1) the Non-life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation were established, (2) an early warning measure for insurance companies was introduced, under which the regulatory authorities, such as the Financial Services Agency, may take appropriate measures against an insurance company, including an order to suspend its business operation, based upon their inspection of the operational soundness of the company in accordance with the solvency margin ratios of the company, and (3) non-life and life insurance companies became able to sell beneficiary interest certificates of securities investment trusts. In addition to the foregoing, under the Insurance Business Law as amended in 1998, non-life and life insurance companies were permitted to enter into the banking business through their subsidiaries in October 1999, and banks were permitted to enter into non-life and life insurance businesses through their subsidiaries in October 2000. Furthermore, amendments were made in 1998 to the Law Concerning Non-Life Insurance Rating Organizations abolishing the obligation previously imposed on non-life insurance companies to use the tariffs established by these organizations. As a result, non-life insurance companies may set their own premiums for the products that they offer, and competition has also increased. In addition, the Insurance Business Law as amended in 1998 liberalized the approval procedure for certain changes to the internal regulations prescribing methods of operations, general policy conditions and the basis of calculations of premiums and reserves for unexpected risks by introducing a notification procedure. Such liberalization has also caused an increase in competition among non-life insurance companies.
     In the “third sector” insurance business, including accident, sickness and nursing-care insurance, the entry of life and non-life insurance companies through their subsidiaries has been fully allowed since January 2001. As from July 1, 2001, life and non-life insurance companies have been allowed to directly conduct this business without using their subsidiaries. Foreign insurance companies have concentrated on this field, and deregulation of the Japanese insurance industry has intensified competition in the “third sector” insurance business among non-life and life insurance companies, as well as foreign insurance companies.

     In April 2001, the Consumer Contracts Law and the Law on Sales of Financial Products were enacted, which regulate soliciting and selling activities of non-life insurance products.
     From April 2001, in further liberalization of the Japanese financial industry as a whole, non-life insurance companies can sell certain types of their products (including household fire and credit long term disability insurance, if these are provided in connection with housing loans made by banks, and overseas travel insurance) through banks’ branch offices. In October 2002, the scope of non-life insurance products which can be distributed through banks’ branch offices was expanded to include pension-type refundable personal accident insurance and asset formation injury insurance. In December 2005, insurance policies that can be sold through banks were expanded to include savings-type personal accident insurance and personal property and casualty insurance, except for automobile and business related insurances, which are non-group contracts. The restrictions on the scope of insurance policies that can be sold through banks will be abolished as from December 22, 2007.
     From August 2003, insurance companies under difficulty to continue operations have been allowed to change the terms of their insurance policies (including reductions of insurance payments) subject to the approvals of the Commissioner of the Financial Services Agency and the shareholders meeting of such insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.
     On September 30, 2007, in line with the enactment of the Financial Instruments and Exchange Law, certain amendments to the Insurance Business Law became effective. Under the amendments, among other things, the regulations on the solicitation and selling activities of certain insurance products with market risks (such as variable insurance or annuity) have been enhanced.
     On December 22, 2007, the restrictions on the scope of insurance policies that can be sold through banks were abolished.
     Under the Law Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan, or the Japanese Anti-Monopoly Law, no insurance company can acquire or hold more than 10% of the total voting rights of all shareholders of any other company in Japan without obtaining the prior approval of the Fair Trade Commission except in certain limited circumstances. Additionally, the Insurance Business Law and the regulations thereunder prohibit an insurance company and its subsidiaries from acquiring or holding, on an aggregated basis, more than 10% of the total voting rights of all shareholders of any other company in Japan except certain companies listed in the Insurance Business Law. These restrictions do not apply to an insurance holding company.
     The Insurance Law, which is the successor to the insurance section of the Commercial Code and which governs the contractual relationship between the insurer and the insured, passed the Diet on May 30, 2008 and will come into effect within two years from June 6, 2008. The Insurance Law enhanced protection of those who are insured and provides that, among other things, (i) an applicant for insurance is only required to answer inquiries from the insurer in connection with his/her obligation to tell the truth, (ii) an insurer shall be defaulted on payment of claims and benefits to the insured after reasonable time for necessary verification or investigation has elapsed (even if the insurance contract provides for a longer payment term), and (iii) any agreement that is inconsistent with the above as well as certain other provisions of the Insurance Law, and unfavorable to the insured, shall be null and void. Amendments to the Insurance Business Law, which regulates insurance business in line with the enactment of the Insurance Law, are currently under discussion.

C. Organizational Structure.
Subsidiaries and Affiliates
     The following table represents our significant subsidiaries and affiliates.

		Equity Held by Us,
	Country of	Directly or
Name	Incorporation	Indirectly (%)		Main Business
MSIG Holdings (Americas), Inc.	U.S.A.	100.0%		Holding Company
Mitsui Sumitomo Insurance USA Inc.	U.S.A.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance Company of America	U.S.A.	100.0%		Property and Casualty Insurance
MSIG Holdings (Europe) Limited	U.K.	100.0%		Holding Company
Mitsui Sumitomo Insurance Company (Europe), Limited	U.K.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (London Management) Ltd	U.K.	100.0%		Holding Company
Mitsui Sumitomo Insurance (London) Limited	U.K.	100.0%		Property and Casualty Insurance
MSI Corporate Capital Limited	U.K.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (Singapore) Pte Ltd	Singapore	100.0%		Property and Casualty Insurance
MSIG Holdings (Asia) Pte. Ltd.	Singapore	100.0%		Holding Company
MSIG Insurance (Singapore) Pte. Ltd.	Singapore	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance Company (Hong Kong), Limited	China (Hong Kong)	100.0%		Property and Casualty Insurance
MSIG Insurance (Hong Kong) Limited	China (Hong Kong)	100.0%		Property and Casualty Insurance
MSIG Mingtai Insurance Co., Ltd.	Taiwan	100.0%		Property and Casualty Insurance
MSIG Insurance (Thailand) Co., Ltd.	Thailand	69.8%		Property and Casualty Insurance
PT. Asuransi MSIG Indonesia	Indonesia	80.0%		Property and Casualty Insurance
MSIG Insurance (Malaysia) Bhd.	Malaysia	73.9%		Property and Casualty Insurance
Mitsui Sumitomo Seguros S/A.	Brazil	98.3%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (China) Company Limited	China	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Reinsurance Limited	Ireland	100.0%		Reinsurance
MS Frontier Reinsurance Limited	Bermuda	100.0%		Reinsurance
Mitsui Sumitomo Insurance Company, Limited	Japan	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Kirameki Life Insurance Company, Limited	Japan	100.0%		Life Insurance
Mitsui Direct General Insurance Company, Limited	Japan	66.5	%(2)	Property and Casualty Insurance
MITSUI SUMITOMO INSURANCE Venture Capital Co., Ltd.	Japan	100.0%		Venture Capital
Sumitomo Mitsui Asset Management Company, Limited (1)	Japan	17.5%		Asset Management
Mitsui Sumitomo MetLife Insurance Co., Ltd. (1)	Japan	50.0	%(3)	Life insurance

(1)	This company is accounted for by the equity method.

(2)	We hold 69.6% of voting rights of this company.

(3)	We hold 51.0% of voting rights of this company.
D. Property, Plants and Equipment.
Property, Plants and Equipment
     We own real estate properties either for use in our operations or for investment purposes. We lease some of our office space in Japan. Our head office is located in Tokyo. Our other major offices in Japan are located in Tokyo, Chiba, Osaka, Nagoya and Kobe.

     As of March 31, 2008, the net book value of the land and buildings owned by us was ¥402 billion, and the net book value of equipment owned by us, including communications and data processing facilities, was ¥76 billion. We lease other equipment we use in our operations.
     The following table sets forth information, as of March 31, 2008, with respect to our significant properties:

			Floor Space
Principal Facilities or			(Square
Subsidiary Name	Location	Principal Uses	Meters)
Chiba New Town Center	2-2-1, Otsuka, Inzai-city, Chiba	Computer Center	78,703.06
Surugadai Building	3-9, Kanda-Surugadai, Chiyoda-ku, Tokyo	Sales Office	75,500.62
Osaka Yodoyabashi Building	4-3-1, Kitahama, Tyuuou-ku, Osaka-city, Osaka	Sales Office	45,742.58
Hachioji Center	1-41-1, Koyasu-cho, Hachioji-city, Tokyo	Computer Center	20,193.34
Nagoya Building	1-2-1, Nishiki, Naka-ku, Nagoya-city, Aichi	Sales Office	15,260.80
Kobe Building	1-1-18, Sakaedori, Tyuuou-ku, Kobe-city, Hyougo	Sales Office	11,100.99
     None of the above properties owned by us was subject to mortgages or other liens as of March 31, 2008. We know of no material defect in the title to any of our properties or of any material adverse claim with respect to any of our properties, either pending or contemplated.
     We consider our office and other facilities to be well maintained and adequate for our current requirements.

Item 4A.	Unresolved Staff Comments.
     Not applicable.

Item 5.	Operating and Financial Review and Prospects.
A. Operating Results.
     You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. We prepare our consolidated financial statements in accordance with U.S. GAAP, and accordingly the following discussion is based on our U.S. GAAP financial information.
     This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview
     Our financial condition and results of operations are generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which we and our subsidiaries conduct business.
     Japan’s economy experienced a significant downturn throughout the 1990s and early 2000s. After a long recession and deflationary economic conditions, the economy turned upward due to the deregulation and structural changes in the economy, as well as stabilization of the financial system. Japan enjoyed five consecutive years of positive growth in real terms. In the fiscal year ended March 31, 2008, Japan’s real gross domestic product, or GDP, increased by 1.6% as compared with the previous fiscal year.
     As the economy grew steadily and corporate earnings increased, the Japanese stock markets have generally recovered from a record low in 2003. The Nikkei 225 recovered from less than 8,000 in 2003 to 17,000 in 2005, though the stock markets were relatively flat in the fiscal year ended March 31, 2006. We have invested in securities of Japanese and foreign issuers, primarily marketable equity securities, for relationship and other purposes. Substantially all of our marketable equity securities are classified as available-for-sale securities. The fair value of these securities exposes us to equity price risks that can affect our earnings. The carrying amounts of equity securities classified as available-for-sale securities in our consolidated balance sheets were ¥2,547,773 million as of March 31, 2008 and ¥3,312,574 million as of March 31, 2007. Changes in the value of these securities affect our financial statements in two ways. First, they are carried on the balance sheet at fair value, and any gains or losses resulting from changes in values of these securities are reported, net of related taxes, as a separate item under stockholders’ equity, but are not reflected in earnings for the current period unless sold. Second, if these securities have experienced a decline in value below their respective costs that are considered to be other than temporary, the declines are recorded as a loss and charged against current earnings.
Results of Operations
     The following table sets forth our selected income statement information for each of the periods indicated:

	Year Ended March 31,
	2006	2007	2008	2008
	(Yen in millions, dollar in thousands)
Revenues:
Net premiums written	¥1,458,507	¥1,489,379	¥1,537,616	$15,376,160
Less increase in unearned premiums	35,706	20,299	34,931	349,310

Net premiums earned	1,422,801	1,469,080	1,502,685	15,026,850
Premium income for life insurance contracts	179,430	193,551	192,731	1,927,310
Investment income, net of investment expenses	156,102	179,189	185,265	1,852,650
Net realized gains (losses) on investments	50,199	24,315	(17,370)	(173,700)

Total revenue	1,808,532	1,866,135	1,863,311	18,633,110

Expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	881,623	909,656	906,257	9,062,570
Related adjustment expenses	68,855	70,001	82,370	823,700
Policyholder benefits for life insurance contracts	151,365	156,591	156,683	1,566,830
Amortization of policy acquisition costs	340,878	367,224	372,025	3,720,250
Investment income credited to investment deposits by policyholders	50,840	48,482	48,498	484,980
Other expenses, net	133,994	146,742	143,719	1,437,190

Total expenses	1,627,555	1,698,696	1,709,552	17,095,520

Income before income taxes	180,977	167,439	153,759	1,537,590
Income taxes:
Current	35,497	43,747	25,368	253,680
Deferred	25,030	9,208	22,769	227,690

Total income taxes	60,527	52,955	48,137	481,370
Minority interests	560	568	826	8,260

Net income	¥119,890	¥113,916	¥104,796	$1,047,960

Fiscal Year Ended March 31, 2008 compared with the Fiscal Year Ended March 31, 2007
     Net Premiums Written. In non-life insurance business, although net premiums written of Mitsui Sumitomo Insurance Company, Limited decreased by ¥13.7 billion due to reduced revenue from our main products, automobile insurance and fire and allied line insurance, overall net premiums written increased 3.2% from ¥1,489.4 billion for the fiscal year ended March 31, 2007 to ¥1,537.6 billion for the fiscal year ended March 31, 2008, reflecting the inclusion of Mitsui Direct’s premiums of ¥26.5 billion in the consolidated accounts and business expansion in European subsidiaries. Net premiums earned increased 2.3% from ¥1,469.1 billion for the fiscal year ended March 31, 2007 to ¥1,502.7 billion for the fiscal year ended March 31, 2008.

     Net premiums written for voluntary automobile insurance increased 4.2% from ¥599.7 billion for the fiscal year ended March 31, 2007 to ¥624.9 billion for the fiscal year ended March 31, 2008. This was mainly due to the inclusion of Mitsui Direct’s premiums in the consolidated accounts. Voluntary automobile insurance premiums account for approximately 40% of our net premiums, and thus voluntary automobile insurance underwriting results significantly affect our overall profit.
     Net premiums written for compulsory automobile liability insurance decreased 0.4% from ¥192.1 billion for the fiscal year ended March 31, 2007 to ¥191.3 billion for the fiscal year ended March 31, 2008.
     Net premiums written for fire and allied lines insurance increased 8.2% from ¥208.2 billion for the fiscal year ended March 31, 2007 to ¥225.3 billion for the fiscal year ended March 31, 2008, mainly due to business expansion in European subsidiaries.
     Net premiums written for personal accident insurance decreased 0.6% from ¥139.8 billion for the fiscal year ended March 31, 2007 to ¥138.9 billion for the fiscal year ended March 31, 2008, mainly due to a decline of net premiums written for 3rd sector insurance products such as whole-life medical insurance.
     Net premiums written for cargo and transit insurance increased 8.2% from ¥91.4 billion for the fiscal year ended March 31, 2007 to ¥98.8 billion for the fiscal year ended March 31, 2008, due to rising materials costs and brisk cargo movement.
     Net premiums written for hull insurance increased 11.6% from ¥19.6 billion for the year ended March 31, 2007 to ¥21.9 billion for the year ended March 31, 2008, due to efforts to expand our sales foundation.
     Net premiums written for other types of insurance decreased 0.9% from ¥238.7 billion for the fiscal year ended March 31, 2007 to ¥236.5 billion for the fiscal year ended March 31, 2008.
     Premium Income for Life Insurance Contracts. In the life insurance business, measures taken to promote cross-sales at Mitsui Sumitomo Kirameki Life, a wholly-owned subsidiary, as well as increased direct sales and proactive sales activities, led to growth in the amount of individual insurance and individual annuity insurance in force. However, due to a fall in premium income for group insurance, overall life insurance premiums slightly decreased 0.4% from ¥193.6 billion for the fiscal year ended March 31, 2007 to ¥192.7 billion for the fiscal year ended March 31, 2008.
     Investment Income. Investment income, net of investment expenses, increased 3.4% to ¥185.3 billion for the fiscal year ended March 31, 2008 from ¥179.2 billion for the fiscal year ended March 31, 2007, due to an increase in the number of companies raising or restoring dividends amid an overall recovery in corporate earnings in Japan and an increase in investible funds.

     Realized Gains (Losses) on Investments. We recorded realized losses on investments in the amount of ¥17.4 billion for the fiscal year ended March 31, 2008 compared to realized gains in the amount of ¥24.3 billion for the fiscal year ended March 31, 2007. For the year ended March 31, 2007, we recorded realized gains on equity securities in the amount of ¥24.0 billion, and for the year ended March 31, 2008, we recorded realized gains of ¥10.8 billion. This decrease was mainly due to the effects of the Japanese stock market slowdown toward the end of the fiscal year. For the fiscal year ended March 31, 2007, we recorded realized gains on fixed maturity securities in the amount of ¥1.0 billion, and for the fiscal year ended March 31, 2008, realized gains on fixed maturity securities in the amount of ¥6.3 billion. With respect to other investments, we recorded realized losses in the amount of ¥0.6 billion for the fiscal year ended March 31, 2007 and we recorded realized losses in the amount of ¥34.4 billion for the fiscal year ended March 31, 2008. This reflected an increase in realized losses on credit derivatives, caused by the credit crunch stemming from the subprime loan problems, and realized losses relating to demolition of investments as part of the urban redevelopment plan. With regard to the non-performing loan situation, although the amount of impaired loans slightly increased from ¥4.3 billion as of March 31, 2007 to ¥4.5 billion as of March 31, 2008, the amount of total allowance for credit losses decreased from ¥1.7 billion as of March 31, 2007 to ¥1.1 billion as of March 31, 2008.
     Losses, Claims and Loss Adjustment Expenses. Losses, claims and loss adjustment expenses increased 0.9% from ¥979.7 billion for the fiscal year ended March 31, 2007 to ¥988.6 billion for the fiscal year ended March 31, 2008. Of these expenses, losses and claims incurred and provided for, or net loss incurred, decreased 0.4% from ¥909.7 billion for the fiscal year ended March 31, 2007 to ¥906.3 billion for the fiscal year ended March 31, 2008. The overall net loss ratio, which is the ratio of net loss incurred to net premiums earned, decreased from 61.9% for the fiscal year ended March 31, 2007 to 60.3% for the fiscal year ended March 31, 2008.
     Net loss incurred for voluntary automobile insurance increased 1.1% from ¥401.4 billion for the year ended March 31, 2007 to ¥405.7 billion for the year ended March 31, 2008. This was mainly due to the inclusion of Mitsui Direct’s losses in the consolidated accounts. The net loss ratio for this line of business declined 1.6% from 66.9% for the year ended March 31, 2007 to 65.3% for the year ended March 31, 2008.
     Net loss incurred for compulsory automobile liability insurance decreased 2.8% from ¥137.6 billion for the fiscal year ended March 31, 2007 to ¥133.7 billion for the fiscal year ended March 31, 2008. The net loss ratio for compulsory automobile liability insurance declined 2.0% from 71.1% for the year ended March 31, 2007 to 69.1% for the year ended March 31, 2008.This was mainly due to a decrease in unreported losses from the previous fiscal year.
     Net loss incurred for fire and allied lines insurance increased 22.3% from ¥93.3 billion for the fiscal year ended March 31, 2007 to ¥114.1 billion for the fiscal year ended March 31, 2008. This reflected business expansion in European subsidiaries and large-scale losses from a flood disaster in Europe. The net loss ratio for this line of business also increased 4.1% to 54.5% for the fiscal year ended March 31, 2008 compared to 50.4% for the fiscal year ended March 31, 2007.
     Net loss incurred for personal accident insurance increased 6.7% from ¥69.3 billion for the fiscal year ended March 31, 2007 to ¥73.9 billion for the fiscal year ended March 31, 2008. The net loss ratio for this line of business increased 4.3% from 51.6% for the fiscal year ended March 31, 2007 to 55.9% for the fiscal year ended March 31, 2008, due to increasing claim payouts especially for general and family-type personal accident insurance products, and decreased net premiums written.
     Net loss incurred for cargo and transit insurance decreased 7.9% from ¥38.8 billion for the fiscal year ended March 31, 2007 to ¥35.8 billion for the fiscal year ended March 31, 2008. The net loss ratio for this line of business declined 6.4% from 43.0% for the fiscal year ended March 31, 2007 to 36.6% for the fiscal year ended March 31, 2008.

     Net loss incurred for hull insurance decreased 4.1% from ¥16.6 billion for the fiscal year ended March 31, 2007 to ¥15.9 billion for the fiscal year ended March 31, 2008. The net loss ratio for this line of business declined 15.8% from 89.9% for the fiscal year ended March 31, 2007 to 74.1% for the fiscal year ended March 31, 2008.
     Net loss incurred for other types of insurance decreased 16.6% from ¥152.6 billion for the fiscal year ended March 31, 2007 to ¥127.2 billion for the fiscal year ended March 31, 2008. This reflected a decrease in losses and claims liability denominated in foreign currencies owing to the appreciation of the yen, and the reverse impact compared to the fiscal year ended March 31, 2007, which was brought about by the usage of more adequate data to estimate the amount of unreported losses and consequently the net loss incurred for the year ended March 31, 2007 was higher compared with that for the year ended March 31, 2008. The net loss ratio for other types of business declined 5.9% from 61.9% for the fiscal year ended March 31, 2007 to 56.0% for the fiscal year ended March 31, 2008.
     Policyholder Benefits for Life Insurance Contracts. Policyholder benefits for life insurance contracts slightly increased 0.1% from ¥156.6 billion for the fiscal year ended March 31, 2007 to ¥156.7 billion for the fiscal year ended March 31, 2008, reflecting the expansion of the life insurance business.
     Policy Acquisition Costs. Policy acquisition costs increased 1.3% from ¥367.2 billion for the fiscal year ended March 31, 2007 to ¥372.0 billion for the fiscal year ended March 31, 2008. In non-life insurance business, policy acquisition costs increased ¥16.1 billion from the previous fiscal year, reflecting the business expansion including Mitsui Direct’s operations. On the other hand, in life insurance business, policy acquisition costs decreased ¥11.3 billion from the previous fiscal year, due to the suspension of the sale of “increasing term life insurance” in Mitsui Sumitomo Kirameki Life and an effect of incorporating the company experience for those types of products that are subject to such accounting requirements.
     Investment Income Credited to Investment Deposits by Policyholders. Investment income credited to investment deposits by policyholders was ¥48.5 billion for the fiscal year ended March 31, 2008, as well as for the fiscal year ended March 31, 2007. This was due to a slight rise in the credited interest rate reflecting investment performance, although investment deposits by policyholders decreased from ¥2,196.6 billion as of March 31, 2007 to ¥2,119.2 billion as of March 31, 2008.
     Other expenses. Other expenses decreased 2.1% from ¥146.7 billion for the fiscal year ended March 31, 2007 to ¥143.7 billion for the fiscal year ended March 31, 2008. This was mainly due to an increase in investment gains in equity included in “other expenses, net”, from ¥3.2 billion for the fiscal year ended March 31, 2007 to ¥12.3 billion for the fiscal year ended March 31, 2008.
     Income Before Income Taxes. As a result of the foregoing, income before income taxes decreased 8.2% to ¥153.8 billion for the fiscal year ended March 31, 2008 from ¥167.4 billion for the fiscal year ended March 31, 2007.
     Income Taxes. We recorded income tax expense in the amount of ¥48.1 billion for the year ended March 31, 2008, representing an effective income tax rate of 31.3%, compared to income tax expense in the amount of ¥53.0 billion for the year ended March 31, 2007, representing an effective income tax rate of 31.6%.

     Net Income. As a result of the foregoing, net income decreased 8.0% to ¥104.8 billion for the fiscal year ended March 31, 2008 compared to ¥113.9 billion for the fiscal year ended March 31, 2007.
Fiscal Year Ended March 31, 2007 compared with the Fiscal Year Ended March 31, 2006
     Net Premiums Written. In non-life insurance business, partly due to an order for partial suspension of business we received from the Financial Services Agency of Japan, which was effective from June 2006 to February 2007, net premiums written in the parent company decreased by ¥7.9 billion. On the other hand, net premiums written increased by ¥38.7 billion at overseas subsidiaries due mainly to the business expansion in European subsidiaries and the fact that certain Asian subsidiaries acquired in 2006 contributed their net premium written only in the second half of the year to the consolidated financial statements for the year ended March 31, 2006. As a result, net premiums written increased 2.1% from ¥1,458.5 billion for the fiscal year ended March 31, 2006 to ¥1,489.4 billion for the fiscal year ended March 31, 2007. Net premiums earned increased 3.3% from ¥1,422.8 billion for the fiscal year ended March 31, 2006 to ¥1,469.1 billion for the fiscal year ended March 31, 2007.
     Net premiums written for voluntary automobile insurance increased 2.1% from ¥587.3 billion for the fiscal year ended March 31, 2006 to ¥599.7 billion for the fiscal year ended March 31, 2007. This was due mainly to the fact that certain Asian subsidiaries acquired in 2006 contributed their net premium written only in the second half of the year to the consolidated financial statements for the year ended March 31, 2006 and the consolidated financial statements for the year ended March 31, 2007 include the account of Mitsui Sumitomo Insurance (Malaysia) Bhd. which was accounted for under the equity method for the year ended March 31, 2006. Voluntary automobile insurance premiums account for approximately 40% of our net premiums, and thus voluntary automobile insurance underwriting results significantly affect our overall profit.
     Net premiums written for compulsory automobile liability insurance decreased 0.7% from ¥193.4 billion for the fiscal year ended March 31, 2006 to ¥192.1 billion for the fiscal year ended March 31, 2007, due to the implementation of a reduction in the basic premium rates (a decline in the government subsidies for compulsory automobile liability insurance premiums) in April 2005.
     Net premiums written for fire and allied lines insurance increased 1.4% from ¥205.2 billion for the fiscal year ended March 31, 2006 to ¥208.2 billion for the fiscal year ended March 31, 2007, due to the business expansion in reinsurance subsidiaries and the fact that certain Asian subsidiaries acquired in 2006 contributed their net premium written only in the second half of the year to the consolidated financial statements for the year ended March 31, 2006.
     Net premiums written for personal accident insurance decreased 2.4% from ¥143.2 billion for the fiscal year ended March 31, 2006 to ¥139.8 billion for the fiscal year ended March 31, 2007, due to an order for partial suspension of business from the Financial Services Agency of Japan, which was effective from June 2006 to February 2007.

     Net premiums written for cargo and transit insurance increased 9.7% from ¥83.3 billion for the fiscal year ended March 31, 2006 to ¥91.4 billion for the fiscal year ended March 31, 2007, due to the efforts to expand sales foundation.
     Net premiums written for hull insurance increased 18.3% from ¥16.6 billion for the year ended March 31, 2006 to ¥19.6 billion for the year ended March 31, 2007, due to the efforts to expand sales foundation.
     Net premiums written for other types of insurance increased 3.9% from ¥229.6 billion for the fiscal year ended March 31, 2006 to ¥238.7 billion for the fiscal year ended March 31, 2007, reflecting the business expansion in European subsidiaries.
     Premium Income for Life Insurance Contracts. In the life insurance business, measures taken to promote cross-sales at Mitsui Sumitomo Kirameki Life, a wholly-owned subsidiary, as well as increased direct sales and proactive sales activities, led to growth in the amount of individual insurance and individual annuity insurance in force. As a result, life insurance premiums increased 7.9% from ¥179.4 billion for the fiscal year ended March 31, 2006 to ¥193.6 billion for the fiscal year ended March 31, 2007.
     Investment Income. Investment income, net of investment expenses, increased 14.8% to ¥179.2 billion for the fiscal year ended March 31, 2007 from ¥156.1 billion for the fiscal year ended March 31, 2006, due to an increase in the number of companies raising or restoring dividends amid an overall recovery in corporate earnings in Japan, an increase in investible funds, a rise in overseas stock prices and a trend toward a weakening of the yen.
     Realized Gains (Losses) on Investments. We recorded realized gains on investments in the amount of ¥24.3 billion for the fiscal year ended March 31, 2007 compared to realized gains in the amount of ¥50.2 billion for the fiscal year ended March 31, 2006. For the year ended March 31, 2006, we recorded realized gains on equity securities in the amount of ¥57.3 billion, and for the year ended March 31, 2007, we recorded realized gains of ¥24.0 billion. This decrease was mainly due to a decrease in sales of equity securities that had been in an unrealized gain position, and also relates to the gain of ¥15.3 billion for a nonmonetary exchange of marketable equity securities recorded for the fiscal year ended March 31, 2006. This gain was calculated in accordance with EITF No. 91-5, “Nonmonetary Exchange of Cost-Method Investments”, which was determined as the difference between acquisition costs of pre-merger Sankyo Co., Ltd. shares that we had held and the fair market value of post-merger Daiichi Sankyo Co., Ltd. shares that we received in exchange for shares of Sankyo Co., Ltd. following the merger between Daiichi Pharmaceutical Co., Ltd. and Sankyo Co., Ltd. For the fiscal year ended March 31, 2006, we recorded realized gains on fixed maturity securities in the amount of ¥3.3 billion and realized gains in the amount of ¥1.0 billion for the fiscal year ended March 31, 2007. With respect to other investments, we recorded realized losses in the amount of ¥10.5 billion for the fiscal year ended March 31, 2006 and we recorded realized losses in the amount of ¥0.6 billion for the fiscal year ended March 31, 2007. This reflected decrease in realized losses on derivatives for the fiscal year ended March 31, 2007. Our non-performing loan situation improved between the two fiscal years, as the amount of impaired loans decreased from ¥9.0 billion as of March 31, 2006 to ¥4.3 billion as of March 31, 2007 and the amount of total allowance for credit losses also decreased from ¥6.9 billion as of March 31, 2006 to ¥1.7 billion as of March 31, 2007.

     Losses, Claims and Loss Adjustment Expenses. Losses, claims and loss adjustment expenses increased 3.1% from ¥950.5 billion for the fiscal year ended March 31, 2006 to ¥979.7 billion for the fiscal year ended March 31, 2007. Of these expenses, losses and claims incurred and provided for, or net loss incurred, increased 3.2% from ¥881.6 billion for the fiscal year ended March 31, 2006 to ¥909.7 billion for the fiscal year ended March 31, 2007. The overall net loss ratio, which is the ratio of net loss incurred to net premiums earned, slightly decreased from 62.0% for the fiscal year ended March 31, 2006 to 61.9% for the fiscal year ended March 31, 2007.
     Net loss incurred for voluntary automobile insurance increased 8.3% from ¥370.8 billion for the year ended March 31, 2006 to ¥401.4 billion for the year ended March 31, 2007. The net loss ratio for this line of business increased 4.1% from 62.8% for the year ended March 31, 2006 to 66.9% for the year ended March 31, 2007. This was due mainly to an increase in bodily injury losses for the year ended March 31, 2007.
     Net loss incurred for compulsory automobile liability insurance decreased 10.9% from ¥154.4 billion for the fiscal year ended March 31, 2006 to ¥137.6 billion for the fiscal year ended March 31, 2007. The net loss ratio for compulsory automobile liability insurance declined 8.6% from 79.7% for the year ended March 31, 2006 to 71.1% for the year ended March 31, 2007. This reflected the reverse impact compared to the fiscal year ended March 31, 2006, which was brought by a review and update of assumptions and underlying data to more appropriately project the ultimate loss and consequently the net loss incurred for the year ended March 31, 2006 was higher, compared with that for the year ended March 31, 2007.
     Net loss incurred for fire and allied lines insurance decreased 4.6% from ¥97.8 billion for the fiscal year ended March 31, 2006 to ¥93.3 billion for the fiscal year ended March 31, 2007. This reflected a substantial decrease in losses in the reinsurance subsidiary, which suffered from claims for natural disasters for the fiscal year ended March 31, 2006. The net loss ratio for this line of business also decreased 3.9% to 50.4% for the fiscal year ended March 31, 2007 compared to 54.3% for the fiscal year ended March 31, 2006.
     Net loss incurred for personal accident insurance increased 15.3% from ¥60.1 billion for the fiscal year ended March 31, 2006 to ¥69.3 billion for the fiscal year ended March 31, 2007. The net loss ratio for this line of business increased 6.6% from 45.0% for the fiscal year ended March 31, 2006 to 51.6% for the fiscal year ended March 31, 2007, due mainly to increases in losses for Viv Shusin whole life medical insurance and general overseas travel insurance.
     Net loss incurred for cargo and transit insurance increased 11.8% from ¥34.7 billion for the fiscal year ended March 31, 2006 to ¥38.8 billion for the fiscal year ended March 31, 2007. The net loss ratio for this line of business decreased 0.4% from 43.4% for the fiscal year ended March 31, 2006 to 43.0% for the fiscal year ended March 31, 2007. An increase in net loss incurred for the fiscal year ended March 31, 2007 resulted from the business expansion of cargo and transit insurance. The net loss ratio remained almost unchanged.
     Net loss incurred for hull insurance increased 14.6% from ¥14.5 billion for the fiscal year ended March 31, 2006 to ¥16.6 billion for the fiscal year ended March 31, 2007. The net loss ratio for this line of business decreased 3.4% from 93.3% for the fiscal year ended March 31, 2006 to 89.9% for the fiscal year ended March 31, 2007. An increase in net loss incurred for the fiscal year ended March 31, 2007 resulted from the business expansion of hull insurance, which led to a slight decline in the net loss ratio.

     Net loss incurred for other types of insurance increased 2.2% from ¥149.3 billion for the fiscal year ended March 31, 2006 to ¥152.6 billion for the fiscal year ended March 31, 2007. Although net loss incurred for other types of insurance increased, the increase in the ratio of net earned premiums exceeded that of net loss incurred, due mainly to the business expansion in European subsidiaries for the fiscal year ended March 31, 2007. Consequently, the net loss ratio for other types of business declined 3.1% from 65.0% for the fiscal year ended March 31, 2006 to 61.9% for the fiscal year ended March 31, 2007.
     Policyholder Benefits for Life Insurance Contracts. Policyholder benefits for life insurance contracts increased 3.5% from ¥151.4 billion for the fiscal year ended March 31, 2006 to ¥156.6 billion for the fiscal year ended March 31, 2007, reflecting the expansion of the life insurance business.
     Policy Acquisition Costs. Policy acquisition costs increased 7.7% from ¥340.9 billion for the fiscal year ended March 31, 2006 to ¥367.2 billion for the fiscal year ended March 31, 2007. This reflected business expansion at certain subsidiaries.
     Investment Income Credited to Investment Deposits by Policyholders. Investment income credited to investment deposits by policyholders decreased 4.6% to ¥48.5 billion for the fiscal year ended March 31, 2007 from ¥50.8 billion for the fiscal year ended March 31, 2006. This reflected a decline in investment deposits by policyholders from ¥2,265.3 billion as of March 31, 2006 to ¥2,196.6 billion as of March 31, 2007.
     Other expenses. Other expenses increased 9.5% from ¥134.0 billion for the fiscal year ended March 31, 2006 to ¥146.7 billion for the fiscal year ended March 31, 2007. This reflected the business expansion in overseas subsidiaries.
     Income Before Income Taxes. As a result of the foregoing, income before income taxes decreased 7.5% to ¥167.4 billion for the fiscal year ended March 31, 2007 from ¥181.0 billion for the fiscal year ended March 31, 2006.
     Income Taxes. We recorded income tax expense in the amount of ¥53.0 billion for the year ended March 31, 2007, representing an effective income tax rate of 31.6%, compared to income tax expense in the amount of ¥60.5 billion for the year ended March 31, 2006, representing an effective income tax rate of 33.4%. This represents a decrease of 1.8 percentage points over the fiscal year ended March 31, 2006.
     Net Income. As a result of the foregoing, net income decreased 5.0% to ¥113.9 billion for the fiscal year ended March 31, 2007 compared to ¥119.9 billion for the fiscal year ended March 31, 2006.
Liabilities for Losses and Claims
     For a summary reconciliation of the beginning and ending liabilities for our losses and claims, see Note 9 to our consolidated financial statements included elsewhere in this annual report.

Credit Losses and Non-Performing Loans
     During the late 1980s, reflecting the boom in the Japanese real estate market, Japanese financial institutions actively made loans to corporate and individual borrowers with real estate as collateral. In the early 1990s, reflecting a tighter monetary policy, strengthened regulations on land transactions and substantial declines in equity prices, the Japanese economy entered a recession and land prices began falling precipitously. This led to a substantial increase in the amount of non-performing loans in Japanese financial institutions’ portfolios. Under these circumstances, Japanese non-life insurers, including us, have seen their non-performing loans increase, although not as much as other types of financial institutions. The main reason for this is that the Japanese non-life insurers are required to maintain high levels of liquidity compared with other types of financial institutions, in order to be able to make claim payments, which led them to diversify their investment portfolios.
     Since the fiscal year ended March 31, 2000, our amount of non-performing loans decreased dramatically, reflecting a decline in large-scale bankruptcies due to the recent economic recovery in Japan and our efforts to dispose of non-performing loans.
     The following table sets forth, for each period indicated, our recorded investment in impaired loans and valuation allowance:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥1,563	¥1,160	¥1,150
Mortgage loans on vessels and facilities	8	4	4
Collateral and guaranteed loans	—	—	1,724
Unsecured loans	7,383	3,185	1,575

Total	¥8,954	¥4,349	¥4,453

Valuation allowance:
Mortgage loans on real estate	¥335	¥259	¥254
Collateral and guaranteed loans	—	—	104
Unsecured loans	4,230	692	294

Total	¥4,565	¥951	¥652

Solvency Margin Ratio
     The solvency margin ratio is the solvency margin amount (i.e., payment ability, for example, capital and reserves) as a percentage of total risk, which is calculated as “risk exceeding ordinary forecast” based on Article 130 of the Insurance Business Law, Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law and the Japanese Ministry of Finance’s Notification No. 50, issued in 1996.
     Solvency margin ratio is used as an indicator of an insurance company’s ability to pay insurance claims and other obligations in the event of losses exceeding ordinary forecasts. In the event the solvency margin ratio falls below a fixed level, regulatory authorities may require an insurance company to submit a plan for management reform. According to Notification No. 3 of the Ministry of Finance and the Financial Services Agency of Japan, a solvency margin ratio of 200% indicates that an insurance company has sufficient capability to pay insurance claims and other obligations.

     The Company’s solvency margin ratio as of March 31, 2008 decreased 194.6 percentage points from the previous fiscal year-end to 955.4%, due mainly to a decline in the fair value of Company-held stocks.

	As of March 31,
	2007	2008	Change
	(Yen in billions, except		(Yen in	(Percentage
	percentages)		billions)	or points)
Solvency margin total amount	¥3,527.6	¥2,782.9	¥(744.7)	(21.1)%
Risk amount	613.5	582.5	(31.0)	(5.1)%
Solvency margin ratio	1,150.0%	955.4%		(194.6) points
Effects of Inflation
     Because a substantial portion of our assets are highly liquid, they are not significantly affected by inflation. However, inflation may result in increases in our expenses, which may not be readily recoverable in the prices of services offered. To the extent that inflation results in rising interest rates and has other adverse effects on the capital markets and on the value of financial instruments, it may adversely affect our financial position and profitability.
Exposure to Currency Fluctuations
     Some portion of our business is conducted in currencies other than yen, primarily U.S. dollars. Such business includes some hull and marine cargo insurance operations and some reinsurance operations, as well as investments in financial products denominated in foreign currencies. We are exposed to risks arising from fluctuations in exchange rates on assets and liabilities denominated in foreign currencies. We seek to manage such exposures primarily by using forward exchange contracts, currency options and other derivatives. We also seek to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations.
Our Credit Rating
     Standard & Poor’s and Moody’s Investors Service are rating agencies that rate the debt performance capability (creditworthiness) of debt issuers. Their evaluations are based on periodic reviews of financial data as well as management strategies and are results of analyses done using the proprietary models of each rating agency.
     We receive ratings on our capability to service our obligations from insurance contracts and from the issuance of bonds, commercial paper, and other specific debt obligations. Mitsui Sumitomo Insurance’s ratings on its capability to service debt obligations from insurance contracts are presented below.

As of September 17, 2008
Rating Agency and Category	Rating (1)
Standard & Poor’s Insurer Financial Strength Rating	AA
Long-term Counterparty Rating	AA
Long-term Senior Debt Rating	AA
Short-term Counterparty Rating	A-1+
Moody’s Investors Service Insurance Financial Strength Rating	Aa3
Issuer Rating	Aa3
Commercial Paper Rating	P-1

(1)	These ratings are entirely the opinion of the respective rating agencies and are thus not to be construed as payment guarantees. These ratings are subject to revision by the respective rating agencies.
Critical Accounting Policies
     The accounting policies that we follow when preparing U.S. GAAP consolidated financial statements are fundamental to understanding our financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.
     Our significant accounting policies are summarized in the notes to our U.S. GAAP consolidated financial statements included in this registration statement. The following is a summary of our critical accounting policies.
Insurance Reserves
Loss, Claim and Loss Adjustment Expense Liability
     Our loss, claim and loss adjustment expense liability represents estimates of future payments that we will make in respect of property and casualty insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.
     As of March 31, 2008, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:
Line of Business

As of March 31,
2008
(Yen in millions)
Property and casualty loss, claim and loss adjustment expense liability:
Voluntary automobile	¥325,606
Compulsory automobile liability	211,553
Fire and allied lines	134,890
Personal accident	56,466
Cargo and transit	43,669
Hull	33,795
Other	381,615

Total	¥1,187,594

     The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs.

     We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we have not yet been notified. When actual claims experience differs from our previous estimate, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business of the Company — Loss and Expense Ratios”.
     As claims are reported over time, not all claims incurred during a fiscal period will be reported to us by the balance sheet date. Accordingly, we estimate incurred but not yet reported amounts using actuarial methods. We apply actuarial methods appropriate for each line of business. The majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims development, are considered by management in determining the loss development factor to be utilized in calculating the appropriate level of reserve for the current fiscal year.
     Changes in reported losses may affect our historical loss development factors, which in turn may affect our estimate of the amount of losses, claims and loss adjustment expense liability. For example, we estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2008, together with a 1% increase in case reserves as of March 31, 2008, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2008 by approximately 1.24%.
     We consider property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. Our longer-tailed balances consist primarily of bodily-injury claims. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. We estimate that approximately 5% of our property and casualty reserves as of March 31, 2008 relate to claims that will be paid after five or more years.
     For the years ended March 31, 2006, 2007 and 2008, our adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	Year Ended March 31,
	2006	2007	2008
	(Yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥8,547	¥14,834	¥(7,191)
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	1.2%	1.8%	(0.8)%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	0.8%	1.4%	(0.7)%
     As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

Future Policy Benefits for Life Insurance Contracts
     We estimate future policy benefits for life insurance contracts using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and on industry experience prevailing at the time the policies are issued. Expense assumptions are based on our general experience and include expenses to be incurred beyond the premium-paying period.
Amortization of Deferred Policy Acquisition Costs
     We defer certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, other compensation and other underwriting costs which vary with and are directly related to the acquisition of business. For property and casualty insurance products, we defer and amortize (i.e., expense) these costs over the period in which the related premiums written are earned. For traditional life insurance products, we generally defer and amortize these costs over the premium paying period of the policy. For investment contracts, we defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred policy acquisition costs are not considered recoverable, we write off those costs in the current year. For the years ended March 31, 2006, 2007 and 2008, we did not have any material write-offs of deferred policy acquisition costs reflected in our statements of income.
     Estimates of future gross profits are made at a specific point in time based upon relevant available information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates.
Investment Valuation and Impairments
Valuation of investments
Securities Available for Sale
     At March 31, 2007 and 2008, the fair value of our fixed maturity securities available for sale was ¥3,317.8 billion and ¥3,334.2 billion, respectively, and the fair value of our equity securities available for sale was ¥3,312.6 billion and ¥2,547.8 billion, respectively. Changes in the fair value of our securities available for sale can have a significant impact on our results of operations, as we are required to recognize losses for declines in fair value below cost that we determine to be “other than temporary” in nature. See “Operating and Financial Results and Prospects — Critical Accounting Policies — Investment Impairments — Securities Available for Sale”.
     For fixed maturity securities available for sale, we use quoted market values to determine fair value. If quoted market values are not available, we instead use quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, we primarily use quoted market prices to determine fair value.

     The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2007:

	Fair Value
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥2,964,830	¥2,706,717	¥5,671,547	85.6%
Non-investment grade	637	1,096	1,733	0.0
Not rated	352,337	604,761	957,098	14.4

Total securities available for sale	¥3,317,804	¥3,312,574	¥6,630,378	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2008:

	Fair Value
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥3,249,925	¥2,012,101	¥5,262,026	89.5%
Non-investment grade	—	723	723	0.0
Not rated	84,260	534,949	619,209	10.5

Total securities available for sale	¥3,334,185	¥2,547,773	¥5,881,958	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2007:

	Gross Unrealized Losses
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥13,046	¥332	¥13,378	85.6%
Non-investment grade	—	—	—	—
Not rated	1,287	964	2,251	14.4

Total securities available for sale	¥14,333	¥1,296	¥15,629	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2008:

	Gross Unrealized Losses
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥28,207	¥1,654	¥29,861	48.2%
Non-investment grade	—	—	—	—
Not rated	3,913	28,135	32,048	51.8

Total securities available for sale	¥32,120	¥29,789	¥61,909	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2007:

	Gross Unrealized Gains
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥85,586	¥1,991,071	¥2,076,657	90.5%
Non-investment grade	50	698	748	0.0
Not rated	2,625	216,577	219,202	9.5

Total securities available for sale	¥88,261	¥2,208,346	¥2,296,607	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2008:

	Gross Unrealized Gains
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities (1)	Securities	Sale
	(Yen in millions)
Investment grade	¥89,726	¥1,267,575	¥1,357,301	88.9%
Non-investment grade	—	338	338	0.0
Not rated	483	168,601	169,084	11.1

Total securities available for sale	¥90,209	¥1,436,514	¥1,526,723	100.0%

(1)	We classify equity securities based upon issuer’s long-term bond rating.
     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2007:

	Gross Unrealized Losses
	Fixed Maturity	Equity	Total
	Securities	Securities	Securities
	(Yen in millions)
Less than one year	¥2,262	¥751	¥3,013
Over one year	12,071	545	12,616

Total	¥14,333	¥1,296	¥15,629

     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2008:

	Gross Unrealized Losses
	Fixed Maturity	Equity	Total
	Securities	Securities	Securities
	(Yen in millions)
Less than one year	¥22,998	¥29,067	¥52,065
Over one year	9,122	722	9,844

Total	¥32,120	¥29,789	¥61,909

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2007, by contractual maturities at that date:

	Gross
	Unrealized
	Losses	Fair Value
	(Yen in millions)
Due in one year or less	¥40	¥20,872
Due after one year through five years	3,172	401,550
Due after five years through ten years	4,954	430,432
Due after ten years	4,410	280,009

Subtotal	12,576	1,132,863
Securities held by overseas subsidiaries	1,757	148,054

Total	¥14,333	¥1,280,917

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2008, by contractual maturities at that date:

	Gross
	Unrealized
	Losses	Fair Value
	(Yen in millions)
Due in one year or less	¥2,803	¥76,156
Due after one year through five years	11,058	376,324
Due after five years through ten years	10,034	135,198
Due after ten years	7,148	186,852

Subtotal	31,043	774,530
Securities held by overseas subsidiaries	1,077	34,061

Total	¥32,120	¥808,591

     The following table shows gross unrealized losses on our securities available for sale as of each of the dates indicated:

	As of March 31,
	2007	2008
	(Yen in millions)
Equity securities	¥1,296	¥29,789
Fixed maturity securities	14,333	32,120

Total gross unrealized losses	¥15,629	¥61,909

     Set forth below is certain other information relating to our portfolio of securities available for sale as of March 31, 2007 and 2008:
Investment concentration
     As of March 31, 2007, we held investments in Japanese government bonds that were valued at ¥1,176.4 billion, representing approximately 40.9% of our consolidated stockholders’ equity as of that date. As of March 31, 2007, we also held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥693.1 billion, representing approximately 24.1% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date. As of March 31, 2008, we held investments in Japanese government bonds that were valued at ¥1,232.4 billion, representing approximately 51.2% of our consolidated stockholders’ equity as of that date. As of March 31, 2008, we also held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥483.1 billion, representing approximately 20.1% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date.
Maturity profile
     As of March 31, 2007, we held ¥560.1 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,757.7 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. As of March 31, 2008, we held ¥739.7 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,594.5 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.
Unrealized losses of fixed maturity securities
     As of March 31, 2007, our unrealized losses of fixed maturity securities available for sale amounted to ¥14,333 million. As of March 31, 2008, our unrealized losses of fixed maturity securities available for sale amounted to ¥32,120 million. Such losses primarily resulted from changes in interest rates, and, consistent with our critical accounting policy “Investment Impairments — Securities Available for Sale”, we recorded an impairment loss for such fixed maturity securities in the amount of ¥1,538 million for the year ended March 31, 2008.
     In addition, based on our determinations in accordance with our critical accounting policy “Investment Impairments — Securities Available for Sale”, during the years ended March 31, 2007 and 2008, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2006 and 2007, respectively.

Investment Impairments
Securities Available for Sale
     Under U.S. GAAP, we are required to recognize an impairment loss for “other than temporary” declines in the fair value of equity and fixed maturity securities available for sale. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether existing factors indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.
     When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in “Net realized gains (losses) on investments” in the consolidated statements of income.
     Among the factors that management considers when determining whether declines in the value of securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable fixed maturities securities, management evaluates each of the securities and considers fundamental valuation issues such as credit deterioration of the issuer and other facts including the extent and period of time that the value of the securities is below cost, such as whether the value of the securities continued to be more than 20% below cost during six-month period. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (i) whether the value of the securities continued to be below cost for more than 12 months, (ii) whether the value of the securities continued to be more than 20% below cost during six-month period and (iii) whether there has been a decline in value to below 50% of cost as measured at the end of any fiscal year. For non-marketable securities, management considers whether declines in value reflect fundamental valuation issues such as the deterioration of the issuer’s financial position and credit rating.
     After considering these and other factors, we write down individual securities holdings to fair value when management determines that a decline in fair value below the acquisition cost of the securities is other than temporary.
     See Note 4 to our consolidated financial statements for more information on the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity and for the fair value of equity securities available for sale.
Valuation Allowances for Loan Losses
     The following table, prepared on a U.S. GAAP basis, sets forth our loans, other than those to affiliates, outstanding as of each date indicated:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Mortgage loans on real estate	¥15,129	¥11,511	¥9,859
Other long-term investments
Mortgage loans on vessels and facilities	708	526	277
Collateral and guaranteed loans	353,389	376,405	403,488
Unsecured loans	364,704	337,662	345,467
Policy loans	38,615	38,523	39,536

Total	¥772,545	¥764,627	¥798,627

     The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
     The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
     The allowance is based on two principles of accounting: (1) SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”, which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s observable market value and the loan balance and (2) SFAS No. 5 “Accounting for Contingencies”, which requires that losses be accrued when they are probable of occurring and reasonably estimable.
     The allowance consists of specific and general components. The specific allowance is established for loans that are classified as impaired when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of the loan.
     A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfalls in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for mortgage and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

     Large groups of smaller balance homogeneous loans and other loans which are not specifically identified as impaired are collectively evaluated for impairment. For large groups of smaller balance homogeneous loans, the general allowance is calculated for loan losses to reflect loss contingencies underlying individual loan portfolios. Based on our past experience, it is probable that a certain percentage of our loans are impaired at any balance sheet date even if there is no specific loss information for individual loans. We calculate the amount of the general allowance for any period by taking aggregate loans, which excludes loans covered by specific allowances, for each credit category and multiplying the amount by the average of each category’s overall loan loss ratio in the past three years. This estimated allowance is then adjusted for qualitative factors in accordance with the current macroeconomic conditions prevailing at each period and current lending policies and practices. The amount of the general allowance has varied from year to year due in part to fluctuations in the historical loan loss ratios.
     Determination of the adequacy of allowances for loan losses requires an exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses exceed management’s estimates, additional allowance for loan losses may be required that could have a materially adverse impact on our operating results and financial condition in future periods.
     The following table, prepared on a U.S. GAAP basis, sets forth, for each period indicated, our recorded investment in impaired loans and valuation allowance:

	As of March 31,
	2006	2007	2008
	(Yen in millions)
Record investment in impaired loans:
Mortgage loans on real estate	¥1,563	¥1,160	¥1,150
Mortgage loans on vessels and facilities	8	4	4
Collateral and guaranteed loans	—	—	1,724
Unsecured loans	7,383	3,185	1,575

Total	¥8,954	¥4,349	¥4,453

Valuation allowance:
Mortgage loans on real estate	¥335	¥259	¥254
Collateral and guaranteed loans	—	—	104
Unsecured loans	4,230	692	294

Total	¥4,565	¥951	¥652

     During the years ended March 31, 2006, 2007 and 2008, loan losses of ¥4,746 million, ¥2,381 million and ¥48 million, respectively, were recorded, which represented 0.61%, 0.31% and 0.01%, respectively, of the average loan portfolio during the period. As of March 31, 2007 and 2008, the allowance for loan losses, including general allowance in addition to the above, was ¥1,650 million and ¥1,098 million, respectively, which represented 0.21% and 0.14%, respectively, of the outstanding loans.
     Our loan portfolio consists mainly of loans to individuals and corporations resident in Japan. Therefore, the level of impairment losses can generally be expected to increase when economic conditions in Japan deteriorate and decrease when economic conditions in Japan improve. If the Japanese economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

Financial Instruments with No Available Market Prices
     Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP consolidated financial statements. As of March 31, 2008, 6.8% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturity securities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.
     For financial instruments with no available market prices, we determine fair values for the substantial majority of our portfolios based upon externally verifiable model inputs and quoted prices, such as exchange-traded prices and broker-dealer quotations of other comparable instruments, and use market interest rates in determining discount factors. All financial models, which are used solely for pricing each financial instrument, must be validated and periodically reviewed by qualified personnel independent of the division that created the model.
     We determine fair values of equity securities with no available market price principally based upon an adjusted net asset value. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, or broker-dealer quotations. If available, quoted market prices provide the best indication of fair value. If quoted market prices are not available for derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use model pricing to determine an appropriate fair value (for example, option pricing models). In determining fair values, we consider various factors, including time value, volatility factors and the values of underlying options and derivatives.
     Fair value estimates are made at a specific point in time, based upon relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates. See “— Quantitative and Qualitative Disclosures About Market Risk”.
Accounting for Deposit-Type Insurance Products
     We allocate premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The annual frequency of total loss of major saving-type insurance contracts ranges from 0.04% to 0.26%.
     Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “Investment deposits by policyholders”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums, is accounted for as “Investment deposits by policyholders”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

     Policy acquisition costs are not charged to the savings portion of the contracts. Costs associated with policy acquisition of deposit-type products are charged to the insurance portion and amortized over the contract period. This is based on the observation that there is no substantial difference in the level of policy acquisition costs depending on whether the savings feature is incorporated.
Business Segment Analysis
     The Company operates principally in two business segments: property and casualty insurance and life insurance. The property and casualty insurance segment offers automobile, fire, personal accident, liability and other forms of property and casualty insurance products. The Company’s financial services business, financial guarantee business and derivatives business are classified within the property and casualty insurance segment. Life insurance operations are conducted by our wholly owned subsidiary, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., which offers a wide range of traditional life insurance products such as term-life, whole-life and annuity insurance, and a joint venture company, Mitsui Sumitomo MetLife Insurance Co., Ltd., which offers variable annuity plans that combine the appeal of fund management, insurance, and annuity products, and fixed annuities denominated in foreign currencies.
     The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on a U.S. GAAP basis.
     Summarized financial information with respect to the business segments as of and for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Property and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2006
Net premiums written	¥1,464,107	¥—	¥—	¥1,464,107
Net claims paid	792,941	—	—	792,941
Life insurance premiums	—	162,226	—	162,226
Life insurance claims	—	20,912	—	20,912
Commission and collection expenses	239,798	17,873	—	257,671
Operating expenses and general and administrative expenses	233,692	17,209	(3,556)	247,345
Interests and dividends received, net	90,937	11,613	(253)	102,297
Ordinary profit (loss)	129,830	(2,129)	9	127,710

Total assets	¥7,800,763	¥793,107	¥(997)	¥8,592,873

	Property and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2007
Net premiums written	¥1,492,808	¥—	¥—	¥1,492,808
Net claims paid	846,445	—	—	846,445
Life insurance premiums	—	165,364	—	165,364
Life insurance claims	—	24,850	—	24,850
Commission and collection expenses	241,089	17,003	(433)	257,659
Operating expenses and general and administrative expenses	244,912	20,790	(2,713)	262,989
Interests and dividends received, net	107,953	13,856	(50)	121,759
Ordinary profit (loss)	94,307	(2,643)	20	91,684

Total assets	¥8,106,558	¥906,006	¥(912)	¥9,011,652

	Property and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2008
Net premiums written	¥1,541,032	¥—	¥—	¥1,541,032
Net claims paid	879,725	—	—	879,725
Life insurance premiums	—	156,528	—	156,528
Life insurance claims	—	31,703	—	31,703
Commission and collection expenses	234,640	14,740	(395)	248,985
Operating expenses and general and administrative expenses	271,198	21,560	(2,416)	290,342
Interests and dividends received, net	114,403	16,232	(20)	130,615
Ordinary profit (loss)	66,591	(5,724)	—	60,867

Total assets	¥7,388,669	¥1,009,780	¥(731)	¥8,397,718
     Information on major lines of Property and Casualty insurance is as follows:

	Direct Premiums
	Written
	(Including
	Deposit Premiums
	from	Net Premiums	Net Claims
	Policyholders)	Written	Paid
	(Yen in millions)
2006
Fire and Allied Lines	¥304,177	¥206,373	¥88,203
Marine	101,462	84,788	35,176
Personal Accident	341,536	143,316	56,049
Voluntary Automobile	595,745	590,423	364,208
Compulsory Automobile Liability	181,757	193,402	130,518
Other	269,308	245,805	118,787

Total	¥1,793,985	¥1,464,107	¥792,941

	Direct Premiums
	Written
	(Including
	Deposit Premiums
	from	Net Premiums	Net Claims
	Policyholders)	Written	Paid
	(Yen in millions)
2007
Fire and Allied Lines	¥301,692	¥208,951	¥100,229
Marine	113,006	95,487	38,685
Personal Accident	327,519	139,531	62,909
Voluntary Automobile	611,148	601,354	375,298
Compulsory Automobile Liability	176,826	192,087	134,908
Other	276,517	255,398	134,416

Total	¥1,806,708	¥1,492,808	¥846,445

	Direct Premiums
	Written
	(Including
	Deposit	Net
	Premiums from	Premiums	Net Claims
	Policyholders)	Written	Paid
	(Yen in millions)
2008
Fire and Allied Lines	¥317,882	¥225,161	¥104,817
Marine	121,969	104,127	44,367
Personal Accident	298,155	138,217	70,233
Voluntary Automobile	634,948	624,950	391,878
Compulsory Automobile Liability	165,851	191,255	136,542
Other	287,460	257,322	131,888

Total	¥1,826,265	¥1,541,032	¥879,725

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007
Non-Life Insurance
     In the non-life insurance business, net premiums written of ¥1,541.0 billion in the fiscal year ended March 31, 2008 increased ¥48.2 billion from the previous fiscal year, due partly to an increase of net premiums written in connection with Mitsui Direct General Insurance Company, Limited which was newly included for consolidation purposes, and to an expansion in business operations by subsidiaries in Europe. “Interest and dividends received, net” also increased ¥6.4 billion to ¥114.4 billion. On the other hand, net claims paid rose ¥33.3 billion to ¥879.7 billion due mainly to an increase in connection with Mitsui Direct General Insurance Company, Limited. As a result, consolidated ordinary profit declined ¥27.7 billion to ¥66.6 billion.
     Fire and Allied Insurance Net premiums written rose 7.8% to ¥225.2 billion. This rise was due to an expansion in the business operations of subsidiaries in Europe. On the other hand, net claims paid amounted to ¥104.8 billion, an increase of 4.6%, owing to a rise in claims paid for natural disasters by subsidiaries.
     Marine Insurance Net premiums written increased 9.0% to ¥104.1 billion, reflecting efforts to expand the sales network and sharp increases in raw material prices. Net claims paid rose 14.7% to ¥44.4 billion.

     Personal Accident Insurance Net premiums written declined 0.9% to ¥138.2 billion due to a decline in revenues of 3rd sector insurance products such as whole life medical insurance. Net claims paid rose 11.6% to ¥70.2 billion.
     Voluntary Automobile Insurance Net premiums written rose 3.9% to ¥625.0 billion. This rise was due to the inclusion of the results of Mitsui Direct General Insurance Company, Limited. Net claims paid rose 4.4% to ¥391.9 billion.
     Compulsory Automobile Liability Insurance Net premiums written declined 0.4% to ¥191.3 billion. Net claims paid rose 1.2% to ¥136.5 billion.
     Other Property and Casualty Insurance Net premiums written rose 0.8% to ¥257.3 billion due to an expansion in the business operations of subsidiaries in Europe. Net claims paid decreased 1.9% to ¥131.9 billion.
Life Insurance
     In the life insurance business, due to an increase in insurance contract dissolutions in our wholly owned subsidiary Mitsui Sumitomo Kirameki Life Insurance Company, Limited, life insurance premium income decreased ¥8.8 billion to ¥156.5 billion. “Interest and dividends received, net” increased ¥2.4 billion to ¥16.2 billion. “Operating expenses and general and administrative expenses” rose ¥0.8 billion from the previous fiscal year to ¥21.6 billion. “Operating expenses and general and administrative expenses” included a ¥6.2 billion investment loss in equity in Mitsui Sumitomo MetLife Insurance Company, Limited. This loss resulted mainly from the upfront advance payment of sales commissions to financial institution agents, accompanying an increase in contracts. As a result, an ordinary loss of ¥5.7 billion was recorded, which was ¥3.1 billion higher than in the previous fiscal year.
Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006
Non-Life Insurance
     In the non-life insurance business, the administrative measures imposed by the Financial Services Agency (FSA) on June 21, 2006 had the effect of reducing net premiums written by ¥7.8 billion compared with the previous fiscal year. Nonetheless, total net premiums written increased ¥28.7 billion to ¥1,492.8 billion due to an expansion in business operations by subsidiaries in Europe and because of the full-year contribution to consolidated results by insurance companies acquired in Asia in the previous fiscal year, for which results were included only for the second-half of the previous fiscal year. “Interest and dividends received, net” also increased ¥17.0 billion to ¥108.0 billion. On the other hand, net claims paid rose ¥53.5 billion to ¥846.4 billion due to an increase in provision for outstanding claims and a rise in net claims paid in relation to an increase in natural disasters as well as to the full-year inclusion of claims by insurance companies acquired in Asia in the previous fiscal year for which claims were included only for the second-half results of the previous fiscal year. As a result, consolidated ordinary profit declined ¥35.5 billion to ¥94.3 billion.

     Fire and Allied Insurance During the year, net premiums written rose 1.2% to ¥209.0 billion. This rise is due to an expansion in the business operations of reinsurance companies and the full-year inclusion of the results of insurance companies acquired in Asia in the previous fiscal year, for which the results were included only for the second-half of the previous fiscal year. On the other hand, net claims paid amounted to 100.2 billion, an increase of 13.6%, owing to a rise in claims paid for natural disasters.
     Marine Insurance Net premiums written increased 12.6% to ¥95.5 billion reflecting efforts to expand the sales network. Net claims paid rose 10.0% to ¥38.7 billion.
     Personal Accident Insurance Net premiums written declined 2.6% to ¥139.5 billion due to a decline in revenues resulting from the effects of the imposition of administrative measures by the FSA. Net claims paid rose 12.2% to ¥62.9 billion.
     Voluntary Automobile Insurance During the year, net premiums written rose 1.9% to ¥601.4 billion. This rise was due to the full-year inclusion of the results of insurance companies acquired in Asia in the previous fiscal year, for which the results were included only for the second-half of the previous fiscal year. Net claims paid rose 3.0% to ¥375.3 billion.
     Compulsory Automobile Liability Insurance Net premiums written declined 0.7% to ¥192.1 billion. Net claims paid rose 3.4% to ¥134.9 billion.
     Other Property and Casualty Insurance During the year net premiums written rose 3.9% to ¥255.4 billion due to an expansion in the business operations of subsidiaries in Europe. Net claims paid increased 13.2% to ¥134.4 billion.
Life Insurance
     In the life insurance business, despite an increase in insurance contract dissolutions, wholly owned subsidiary Mitsui Sumitomo Kirameki Life Insurance Company, Limited recorded a ¥3.1 billion increase in life insurance premium income to ¥165.4 billion by commencing sales of comprehensive income guarantee insurance and new medical insurance as commemorative products marking the 10th anniversary of the start-up of its operations. “Interest and dividends received, net” also increased ¥2.2 billion to ¥13.9 billion. On the other hand, “Operating expenses and general and administrative expenses” rose ¥3.6 billion from the previous fiscal year to ¥20.8 billion. “Operating expenses and general and administrative expenses” included a ¥3.1 billion investment loss in equity in Mitsui Sumitomo MetLife Insurance Company, Limited. Nevertheless, this loss resulted from an expansion of business operations by promoting new commissions with financial institution agents, mainly regional banks, as well as the upfront advanced payment of sales commissions accompanying an increase in contracts. As a result, an ordinary loss of ¥2.6 billion was recorded, ¥500 million higher than in the previous fiscal year.
Recent Accounting Pronouncements
     In September 2005, Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts,” was issued. SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No.97. SOP 05-1 is effective for internal replacements occurring for fiscal year beginning after December 15, 2006. The Company adopted SOP 05-1 effective for the fiscal year ended March 31, 2008. Significant portions of the insurance contracts of the Company are short duration contracts and the adoption of SOP 05-1 did not have a material effect on the Company’s consolidated financial statements.

     In September 2006, SFAS No.157, “Fair Value Measurements,” was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No.157 is effective for fiscal years beginning after November 15, 2007. In February 2008, FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” were issued. FSP No. FAS 157-1 removes certain leasing transactions from its scope and FSP No. FAS 157-2 partially delays the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. The effect that the adoption of SFAS No. 157 will have on the Company’s consolidated financial statements is currently evaluated.
     In February 2007, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” was issued. SFAS No. 159 provides companies with an option to report financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The effect that the adoption of SFAS No. 159 will have on the Company’s consolidated financial statements is currently evaluated.
     In December 2007, SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”) was issued. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is applied prospectively to business combinations on and after the beginning of the fiscal year beginning on or after December 15, 2008. The effect that the adoption of SFAS No. 141R will have on the Company’s consolidated financial statements is currently evaluated.
     In December 2007, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” was issued. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The effect that the adoption of SFAS No. 160 will have on the Company’s consolidated financial statements is currently evaluated.
     In March, 2008, SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” was issued. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect that the adoption of SFAS No. 161 will have on the Company’s consolidated financial statements is currently evaluated.

     In May, 2008, SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60” was issued. SFAS No. 163 clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. SFAS No. 163 also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 except for some disclosures. The effect that the adoption of SFAS No. 163 will have on the Company’s consolidated financial statements is currently evaluated.
B. Liquidity and Capital Resources.
Liquidity
     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity of a property-casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property-casualty insurer’s operations. The liquidity of a life insurer’s operations, including our life insurance subsidiary, is generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products and by the level of surrenders and withdrawals.
     Our sources of liquidity include insurance premiums and deposit premiums received, investment income and cash provided from maturing or liquidated investments. In addition, our investments held in liquid securities represent potential sources of liquidity.
     The principal sources of our funds are premiums and investment income, as well as funds that may be raised from time to time from the issuance of debt or equity securities.
Capital Resources
     We typically generate substantial positive cash flow from operations as a result of insurance premiums being received in advance of the time when claim payments, as the case may be, are required. These positive operating cash flows, a portion of the investment portfolio that is held in highly liquid securities, and commercial paper borrowings and bank lines of credit have met, and we expect will continue to meet, our liquidity requirements.
     Our capital requirements consist principally of capital expenditures and debt repayment. Capital expenditures for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥15,957 million, ¥24,905 million and ¥45,074 million, respectively, in each case primarily for operational purposes.
     Our long-term debt amounted to ¥100.0 billion as of March 31, 2008. This long-term debt consisted of ¥70.0 billion of 0.80% Japanese yen debentures due December 18, 2009, and ¥30.0 billion of 1.31% Japanese yen debentures due December 20, 2012.

     Our policy is to fund our capital requirements principally from cash flow from operating activities and external sources, such as issuances of debentures and common stock. In the future, we intend to explore funding opportunities from diversified external sources within the framework of applicable regulations.
Cash Flows

	Year Ended March 31,
	2006	2007	2008
	(Yen in millions)
Net cash provided by operating activities	¥402,040	¥325,256	¥308,007
Net cash used in investing activities	(258,459)	(217,400)	(197,879)
Net cash used in financing activities	(128,879)	(132,431)	(106,473)
Effect of exchange rate changes on cash and cash equivalents	4,235	9,351	(5,306)

Net change in cash and cash equivalents	18,937	(15,224)	(1,651)
Cash and cash equivalents at beginning of year	366,228	385,165	369,941

Cash and cash equivalents at end of year	¥385,165	¥369,941	¥368,290

Fiscal Year Ended March 31, 2008 compared with the Fiscal Year Ended March 31, 2007
     Net cash provided by operating activities amounted to ¥308.0 billion for the fiscal year ended March 31, 2008, compared to ¥325.3 billion for the fiscal year ended March 31, 2007. This decrease was primarily attributable to a rise in losses and claims paid.
     Net cash used in investing activities was ¥197.9 billion for the fiscal year ended March 31, 2008, compared to ¥217.4 billion for the fiscal year ended March 31, 2007. This reflected a decrease in purchases of securities.
     Net cash used in financing activities amounted to ¥106.5 billion for the fiscal year ended March 31, 2008, compared to ¥132.4 billion for the fiscal year ended March 31, 2007.
     The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥368.3 billion as of March 31, 2008, compared to ¥369.9 billion as of March 31, 2007, representing a decrease of 0.4%.
Fiscal Year Ended March 31, 2007 compared with the Fiscal Year Ended March 31, 2006
     Net cash provided by operating activities amounted to ¥325.3 billion for the fiscal year ended March 31, 2007, compared to ¥402.0 billion for the fiscal year ended March 31, 2006. This decrease was primarily attributable to a rise in income tax paid and losses and claims paid.
     Net cash used in investing activities was ¥217.4 billion for the fiscal year ended March 31, 2007, compared to ¥258.5 billion for the fiscal year ended March 31, 2006. This reflected a decrease in purchases of securities.
     Net cash used in financing activities amounted to ¥132.4 billion for the fiscal year ended March 31, 2007, compared to ¥128.9 billion for the fiscal year ended March 31, 2006.
     The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥369.9 billion as of March 31, 2007, compared to ¥385.2 billion as of March 31, 2006, representing a decrease of 4.0%.

C. Research and Development, Patents and Licenses, etc.
     Our business does not depend to a material extent on research and development or on patents, licenses or other intellectual property.
D. Trend Information.
     The information required by this item is set forth in Item 4.A, under the headings “Overview” and “The Japanese Non-Life Insurance Industry”.
E. Off-Balance Sheet Arrangements.
     We have no material off-balance sheet arrangements or transactions.
F. Contractual Obligations and Commercial Commitments.
     The following tables summarize our contractual obligations and commercial commitments as of March 31, 2008 that will affect our liquidity position for the next several years. Since commitments associated with financing arrangements may expire unused, the amounts shown do not necessarily reflect actual future cash funding requirements.
Contractual Obligations

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Yen in millions)
Losses, claims and loss adjustment expenses (1)	¥1,197,820	¥678,836	¥342,738	¥114,078	¥62,168
Future policy benefits for life insurance contracts (2)	2,489,689	105,501	239,708	246,634	1,897,846
Investment deposits by policyholders (3)	3,291,494	361,635	685,737	569,758	1,674,364
Long-term debt	103,085	953	71,346	30,786	—
Capital lease obligations	2,038	921	978	130	9
Operating leases	6,485	1,690	2,220	944	1,631

Total (4)	¥7,090,611	¥1,149,536	¥1,342,727	¥962,330	¥3,636,018

(1)	We estimate the timing of cash flows with respect to losses, claims and loss adjustment expenses based on our historical loss development payment patterns.

(2)	We estimate the timing of cash flows with respect to future policy benefits for life insurance contracts based on our historical experience and expectations of future payment patterns. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.

The total amount of future policy benefit for life insurance contracts set forth in the table above (¥2,489,689 million) exceeds the amount of corresponding liabilities of ¥911,165 million reflected in our consolidated balance sheet as of March 31, 2008, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(3)	We estimate the timing of cash flows and our expectation of future payment patterns with respect to investment deposits by policyholders based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries. The total amount of investment deposits by policyholders set forth in the table above (¥3,291,494 million) exceeds the amount of corresponding liabilities of ¥2,119,153 million reflected in our consolidated balance sheet as of March 31, 2008, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(4)	The total amount of expected future pension payments has not been included in this table as such amount was not determinable as of March 31, 2008. We expect to contribute approximately ¥3,450 million to our pension plans for the year ending March 31, 2009. See Note 15 to our consolidated financial statements.

Commercial Commitments

		Amount of Commitment Expiration per Period
Other Commercial Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
	(Yen in millions)
Guarantees	¥589	¥—	¥—	¥—	¥589

Item 6.	Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors and corporate auditors:

				Director or	Number of
			Current	Corporate	shares owned
			Term	Auditor	as of August
Name	Position	Date of Birth	Expires	Since	31, 2008
Directors:
Yoshiaki Shin	Chairman and Director	November 4, 1945	June, 2009	April 1, 2008	28,788
Toshiaki Egashira	President and Director	November 30, 1948	June, 2009	April 1, 2008	6,300
Toshihiro Nakagawa	Senior Managing Director	July 14, 1948	June, 2009	April 1, 2008	13,800
Isamu Endo	Senior Managing Director	November 13, 1948	June, 2009	April 1, 2008	3,900
Hiromi Asano	Director	December 13, 1950	June, 2009	April 1, 2008	10,444
Katsuaki Ikeda	Director	September 8, 1951	June, 2009	April 1, 2008	8,100
Hitoshi Ichihara	Director	June 19, 1951	June, 2009	April 1, 2008	5,400
Yasuyoshi Karasawa	Director	October 27, 1950	June, 2009	April 1, 2008	5,100
Susumu Fujimoto	Director	December 5, 1948	June, 2009	April 1, 2008	3,000
Eiko Kono	Director	January 1, 1946	June, 2009	April 1, 2008	—
Kenji Koroyasu	Director	April 16, 1942	June, 2009	April 1, 2008	300
Iwao Taka	Director	March 10, 1956	June, 2009	April 1, 2008	900
Toshihiko Seki	Director	February 28, 1941	June, 2009	April 1, 2008	900

Corporate Auditors:
Takashi Yamashita	Corporate Auditor	July 7, 1946	June, 2012	April 1, 2008	8,400
Yoshio Iijima	Corporate Auditor	September 7, 1949	June, 2012	April 1, 2008	4,827
Sosuke Yasuda	Corporate Auditor	December 15, 1943	June, 2012	April 1, 2008	—
Daiken Tsunoda	Corporate Auditor	January 29, 1967	June, 2012	April 1, 2008	—
Further information about our directors and corporate auditors is provided below:

Yoshiaki Shin (November 4, 1945)	Chairman and Director since April 1, 2008 (Chairman and Director of Mitsui Sumitomo Insurance since 2006)
1995 Director of Sumitomo Marine
1998 Managing Director of Sumitomo Marine
2001 Managing Director of Mitsui Sumitomo Insurance
2002 Senior Managing Director of Mitsui Sumitomo Insurance
2005 Director and Vice President Executive Officer of Mitsui Sumitomo Insurance

Toshiaki Egashira (November 30, 1948)	President and Director since April 1, 2008 (President and Director, and CEO of Mitsui Sumitomo Insurance since 2006)
2001 Executive Officer of Mitsui Sumitomo Insurance
2003 Managing Executive Officer of Mitsui Sumitomo Insurance

Toshihiro Nakagawa (July 14, 1948)	Senior Managing Director since April 1, 2008
In charge of Human Resources Dept., Compliance Dept., Corporate Risk Management Dept. and Internal Audit Dept.
2000 Executive Officer of Sumitomo Marine
2001 Executive Officer of Mitsui Sumitomo Insurance
2004 Managing Executive Officer of Mitsui Sumitomo Insurance
2006 Senior Executive Officer of Mitsui Sumitomo Insurance

Isamu Endo (November 13, 1948)	Senior Managing Director since April 1, 2008
In charge of Corporate Planning Dept., Business Development Dept., Corporate Communications Dept., Shareholders Relations & Legal Dept., Accounting Dept. and Internal Audit Dept. (concerning internal audit to the departments of which Director Mr. Nakagawa is in charge.)
2003 Executive Officer of Mitsui Sumitomo Insurance
2005 Managing Executive Officer of Mitsui Sumitomo Insurance
2006 Senior Executive Officer of Mitsui Sumitomo Insurance

Hiromi Asano (December 13, 1950)	Director since April 1, 2008 (Director and Senior Executive Officer of Mitsui Sumitomo Insurance since 2006)
2000 Executive Officer of Sumitomo Marine
2001 Director of Sumitomo Marine
2001 Director of Mitsui Sumitomo Insurance
2004 Managing Director of Mitsui Sumitomo Insurance
2005 Director and Senior Executive Officer of Mitsui Sumitomo Insurance

Katsuaki Ikeda (September 8, 1951)	Director since April 1, 2008 (Director and Managing Executive Officer of Mitsui Sumitomo Insurance since 2005)
2003 Director and Executive Officer of Mitsui Sumitomo Insurance
2005 Director and Managing Executive Officer of Mitsui Sumitomo Insurance

Hitoshi Ichihara (June 19, 1951)	Director since April 1, 2008 (Director and Managing Executive Officer of Mitsui Sumitomo Insurance since 2005)
2004 Executive Officer of Mitsui Sumitomo Insurance
2006 Director and Managing Executive Officer of Mitsui Sumitomo Insurance

Yasuyoshi Karasawa (October 27, 1950)	Director since April 1, 2008 (Director and Senior Executive Officer of Mitsui Sumitomo Insurance since 2008)
2004 Executive Officer of Mitsui Sumitomo Insurance
2006 Director and Managing Executive Officer of Mitsui Sumitomo Insurance

Susumu Fujimoto (December 5, 1948)	Director since April 1, 2008 (Director and Managing Executive Officer of Mitsui Sumitomo Insurance since 2008)
1998 Director-General of Yokohama Customs, Ministry of Finance (the “MOF”) 1999 Deputy Director-General, Customs and Tariff Bureau, MOF
2002 Executive Director, European Bank for Reconstruction and Development
2005 Advisor of Mitsui Sumitomo Insurance
2007 Director of Mitsui Sumitomo Insurance

Eiko Kono (January 1, 1946)	Director since April 1, 2008 (Director of Mitsui Sumitomo Insurance since 2005)

1984 Director of Recruit Co., Ltd.
1985 Managing Director of Recruit Co., Ltd.
1986 Senior Managing Director of Recruit Co., Ltd.
1994 Vice President and Director of Recruit Co., Ltd.
1997 President and Director of Recruit Co., Ltd.
2003 Chairman and Director, and CEO of Recruit Co., Ltd.
2004 Chairman and Director of Recruit Co., Ltd.
2004 Corporate Auditor of Mitsui Sumitomo Insurance
2005 Special Advisor, Recruit Co., Ltd.

Kenji Koroyasu (April 16, 1942)	Director since April 1, 2008 (Director of Mitsui Sumitomo Insurance since 2005)
1996 Deputy Vice-Minister of Justice
1997 Director of the General Affairs Department, Supreme Public Prosecutors Office
1999 Director of the Criminal Affairs Department, Supreme Public Prosecutors Office
1999 President, Research and Training Institute of the Ministry of Justice
2001 Superintending Public Prosecutor, Sapporo High Public Prosecutors Office
2002 Superintending Public Prosecutor, Nagoya High Public Prosecutors Office
2003 Superintending Public Prosecutor, Osaka High Public Prosecutors Office
2004 Admitted as Attorney-at-Law
Of Counsel, Tokyo Eiwa Attorneys At Law
2008 Of Counsel, TMI Associates

Iwao Taka (March 10, 1956)	Director since April 1, 2008 (Director of Mitsui Sumitomo Insurance since 2005)
1996 Associate Professor, Reitaku University International School of Economics and Business Administration
2001 Professor, Reitaku University International School of Economics and Business Administration
and Senior Director, Reitaku University Business Ethics and Compliance Research Center
2002 Professor, Reitaku University C. Hiroike School of Graduate Studies of Economics and Business
Administration and Senior Director, Reitaku University Business Ethics and Compliance Research Center
2003 Professor, Reitaku University C. Hiroike School of Graduate Studies of Economics and Business
Administration and Chief Director, Reitaku University Business Ethics and Compliance Research Center

Toshihiko Seki (February 28, 1941)	Director since April 1, 2008
1977 Associate Professor, School of Law, Tohoku University
1984 Professor, School of Law, Tohoku University
2000 Professor, Tohoku University Law School
2004 Honorary Professor, Tohoku University
Professor, Hosei University Law School
2004 Admitted as Attorney-at-law
2007 Director of Mitsui Sumitomo Insurance

Takashi Yamashita (July 7, 1946)	Corporate Auditor since 2008 (Corporate Auditor of Mitsui Sumitomo Insurance since 2007)
2000 Executive Officer of Mitsui Marine
2001 Director of Mitsui Sumitomo Insurance
2002 Managing Director of Mitsui Sumitomo Insurance
2004 Senior Managing Director of Mitsui Sumitomo Insurance
2005 Director and Vice President Executive Officer of Mitsui Sumitomo Insurance

Yoshio Iijima	Corporate Auditor since 2008
(September 7, 1949)	2003 Executive Officer of Mitsui Sumitomo Insurance

Sosuke Yasuda (December 15, 1943)	Corporate Auditor since 2008 (Corporate Auditor of Mitsui Sumitomo Insurance since 2005)
1979 Registered as Certified Public Accountants
1980 Representative, Sousuke Yasuda Tax Accountant Office (present)
1983 Representative, Tokyo Akasaka CPA Joint Office
1993 Senior Partner, Tokyo Akasaka & Co.
1999 Managing Partner, Tokyo Hokuto & Co. (currently Gyosei & Co.)
2001 Supervising Officer, Japan Prime Realty Investment Corporation
2008 Representative Partner, Gyosei & Co.

Daiken Tsunoda	Corporate Auditor since 2008
(January 29, 1967)	1994 Admitted to the Bar, Attorney-at-law
2003 Attorney at Law, Nakamura & Tsunoda (currently, Nakamura, Tsunoda & Matsumoto)
     Messrs. Nakagawa, Endo and Iijima devote themselves to the Company’s business on a full time basis.
     All of the above directors, with the exception of Messrs. Nakagawa, Endo and Seki, hold positions as directors of Mitsui Sumitomo Insurance. Of them, Messrs. Egashira, Asano, Ikeda, Ichihara, Karasawa and Fujimoto also hold an executive capacity at Mitsui Sumitomo Insurance. Corporate Auditors Messrs. Yamashita and Yasuda hold positions as corporate auditors of Mitsui Sumitomo Insurance.
     Ms. Kono, Messrs. Koroyasu, Taka and Seki are outside directors as defined under Article 2, Paragraph 15 of the Corporate Law of Japan. Messrs. Yasuda and Tsunoda are outside corporate auditors as defined under Article 2, Paragraph 16 of the Corporate Law.
     There are no family relationships between any director or corporate auditor and any other director or corporate auditor.
     Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 15 directors. Directors are elected at a general meeting of shareholders, and the term of office of directors provided for under our Articles of Incorporation is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more representative directors, who have the authority individually to represent us in all matters. From among its members, our board of directors also may elect one or more Chairman and Directors, Vice Chairman and Directors, President and Directors, Vice President and Directors, Senior Managing Directors, and Managing Directors.

     Our Articles of Incorporation provide for not more than 6 corporate auditors. Corporate auditors may not at the same time be any of the director, manager or employee of our company or the director, executive officer (shikko-yaku), manager or employee of any of our subsidiaries. Corporate auditors, of whom at least half must be outside corporate auditors, each of whom has not been any of the director, executive officer (shikko-yaku), manager or employee of the Company or any of its subsidiaries preceding the date on which such person assumes the office of corporate auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors with prior consent of, or upon request by, our board of corporate auditors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporate Law and our Articles of Incorporation is 4 years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. Under the Corporate Law, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A corporate auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our affairs and financial position and other matters concerning the performance of the corporate auditors’ duties.
B. Compensation.
     The aggregate compensation paid, including benefits in kind granted, by us to our directors and corporate auditors (19 persons) during the fiscal year ended March 31, 2008 was ¥604 million, of which ¥537 million was for directors, including ¥45 million for outside directors, and ¥67 million was for corporate auditors, including ¥22 million for outside corporate auditors.
     We abolished retirement benefits for a retiring director or corporate auditor on March 31, 2005. Therefore, no future retirement benefit for a director or corporate auditor accrued during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2008, we paid ¥316 million of retirement benefits that had accrued prior to the abolishment of the benefits, to directors and corporate auditors, including directors and corporate auditors who had retired prior to the beginning of the fiscal year ended March 31, 2008. Of this amount, ¥299 million was paid to directors, including directors who had retired prior to the beginning of the fiscal year ended March 31, 2008, and ¥17 million was paid to corporate auditors, including corporate auditors who had retired prior to the beginning of the fiscal year ended March 31, 2008.
     We are not required by Japanese law to disclose the amount of compensation paid to directors or corporate auditors on an individual basis.
C. Board Practices.
     The information required by this item is set forth in Item 6.A of this annual report.
D. Employees.
     As of March 31, 2008, we had 20,237 employees on a consolidated basis, of whom 19,572 were in the property and casualty insurance business and 665 were in the life insurance business, compared with 18,882 employees on a consolidated basis as of March 31, 2007, of whom 18,329 were in the property and casualty insurance business and 553 were in the life insurance business. As of March 31, 2006 we had 18,154 employees on a consolidated basis, of whom 17,668 were in the property and casualty insurance business and 486 were in the life insurance business. Overseas, as of March 31, 2008, we had 4,714 employees on a consolidated basis.

     Most of our employees are members of the Mitsui Sumitomo Insurance Workers’ Union, which is affiliated with the Federation of Non-Life Insurance Workers’ Unions of Japan and which negotiates with us concerning remuneration and working conditions. As is customary in Japan, we negotiate annually with the union and usually grant annual wage increases and semiannual bonuses. We also renew the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. We have not experienced any labor disputes in Japan for nearly a quarter-century and consider our labor relations to be excellent.
E. Share Ownership.
     The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of April 1, 2008, 421,320,739 shares of our common stock were outstanding.
     To our knowledge, there were no beneficial owners or holders of 5% or more of Mitsui Sumitomo Insurance’s outstanding common stock as of April 1, 2008, except as discussed below. We are not required by Japanese law to monitor or disclose beneficial ownership of our common stock.
     Any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, as calculated pursuant to the Financial Instruments and Exchange Law of Japan, must file with the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholding. See Item 10.B “Memorandum and Articles of Association” below.
     We are aware that Brandes Investment Partners L.P. made such a filing on May 2, 2008, in which it stated that it owned 54,132 thousand shares of our common stock as of April 1, 2008, representing 12.8% of our then outstanding common stock.
     None of our shares of common stock entitles the holder thereof to any preferential voting rights.
     According to our register of shareholders and register of beneficial owners, as of April 1, 2008, there were 49,648 holders of common stock of record worldwide, including 134 shareholders of record with addresses in the United States who held 96,131,431 shares, representing approximately 22.8% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.
     To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of the Company.
B. Related Party Transactions.
     Not applicable.
C. Interests of Experts and Counsel.
     Not applicable.

Item 8.	Financial Information.
A. Consolidated Statements and Other Financial Information.
Financial Statements
     The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.
Legal or Arbitration Proceedings
     We are involved in normal claims and other legal proceedings in the ordinary course of business and are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our financial condition, results of operations or cash flows.
Dividend Policy
     Mitsui Sumitomo Insurance Group Holdings, Inc. hopes to respond to the support of its shareholders by providing a dividend commensurate with the company’s performance, implementing an appropriate profit distribution policy, based on the maintenance of a stable dividend, while taking into consideration the future management environment and development of its business. At the same time, we also believe that, given the nature of the non-life insurance business, we need to improve our retained earnings in order to prepare for occurrences of earthquakes and other catastrophes.
     We have therefore established a basic policy of keeping a trend of an increase in dividend per share in the medium to long term, and returning 40% of the Company’s core profit to shareholders in the form of dividends or the repurchase of our shares.
B. Significant Changes.
     There has been no significant change since March 31, 2008, the date of our most recent audited financial statements.

Item 9.	The Offer and Listing.
A. Offer and Listing Details.
     See Item 9.C of this annual report for information on the stock exchanges on which our common stock is listed.
     The following table indicates the reported closing high and low sale prices and the average trading volume of our common stock on the Tokyo Stock Exchange, the closing highs and lows of the Nikkei Stock Average and the closing highs and lows of the TOPIX for the periods indicated, as adjusted as explained below. The information for periods prior to April 1, 2008 is that of Mitsui Sumitomo Insurance, and the information for periods starting on or after that date is that of the Holding Company. Mitsui Sumitomo Insurance’s common stock was delisted from the Tokyo Stock Exchange on March 26, 2008, and the Holding Company’s common stock was listed on that Exchange on April 1, 2008. Accordingly, the share price and trading volume data of Mitsui Sumitomo Insurance for the fiscal year and quarter ended March 31, 2008 does not include information for March 27, 28 and 31, 2008. Also, in connection with the formation of the Holding Company on April 1, 2008, the then outstanding shares of Mitsui Sumitomo Insurance’s common stock were exchanged with shares of the Holding Company’s common stock at the exchange ratio of 0.3 shares of the Holding Company’s common stock to each share of Mitsui Sumitomo Insurance’s common stock. For purposes of easy comparison, the share price and trading volume data of Mitsui Sumitomo Insurance’s common stock in the table below has been adjusted to show the equivalent share price and trading volume data of the Holding Company using the above exchange ratio.

	Price per Share of		Average Daily
	Common Stock on		Trading			Closing Nikkei Stock
	Tokyo Stock Exchange		Volume of	Closing TOPIX		Average
	High	Low	Common Stock	High	Low	High	Low
Fiscal Year Ended/Ending March 31,
Annual highs and lows
2004	3,850	1,690	1,493,595	1,179.23	773.10	11,770.65	7,607.88
2005	3,953	2,840	1,336,249	1,217.87	1,053.77	12,163.89	10,505.05
2006	5,420	3,060	1,549,768	1,728.16	1,109.19	17,059.66	10,825.39
2007	5,647	4,087	1,669,600	1,816.97	1,458.30	18,215.35	14,218.60
2008(1)	5,760	3,070	1,887,336	1,792.23	1,149.65	18,261.98	11,787.51

Quarterly highs and lows
2007:
First quarter	5,647	4,087	1,896,677	1,783.72	1,458.30	17,563.37	14,218.60
Second quarter	5,030	4,087	1,358,438	1,651.35	1,475.28	16,385.96	14,437.24
Third quarter	5,200	4,303	1,523,158	1,681.07	1,532.95	17,225.83	15,725.94
Fourth quarter	5,390	4,353	1,917,122	1,816.97	1,656.72	18,215.35	16,642.25
2008:
First quarter	5,760	4,807	1,643,961	1,789.38	1,682.49	18,240.30	17,028.41
Second quarter	5,307	3,750	1,807,887	1,792.23	1,480.39	18,261.98	15,273.68
Third quarter	4,857	3,590	1,829,521	1,677.52	1,437.38	17,458.98	14,837.66
Fourth quarter	3,870	3,070	2,316,420	1,424.29	1,149.65	14,691.41	11,787.51
2009:
First quarter(1)	4,500	3,400	1,737,798	1,430.47	1,230.49	14,489.44	12,656.42

Calendar Period
2008:
March	3,870	3,280	2,702,719	1,287.55	1,149.65	13,215.42	11,787.51
April	4,280	3,400	2,243,686	1,361.75	1,230.49	13,894.37	12,656.42
May	4,500	3,890	1,449,205	1,408.14	1,341.76	14,338.54	13,655.34
June	4,490	3,610	1,506,762	1,430.47	1,320.10	14,489.44	13,481.38
July	3,890	3,330	1,624,895	1,332.57	1,249.28	13,603.31	12,754.56
August	3,640	3,120	1,346,686	1,280.00	1,216.42	13,430.91	12,666.04

(1)	Excludes March 26, 27, 28 and 31, 2008.
     On September 26, 2008, the reported closing price of our shares on the Tokyo Stock Exchange was ¥3,840 per share, the closing Nikkei Stock Average was ¥11,893.16 and the closing TOPIX was 1,147.89.
B. Plan of Distribution.
     Not applicable.
C. Markets.
     Our securities are listed on the first sections of the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the Issue.
     Not applicable.

Item 10.	Additional Information.
A. Share Capital.
     Not applicable.
B. Memorandum and Articles of Association.
     Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations as currently in effect, and of the Corporate Law of Japan and related legislation.
General
     Our authorized share capital as of the date of the filing of this Form 20-F is 900 million shares of common stock, of which 421,320,739 shares were issued. Under the Corporate Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations.
     A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (the “Securities Center”). If a holder of shares is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or a bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the deposited shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw and receive their share certificates from the Securities Center.
     A law to establish a new central book entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to our shares is expected to come into effect on January 5, 2009. On the effective date, a new book entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including our shares. On the same day, all existing share certificates of those companies will become null and void. The transfer of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

Objects and Purposes
     Article 2 of our articles of incorporation states that our purpose is to engage in the following businesses as an insurance holding company:
•	administration of the management of non-life insurance companies, life insurance companies and other companies that we may own as a subsidiary under the Insurance Business Law; and

•	any other business incidental to the business provided for in the preceding item.
Dividends
General
     Under the Corporate Law, distribution of cash or other assets by a joint stock corporation to its shareholders, or so called “dividends”, take the form of distribution of Surplus (as defined in “Restriction on Distribution of Surplus” below). Under the Corporate Law, a joint stock corporation may distribute dividends in cash and/or in kind any number of times per fiscal year, subject to certain limitations described in “Restriction on Distribution of Surplus” below.
     Under the Corporate Law and our articles of incorporation, we may, (a) following shareholders’ approval, make distribution of year-end dividends to shareholders of record as of March 31 in each year, (b) by resolution of the board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year, and (c) following shareholders’ approval, make distribution of dividends to shareholders of record date as set for such distribution from time to time. Under our articles of incorporation, we are not obligated to pay any dividends in cash unclaimed for a period of three years after the date on which they first become payable.
     Distributions of dividends may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of dividends must specify the form and aggregate book value of the assets to be distributed, the manner of allotment of such assets to shareholders, and the effective date of the distribution. If a distribution of dividends is to be made in kind, we may grant a right to shareholders to require us to make such distribution in cash instead of in kind, pursuant to a resolution of a general meeting of shareholders. If no such right is granted to shareholders, the relevant distribution of dividends must be approved by a special resolution of a general meeting of shareholders.
Restriction on Distribution of Surplus
     Under the Corporate Law, in making a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, until the sum of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:

     A + B + C + D - (E + F + G)
     In the above formula:
     “A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year
     “B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received, less the book value thereof
     “C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)
     “D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)
     “E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock
     “F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed
     “G” = certain other amounts set forth in an ordinance of the Ministry of Justice of Japan
     The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice.
     If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.
     If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or, if so required by the Corporate Law, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.

     In our first fiscal year, each amount of the Surplus and the Distributable Amount above is, in general, calculated by replacing “the end of the last fiscal year” in preceding paragraphs with “the date of incorporation”.
Capital and Reserves
     The entire amount of the issue price of the shares to be issued in the future will generally be required to be accounted for as stated capital. However, we may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the board of directors in accordance with the Corporate Law. We may at any time reduce the whole or any part of our additional paid-in capital or transfer them to stated capital by resolution of a general meeting of shareholders. The whole or any part of surplus may also be transferred to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.
Stock Splits
     We may at any time split our shares into a greater number of shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend our articles of incorporation without approval of shareholders to increase the number of our authorized shares in proportion to the stock split, so long as we do not issue more than one class of shares.
     Upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of deposited shares, new shares resulting from the stock split will be deposited with the Securities Center, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split.
Consolidation of Shares
     We may at any time consolidate the shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of us must disclose the reason for the consolidation of the shares at the general meeting of shareholders.
Unit Share System
     We have adopted a “unit share system”. Our articles of incorporation provide that 100 shares of our common stock constitute one “unit” of shares. The board of directors is permitted to reduce the number of shares constituting one unit or abolish the unit share system without approval by shareholders. The number of shares constituting a unit may not exceed one thousand (1,000) under the Corporate Law.

     Our articles of incorporation provide that we shall not issue any share certificates representing shares less than the number of shares constituting one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any shares constituting less than one unit for which no share certificates are issued will not be transferable. Upon demand from a holder of shares constituting less than one unit, we are obligated to purchase such shares. In addition, pursuant to our articles of incorporation, any such holders may demand us to sell to them shares constituting less than one unit which, when added to the shares already held by such holder, will constitute a full unit unless we do not own a sufficient number of treasury shares. Such purchase and sale of shares will be effected at the market price as of the date of such demand.
     A holder of less than one unit of shares has no voting rights.
     In accordance with Corporate Law, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the articles of incorporation including the following rights:
•	to receive distributions of dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.
Voting Rights
     We hold our ordinary general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporate Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.
     A shareholder of us is generally entitled to one vote per voting unit of shares as described in this paragraph and under “Unit Share System” above. In general, under the Corporate Law and our articles of incorporation, a resolution may be adopted at a meeting of shareholders by a majority of the number of voting rights of the shareholders represented at the meeting. The Corporate Law and our articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of the shareholders who are entitled to exercise their voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by us may not exercise its voting rights with respect to our shares that it owns.

     Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the board of directors decides to accept such means.
     Under the Corporate Law, in order to approve certain significant matters of a corporation, a stricter requirement for the quorum or the number of voting rights to approve is provided. Our articles of incorporation provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders present at the meeting representing at least one third of the total number of the voting rights of the shareholders who are entitled to exercise their voting rights. Such significant matters include, but are not limited to:
•	the determination of the matters relating to acquisition of its own shares from a specific shareholder,

•	the determination as to acquisition of special shares all of which may be acquired by a corporation (zembu shutoku joukou tsuki shurui kabushiki),

•	the determination of consolidation of the shares,

•	the determination of discharge of a part of liabilities of directors, corporate auditors or accounting auditors,

•	the determination of the matters concerning distribution of surplus by property other than cash (only in the case that no cash distribution is allowed to shareholders as an alternative),

•	the determination of the matters concerning amendments to the articles of incorporation, transfer of whole or important part of business or dissolution of a corporation,

•	the determination of the matters concerning reorganization of a corporation.
Subscription Rights and Stock Acquisition Rights
     Holders of shares have no preemptive rights under our articles of incorporation. Under the Corporate Law, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. In addition, individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.
     We also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including shareholders, by resolution of its board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the exercise period by paying subscription moneys all as prescribed in the terms of such rights.

Liquidation Rights
     In the event of a liquidation of us, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.
Liability to Further Calls or Assessments
     All of the Company’s currently issued shares are fully paid and nonassessable.
Shareholders’ Register Manager
     The Sumitomo Trust & Banking Co., Ltd. is the Shareholders’ Register Manager for the shares. The Sumitomo Trust & Banking’s office is located at 4-5-33 Kitahama, Chuo-ku, Osaka-shi, Osaka 540-8639, Japan. The Sumitomo Trust & Banking maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.
Record Date
     As mentioned above, the record date for our year-end dividends is March 31, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on our register of shareholders at the close of business as of March 31 is entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
     The shares generally trade ex-dividend or ex-rights on the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.
Acquisition by the Company of Shares
     We may acquire our own shares:
     (i) by purchase on any stock exchange on which our shares are listed or by way of a tender offer under the Financial Instruments and Exchange Law of Japan, pursuant to a resolution of the board of directors as provided in our articles of incorporation;
     (ii) through procedures under which all shareholders in the same class may apply to sell their shares pursuant to a resolution of the general meeting of shareholders;
     (iii) by purchase from a specific party other than any of subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and
     (iv) by purchase from any of our subsidiaries, pursuant to the resolution of the board of directors.
     In the case of (iii) above, any other shareholder may demand that such other shareholder be included as a seller in the proposed purchase, unless the purchase price will not exceed the market price on the day immediately preceding the date on which the resolution mentioned in (iii) above was adopted.

     In general, the total acquisition price of the shares to be purchased by us may not exceed the Distributable Amount. See “Dividends” above for further details regarding this amount.
     Shares acquired by us may be held as treasury stock for any period or cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to the resolution of the board of directors and other requirements similar to those applicable to the issuance of new shares.
Reports to Shareholders
     We currently furnish shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to our articles of incorporation, our method of public notice is electronic public notice in Japanese.
Report of Substantial Shareholdings
     The Financial Instruments and Exchange Law of Japan and regulations under such Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the corporation and to all Japanese stock exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.
     Under the Insurance Business Law, a shareholder of an insurance holding company including us that holds more than 5% of the total voting rights of the insurance holding company is required to file a report of its shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance within five days after the acquisition of the shares and other reports concerning changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio).
Daily Price Fluctuation Limits under Japanese Stock Exchange Rules
     Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

     On September 26, 2008, the closing price of our shares on the Tokyo Stock Exchange was ¥3,840 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥3,000 and ¥5,000 per share, as well as the daily price limit if our per share price were to rise to between ¥5,000 and ¥10,000, or fall to between ¥2,000 and ¥3,000. Other daily price limits would apply if our per share price moved to other ranges.
Selected Daily Price Limits

				Maximum Daily
Previous Day’s Closing Price or Special Quote				Price Movement
Over	¥2,000	Less than	¥3,000	¥400
Over	3,000	Less than	5,000	500
Over	5,000	Less than	10,000	1,000
     For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.
C. Material Contracts.
     We have not entered into any material contract, other than in the ordinary course of business, within the two years immediately preceding the date of this document or any contract.
D. Exchange Controls.
     There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our shares.
E. Taxation.
United States Federal Income Taxation
     This section describes the material United States federal income tax consequences of owning shares. It applies to you only if you are a U.S. holder (as defined below) and hold your shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.
     If a partnership holds the shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you are a partner in partnership holding the shares, you should consult your tax advisor with regard to the United States federal income tax treatment of owning the shares
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
     You are a U.S. holder if you are a beneficial owner of shares and you are for United States federal income tax purposes:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares in your particular circumstances.
Taxation of Dividends
     Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 61 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or generally will be qualified dividend income.

     You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares and thereafter as capital gain.
     Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
     Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.
Taxation of Capital Gains
     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company (PFIC) Rules
     We do not expect our shares to be treated as stock of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Japanese Taxation
     The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:
•	the overall tax consequences of the acquisition, ownership and disposition of shares, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.
     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations.
     In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until March 31, 2009, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of us. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends taxed on or after January 1, 2007 due to the renewal of such treaty. The tax treaty between France and Japan was renewed, effective from December 1, 2007, under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan has been renewed (the effective date undetermined) under which the standard treaty withholding rate on dividends will be reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is higher than the Japanese statutory rate.

     Gains derived from the sale outside Japan of common stock by a non-resident of Japan or a non-Japanese corporation, or from the sale of common stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes.
     Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired common stock as a legatee, heir or donee, even if the individual is not a Japanese resident.
F. Dividends and Paying Agents.
     Not applicable.
G. Statement by Experts.
     Not applicable.
H. Documents on Display.
     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).
I. Subsidiary Information.
     Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
     Substantial portions of our investments are held at the level of Mitsui Sumitomo Insurance Co., Ltd. Except as otherwise noted, the following discussion relates to market risk management of us at that level.
Market Risk Management
     We invest in a portfolio of assets for our funds which are either (1) such portion of deposit premiums we receive on our deposit-type insurance policies that have not been due for refund to policyholders or (2) our other general funds including such portion of net premiums written that we have not disbursed to policyholders for claim payments. These investments are subject to market risk, which we define as the potential for sustained adverse changes in market prices or rates that may cause a loss in the “fair value” of an investment to occur. The fair value of a financial instrument is the amount at which it could be exchanged in a current transaction between willing counterparties other than in a forced or liquidation sale. Our primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates. The composition of our insurance investments varies by line of business.
     Our material market risk exposures consist of equities and interest rate-sensitive and foreign exchange rate-sensitive financial instruments held for other than trading purposes. During the fiscal year ended March 31, 1999, we started using derivative financial instruments for trading purposes. The risks with respect to this business are immaterial.
     We have a risk of loss due to equity prices because the value of our equity securities may decline during a sustained general fall in equity price. Most of our equity investments are intended to be held for the long term. Our equity holdings are primarily in the Japanese market. We seek to reduce asset-fluctuation risks on Japanese equities by selling part of them.
     For the purpose of market risk measurement, we define interest rate risk as the risk of a loss in the fair values of interest rate-sensitive assets and liabilities caused by changes in market interest rates. We are exposed to interest rate risk due to our investments in fixed-income instruments, in particular bonds and loans. We risk a loss because our assets and liabilities may fluctuate in value when market interest rates change. Our primary exposure for interest rate risk is to the Japanese mid- and long-term market interest rates. This results from our investment allocations reflecting our asset-liability management, especially for our deposit-type insurance fund. We endeavor to mitigate interest rate risk by investing in securities that match the nature of our liabilities with respect to each of our deposit-type insurance fund and our general fund reserves, based on the asset allocation mentioned in “Allocation of Investments” below.
     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in currencies other than our functional currency, which is the yen. We are exposed to foreign exchange rate risk because some of our assets are denominated in currencies different from the yen. If the foreign exchange rates of the non-yen currencies decline against the yen, the fair values of the corresponding assets would also decline. Our primary exposures for foreign exchange risk are to the Untied States dollar and the Euro.
     We hold and use many different financial instruments in managing our businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

•	Equity price risk: common shares;

•	Interest rate risk: bonds, loans and liabilities; and

•	Foreign exchange rate risk: non-yen denominated equities and bonds.
     We also selectively use derivative financial instruments such as swaps, swaptions, options, forwards and futures to manage the risk profile of equity, foreign exchange rate and interest rate exposures. In our use of derivatives, we comply with applicable regulatory requirements and also follow internal compliance guidelines. We use derivatives both for reducing our own exposures and for trading purposes. Grouped according to risk category, the following are the most significant derivatives used by us:
•	Equity price risk: options and futures;

•	Interest rate risk: swaps, swaptions, futures and options; and

•	Foreign exchange rate risk: forwards and others.
     For additional information on our use of derivatives, see Note 16 to our consolidated financial statements included elsewhere in this annual report.
     Risk Exposure Estimates. As well as using a value-at-risk methodology based on our assessment of market risk factors, we use a risk modeling technique known as “sensitivity analysis” to analyze the implications of changes in market conditions on the financial instruments we hold. Our sensitivity analysis measures the potential loss in fair values of market sensitive instruments resulting from selected hypothetical changes in equity prices, interest rates, and foreign exchange rates at a selected time.
     The aggregate equity sensitivity measure shown in the table below illustrates the effect on fair values of our Japanese equity holdings assuming a 10% decline in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks traded on the First Section of the Tokyo Stock Exchange.
     Interest rate risk sensitivity is estimated under the assumption of a 50 basis point parallel shift in interest rates. If yen interest rates fall, our net asset value of general and segregated accounts may decrease, and interests and dividends received may diminish. If foreign interest rates rise, the table below sets forth the aggregate effect on the fair value of our interest rate-sensitive investments assuming a 50 basis point fall or rise that occurs simultaneously and instantaneously across all markets and maturities in each country.
     In a similar manner to equity risk, foreign exchange rate risk is estimated by assuming a 10% decline in all currency exchange rates against Japanese yen. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, the value of the yen appreciates by 10% against all non-yen currencies.
     We believe that the scenarios chosen make reasonable assumptions based on past observations about market conditions.

     The tables below set forth the sensitivity of our investments, by market risk category, as of March 31, 2008. Certain investments are included in more than one risk category, e.g., bonds denominated in non-yen currencies are affected by changes in both interest rates and foreign exchange rates.
Investment Objectives
     We have the following primary investment objectives:
•	Maintain high-grade investment assets in order to strengthen our ability to meet insurance payment obligations;

•	Maintain sufficient liquidity in our investment assets to meet insurance payment obligations, repayment of deposit-type products upon maturity and payment of dividends on those products on a timely basis; and

•	Achieve the highest possible returns on our investment assets while meeting the two objectives above.
Allocation of Investments
     We believe that, in terms of the asset allocation of our investments, the most important goal is to make investments that best match different risk profiles arising from the specific nature of liabilities corresponding to each of our general fund and deposit-type insurance fund reserves. We determine “Strategic Asset Allocation”, a model for determining medium-term asset allocation ratios, based upon expected risk-to-return ratios and our liability structures, in order to set a benchmark for portfolio management. We then compare our actual asset allocation activities with the results produced by the Strategic Asset Allocation model and analyze the status of our portfolio through the dual standpoint of acquired risks and generated returns. The results of the analysis are reported to our Investment Committee, which oversees asset allocation, on a quarterly basis. For the general fund reserve, we diversify our investments among yen-denominated assets, Japanese equities, foreign currency denominated bonds, real estate and other investments, to obtain a stable income source and relatively high return at the same time. For deposit-type insurance fund reserves, in light of the fact that payments upon maturity and dividend payments must be made in yen, investments are made primarily in highly liquid and relatively low-risk yen-denominated assets. In particular, with respect to deposit-type insurance reserves, in order to deal with the risk that a large amount may become due at any particular point in time and the risk that the market interest rate may be below the assumed rate of interest, we use our own asset-liability management system which quantifies the risks arising from the mismatch of our assets and liabilities. The results of these calculations are reported to our Asset Liability Management Committee Meeting on a monthly basis, and that committee deliberates and decides appropriate levels of risks and returns.

Risk Management Functions
     We have an independent financial risk management section in place and have a market risk management organization which is designed to ensure that each of our front, middle and back offices effectively monitor one another with respect to our market management processes. Market risk management matters are periodically reported to our Board of Directors and Risk Management Committee Meeting. The Board of Directors is accountable for the overall risk management of us and our subsidiaries. The functions and responsibilities of the Board of Directors and the Risk Management Committee with respect to market risk management are established in accordance with our overall risk management policies as well as relevant laws and regulations of Japan and other jurisdictions where we conduct business.
Sensitivity Analysis and Risk Category (As of March 31, 2008)

Equity risk	10% decline	-206 billion yen
Interest rate risk	50bp move	-22 billion yen
Foreign exchange risk	10% decline	-67 billion yen
     Data Verification and Model Accuracy Confirmation. Ensuring the quality of source data and calculations is a key priority for our risk management function. Our back and middle offices collect data at least on a monthly basis and verify them for reasonableness, consistency and completeness. For interest rate analysis, the calculation of sensitivity values is based on the scheduled cash flows and the appropriate yield curves.
Other Risk Management
     Insurance Underwriting and Pricing. Our insurance businesses are subject to underwriting and pricing risks. Insurance underwriting involves a determination of the type and amount of risk which an insurer is willing to accept. We evaluate policy applications on the basis of information provided by the applicant and others. We follow detailed underwriting practices and procedures designed to properly assess and qualify risks before issuing coverage to qualified applicants. Our insurance underwriting standards attempt to produce results consistent with the assumptions used in product pricing. In addition, we manage our overall exposure to single risks or events through the purchase of reinsurance coverage.
     The pricing of insurance products involves the risk that, once a determination that coverage should be provided through the underwriting process has been made, the price charged for the coverage may be inadequate. The pricing of our insurance products takes into consideration the expected frequency and severity of claims; the costs of providing the necessary coverage, including the cost of administering policy benefits, sales and other administrative and overhead costs; and a margin for profit. Additional factors considered in setting premiums and prices for our life insurance products include assumptions as to future investment returns, expenses, persistency, mortality, morbidity and taxes, where appropriate. The long-term profitability of our products is affected by the degree to which future experience deviates from these assumptions. We endeavor to appropriately price our products according to risk with a margin for profit.
     We have managed to maintain the appropriate level of the risk retention by controlling the large exposure due to massive catastrophes, for individual policies and group policies. We calculate the Probable Maximum Loss (“PML”) using field research for each risk category and arrange adequate reinsurances to mitigate the impact from such risks. We aim to hold sufficient capital to ensure that it is financially strong, even after an extreme loss event. We manage 99% VaR one-year time horizon measures of required capital. In addition to the 99% VaR, we also consider other measures, including the 99% Tail VaR and the 99.5% VaR. For the future accumulated loss due to natural disasters as typhoons and earthquakes, we estimate PML by using statistical models and arrange reinsurances properly.

     Insurance Claims and Reserves. We are subject to risk associated with claims settlement, including the risk that amounts paid may be in excess of related losses or reserves, fraud and customer service-related issues affected by the promptness of our claims-handling procedures, as well as risks associated with the adequacy of our reserves.
     The claims process involves professional claims evaluation personnel, with input from legal, accounting, actuarial and other functions as necessary, and is closely coordinated with the reserving process. While the claims process is managed at the local level, we coordinate the establishment of claims guidelines, monitor claims development trends and exposures, and provide centralized support to our subsidiary operations in order to ensure that we benefit from the “best practices” of our member companies. In addition, for large industrial and commercial risks, claims in excess of certain levels are actively managed by our central claims department. To assess the appropriateness of our insurance reserves, we make use of historic values as well as statistical testing and regularly review the development of our reserves over time relative to our initial assumptions.
     Real Estate Investment Risk. We are subject to real estate investment risk due to the market fluctuation in real estates prices and rents. Therefore, we engage in risk management according to such characteristics, while we work to lower our outstanding balance of investment real estate and improve the profitability of such assets.
     Legal Risk. We are subject to legal risks arising from the uncertainty in the enforceability through legal or judicial processes, of the obligations of our policyholders and counterparties, particularly in jurisdictions where applicable laws and regulation may be relatively recent or incomplete. We seek to minimize such uncertainty through consultation with internal and external legal advisors in all countries in which we conduct business.
     Operational Risk. Operational risk contains the following three categories, administrative risk, information and system risk and liquidity risk.
     Administrative risk. Administrative risk is the risk due to administrative errors, legal violation, or improprieties committed by our employees or insurance agencies. In order to reduce such risks, not only do we set up rules and manuals, but we regularly monitor our operations through internal compliance programs. We have been improving our products and services to the best by our continuous efforts to carry out the inspection by each executive department and to accumulate improvement through internal educational programs and guidance and monitoring the state of compliance.
     Information and system risk. Information and system risk is the risk due to the loss and/or leakage of customer-related information, breakage or shutdown of computer systems due to such factors as malfunction and improper usage. To insure the protection of customer-related information and company information, we have formulated our Information Security Policy, Privacy Policy and related guidelines. We have also implemented a contingency plan for large risks on the assumption of epicentral earthquakes in the Southern Kanto area and computer crimes like cyber terrorism.

     Liquidity risk. Liquidity risk is the risk to suffer the financial loss due to tight cash flow arising from forced sale of assets at a price lower than fair value in facing with the urgent and large claim payments against catastrophic accidents. We control our cash flow by holding sufficient liquid assets and monitoring the level of the liquidity for both assets and liabilities to estimate the future financing needs.

Item 12.	Description of Securities Other Than Equity Securities
     Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.

Item 15T.	Controls and Procedures.
     The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of March 31, 2008. Based on that evaluation, these officers concluded that the disclosure controls and procedures were effective as of that date.
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.	Audit Committee Financial Expert.
     Our board of corporate auditors has determined that Mr. Sosuke Yasuda, a member of that board, is an “audit committee financial expert” as such term is defined in Item 16A of Form 20-F. Mr. Yasuda meets the independence requirements imposed on corporate auditors under the Corporate Law. See Item 6.A. for an explanation of such independence requirements.

Item 16B.	Code of Ethics.
     We have adopted a code of ethics, Mitsui Sumitomo Insurance Group Charter on Professional Conduct, which applies to all of our personnel, including our chief executive officer, chief financial officer, corporate auditors, corporate officers, and employees. The text of our code of ethics is attached as exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services.
Fees Paid to the Independent Auditor
     The board of directors of Mitsui Sumitomo Insurance engaged KPMG AZSA & Co. to perform an annual audit of our financial statements in the fiscal years ended March 31, 2007 and 2008. The following table presents information concerning fees paid to KPMG AZSA & Co. and KPMG international member firms (“KPMG”) in those years.

	Year Ended March 31,
	2007	2008
	(Yen in millions)
Audit fees (1)	¥150	¥251
Audit-related fees	36	20
Tax fees (2)	25	44
All other fees (3)	—	—

Total	¥211	¥315

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.

(3)	These are fees for all other services except those separately defined above.
Pre-Approval of Services Provided by KPMG
     Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of our corporate auditors.
     All of the services provided by KPMG in the year ended March 31, 2008 were approved by Mitsui Sumitomo Insurance’s corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemption from the Listing Standards for Audit Committees.
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Not applicable.
PART III

Item 17.	Financial Statements.
     In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.
     The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Item 19.	Exhibits.

Exhibit
Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*

1.2	—	Share Handling Regulations of the registrant (English translation)*

1.3	—	Regulations of the board of directors of the registrant (English translation)

1.4	—	Regulations of the board of corporate auditors of the registrant (English translation)

2.1	—	Specimen common stock certificates of the registrant (English translation)*

8.1	—	List of subsidiaries of the registrant

11.1	—	Charter on Professional Conduct

12.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	—	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	—	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-4 (File No. 333-148157) filed by Mitsui Sumitomo Insurance Co., Ltd. on December 19, 2007.
     We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.

/s/ Isamu Endo
By:	Isamu Endo
Senior Managing Director
Date: September 30, 2008

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Mitsui Sumitomo Insurance Company, Limited:
We have audited the accompanying consolidated balance sheets of Mitsui Sumitomo Insurance Company, Limited and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsui Sumitomo Insurance Company, Limited and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
KPMG AZSA & Co.

Tokyo, Japan
September 4, 2008

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2008

	2007	2008
	(Yen in millions)
ASSETS

Investments — other than investments in affiliates (Notes 4 and 16):
Securities available for sale:
Fixed maturities, at fair value	¥3,317,804	3,334,185
Equity securities, at fair value	3,312,574	2,547,773
Securities held to maturity:
Fixed maturities, at amortized cost	384,215	449,474
Mortgage loans on real estate	11,511	9,859
Investment real estate, at cost less accumulated depreciation of ¥57,985 million in 2007; ¥50,327 million in 2008	49,192	43,151
Policy loans	38,523	39,536
Other long-term investments	715,972	749,385
Short-term investments	113,671	120,086

Total investments	7,943,462	7,293,449

Cash and cash equivalents	369,941	368,290

Investments in and indebtedness from affiliates:
Investments	46,198	56,351
Indebtedness (Note 16)	3,008	2,961

Total investments in and indebtedness from affiliates	49,206	59,312

Accrued investment income	23,698	24,798
Premiums receivable and agents’ balances	133,358	140,562
Prepaid reinsurance premiums	201,404	215,233
Funds held by or deposited with ceding reinsurers	72,963	76,884
Reinsurance recoverable on paid losses	57,602	58,264
Reinsurance recoverable on unpaid losses	237,719	253,092
Property and equipment, net of accumulated depreciation (Note 5)	221,900	245,522
Deferred policy acquisition costs (Note 2(h))	362,260	360,152
Goodwill (Note 7)	70,012	69,248
Other assets (Note 12)	133,507	161,519

Total assets	¥9,877,032	9,326,325

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2007 and 2008

	2007	2008
	(Yen in millions,
	except share data)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Losses and claims (Note 8):
Reported and estimated losses and claims	¥1,112,289	1,144,000
Adjustment expenses	41,261	53,820

Total losses and claims	1,153,550	1,197,820

Unearned premiums	1,439,579	1,489,956
Future policy benefits for life insurance contracts	825,426	911,165
Investment deposits by policyholders (Notes 9 and 16)	2,196,614	2,119,153
Indebtedness to affiliates	3,262	2,232
Income tax payable (Note 12)	21,430	4,283
Deferred tax liabilities (Note 12)	881,165	605,153
Retirement and severance benefits (Note 14)	98,447	116,287
Ceded reinsurance balances payable	90,788	77,423
Short-term debt (Note 10)	37,907	37,604
Long-term debt (Notes 10 and 16)	70,000	99,992
Other liabilities	167,723	237,372

Total liabilities	6,985,891	6,898,440

Minority interests	16,681	18,586

Shareholders’ equity:
Common stock:
Authorized — 3,000,000,000 shares; issued — 1,513,184,880 shares in 2007 and 1,404,402,464 shares in 2008 (Note 13(a))	137,495	137,495
Other shareholders’ equity:
Additional paid-in capital (Note 13(a))	86,519	86,486
Retained earnings (Note 13(b))	1,485,823	1,471,651
Accumulated other comprehensive income (Note 13(c))	1,255,766	713,667
Treasury stock, 101,982,776 shares in 2007, at cost	(91,143)	—

Total shareholders’ equity	2,874,460	2,409,299

Commitments and contingent liabilities (Note 18)
Total liabilities and shareholders’ equity	¥9,877,032	9,326,325

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years ended March 31, 2006, 2007 and 2008

	2006	2007	2008
	(Yen in millions, except per share data)
Revenues:
Net premiums written	¥1,458,507	1,489,379	1,537,616
Less increase in unearned premiums	35,706	20,299	34,931

Net premiums earned (Note 11)	1,422,801	1,469,080	1,502,685
Premium income for life insurance contracts (Note 11)	179,430	193,551	192,731
Investment income, net of investment expenses (Note 4)	156,102	179,189	185,265
Net realized gains (losses) on investments (Note 4)	50,199	24,315	(17,370)

Total revenues	1,808,532	1,866,135	1,863,311

Expenses:
Losses, claims and loss adjustment expenses (Note 11):
Losses and claims incurred and provided for	881,623	909,656	906,257
Related adjustment expenses	68,855	70,001	82,370
Policyholder benefits for life insurance contracts (Note 11)	151,365	156,591	156,683
Amortization of policy acquisition costs	340,878	367,224	372,025
Investment income credited to investment deposits by policyholders (Note 9)	50,840	48,482	48,498
Other expenses, net (Note 6)	133,994	146,742	143,719

Total expenses	1,627,555	1,698,696	1,709,552

Income before income taxes	180,977	167,439	153,759
Income taxes (Note 12):
Current	35,497	43,747	25,368
Deferred	25,030	9,208	22,769

Total income taxes	60,527	52,955	48,137

Minority interests	560	568	826

Net income	¥119,890	113,916	104,796

Earnings per share (Notes 2(p) and 13(b)):
Net income:
Basic	¥84.11	80.24	74.28

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended March 31, 2006, 2007 and 2008

	2006	2007	2008
	(Yen in millions)

Net income	¥119,890	113,916	104,796

Other comprehensive income, net of tax (Note 13(c)):
Foreign currency translation adjustments	15,514	10,950	(4,015)
Unrealized gains on securities	500,810	135,407	(526,138)
Net gains (losses) on derivative instruments	(102)	1	(24)
Minimum pension liability adjustment	(791)	(15)	—
Pension liability adjustments	—	—	(11,922)

Other comprehensive income (loss)	515,431	146,343	(542,099)

Comprehensive income (loss)	¥635,321	260,259	(437,303)

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended March 31, 2006, 2007 and 2008

	2006	2007	2008
	(Yen in millions, except per share data)
Common stock:
Balance at beginning and end of year	¥137,495	137,495	137,495

Additional paid-in capital:
Balance at beginning of year	86,498	86,507	86,519
Gain on sales of treasury stock	9	12	18
Retirement of treasury stock	—	—	(51)

Balance at end of year	86,507	86,519	86,486

Retained earnings:
Balance at beginning of year	1,286,353	1,386,963	1,485,823
Net income for the year	119,890	113,916	104,796
Dividends paid (Note 13(b))	(19,280)	(21,308)	(21,166)
Retirement of treasury stock	—	—	(98,657)
Other	—	6,252	855

Balance at end of year (Note 13(b))	1,386,963	1,485,823	1,471,651

Accumulated other comprehensive income (Note 13(c)):
Balance at beginning of year	603,893	1,119,324	1,255,766
Other comprehensive income, net of tax	515,431	146,343	(542,099)
Adjustment upon adoption of SFAS No.158, net of tax	—	(9,901)	—

Balance at end of year	1,119,324	1,255,766	713,667

Treasury stock:
Balance at beginning of year	(64,511)	(77,321)	(91,143)
Purchase of common shares	(12,831)	(13,840)	(7,629)
Sale of common shares	21	18	64
Retirement of treasury stock	—	—	98,708

Balance at end of year	(77,321)	(91,143)	—

Total shareholders’ equity	¥2,652,968	2,874,460	2,409,299

Cash dividends per share (Note 13(b))	¥13.50	15.00	15.00

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2006, 2007 and 2008

	2006	2007	2008
	(Yen in millions)

Net cash provided by operating activities (Note 19)	¥402,040	325,256	308,007

Cash flows from investing activities:
Proceeds from:
Securities available for sale:
Fixed maturities	553,057	449,649	412,764
Equity securities	114,403	105,222	87,796
Fixed maturities available for sale matured	252,373	225,542	228,766
Fixed maturities held to maturity matured	6,545	3,866	9,345
Investment real estate	165	850	8,560
Collection of:
Mortgage loans on real estate	4,804	4,250	2,445
Policy loans	34,702	37,144	41,974
Other long-term investments	250,612	228,689	180,235
Purchases of:
Securities available for sale:
Fixed maturities	(1,048,873)	(834,568)	(667,878)
Equity securities	(105,180)	(96,805)	(107,609)
Securities held to maturity:
Fixed maturities	(8,202)	(4,957)	(73,191)
Investments in:
Mortgage loans on real estate	(658)	(515)	(789)
Investment real estate	—	(719)	(8,631)
Policy loans	(38,419)	(37,052)	(42,987)
Other long-term investments	(264,485)	(240,871)	(214,654)
Increase (decrease) in cash received under securities lending transactions	26,176	(20,429)	6,766
Decrease (increase) in short-term investments, net	4,773	(4,249)	(13,361)
Increase in investments in and indebtedness from affiliates	(13,570)	(4,193)	(9,188)
Increase in property and equipment, net	(13,904)	(18,606)	(27,532)
Business acquired, net of cash acquired	(10,807)	(7,337)	—
Other, net	(1,971)	(2,311)	(10,710)

Net cash used in investing activities	(258,459)	(217,400)	(197,879)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended March 31, 2006, 2007 and 2008

	2006	2007	2008
	(Yen in millions)

Cash flows from financing activities:
Investment deposits funded by policyholders	¥341,604	324,907	290,741
Withdrawals of investment deposits by policyholders	(434,555)	(418,195)	(396,597)
Increase (decrease) in commercial paper, net	(2,643)	(2,532)	29,688
Proceeds from long-term debt	300	—	29,991
Repayment of long-term debt	(500)	—	—
Repayment of short-term debt	—	(300)	(30,000)
Acquisition of treasury stock	(12,831)	(13,840)	(7,629)
Dividends paid to shareholders	(19,377)	(21,588)	(21,867)
Other, net	(877)	(883)	(800)

Net cash used in financing activities	(128,879)	(132,431)	(106,473)

Effect of exchange rate changes on cash and cash equivalents	4,235	9,351	(5,306)

Net change in cash and cash equivalents	18,937	(15,224)	(1,651)
Cash and cash equivalents at beginning of year	366,228	385,165	369,941

Cash and cash equivalents at end of year	¥385,165	369,941	368,290

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)	Basis of Presentation
(a)	Nature of Operations

On October 1, 2001, Mitsui Sumitomo Insurance Company, Limited (“the Company”) was formed through the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). The merger was accounted for under the pooling-of-interest method, and, accordingly, the consolidated financial statements and financial information prior to the merger have been restated as if the companies had been combined for all periods presented.

On April 1, 2008, the Company established a holding company, Mitsui Sumitomo Insurance Group Holdings, Inc., through a share transfer and became its wholly owned subsidiary. The share transfer will be accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests as the proportionate shareholder interests before and after the share transfer will be substantially the same.

The Company and subsidiaries operate mainly in the Japanese domestic insurance industry and sell a wide range of property and casualty insurance products. Also, the Company sells life insurance products through a wholly owned subsidiary and a joint venture company. Overseas operations are conducted mostly in Southeast Asia, Europe and the United States of America through overseas branches and subsidiaries.

(b)	Basis of Financial Statements

The Company and its domestic subsidiaries maintain their books of account in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries generally maintain their books of account in accordance with those of the countries of their domicile.

Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements are expressed in yen.

(c)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of:

securities, property and equipment, investment real estate, intangibles and goodwill; valuation allowances for receivables and deferred income tax assets; valuation of derivative instruments; insurance-related liabilities; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(2)	Summary of Significant Accounting Policies
(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Revised Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN46R”)”. FIN46R clarifies how to identify variable interest entities (“VIEs”) and how to determine when a business enterprise should include the assets, liabilities and non-controlling interests of VIEs in its consolidated financial statements. A company that absorbs a majority of a VIE’s expected losses, receives a majority of a VIE’s expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIEs into its financial statement. The Company or its consolidated subsidiaries provide guarantees or similar contracts to various entities and accordingly are considered the primary beneficiary in various VIEs. See Note 17 for additional information required by FIN46R.

All material intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates over which we exercise significant influence, but not control, are accounted for by the equity method. The exercisability of the minority interest rights is considered in determining whether the Company’s control for majority owned affiliates exists, and consolidation would be precluded to the extent that the minority interest holds substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of investments in affiliates over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment. The cost of investments in affiliates as of March 31, 2007 and 2008 amounted to ¥46,198 million and ¥56,351 million, respectively. There were no differences between the cost of these investments and the amount of underlying equity in net assets of the investees.

The proportionate share of the affiliates’ income which were included in “other expenses, net” for the years ended March 31, 2006, 2007 and 2008 were gains of ¥4,854 million, ¥3,398 million and ¥12,312 million, respectively.

The affiliates include Mitsui Sumitomo MetLife Insurance Co., Ltd. (“MS MetLife”), which offers variable annuity life insurance products to individuals. MS MetLife is a 51%-owned affiliate of the Company and is accounted for under the equity method based on an evaluation of the rights held by the minority interest shareholders pursuant to the joint venture agreement, which overcome the presumption that the subsidiary should be consolidated.

Summarized information from the balance sheets and statements of income of MS MetLife as of and for the years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(Yen in millions)
Investments	¥68,174	136,118	196,770
Separate account assets	1,519,624	2,153,564	2,288,002
Deferred acquisition costs	75,076	108,617	135,094
Other assets	4,662	7,032	10,443

Total assets	¥1,667,536	2,405,331	2,630,309

Policy benefits and reserves	¥70,663	153,397	223,934
Separate account liabilities	1,519,624	2,153,564	2,288,002
Other liabilities	25,725	37,998	44,304
Equity	51,524	60,372	74,069

Total liabilities and equity	¥1,667,536	2,405,331	2,630,309

Revenue	¥28,335	41,977	83,699
Expenses	17,731	33,818	49,093
Income taxes	3,607	2,578	11,895

Net income	¥6,997	5,581	22,711

Through the year ended March 31, 2006, the Company owned a 47% interest in Mitsui Sumitomo Insurance (Malaysia) Bhd., which became a majority-owned subsidiary of the Company in the year ended March 31, 2007 and was accordingly included in consolidation for that year. Summarized information from the balance sheet and statement of income of Mitsui Sumitomo Insurance (Malaysia) Bhd. as of and for the year ended March 31, 2006 is as follows:

2006
(Yen in millions)
Total assets	¥20,015
Total liabilities	10,430
Total equity	9,585
Net income	1,685

(b)	Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(c)	Investments in Equity and Fixed Maturity Securities

Trading securities are recorded at fair value with unrealized gains and losses included in income. Securities available for sale are recorded at fair value with net unrealized gains and losses reported, net of tax, in other comprehensive income. Securities held to maturity, which the Company has positive intent and ability to hold to maturity, are recorded at amortized cost.

For investments that have experienced a decline in value below their respective cost that is considered to be other than temporary, the declines are recorded as realized losses on investments in the consolidated statements of income. Gains and losses on the sale of investments are included in realized gains and losses in the consolidated statements of income based on the trade date. The cost of investments sold is determined on a moving-average basis.

(d)	Investments in Loans

The Company grants mortgage, commercial and consumer loans primarily to customers throughout Japan. As a result of this geographic concentration of outstanding loans, the ability of the Company’s debtors to honor their contracts is much more dependent upon the general economic conditions in Japan than those competitors with a greater geographic dispersion of borrowing.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and an allowance for credit losses.

Loans are placed on a cash (non-accrual) basis when it is deemed that the payment of interest or principal is doubtful of collection, or when interest or principal is past due for 90 days or more.

All interest accrued but not collected for loans placed on non-accrual status or charged off is reversed against interest income. The interest on these loans is accounted for on a cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific allowance is established for loans that are classified as impaired when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of the loan. The general allowance covers other-than-impaired loans and is established based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfalls in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for mortgage and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment.

(e)	Accounts with Foreign Branches and Agents

The amounts included in the consolidated balance sheets at March 31, 2007 and 2008 with respect to foreign branches and agents of the Company represent data within three months before March 31, 2007 and 2008, respectively. The consolidated statements of income likewise include amounts for the corresponding periods ended on those dates.

(f)	Property and Equipment

Property and equipment, including property classified as investment real estate, are stated principally at cost less accumulated depreciation on buildings and furniture and equipment. Depreciation is computed by the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives for buildings, furniture and equipment are primarily 6 to 60 years, 2 to 20 years, respectively.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the respective assets and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(g)	Impairment or Disposal of Long-Lived Assets

In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are stated at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The fair values of the assets are determined based on either quoted market prices or independent third party appraisals.

(h)	Policy Acquisition Costs

Policy acquisition costs are deferred and amortized over the periods in which the related premiums are earned or in relation to estimated gross profits with respect to certain interest-sensitive life and annuity products. Acquisition costs include agent commissions and certain other costs which vary with and are directly related to the acquisition of business. Such deferred costs are limited to the excess of the unearned premiums over the sum of expected claim costs, claim adjustment expenses and policy maintenance expenses.

Details of policy acquisition costs for the years ended March 31, 2006, 2007 and 2008 are as follows:

Property and casualty insurance:

	2006	2007	2008
	(Yen in millions)

Deferred at beginning of year	¥315,317	321,407	302,677
Adjustment in connection with acquisition	1,996	1,276	—
Capitalized during year:
Commissions and brokerage	225,949	223,316	230,377
Salaries and other compensation	62,290	60,435	62,841
Other underwriting costs	44,231	45,973	57,937

	332,470	329,724	351,155
Amortized during year	(328,376)	(349,730)	(365,866)

Deferred at end of year	¥321,407	302,677	287,966

Life insurance:

	2006	2007	2008
	(Yen in millions)

Deferred at beginning of year	¥49,586	55,633	59,583
Capitalized during year	18,549	21,444	19,341
Change in shadow adjustment	—	—	(579)
Amortized during year	(12,502)	(17,494)	(6,159)

Deferred at end of year	¥55,633	59,583	72,186

Other underwriting costs include certain policy issuance costs supporting underwriting functions. These costs are related to the acquisition of new business and renewals and include technology costs to process policies, policy forms and travel.

Shadow accounting adjustments to deferred policy acquisition costs, present value of future profit and certain insurance liabilities, is recognized in equity, together with the unrealized gains or losses.

(i)	Losses, Claims, Loss Adjustment Expenses and Policyholder Benefits

Liabilities for reported and estimated losses and claims and for related adjustment expenses for property and casualty insurance contracts are based upon the accumulation of case estimates for losses and related adjustment expenses reported prior to the close of the accounting period on direct and assumed business. Provision has also been made based upon past experience for unreported losses and for adjustment expenses not identified with specific claims. The Company believes that the liabilities for unpaid losses and adjustment expenses at March 31, 2007 and 2008 are adequate to cover the ultimate cost of losses and claims incurred to those dates, but the provisions are necessarily based on estimates and no representation is made that the ultimate liability may not exceed or fall short of such estimates.

For life insurance contracts, reserves for future policy benefits are determined principally by the net level premium method. Assumed interest rates range from 1.10% to 3.10%. Anticipated rates of mortality are based on the recent experience of the Company’s life insurance subsidiary.

(j)	Insurance Revenue Recognition

Property and casualty insurance premiums are earned ratably over the terms of the related insurance contracts. Unearned premiums are recognized to cover the unexpired portion of premiums written. Life insurance premiums of long-duration contracts are recognized as revenue when due from policyholders.

(k)	Reinsurance

Reinsurance contracts are accounted for in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.” Under this statement, assets and liabilities relating to reinsurance contracts are reported on a gross basis. SFAS No. 113 also established guidelines for determining whether risk is transferred under a reinsurance contract. If risk is transferred, the conditions for reinsurance accounting are met. If risk is not transferred, the contract is accounted for as a deposit. All of the Company’s reinsurance contracts meet the risk transfer criteria and are accounted for as reinsurance.

(l)	Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, FASB interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of income. The Company adopted FIN No. 48 on April 1, 2007 and the adoption of FIN No. 48 did not have a material effect on the Company’s consolidated financial statements.

(m)	Compulsory Automobile Liability Insurance

Japanese law requires that all automobiles be covered by liability insurance for personal injury and that insurance companies may not refuse to issue such policies. The law provides that the regulatory authorities should not approve any application for upward premium rate adjustments if, in the opinion of the regulatory authorities, such adjustments would generate underwriting profits, for the program as a whole, or if it is deemed that the rate adjustments would compensate the insurers for excessive underwriting costs attributable to a lack of effective cost control on the part of the insurers. The law further stipulates that whenever premium rates are such that, in the opinion of the regulatory authorities, such premium revenues generate income which exceeds costs that are effectively controlled by insurers, for the program as a whole, the regulatory authorities may order a downward revision of premium rates.

The Company is not permitted to reflect any profit or loss from underwriting Compulsory Automobile Liability Insurance in the statutory financial statements prepared for distribution to shareholders, unless permission has been obtained from the Financial Services Agency of Japan. Rather, all such accumulated profits are recorded as a liability in the statutory financial statements prepared on the Japanese GAAP basis.

In contrast, in the accompanying consolidated financial statements prepared on the U.S. GAAP basis, Compulsory Automobile Liability Insurance is accounted for similarly with other lines of property and casualty insurance written by the Company, in the absence of a legal or contractual obligation to refund premium amounts in excess of cost to policyholders. Thereby, premiums are earned over the terms of the policies and the unexpired portion of premiums written relating to the unexpired terms of coverage are accounted for as unearned premiums. Earned premiums from underwriting Compulsory Automobile Liability Insurance were ¥193,871 million, ¥193,663 million, and ¥193,413 million for the years ended March 31, 2006, 2007 and 2008, respectively. Likewise, liabilities for reported and estimated losses and claims and for related adjustment expenses are recorded based on the accumulation of case estimates for losses and related adjustment expenses reported prior to the close of the accounting period and on past experience for unreported losses and for adjustment expenses not identified with specific claims. Liabilities for losses, claims and related adjustment expenses for Compulsory Automobile Liability Insurance were ¥119,937 million and ¥117,075 million at March 31, 2007 and 2008, respectively.

(n)	Foreign Currency Translation and Transactions

Foreign currency financial statements of the Company’s subsidiaries have been translated in accordance with SFAS No. 52, “Foreign Currency Translation.” Under this statement, assets and liabilities of the Company’s subsidiaries and affiliates located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from the translation of foreign currency financial statements are excluded from the consolidated statements of income and are accumulated in “Foreign currency translation adjustments,” within accumulated other comprehensive income.

Gains or losses resulting from foreign currency transactions have been included in other expenses in the accompanying consolidated statements of income as gains of ¥2,095 million, ¥1,058 million and losses of ¥10,191 million for the years ended March 31, 2006, 2007 and 2008, respectively.

(o)	Derivatives

All derivatives are recognized on the balance sheet at their fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No.133.”

Changes in the fair values of a derivative instrument are recorded in earnings or equity, depending on its designation and qualification as (1) “fair value hedge” (a hedge of subsequent changes in the fair value of a recognized asset or liability), (2) “cash flow hedge” (a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability) or (3) “foreign currency hedge” (fair value and cash flow hedges may involve foreign-currency risk). In order to qualify as a hedge, the derivative instrument must be: (1) designated as hedge of a specific financial asset or liability at the inception of the contract, (2) effective at reducing the risk associated with the exposure to be hedged, and (3) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. Through the year ended March 31, 2007, the Company applied hedge accounting to some of its derivatives. The Company reconsidered the cost-effectiveness of that accounting treatment and, as a result, the Company discontinued hedge accounting for those derivatives in the year ended March 31, 2008. Ceasing hedge accounting did not have a material effect on the Company’s reported financial position or cash flows.

(p)	Net Income per Share

SFAS No. 128, “Earnings per Share” requires dual presentation of basic and diluted earnings per share (“EPS”) with an appropriate reconciliation of both computations (see Note 13(b)). Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(q)	Reclassification

Certain immaterial reclassifications have been made to the amounts as of and for the years ended March 31, 2006 and 2007 in the accompanying consolidated financial statements to conform with the March 31, 2008 presentation.

(r)	Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment at least annually, or more often if events or circumstances indicate there may be impairment. The impairment test is a two-step process. The first step is to identify any potential impairment using a multiple-of-earnings approach to estimate the fair value of the reporting units. The fair values of the reporting units are then compared to their carrying value, including goodwill. If the carrying amounts of the reporting units exceed their fair value, a second step is performed to measure the amount of impairment, if any.

(s)	New Accounting Standards

In September 2005, Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts,” was issued. SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 is effective for internal replacements occurring for fiscal year beginning after December 15, 2006. The Company adopted SOP 05-1 effective for the fiscal year ended March 31, 2008. Significant portions of the insurance contracts of the Company are short duration contracts and the adoption of SOP 05-1 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, SFAS No. 157, “Fair Value Measurements,” was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” were issued. FSP No. FAS 157-1 removes certain leasing transactions from its scope and FSP No. FAS 157-2 partially delays the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. The effect that the adoption of SFAS No. 157 will have on the Company’s consolidated financial statements is currently evaluated.

In February 2007, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” was issued. SFAS No. 159 provides companies with an option to report financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The effect that the adoption of SFAS No. 159 will have on the Company’s consolidated financial statements is currently evaluated.

In December 2007, SFAS No. 141 (revised 2007), “Business Combinations “ (“SFAS No. 141R”) was issued. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is applied prospectively to business combinations on and after the beginning of fiscal year beginning on or after December 15, 2008. The effect that the adoption of SFAS No. 141R will have on the Company’s consolidated financial statements is currently evaluated.

In December 2007, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” was issued. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The effect that the adoption of SFAS No. 160 will have on the Company’s consolidated financial statements is currently evaluated.

In March, 2008, SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” was issued. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect that the adoption of SFAS No. 161 will have on the Company’s consolidated financial statements is currently evaluated.

In May, 2008, SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60” was issued. SFAS No. 163 clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. SFAS No. 163 also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 except for some disclosures. The effect that the adoption of SFAS No. 163 will have on the Company’s consolidated financial statements is currently evaluated.

(3)	Business Developments
On September 7, 2004, the Company signed a sales and purchase agreement with Aviva plc incorporated in the United Kingdom to acquire Aviva’s general insurance operation in Asia.

With this acquisition, the Company acquired the general insurance operations in Singapore, Hong Kong and Thailand for a cost of ¥36,669 million in the year ended March 31, 2005. The excess of the cost over the fair values of assets acquired and liabilities assumed was allocated to goodwill. Goodwill of ¥31,132 million was recognized on the consolidated balance sheet as of March 31, 2005.

The Company acquired 80% of the outstanding shares of PT. Aviva Insurance in July 2005 and 51% of the outstanding shares of Aviva Insurance Berhad in September 2005, according to the sales and purchase agreement with Aviva plc for a cost of ¥11,702 million. The Company purchased another 47% of the outstanding shares of Aviva Insurance Berhad in December 2005 for a cost of ¥9,779 million.

In August 2005, the Company purchased 100% of the outstanding shares of Mingtai Fire & Marine Insurance Co., Ltd. (“Mingtai”), which is the non-life insurer ranked second in the Taiwanese non-life insurance industry in terms of gross written premiums, for a cost of ¥30,324 million. Mingtai was renamed MSIG Mingtai Insurance Co., Ltd. effective July 1, 2008.

The excess of the cost over the fair values of assets acquired and liabilities assumed was allocated to goodwill. Goodwill of ¥16,218 million by the purchase of the outstanding shares of Aviva Insurance Berhad and goodwill of ¥6,037 million by the purchase of the outstanding shares of Mingtai were recognized on the consolidated balance sheet as of March 31, 2006.

In March 2007, the Company subscribed new shares of common stock that Mitsui Direct General Insurance Company, Limited (“MDGI”) issued to increase capital and also purchased MDGI’s outstanding shares.

As a result of these transactions, the Company acquired approximately 66% of the outstanding shares of MDGI for a cost of ¥19,898 million and MDGI became a subsidiary of the Company. The excess of the cost over the fair values of assets acquired and liabilities assumed was allocated to goodwill. Goodwill of ¥11,286 million was recognized on the consolidated balance sheet as of March 31, 2007.

(4)	Investments
The amortized cost of fixed maturity securities or cost of equity securities and money trusts and related fair values at March 31, 2007 and 2008 were as follows:

Securities held to maturity:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2007:
Fixed maturity securities:
Governments and government agencies and authorities other than U.S.	¥294,940	2,405	(1,192)	296,153
Other municipalities and political subdivisions	84,878	414	(540)	84,752
Other corporate bonds	4,397	5	(8)	4,394

Total securities held to maturity	¥384,215	2,824	(1,740)	385,299

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2008:
Fixed maturity securities:
U.S. government and government agencies and authorities	¥4,254	—	—	4,254
Governments and government agencies and authorities other than U.S.	341,388	7,319	(1,347)	347,360
Other municipalities and political subdivisions	1,714	—	—	1,714
Other corporate bonds	102,118	3,789	(142)	105,765

Total securities held to maturity	¥449,474	11,108	(1,489)	459,093

Securities available for sale:

	Cost or	Gross	Gross	Carrying
	Amortized	Unrealized	Unrealized	Amount/
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2007:
Fixed maturity securities:
U.S. government and government agencies and authorities	¥101,017	7,017	(1,014)	107,020
U.S. municipalities and political subdivisions	131	9	—	140
Other governments and government agencies and authorities	652,349	19,256	(1,570)	670,035
Other municipalities and political subdivisions	778,357	23,041	(2,689)	798,709
Convertibles and bonds with warrants attached	78	—	—	78
Other corporate bonds	1,711,944	38,938	(9,060)	1,741,822

Total fixed maturity securities	3,243,876	88,261	(14,333)	3,317,804
Equity securities	1,105,524	2,208,346	(1,296)	3,312,574

Total securities available for sale	¥4,349,400	2,296,607	(15,629)	6,630,378

	Cost or	Gross	Gross	Carrying
	Amortized	Unrealized	Unrealized	Amount/
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2008:
Fixed maturity securities:
U.S. government and government agencies and authorities	¥113,676	7,520	(2,005)	119,191
U.S. municipalities and political subdivisions	125	3	—	128
Other governments and government agencies and authorities	685,783	26,717	(1,071)	711,429
Other municipalities and political subdivisions	716,210	18,956	(5,910)	729,256
Other corporate bonds	1,760,302	37,013	(23,134)	1,774,181

Total fixed maturity securities	3,276,096	90,209	(32,120)	3,334,185
Equity securities	1,141,048	1,436,514	(29,789)	2,547,773

Total securities available for sale	¥4,417,144	1,526,723	(61,909)	5,881,958

Trading securities:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
(Yen in millions)
March 31, 2007:
Money trusts included in short-term investments	¥51,298	80	(309)	51,069

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
(Yen in millions)
March 31, 2008:
Money trusts included in short-term investments	¥50,121	948	(3,237)	47,832

The changes in net unrealized gains and losses on trading securities have been included in the accompanying consolidated statements of income as losses of ¥1,237 million, ¥226 million and ¥2,060 million for the years ended March 31, 2006, 2007 and 2008, respectively.

The amortized cost and fair values of investments in fixed maturity securities held to maturity and available for sale at March 31, 2008 by contractual maturity were as follows:
Securities held to maturity:

	Amortized
	Cost	Fair Value
	(Yen in millions)

Due within one year	¥8,162	8,172
Due after one year through five years	62,265	63,995
Due after five years through ten years	164,604	171,556
Due after ten years	214,443	215,370

	¥449,474	459,093

Securities available for sale:

	Amortized
	Cost	Fair Value
	(Yen in millions)

Due within one year	¥268,583	273,989
Due after one year through five years	1,511,363	1,539,634
Due after five years through ten years	764,341	780,869
Due after ten years	731,809	739,693

	¥3,276,096	3,334,185

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The methods of determining the fair value of the Company’s fixed maturity and equity securities are described in Note 16.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and 2008, were as follows:

Securities held to maturity:

	Less than 12 months		12 months or more		Total
March 31, 2007:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Yen in millions)

Fixed maturities	¥52,772	(328)	80,353	(1,412)	133,125	(1,740)

	Less than 12 months		12 months or more		Total
March 31, 2008:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Yen in millions)

Fixed maturities	¥16,939	(170)	40,790	(1,319)	57,729	(1,489)

Securities available for sale:

	Less than 12 months		12 months or more		Total
March 31, 2007:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Yen in millions)

Fixed maturities	¥313,774	(2,262)	967,143	(12,071)	1,280,917	(14,333)
Equity securities	23,962	(751)	11,049	(545)	35,011	(1,296)

Total securities	¥337,736	(3,013)	978,192	(12,616)	1,315,928	(15,629)

	Less than 12 months		12 months or more		Total
March 31, 2008:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Yen in millions)

Fixed maturities	¥502,809	(22,998)	305,782	(9,122)	808,591	(32,120)
Equity securities	249,126	(29,067)	9,934	(722)	259,060	(29,789)

Total securities	¥751,935	(52,065)	315,716	(9,844)	1,067,651	(61,909)

Unrealized losses of fixed maturities were mainly caused by changes in interest rate. The majority of fixed securities have received high credit ratings, and the Company has the positive ability and intent to hold these securities until a market price recovery.

In evaluating the factors for securities available for sale, the Company presumes a decline in value to be other than temporary if the fair value of securities is 20 percent or more below its original cost for a 6-month period. In addition, the Company recognizes losses in situations where, even though the fair value has not remained 20 percent below its original cost for a 6-month period, it is considered that a decline of the fair value is other than temporary.

At March 31, 2007 and 2008, the Company determined the decline in value for securities with unrealized losses was not other than temporary in nature.

Gross realized and change in unrealized gains and losses from investments for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
2006:
Net realized gains (losses)	¥3,332	57,348	(10,481)	50,199
Change in unrealized gains (losses)	(66,874)	848,821	628	782,575

Combined realized and unrealized gains (losses)	¥(63,542)	906,169	(9,853)	832,774

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
2007:
Net realized gains (losses)	¥975	23,955	(615)	24,315
Change in unrealized gains	30,486	179,805	(82)	210,209

Combined realized and unrealized gains	¥31,461	203,760	(697)	234,524

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Losses
	(Yen in millions)
2008:
Net realized gains (losses)	¥6,273	10,788	(34,431)	(17,370)
Change in unrealized gains (losses)	(15,839)	(800,325)	436	(815,728)

Combined realized and unrealized losses	¥(9,566)	(789,537)	(33,995)	(833,098)

The net effect on accumulated other comprehensive income of unrealized gains and losses on available-for-sale securities at March 31, 2007 and 2008 was as follows:

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
March 31, 2007:
Unrealized gains, net	¥73,928	2,207,050	403	2,281,381
Deferred income taxes				(1,026,400)

				¥1,254,981

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
March 31, 2008:
Unrealized gains , net	¥58,089	1,406,725	839	1,465,653
Deferred income taxes				(731,954)

				¥733,699

Proceeds and gross realized gains and losses from sales of securities available for sale for the years ended March 31, 2006, 2007 and 2008 were as follows:
Fixed maturity securities:

	2006	2007	2008
	(Yen in millions)

Gross realized gains	¥7,095	7,747	10,251
Gross realized losses	(3,105)	(6,625)	(2,074)

Net realized gains	¥3,990	1,122	8,177

Proceeds from fixed maturity securities	¥553,057	449,649	412,764

Equity securities:

	2006	2007	2008
	(Yen in millions)

Gross realized gains	¥62,310	32,416	29,436
Gross realized losses	(1,722)	(874)	(1,735)

Net realized gains	¥60,588	31,542	27,701

Proceeds from equity securities	¥114,403	105,222	87,796

Bonds carried at ¥67,093 million at March 31, 2007 and ¥53,273 million at March 31, 2008, short-term investments carried at ¥140 million at March 31, 2007 and ¥568 million at March 31, 2008, cash equivalents carried at ¥22,420 million at March 31, 2007 and ¥3,584 million at March 31, 2008 and property and equipment carried at ¥533 million at March 31, 2008 were deposited with certain foreign government authorities and certain other parties as required by law and/or for other purposes.

The Company engages in securities lending transactions whereby certain securities from its portfolio are loaned to other institutions for short periods and cash collateral is obtained for some transactions. The loaned securities remain as recorded assets of the Company and the amount of the cash collateral are recorded as cash and cash equivalents. The carrying amount of loaned securities recorded as securities available for sale at March 31, 2007 and 2008 were ¥156,589 million and ¥152,412 million, respectively.

Mortgage loans on real estate are primarily mortgage loans on land and commercial buildings.

Policy loans are made to policyholders of long-term comprehensive insurance, long-term family traffic accident insurance and other long-term policies with refund at maturity. The maximum amount of loans is limited to 90% of return premiums on the policies.

Other long-term investments at March 31, 2007 and 2008 included the following:

	2007	2008
	(Yen in millions)

Mortgage loans on vessels and facilities	¥526	277
Collateral and guaranteed loans	376,405	403,488
Unsecured loans	337,662	345,467
Other investments	1,379	153

	¥715,972	749,385

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Collateral loans are made generally to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. A portion of the loans is made jointly with other insurance companies.

Guaranteed loans are made generally to commercial enterprises, and payment is guaranteed principally by banks.

Unsecured loans are made to political subdivisions and independent government agencies and, on a selective basis, to corporate borrowers.

Certain guaranteed loans with the carrying amount of ¥18,941 million and ¥21,709 million were securitized in the years ended March 31, 2007 and 2008, respectively. The amount of gains on the securitization were ¥210 million and ¥120 million for the years ended March 31, 2007 and 2008, respectively. There were no significant servicing assets and liabilities associated with the securitization at March 31, 2007 and 2008.

Short-term investments at March 31, 2007 and 2008 included the following:

	2007	2008
	(Yen in millions)

Money trusts	¥51,069	47,832
Invested cash	47,410	56,948
Commercial paper	7,908	7,620
Other	7,284	7,686

	¥113,671	120,086

Call loans are short-term (overnight to three weeks) loans made to money market dealers and banks or securities houses through money market dealers. Call loans to money market dealers are secured by Japanese government bonds. Call loans to banks or securities houses are unsecured. The balance of call loans included in cash and cash equivalents as of March 31, 2007 and 2008 were ¥41,600 million and ¥39,900million, respectively.

The total recorded investment in impaired loans and the amount of the total valuation allowance at March 31, 2007 and 2008 were as follows:

	2007	2008
	(Yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥1,160	1,150
Mortgage loans on vessels and facilities	4	4
Collateral and guaranteed loans	—	1,724
Unsecured loans	3,185	1,575

	¥4,349	4,453

Valuation allowance:
Mortgage loans on real estate	¥259	254
Collateral and guaranteed loans	—	104
Unsecured loans	692	294

	¥951	652

The recorded investment in loans of nonaccrual status was approximately ¥1,560 million and ¥2,574 million as of March 31, 2007 and 2008, respectively. The recorded investment in loans past due 90 days or more and still accruing interest was approximately ¥1,032 million and ¥947 million as of March 31, 2007 and 2008, respectively.

An analysis of activity in the total allowance for credit losses related to loans during the years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(Yen in millions)

Balance at beginning of year	¥14,499	6,879	1,650
Credit to income	(2,082)	(2,907)	(428)
Principal charge-offs	(5,538)	(2,322)	(124)

Balance at end of year	¥6,879	1,650	1,098

The total allowance for credit losses related to loans at March 31, 2007 and 2008 includes an allowance for doubtful accounts in the amount of ¥699 million and ¥446 million, respectively, relating to loans which were not categorized in the above impaired loans. This allowance for doubtful accounts has been calculated by multiplying actual bad debt ratios computed based on the actual bad debt amounts during the past periods against outstanding balances.

The average recorded investment in impaired loans was approximately ¥13,275 million, ¥6,651 million and ¥4,401 million in the years ended March 31, 2006, 2007 and 2008, respectively. The Company recognized interest income from impaired loans of ¥214 million, ¥109 million and ¥94 million in the years ended March 31, 2006, 2007 and 2008, respectively, on a cash basis.

Other long-term investments include loans of ¥4 million as of March 31, 2007 and ¥8 million as of March 31, 2008 which had been non-income producing for the twelve months preceding each balance sheet date.

The components of net investment income for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(Yen in millions)

Interest on fixed maturities	¥76,713	89,052	89,704
Dividends from equity securities	60,339	66,828	69,050
Interest on mortgage loans on real estate	434	420	328
Rent from investment real estate	6,361	6,194	4,926
Interest on policy loans	1,286	1,326	1,352
Interest on other long-term investments	11,666	12,408	13,871
Interest on short-term investments	2,328	2,490	3,078
Other	7,646	11,070	12,480

Gross investment income	166,773	189,788	194,789
Less investment expenses	10,671	10,599	9,524

Net investment income	¥156,102	179,189	185,265

In accordance with the Company’s internal policy, the Company’s portfolio is broadly diversified to ensure that there is no significant concentration of credit risk with any individual counterparties or group of counterparties. The concentrations of credit risk exceeding 10 percent of total shareholders’ equity as of March 31, 2007 and 2008 were as follows:

	2007	2008
	(Yen in millions)

Japanese government	¥1,176,387	1,232,366
Toyota Motor Corporation and its affiliates	693,070	483,118

(5)	Property and Equipment
A summary of property and equipment as of March 31, 2007 and 2008 is as follows:

	2007	2008
	(Yen in millions)

Land	¥82,267	99,234
Buildings	265,194	302,910
Furniture and equipment	85,197	76,472
Construction in progress	10,791	357

	443,449	478,973
Less accumulated depreciation	(221,549)	(233,451)

	¥221,900	245,522

(6)	Impairment Losses of Long-Lived Assets
The carrying amount of long-lived assets held for sale as of March 31, 2007 and 2008 were ¥530 million and ¥532 million, respectively. The impairment losses on long-lived assets held for sale, included in other expenses, were ¥7 million, ¥91 million and ¥487 million for the years ended March 31, 2006, 2007 and 2008, respectively. Such impairment losses on long-lived assets were recognized in the property and casualty insurance segment under SFAS No. 131.

The impairment loss on long-lived assets to be held and used, which arose from investment real estate, was included in net realized gains (losses) on investments, in the amount of ¥873 million, ¥1,038 million and ¥3,572 million for the years ended March 31, 2006, 2007 and 2008, respectively. The impairment loss on long-lived assets to be held and used, which arose from property and equipment, was included in other expenses in the amount of ¥85 million, ¥76 million and ¥185 million for the years ended March 31, 2006, 2007 and 2008, respectively. Those impairment losses on long-lived assets were recognized in the property and casualty insurance segment under SFAS No. 131.

(7)	Goodwill
The change in the carrying amount of goodwill during the years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(Yen in millions)

Balance at beginning of year	¥31,931	57,695	70,012
Acquisition	22,254	11,286	—
Change in foreign currency exchange rates	3,510	1,031	(764)

Balance at end of year	¥57,695	70,012	69,248

All goodwill recognized on the consolidated balance sheets were assigned to the property and casualty insurance segment.

No impairment loss on goodwill was recorded for the years ended March 31, 2006, 2007 and 2008, respectively. See Note 3 for further information.

(8)	Liabilities for Losses and Claims
Activities in the liabilities for losses and claims and claim adjustment expenses for the years ended March 31, 2006, 2007 and 2008 are summarized as follows:

	2006	2007	2008
	(Yen in millions)

Balance at beginning of year	¥937,057	1,056,517	1,153,550
Less: reinsurance recoverable	234,097	233,369	237,719

Net balance at beginning of year	702,960	823,148	915,831

Incurred related to:
Current year insured events	1,009,061	1,049,859	1,094,832
Prior year insured events	8,547	14,834	(7,191)

Total incurred	1,017,608	1,064,693	1,087,641

Paid related to:
Current year insured events	517,384	546,938	573,389
Prior year insured events	390,252	437,353	485,355

Total paid	907,636	984,291	1,058,744

Adjustment in connection with the acquisition	10,216	12,281	—

Net balance at end of year	823,148	915,831	944,728
Plus reinsurance recoverable	233,369	237,719	253,092

Balance at end of year	¥1,056,517	1,153,550	1,197,820

Incurred losses presented in the above table include those related to life insurance in the amount of ¥67,130 million, ¥85,036 million and ¥99,014 million for the years ended March 31, 2006, 2007 and 2008, respectively, which are included in policyholder benefits for life insurance contracts in the accompanying consolidated statements of income.

(9)	Investment Deposits by Policyholders
Certain property and casualty insurance policies offered by the Company include a savings feature in addition to the insurance coverage provided under the policy. In addition, certain types of personal injury and fire insurance policies are available with a deposit premium rider. The premium received from the policyholder is split between the insurance coverage and the savings portion of the policy based upon rates approved by the Financial Services Agency of Japan. Policy terms are mainly from 3 to 10 years.

The key terms of this type of policy are fixed at the inception of the policy and remain in effect during the policy period. The policyholder can terminate the savings-type insurance contract before the maturity date with a payment of a commission to the Company that equals the interest earned for approximately six months. The policyholder is informed at policy inception of the maturity value related to the savings portion of the policy. The maturity value of the policy represents the savings portion of the premium paid by the policyholder plus credited interest. The maturity value is paid on the policy maturity date unless a total loss as defined by the policy occurs during the policy term. No amount is paid under the savings portion of the policy if a total loss occurs during the policy term.

It is regarded as a total loss when an aggregate amount of claims paid in connection with accidents covered by the policy occurs within any one insurance year during the policy terms of insurance, regardless of whether claims are caused by one or more accidents, and reaches the insured amount covered by the policy. If a total loss occurs, the policy is immediately terminated. The annual frequency of total loss of major savings-type insurance contracts ranges from 0.04% to 0.26%.

The contractual rate of interest credited to the policy varies by product and is established at the beginning of the policy. The committed interest rate cannot be changed by the Company at any time during the policy term. Committed interest rates ranged from 0.1% to 1.5% for the years ended March 31, 2006, 2007 and 2008.

Premiums paid for the indemnity portion are allocated to income ratably over the terms of the related insurance contract. Premiums paid for the savings portion are credited to investment deposits by policyholders. Interest credited to investment deposits by policyholders is charged to income and presented as investment income credited to investment deposits by policyholders in the accompanying consolidated statements of income. When a total loss occurs, the remaining balance in investment deposits by policyholders corresponding to the total loss contract is reversed and recorded as premium revenue.

(10)	Short-term Debt and Long-term Debt
Short-term debt and long-term debt as of March 31, 2007 and 2008 consist of the following:

	2007	2008
	(Yen in millions)

0.40% Japanese yen debentures, due 2007	¥30,000	—
0.80% Japanese yen debentures, due 2009	70,000	70,000
1.31% Japanese yen debentures, due 2012	—	30,000
Commercial paper	7,908	37,604

	107,908	137,604
Less current portion classified as short-term debt	(37,907)	(37,604)
Less unamortized discount	(1)	(8)

Total long-term debt	¥70,000	99,992

The Company issued ¥70,000 million of 0.80% unsecured debenture in November 2004 and ¥30,000 million of 1.31% unsecured debenture in November 2007 with bullet repayment of maturity due December 18, 2009 and December 20, 2012, respectively.

(11)	Reinsurance
In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company cedes a portion of the risks it underwrites and pays reinsurance premiums based upon the risks subject to reinsurance contracts. The Company utilizes a variety of reinsurance arrangements, which are classified into two basic types: proportional reinsurance and excess-of-loss reinsurance. Proportional reinsurance is the type of reinsurance where the proportion of claims incurred is proportionate to the share of premiums received. This type of reinsurance is used as a means to limit a loss amount on an individual-risk basis. The excess-of-loss type of reinsurance indemnifies the ceding company against a specified level of losses on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity by offering various levels of risk exposure with different terms for reinsurers with different preferences. Although a reinsurer is liable to the Company to the extent of the risks assumed, the Company remains liable as the direct insurer to policyholders on all such risks. Failure of reinsurers to honor their obligations could result in losses to the Company. However, considering the Company’s applying strict standards when choosing reinsurers in terms of credit risk, no material amount is believed to be uncollectible and no provision has been made for this contingency.

At March 31, 2007 and 2008, there were no significant concentrations with a single reinsurer for reinsurance receivables and prepaid reinsurance premiums.

The effects of reinsurance on the results of operations of property and casualty insurance and life insurance for the years ended March 31, 2006, 2007 and 2008 were as follows:
Property and casualty insurance:

	2006	2007	2008
	(Yen in millions)
Premiums written:
Direct	¥1,535,379	1,575,476	1,625,732
Assumed	250,396	265,857	264,880
Ceded	(327,268)	(351,954)	(352,996)

Net premiums written	¥1,458,507	1,489,379	1,537,616

	2006	2007	2008
	(Yen in millions)
Premiums earned:
Direct	¥1,497,701	1,569,975	1,597,352
Assumed	250,333	264,424	266,471
Ceded	(325,233)	(365,319)	(361,138)

Net premiums earned	¥1,422,801	1,469,080	1,502,685

	2006	2007	2008
	(Yen in millions)
Losses and claims incurred:
Direct	¥925,201	918,117	947,824
Assumed	199,416	188,034	181,236
Ceded	(242,994)	(196,495)	(222,803)

Net losses and claims incurred	¥881,623	909,656	906,257

Life insurance:

	2006	2007	2008
	(Yen in millions)
Premiums earned:
Direct	¥179,963	194,197	193,392
Ceded	(533)	(646)	(661)

Net premiums earned	¥179,430	193,551	192,731

	2006	2007	2008
	(Yen in millions)
Policyholder benefits:
Direct	¥151,669	156,920	156,714
Ceded	(304)	(329)	(31)

Net policyholder benefits	¥151,365	156,591	156,683

(12)	Income Taxes
Total income taxes for the years ended March 31, 2006, 2007 and 2008 were allocated as follows:

	2006	2007	2008
	(Yen in millions)

Taxes on income	¥60,527	52,955	48,137
Taxes on other comprehensive income:
Net unrealized gains on investments	281,791	75,566	(296,550)
Net losses on derivative instruments	(58)	1	(14)
Minimum pension liability adjustment	(380)	(8)	—
Adjustment upon adoption of SFAS No. 158	—	(5,544)	—
Pension liability adjustments	—	—	(6,572)

	¥341,880	122,970	(254,999)

The components of income before income tax expense and income tax expense for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(Yen in millions)

Income before income tax expense:
Domestic	¥173,072	143,317	147,619
Foreign	7,905	24,122	6,140

Total	¥180,977	167,439	153,759

Income tax expense:
Current:
Domestic	¥32,547	38,473	16,575
Foreign	2,950	5,274	8,793

Total current income tax expense	35,497	43,747	25,368

Deferred:
Domestic	25,059	8,119	32,623
Foreign	(29)	1,089	(9,854)

Total deferred income tax expense	25,030	9,208	22,769

Total income tax expense	¥60,527	52,955	48,137

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a statutory tax rate of approximately 36%.

The effective tax rates of the Company for the years ended March 31, 2006, 2007 and 2008 differed from the Japanese statutory income tax rates for the following reasons:

	2006	2007	2008

Japanese statutory income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(3.1)	(4.3)	(5.1)
Expenses not deductible for tax purposes	0.6	0.7	0.7
Other	(0.1)	(0.8)	(0.3)

Effective tax rate	33.4%	31.6%	31.3%

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities at March 31, 2007 and 2008 were as follows:

	2007	2008
	(Yen in millions)

Deferred tax assets:
Reported and estimated losses and claims	¥44,300	44,899
Adjustment expenses	11,161	13,022
Retirement and severance benefits	36,086	41,656
Computer software development costs	12,598	14,037
Impairment of investments	41,708	45,755
Cost adjustments to investments recognized in income	37,409	37,047
Other	32,581	18,585

Total gross deferred tax assets	215,843	215,001
Less valuation allowance	(5,571)	(7,005)

Total net deferred tax assets	210,272	207,996

Deferred tax liabilities:
Unearned premiums	113,901	118,924
Deferred policy acquisition costs	125,699	123,985
Property and equipment	4,042	6,099
Cost adjustments to investments recognized in income	20,524	19,118
Unrealized appreciation of investments and derivatives	821,116	526,154
Other	3,850	13,694

Total gross deferred tax liabilities	1,089,132	807,974

Total net deferred tax liabilities	¥878,860	599,978

At March 31, 2007 and 2008, other assets included deferred tax assets in the amount of ¥2,305 million and ¥5,175 million, respectively.

The net change in total valuation allowance for the years ended March 31, 2006, 2007 and 2008 was an increase of ¥86 million, ¥5,346 million and ¥1,434 million, respectively.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of March 31, 2008, will be allocated as follows:

(Yen in millions)
Income tax benefit that would be reported in the consolidated statement of income	¥1,926
Goodwill and other noncurrent intangible assets	5,079

Total	¥7,005

At March 31, 2008, the Company’s subsidiaries had operating loss carryforwards for tax purposes of ¥32,078 million, which expire as follows:

(Yen in millions)
Years ending March 31:
2009	¥3,908
2010	3,626
2011	1,628
2012	1,995
2013	1,198
2014	1,163
2015	2,409
Indefinite	16,151

Total	¥32,078

The Company intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As of March 31, 2008, a deferred tax liability was not recognized for ¥63,117 million of undistributed earnings of these subsidiaries where the Company intends to reinvest indefinitely. Determining the tax liability that would arise if these earnings were remitted is not practicable.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax-planning strategies relating to the future reversal of temporary differences.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the recorded valuation allowances, at March 31, 2008.

The Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109”) effective April 1, 2007. The unrecognized tax benefits as of April 1, 2007 and for the twelve-month ended March 31, 2008 were not material. The Company and its subsidiaries do not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2008.

The total amounts of penalties and interest expense related to unrecognized tax benefits in the consolidated balance sheets as of April 1, 2007 and March 31, 2008, and in the consolidated statements of income for the year ended March 31, 2008 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions, and they are periodically audited by Japanese and foreign taxing authorities. The Company has been audited by the Japanese tax authorities through the tax year ended March 31, 2007.

(13)	Stockholders’ Equity
(a)	Common Stock
The amounts of statutory capital and surplus of the Company, on a non-consolidated basis, as of March 31, 2007 and 2008, are presented as follows:

	2007	2008
	(Yen in millions)

Common stock	¥139,596	139,596
Additional paid-in capital	93,139	93,107
Legal reserve	46,488	46,488
Retained earnings	548,682	467,224
Unrealized gain on securities, net of tax	1,395,700	862,122
Deferred hedge losses, net of tax	(4,577)	528
Treasury stock	(91,143)	—

Total statutory equity	¥2,127,885	1,609,065

The Company’s statutory basis net income for the years ended March 31, 2006, 2007 and 2008 was ¥64,842 million, ¥55,352 million and ¥38, 366 million, respectively.

The minimum capital requirement of the Insurance Business Law of Japan for a Japanese insurance company is ¥1,000 million on a statutory basis.

The Company and its domestic insurance subsidiaries are required to maintain solvency margin ratios of 200% or higher in accordance with the solvency margin regulations stipulated by the Japanese regulatory authorities. The solvency margin regulations are based on factors mainly for underwriting risks, investment risks and large catastrophe risks. The solvency margin must be supported by equity and other resources, including unrealized gains and losses on certain investments and catastrophe reserves based on the financial accounting standards of Japan. At March 31, 2008, the solvency margin ratio of the Company was 955.4% and those ratios of its domestic non-life and life insurance subsidiaries were 776.8% and 2,124.0%, respectively.

The amounts of statutory net income for the years ended March 31, 2006, 2007 and 2008 and shareholders’ equity at March 31, 2007 and 2008 of the consolidated insurance subsidiaries were as follows:

	2006	2007	2008
	(Yen in millions)
Statutory net income :
Property and casualty	¥2,491	32,792	11,453
Life	59	22	55

Statutory shareholders’ equity:
Property and casualty	¥164,502	265,969	257,372
Life	47,676	51,980	57,486

The amounts of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥10,850 million and ¥18, 206 million at March 31, 2007 and 2008, respectively.

(b)	Retained Earnings
Article 15 of the Insurance Business Law of Japan requires insurance companies to set aside an amount equal to 20% of all appropriations of earnings, such as cash dividends, as legal reserve until the aggregate amount of such reserve and additional paid-in capital reaches stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The Company’s appropriations charged to unappropriated retained earnings for the year ended March 31, 2008 were subject to the legal reserve requirement.

The reserve for price fluctuation is required under Article 115 of the Insurance Business Law of Japan. This reserve provides for possible losses arising from price fluctuations of securities and adverse changes in foreign exchange rates. The Company may reduce this reserve by (1) the amount of net loss resulting from sales of securities or (2) the amount for which permission is granted by the Financial Services Agency of Japan, for any other purpose.

The amount available for dividends is based on the Company’s non-consolidated financial statements in accordance with the Japanese Corporate Law and the Insurance Business Law of Japan and was ¥467,224 million as of March 31, 2008. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends under the Japanese Corporate Law and the Insurance Business Law of Japan.

Cash dividends and appropriations to the legal reserve charged to unappropriated retained earnings for the years ended March 31, 2006, 2007 and 2008 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has neither been made in the accompanying consolidated financial statements for the dividends of ¥9.00 per share totaling ¥12,640 million, subsequently proposed by the Board of Directors and, on June 26, 2008, approved by the shareholders, nor for the related appropriation to the legal reserve.

The reconciliation of the basic and diluted earnings per share is not reported because there are no diluted shares.

The components of the basic net income per share are as follows:

	2006	2007	2008
	(Yen in millions)

Net income available to common shareholders	¥119,890	113,916	104,796

	2006	2007	2008
	(Number of shares in thousands)

Weighted average common shares outstanding	1,425,419	1,419,672	1,410,863

	2006	2007	2008
	(Yen)

Earnings per share — basic	¥84.11	80.24	74.28

(c)	Other Comprehensive Income

Changes in accumulated other comprehensive income for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(Yen in millions)

Foreign currency translation adjustments:
Balance at beginning of period	¥(16,119)	(605)	10,345
Current-period change	15,514	10,950	(4,015)

Balance at end of period	(605)	10,345	6,330

Unrealized gains on securities, net of tax:
Balance at beginning of period	619,887	1,120,697	1,256,104
Current-period change	500,810	135,407	(526,138)

Balance at end of period	1,120,697	1,256,104	729,966

Net gains on derivative instruments, net of tax:
Balance at beginning of period	125	23	24
Current-period change	(102)	1	(24)

Balance at end of period	23	24	—

Minimum pension liability adjustment, net of tax:
Balance at beginning of period	—	(791)	—
Current-period change	(791)	(15)	—
Adjustment upon adoption of SFAS No.158	—	806	—

Balance at end of period	(791)	—	—

Pension liability adjustments:
Balance at beginning of period	—	—	(10,707)
Current-period change	—	—	(11,922)
Adjustment upon adoption of SFAS No.158	—	(10,707)	—

Balance at end of period	—	(10,707)	(22,629)

Total accumulated other comprehensive income, net of tax:
Balance at beginning of period	603,893	1,119,324	1,255,766
Current-period change	515,431	146,343	(542,099)
Adjustment upon adoption of SFAS No.158	—	(9,901)	—

Balance at end of period	¥1,119,324	1,255,766	713,667

The tax effect allocated to each component of other comprehensive income and the reclassification adjustments for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Before
	Tax	Tax Benefit	Net-of-Tax
	Amount	(Expense)	Amount
	(Yen in millions)
2006:
Foreign currency translation adjustments	¥15,514	—	15,514
Unrealized gains on securities:
Unrealized holding gains arising during period	830,784	(299,062)	531,722
Less: reclassification adjustment for gains realized in net income	(48,183)	17,271	(30,912)

Net unrealized gains on securities	782,601	(281,791)	500,810

Net losses on derivative instruments:
Net gains on derivative instruments arising during period	(9)	4	(5)
Less: reclassification adjustment for gains realized in net income	(151)	54	(97)

Net losses on derivative instruments	(160)	58	(102)

Minimum pension liability adjustment	(1,171)	380	(791)

Other comprehensive income	¥796,784	(281,353)	515,431

2007:
Foreign currency translation adjustments	¥10,950	—	10,950
Unrealized gains on securities:
Unrealized holding gains arising during period	248,550	(89,095)	159,455
Less: reclassification adjustment for gains realized in net income	(37,577)	13,529	(24,048)

Net unrealized gains on securities	210,973	(75,566)	135,407

Net losses on derivative instruments:
Net losses on derivative instruments arising during period	139	(50)	89
Less: reclassification adjustment for gains realized in net income	(137)	49	(88)

Net losses on derivative instruments	2	(1)	1

Minimum pension liability adjustment	(23)	8	(15)

Other comprehensive income	¥221,902	(75,559)	146,343

	Before
	Tax	Tax Benefit	Net-of-Tax
	Amount	(Expense)	Amount
	(Yen in millions)
2008:
Foreign currency translation adjustments	¥(4,015)	—	(4,015)
Unrealized gains (losses) on securities:
Unrealized holding gains arising during period	(765,548)	275,355	(490,193)
Less: reclassification adjustment for gains realized in net income	(57,140)	21,195	(35,945)

Net unrealized gains on securities	(822,688)	296,550	(526,138)

Net gains on derivative instruments:
Net gains on derivative instruments arising during period	—	—	—
Less: reclassification adjustment for gains realized in net income	(38)	14	(24)

Net gains on derivative instruments	(38)	14	(24)

Pension liability adjustments:
Pension liability adjustments arising during period	(16,190)	5,753	(10,437)
Less: reclassification adjustment for gains realized in net income	(2,304)	819	(1,485)

Pension liability adjustments	(18,494)	6,572	(11,922)

Other comprehensive income	¥(845,235)	303,136	(542,099)

(14)	Retirement and Severance Benefits
The Company has defined benefit plans and a defined contribution plan. Defined benefit plans consist of an unfunded lump-sum payment benefit plan and funded non-contributory pension plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on the current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are not covered by the above plans and their benefits are accrued as earned.

On April 1, 2005, a defined contribution plan was transferred from a portion of defined benefit plan in accordance with SFAS No.88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plan and for Termination Benefits”. The transfer caused settlements and curtailments and the Company recognized a net gain of ¥2,485 million, which consists of ¥23,738 million of gain by decrease of projected benefit obligation, ¥18,325 million of loss by decrease of plan assets at fair value, ¥3,376 million of loss by depreciation of unrecognized net loss, and ¥449 million of gain by depreciation of unrecognized prior service cost.

On March 31, 2007, the Company adopted the recognition provisions of SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

SFAS No.158 requires the recognition of the overfunded or unfunded status of defined benefit plans as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. Incremental effect of applying SFAS No.158 as of March 31, 2007 was as follows:

	Before application of		After application of
	SFAS No.158	Adjustments	SFAS No.158
	(Yen in millions)
Retirement and severance benefits	¥(83,002)	(15,445)	(98,447)
Deferred income taxes	388	5,544	5,931
Accumulated other comprehensive income	806	9,901	10,707
The components of net periodic benefit cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(Yen in millions)

Components of net periodic benefit cost:
Service cost	¥10,896	11,277	11,340
Interest cost	5,239	5,341	5,372
Expected return on plan assets	(4,234)	(4,894)	(5,002)
Amortization of prior service cost	(2,509)	(2,509)	(2,509)
Recognized actuarial loss	1,565	191	205

Net periodic benefit cost	¥10,957	9,406	9,406

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥279,799	262,327	265,063
Adjustment in connection with the acquisition	3,269	—	—
Service cost	10,896	11,277	11,340
Interest cost	5,239	5,341	5,372
Plan participants’ contributions	3	4	4
Actuarial loss (gain)	(1,141)	(1,618)	1,688
Benefits paid	(12,000)	(12,268)	(11,602)
Benefit obligation transferred to defined contribution plan	(23,738)	—	—

Benefit obligations at end of year	¥262,327	265,063	271,865

Change in plan assets:
Fair value of plan assets at beginning of year	¥159,474	163,095	166,616
Adjustment in connection with the acquisition	139	—	—
Actual return on plan assets	18,848	4,518	(9,719)
Employer contributions	9,067	4,115	3,624
Plan participants’ contributions	3	4	4
Benefits paid	(6,111)	(5,116)	(4,947)
Assets transferred to defined contribution plan	(18,325)	—	—

Fair value of plan assets at end of year	¥163,095	166,616	155,578

Funded status	¥(99,232)	(98,447)	(116,287)

Unrecognized actuarial loss	26,271
Unrecognized prior service cost	(10,739)

Net amount recognized	¥(83,700)

Amounts recognized in the balance sheets consist of:
Retirement and severance benefits	¥(84,544)	(98,447)	(116,287)
Intangible assets	53	—	—
Accumulated other comprehensive income, gross of tax	791	—	—

Total	¥(83,700)	(98,447)	(116,287)

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥262,327	265,063	271,865
Accumulated benefit obligation	225,695	234,207	241,189
Fair value of plan assets	163,095	166,616	155,578
The Company uses a measurement date of March 31 for all of its pension and severance plans.

Amounts recognized in accumulated other comprehensive income, pre-tax at March 31, 2007 and 2008 were as follows:

	2007	2008
	(Yen in millions)

Net actuarial loss	¥24,869	40,854
Net prior service cost	(8,231)	(5,722)
Amounts in accumulated other comprehensive income, pre-tax expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

2009
(Yen in millions)

Net actuarial loss	¥1,108
Net prior service cost	(2,509)
The accumulated benefit obligation for the pension plan was ¥234,207 million and ¥241,189 million at March 31, 2007 and 2008, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008

Discount rate	2.00%	2.00%	1.50% to 2.00%
Rate of increase in future compensation	4.10% to 4.60%	4.10% to 4.60%	4.10% to 4.60%
Weighted-average assumptions used to determine net cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008

Discount rate	2.00%	2.00%	1.50% to 2.00%
Expected long-term return on plan assets	3.00%	3.00%	3.00%
Rate of increase in future compensation	3.90% to 4.60%	4.10% to 4.60%	4.10% to 4.60%
The discount rate is determined by reference to the Moody’s Aa corporate bond and Japan government bond at the measurement date, March 31, 2006, 2007 and 2008, based on the expected terms of benefit obligations.

The Company determines its expected long-term rate of return based on the expected long-term return of various asset categories in which it invests in consideration of the current expectations for future returns and the historical returns of each plan asset category.

The asset allocation of the Company’s pension benefits at March 31, 2007 and 2008 were as follows:

	2007	2008

Fixed maturities	60.8%	69.0%
Equity securities	33.3%	24.5%
Cash and cash equivalents	5.9%	6.5%
The Company’s investment policies are designed to provide long-range stability of investment profit for ensuring adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company endeavors to obtain better performance more than earnings from the expected long-term rate of return on plan assets. Plan assets are invested in individual equities and fixed maturities using the guidelines of the model portfolio with a consideration of its performance, expected returns and risks. The Company evaluates its plan asset allocation and can change its portfolio allocation as needed.

The amounts contributed to defined contribution plans approximated ¥1,338 million , ¥1,406 million and ¥1,475 million for the years ended March 31, 2006, 2007 and 2008, respectively.

The Company forecasts to contribute ¥3,450 million to the defined benefit pension plans in the year ending March 31, 2009.

Expected future benefit payments for the defined benefit pension plan are as follows:

(Yen in millions)
Years ending March 31:
2009	¥11,609
2010	10,676
2011	11,613
2012	12,203
2013	13,035
2014-2018	67,773

(15)	Derivative Financial Instruments
The Company utilizes derivative financial instruments (a) to manage interest rate risk and foreign exchange risk arising from its fixed maturities portfolio and (b) to generate trading revenues and fee income. All derivatives are recognized on the consolidated balance sheets at fair value as other assets or other liabilities.

All derivative transactions are controlled in accordance with the Company’s risk management rules. Under these rules, the purpose of derivative financial instruments is predetermined in writing, the balance of trading derivatives is limited to the extent permitted by the internal guidelines and derivative instruments entered into for hedging purposes require the advance approval of management. The Company’s portfolio is broadly diversified to ensure that there is no significant concentration of credit risk with any individual counterparty or group of counterparties. The Company’s policies prescribe monitoring of creditworthiness and exposure on a counterparty-by-counterparty basis. Back-office functions, such as settlements or monitoring, are designed independently from the function responsible for dealings.

Derivatives used for interest rate risk and foreign exchange risk management
The Company uses interest rate swaps, currency swaps and foreign exchange forward contracts to hedge the exposure to variability in expected future cash flows arising from fixed maturity securities available for sale. Such swaps are accounted for as cash flow hedges, in which changes in the fair value of the hedging derivatives are reported in accumulated other comprehensive income. Such deferred amounts are subsequently reclassified into net investment income when the hedged interest cash flows affect earnings. The amounts of the hedges’ ineffectiveness or components of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness for the years ended March 31, 2006 and 2007 were immaterial. The Company reconsidered the cost-effectiveness of hedge accounting treatment for those instruments and, as a result, the Company discontinued hedge accounting in the year ended March 31, 2008. Ceasing hedge accounting did not have a material effect on the Company’s reported financial position or cash flows.
Derivatives trading revenues
The Company uses a variety of derivative instruments, such as interest rate futures, forwards and options, interest rate and currency swaps, bond futures and options, foreign exchange forwards and options and credit derivatives, and non-derivative instruments, such as weather derivatives, to generate trading revenues and fee income. Changes in fair value of these derivatives are reported in net realized gains (losses) on investments.

(16)	Fair Value of Financial Instruments

The estimated fair values of the financial instruments at March 31, 2007 and 2008 were as follows:

	2007		2008
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(Yen in millions)
Financial assets:
Fixed maturities	¥3,702,019	3,703,103	3,783,659	3,793,278
Equity securities	3,312,574	3,312,574	2,547,773	2,547,773
Mortgage loans on real estate	11,511	11,317	9,859	9,682
Policy loans	38,523	38,523	39,536	39,536
Other long-term investments	715,972	703,909	749,385	736,117
Short-term investments	113,671	113,671	120,086	120,086
Cash and cash equivalents	369,941	369,941	368,290	368,290
Investments in affiliates	46,198	46,198	56,351	56,351
Indebtedness from affiliates	3,008	2,901	2,961	2,808
Accrued investment income	23,698	23,698	24,798	24,798
Premiums receivable and agents’ balances	133,358	133,358	140,562	140,562
Weather derivatives	745	745	453	453
Derivative assets:
Foreign exchange contracts	69	69	599	599
Interest rate contracts	3,679	3,679	13,639	13,639
Bond and equity index contracts	172	172	66	66
Credit derivatives	1,585	1,585	89	89
Commodity contracts	959	959	2,099	2,099

Financial liabilities:
Investment deposits by policyholders	¥(2,196,614)	(2,453,492)	(2,119,153)	(2,371,996)
Indebtedness to affiliates	(3,262)	(3,262)	(2,232)	(2,232)
Short-term debt	(37,907)	(37,907)	(37,604)	(37,604)
Long-term debt	(70,000)	(69,531)	(99,992)	(100,051)
Weather derivatives	(660)	(660)	(161)	(161)
Derivative liabilities:
Foreign exchange contracts	(9,006)	(9,006)	(6,275)	(6,275)
Interest rate contracts	(2,434)	(2,434)	(7,269)	(7,269)
Bond and equity index contracts	(12)	(12)	(212)	(212)
Credit derivatives	(135)	(135)	(40,010)	(40,010)
Commodity contracts	(958)	(958)	(2,097)	(2,097)
The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

The carrying amounts of cash and cash equivalents, policy loans, accrued investment income, premiums receivable and agents’ balances and short-term debt approximate their fair values due to the short-term maturities of these instruments.

(a)	Investments in Fixed Maturities and Equity Securities

The fair values of fixed maturity securities are estimated based on quoted market prices for these or similar securities.

The fair values of equity securities are estimated based on quoted market prices.

(b)	Investments in Mortgage Loans and Other Long-term Investments

The fair values of loans and other long-term investments with fixed interest rates are estimated by discounting future cash flows using estimates of market rates for securities with similar characteristics.

The carrying amounts of investments with floating interest rates approximate their fair values. The fair value of consumer loans, which are included in other long-term investments, in the amount of ¥356,856 million and ¥380,353 million at March 31, 2007 and 2008, respectively, approximates the carrying amount. The floating and fixed rates on consumer loans in the years ended March 31, 2006, 2007 and 2008 range from approximately 1.0% to 9.0%, and the remaining loan periods are from approximately six months to 35 years.

(c)	Short-term Investments

The fair values of short-term investments where quoted market prices are available are estimated using quoted market prices. The carrying amounts for other instruments approximate their fair values because of the short maturities of such instruments.

(d)	Investments in and Indebtedness from Affiliates

The fair values of loans to affiliates with fixed interest rates are estimated by discounting future cash flows using the long-term prime rate at the end of the year. The fair values of investments are estimated using quoted market prices for these or similar securities. The carrying amounts for other indebtedness approximate their fair values.

(e)	Investment Deposits by Policyholders

The fair values of investment deposits by policyholders are estimated by discounting future cash flows using the interest rates currently being offered for similar contracts.

(f)	Indebtedness to affiliates and Long-term Debt

The fair values of these financial instruments are estimated using quoted market prices for these or similar characteristic instruments.

(g)	Derivative Financial Instruments

Fair values of forward and futures contracts are estimated based on the closing market prices at the major markets.

Fair values of swap contracts are estimated based on the discounted values of future cash flows.

Fair values of option contracts and credit derivative contracts are estimated based on internally established models with consideration given to external models or based on quotes from brokers.

(17)	Variable Interest Entities
The Company consolidates three entities under the provision of FIN46R.

The Company holds the subordinated notes issued by VIEs formed for the purpose of guaranteeing the obligation of the Company under the reinsurance agreements. The VIEs hold U.S. government securities to collateralize the guarantee and the Company absorbs a majority of the VIEs’ expected losses and receives a majority of the VIEs’ expected residual returns. The carrying values of the VIEs’ investments were ¥15,008 million and ¥15,871 million at March 31, 2007 and 2008, respectively, which were included in the consolidated balance sheets.

The Company engages in certain structured transactions, mainly securitization of independent third parties’ assets through a VIE. The Company provides guarantee insurance for the VIE which is involved in the asset-backed securities business where it helps meet customers’ financing needs by providing access to the commercial paper markets. The Company guarantees the redemption of commercial paper issued by the VIE and the Company absorbs a majority of the VIE’s expected losses. The assets and liabilities of the VIE amounted to ¥7,910 million and ¥7,623 million at March 31, 2007 and 2008, respectively, which was included in the consolidated balance sheets.

A certain consolidated subsidiary holds significant variable interests in VIEs which transact credit derivative contracts with other entities and transfer the risk of the referenced credit to the consolidated subsidiary through the guarantee insurance contracts. The consolidated subsidiary also holds significant variable interests in the VIEs which were structured by other parties for the purpose of project financing. As a means of ensuring timely repayment of the loan, the consolidated subsidiary provides limited credit enhancement with the VIEs through the guarantee insurance contracts. The consolidated subsidiary does not retain a first-risk-of-loss position and does not absorb a majority of these VIEs’ expected losses and the VIEs were accordingly not consolidated in the accompanying consolidated financial statements. The maximum potential loss associated with those VIEs is estimated to be ¥96,066 million as of March 31, 2008.

(18)	Commitments and Contingent Liabilities
At March 31, 2007 and 2008, commitments outstanding for the purchase of property and equipment amounted to approximately ¥22,806 million and ¥40,104 million, respectively. At March 31, 2007 and 2008, commitments outstanding for the purchase of investment real estate amounted to approximately ¥3,489 million and nil, respectively.

The Company is contingently liable for various financial guarantees totaling ¥1,237 million as of March 31, 2007 and ¥589 million as of March 31, 2008. Fees related to these guarantees totaling ¥72 million, ¥54 million and ¥51 million were recorded as revenue on an accrual basis by the Company for the years ended March 31, 2006, 2007 and 2008, respectively. These guarantees are provided in the ordinary course of business and include guarantees with respect to asset-backed securities, bonds, loans and other financial obligations. The contractual amounts of the financial guarantees reflect the Company’s maximum exposure to credit loss in the event of nonperformance. The Company’s policy related to providing these financial guarantees limits transactions to those with credit ratings of an investment grade or equivalent creditworthiness and limits the amount of a guarantee on any individual transaction.

At March 31, 2008, the Company had a ¥3,271 million investment in a limited partnership with overseas partners. A condition of the support agreement is that additional investment shall be made by the limited partners, based on the pro rata share in the partnership, should there be a shortage of funds in the partnership. Considering the latest financial information of the partnership available to the Company as of February 29, 2008, its most recent balance sheet date, management believes the likelihood of an additional capital requirement is remote. In addition to the above commitment, the Company had a contract that would have provided a financial guarantee to the limited partnership; however, the amount of potential payment based on the contract was zero as of March 31, 2008. The obligation of the Company under the guarantee was fully collateralized with securities, and no net exposure existed as of March 31, 2008.

In the normal course of business, the Company enters into credit derivative transactions mainly as a protection seller. The maximum potential losses associated with these transactions were ¥444,535 million and ¥655,667 million as of March 31, 2007 and 2008, respectively. Liabilities of ¥135 million and ¥40,010 million were recorded in connection with these transactions as of March 31, 2007 and 2008, respectively.

The Company had loan commitment agreements amounting to ¥5,972 million and ¥3,436 million as of March 31, 2007 and 2008, respectively. The Company’s policy to provide loan commitment agreements is basically the same as that of guarantee contracts.

The Company occupies certain offices and other facilities under lease arrangements. The following is a schedule by years of future minimum rental payments required under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2008:

(Yen in millions)
Years ending March 31:
2009	¥1,690
2010	1,231
2011	989
2012	501
2013	443
Later years	1,631

Total future minimum rental payments	¥6,485

Rental expenses for the years ended March 31, 2006, 2007 and 2008 were ¥12,381 million, ¥14,259 million and ¥15,422 million, respectively.

(19)	Reconciliation of Net Income to Net Cash Provided by Operating Activities

	2006	2007	2008
	(Yen in millions)

Net income	¥119,890	113,916	104,796

Adjustments to reconcile net income to net cash provided by operating activities:
Valuation allowance for credit losses	(8,119)	(4,237)	(1,967)
Impairment losses of long-lived assets	965	1,205	4,244
Realized gains from sales or revaluation of investments	(59,548)	(31,530)	(24,616)
Amortization of fixed maturity securities	5,795	4,212	2,456
Depreciation	17,012	17,445	19,879
Provision for retirement and severance benefits	(4,917)	(6,449)	2,332
Deferred income taxes	25,030	9,208	22,769
Proceeds from property and equipment as subrogation of paid claim	899	—	—
Decrease (increase) in assets:
Net insurance related assets	17,011	(3,041)	(32,631)
Deferred policy acquisition costs	(8,834)	17,319	2,457
Accrued investment income	(4,818)	(1,248)	(940)
Derivative assets	(506)	(1,462)	(10,028)
Other assets	6,874	(11,065)	2,793
Increase (decrease) in liabilities:
Losses and claims	99,079	63,541	37,243
Unearned premiums	35,643	17,652	35,276
Future policy benefits	88,222	75,819	63,921
Income taxes	17,689	(8,426)	(13,782)
Derivative liabilities	2,260	1,675	43,318
Other liabilities	2,298	29,199	4,831
Interest credited to policyholders’ contract deposits	50,840	48,482	48,498
Other, net	(725)	(6,959)	(2,842)

Net cash provided by operating activities	¥402,040	325,256	308,007

(20)	Supplementary Cash Flow Information

	2006	2007	2008
	(Yen in millions)
Cash paid during the year for:
Interest	¥810	795	947
Income taxes	14,329	51,862	44,476
Noncash transaction:
Capital lease obligations incurred	¥1,179	772	924
Acquisition of subsidiaries:
Fair value of assets	74,195	34,149	—
Fair value of liabilities	47,225	21,191	—
Minority interests	2,057	4,345	—
Net cash paid	10,807	7,337	—

(21)	Segment Information
In accordance with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

The Company operates principally in two business segments: property and casualty insurance and life insurance. The property and casualty insurance segment offers automobile, fire, personal accident, liability and other forms of property and casualty insurance products. The Company’s financial services business, including financial guarantees and derivatives are operated within the property and casualty insurance segment. Life insurance operations are conducted by its wholly owned subsidiary, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., which offers a wide range of traditional life insurance products such as term-life, whole-life and annuity insurance, and a joint venture company, Mitsui Sumitomo MetLife Insurance Co., Ltd., which offers variable annuity plans that combine the appeal of fund management, insurance, and annuity products, and fixed annuities denominated in foreign currencies.

The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on a U.S. GAAP basis.

Summarized financial information with respect to the business segments as of and for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Property
	and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2006:
Net premiums written	¥1,464,107	—	—	1,464,107
Net claims paid	792,941	—	—	792,941
Life insurance premiums	—	162,226	—	162,226
Life insurance claims	—	20,912	—	20,912
Commission and collection expenses	239,798	17,873	—	257,671
Operating expenses and general and administrative expenses	233,692	17,209	(3,556)	247,345
Interest and dividends received, net	90,937	11,613	(253)	102,297
Ordinary profit (loss)	129,830	(2,129)	9	127,710

Total assets	7,800,763	793,107	(997)	8,592,873

	Property
	and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2007:
Net premiums written	¥1,492,808	—	—	1,492,808
Net claims paid	846,445	—	—	846,445
Life insurance premiums	—	165,364	—	165,364
Life insurance claims	—	24,850	—	24,850
Commission and collection expenses	241,089	17,003	(433)	257,659
Operating expenses and general and administrative expenses	244,912	20,790	(2,713)	262,989
Interest and dividends received, net	107,953	13,856	(50)	121,759
Ordinary profit (loss)	94,307	(2,643)	20	91,684

Total assets	8,106,558	906,006	(912)	9,011,652

	Property
	and		Adjustment
	Casualty	Life	and
	Insurance	Insurance	Elimination	Consolidated
	(Yen in millions)
2008:
Net premiums written	¥1,541,032	—	—	1,541,032
Net claims paid	879,725	—	—	879,725
Life insurance premiums	—	156,528	—	156,528
Life insurance claims	—	31,703	—	31,703
Commission and collection expenses	234,640	14,740	(395)	248,985
Operating expenses and general and administrative expenses	271,198	21,560	(2,416)	290,342
Interest and dividends received, net	114,403	16,232	(20)	130,615
Ordinary profit (loss)	66,591	(5,724)	—	60,867

Total assets	7,388,669	1,009,780	(731)	8,397,718

Information on major lines of Property and Casualty insurance is as follows:

	Direct
	Premiums Written
	(including Deposit	Net	Net
	premiums from	Premiums	Claims
	policyholders)	Written	Paid
	(Yen in millions)
2006:
Fire and Allied Lines	¥304,177	206,373	88,203
Marine	101,462	84,788	35,176
Personal Accident	341,536	143,316	56,049
Voluntary Automobile	595,745	590,423	364,208
Compulsory Automobile Liability	181,757	193,402	130,518
Other	269,308	245,805	118,787

Total	¥1,793,985	1,464,107	792,941

	Direct
	Premiums Written
	(including Deposit	Net	Net
	premiums from	Premiums	Claims
	policyholders)	Written	Paid
	(Yen in millions)
2007:
Fire and Allied Lines	¥301,692	208,951	100,229
Marine	113,006	95,487	38,685
Personal Accident	327,519	139,531	62,909
Voluntary Automobile	611,148	601,354	375,298
Compulsory Automobile Liability	176,826	192,087	134,908
Other	276,517	255,398	134,416

Total	¥1,806,708	1,492,808	846,445

	Direct
	Premiums Written
	(including Deposit	Net	Net
	premiums from	Premiums	Claims
	policyholders)	Written	Paid
	(Yen in millions)
2008:
Fire and Allied Lines	¥317,882	225,161	104,817
Marine	121,969	104,127	44,367
Personal Accident	298,155	138,217	70,233
Voluntary Automobile	634,948	624,950	391,878
Compulsory Automobile Liability	165,851	191,255	136,542
Other	287,460	257,322	131,888

Total	¥1,826,265	1,541,032	879,725

For the years ended March 31, 2006, 2007 and 2008, all the premium revenues were from external customers and no revenue was derived from transactions with a single external customer exceeding 10% of the Company’s revenues.

For the years ended March 31, 2006, 2007 and 2008, net property and casualty premiums written in the amount of ¥1,286,632 million, ¥1,273,537 million, and ¥1,288,897 million, respectively, were from external customers in Japan, and those in the amount of ¥177,475 million, ¥219,271 million, and ¥252,136 million, respectively, were from external customers in foreign countries. Life insurance premiums were from external customers in Japan for the years ended March 31, 2006, 2007 and 2008.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company’s internal management reporting system are different from those in the accompanying consolidated statements of income prepared in accordance with U.S. GAAP.

Reconciliation of the total amount of the Company’s Japanese GAAP net income under its internal management reporting system to net income shown on the consolidated statements of income prepared in accordance with U.S. GAAP for the years ended March 31, 2006, 2007, and 2008 is as follows:

	2006	2007	2008
	(Yen in millions)
Japanese GAAP net income	¥71,660	60,796	40,028
Adjustment:
Catastrophic loss reserve	40,064	25,264	25,160
Other underwriting reserves	10,896	46,693	47,923
Reserve for price fluctuation	3,075	3,167	3,254
Policy acquisition cost	7,815	(18,615)	(4,559)
Revaluation of investments in securities and related investment income	18,564	3,486	(1,315)
Derivative transactions	(5,294)	927	(7,824)
Retirement and severance benefits	579	3,186	1,403
Gains from equity method investments	6,387	5,709	22,858
Deferred income taxes	(29,205)	(25,632)	(32,737)
Other	(4,651)	8,935	10,605

U.S. GAAP net income	¥119,890	113,916	104,796

Reconciliation of the amount of the Company’s Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2007 and 2008 is as follows:

	2007	2008
	(Yen in millions)
Japanese GAAP total assets	¥9,011,652	8,397,718
Adjustment:
Revaluation of investment in securities	39,495	47,368
Deferred policy acquisition costs	362,260	360,152
Prepaid reinsurance premiums on a gross basis	201,404	215,233
Reinsurance recoverable on losses on a gross basis	237,719	253,092
The difference in consolidation scope	20,585	26,928
Other	3,917	25,834

U.S. GAAP total assets	¥9,877,032	9,326,325

(22)	Subsequent events
On April 1, 2008, the Company established a holding company, Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”), through a share transfer and became its wholly owned subsidiary. The share transfer will be accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests as the proportionate shareholder interests before and after the share transfer are expected to be substantially the same. No gains or losses will be recognized upon the share transfer.

On July 1, 2008, the Company transferred all of the holding shares of its subsidiaries, Mitsui Sumitomo Kirameki Life Insurance Company, Limited and Mitsui Direct General Insurance Company, Limited, and an affiliate, Mitsui Sumitomo MetLife Insurance Co., Ltd. to MSIGH as dividends in-kind. This transaction will be accounted for as a combination under common control by MSIGH. No gains or losses will be recognized by this transaction.

Schedule I
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Summary of Investments — Other than Investments in Related Parties
March 31, 2008 and 2007

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
	(Yen in millions)
March 31, 2008:
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	¥4,254	¥4,254	¥4,254
Other	341,388	347,360	341,388

	345,642	351,614	345,642

States, municipalities and political subdivisions:
Other	1,714	1,714	1,714

	1,714	1,714	1,714

All other corporate bonds	102,118	105,765	102,118

Total fixed maturities	449,474	459,093	449,474

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	113,676	119,191	119,191
Other	685,783	711,429	711,429

	799,459	830,620	830,620

States, municipalities and political subdivisions:
United States	125	128	128
Other	716,210	729,256	729,256

	716,335	729,384	729,384

Public utilities	159,394	161,150	161,150
All other corporate bonds	1,600,908	1,613,031	1,613,031

Total fixed maturities	3,276,096	3,334,185	3,334,185

Equity securities:
Common stocks:
Public utilities	11,421	35,561	35,561
Banks, trust and insurance companies	122,522	209,402	209,402
Industrial, miscellaneous and all other	948,789	2,244,607	2,244,607

	1,082,732	2,489,570	2,489,570

Nonredeemable preferred stocks	58,316	58,203	58,203

Total equity securities	1,141,048	2,547,773	2,547,773

Total securities	4,866,618	¥6,341,051	6,331,432

Mortgage loans on real estate	9,859		9,859
Real estate — investment properties	43,151		43,151
Policy loans	39,536		39,536
Other long-term investments	749,385		749,385
Short-term investments	120,086		120,086

Total investments	¥5,828,635		¥7,293,449

Schedule I
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Summary of Investments — Other than Investments in Related Parties
March 31, 2008 and 2007

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
	(Yen in millions)
March 31, 2007:
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥294,940	¥296,153	¥294,940

	294,940	296,153	294,940

States, municipalities and political subdivisions:
Other	84,878	84,752	84,878

	84,878	84,752	84,878

All other corporate bonds	4,397	4,394	4,397

Total fixed maturities	384,215	385,299	384,215

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	101,017	107,020	107,020
Other	652,349	670,035	670,035

	753,366	777,055	777,055

States, municipalities and political subdivisions:
United States	131	140	140
Other	778,357	798,709	798,709

	778,488	798,849	798,849

Public utilities	180,826	184,094	184,094
Convertibles and bonds with warrants attached	78	78	78
All other corporate bonds	1,531,118	1,557,728	1,557,728

Total fixed maturities	3,243,876	3,317,804	3,317,804

Equity securities:
Common stocks:
Public utilities	11,582	49,100	49,100
Banks, trust and insurance companies	120,509	251,902	251,902
Industrial, miscellaneous and all other	915,117	2,952,940	2,952,940

	1,047,208	3,253,942	3,253,942

Nonredeemable preferred stocks	58,316	58,632	58,632

Total equity securities	1,105,524	3,312,574	3,312,574

Total securities	4,733,615	¥7,015,677	7,014,593

Mortgage loans on real estate	11,511		11,511
Real estate — investment properties	49,192		49,192
Policy loans	38,523		38,523
Other long-term investments	715,972		715,972
Short-term investments	113,671		113,671

Total investments	¥5,662,484		¥7,943,462

Schedule III
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Supplementary Insurance Information
Years ended March 31, 2008, 2007 and 2006

	Losses,			Claims,
	claims and			losses and
	loss	Unearned	Premium	settlement	Premiums
Line of Business	expenses	premiums	revenue	expenses	written
	(Yen in millions)
Property and casualty:
Year ended March 31, 2008:
Voluntary automobile	¥325,606	¥237,252	¥621,036	¥405,656	¥624,949
Compulsory automobile liability	211,553	313,405	193,572	133,688	191,256
Fire and allied lines	134,890	535,143	209,396	114,095	225,259
Personal accident	56,466	100,502	132,171	73,921	138,896
Cargo and transit	43,669	39,094	97,696	35,753	98,846
Hull	33,795	14,152	21,508	15,933	21,867
Other	381,615	250,408	227,306	127,211	236,543

Total	¥1,187,594	¥1,489,956	¥1,502,685	¥906,257	¥1,537,616

Year ended March 31, 2007:
Voluntary automobile	¥306,800	¥223,053	¥600,371	¥401,429	¥599,663
Compulsory automobile liability	218,218	326,979	193,663	137,607	192,087
Fire and allied lines	123,296	497,494	185,208	93,302	208,182
Personal accident	49,888	91,003	134,369	69,292	139,795
Cargo and transit	42,596	35,332	90,286	38,802	91,379
Hull	31,530	12,632	18,496	16,620	19,602
Other	372,602	253,086	246,687	152,604	238,671

Total	¥1,144,930	¥1,439,579	¥1,469,080	¥909,656	¥1,489,379

Year ended March 31, 2006:
Voluntary automobile	¥283,073	¥207,685	¥590,052	¥370,790	¥587,253
Compulsory automobile liability	213,934	332,780	193,871	154,440	193,402
Fire and allied lines	113,979	476,242	180,143	97,810	205,214
Personal accident	48,453	85,470	133,476	60,089	143,190
Cargo and transit	51,992	32,280	79,963	34,722	83,282
Hull	27,385	10,193	15,551	14,508	16,564
Other	310,529	263,927	229,745	149,264	229,602

Total	¥1,049,345	¥1,408,577	¥1,422,801	¥881,623	¥1,458,507

Schedule III
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Supplementary Insurance Information
Years ended March 31, 2008, 2007 and 2006

				Policyholder
	Losses, claims	Liability for		benefits for
	and	future policy	Premium	life insurance
	loss expenses	benefits	revenue	contracts
	(Yen in millions)

Life:

Year ended:

March 31, 2008	¥10,226	¥911,165	¥192,731	¥156,683
March 31, 2007	8,620	825,426	193,551	156,591
March 31, 2006	7,172	724,844	179,430	151,365

Schedule IV
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Reinsurance
Years ended March 31, 2008, 2007 and 2006

			Assumed		Percentage
		Ceded	from		of amount
	Gross	to other	other	Net	assumed
	amount	companies	companies	Amount	to net
	(Yen in millions)

Property and casualty insurance premiums:
Year ended:
March 31, 2008	¥1,597,352	¥361,138	¥266,471	¥1,502,685	17.7%
March 31, 2007	1,569,975	365,319	264,424	1,469,080	18.0%
March 31, 2006	1,497,701	325,233	250,333	1,422,801	17.6%

Life insurance premiums:
Year ended:
March 31, 2008	¥193,392	¥661	¥—	¥192,731	—
March 31, 2007	194,197	646	—	193,551	—
March 31, 2006	179,963	533	—	179,430	—

Schedule V
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED
AND SUBSIDIARIES
Valuation and Qualifying Accounts
Years ended March 31, 2008 and 2007

		Additions
		Charged
	Balance at	to costs	Charged		Balance at
	beginning	and	to other		end of
Description	of year	expenses	accounts	Deductions	year
	(Yen in millions)
Year ended March 31, 2008:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥57,985	¥2,050	¥—	¥(9,708)	¥50,327
Valuation allowance — loans:
Specific allowance	951	(175)	—	(124)	652
General reserve	699	(253)	—	—	446
Allowance for doubtful accounts	4,240	(771)	—	—	3,469
Accumulated depreciation — property and equipment	221,549	17,829	—	(5,927)	233,451

Year ended March 31, 2007:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥65,384	¥2,231	¥—	¥(9,630)	¥57,985
Valuation allowance — loans:
Specific allowance	4,565	(1,292)	—	(2,322)	951
General reserve	2,314	(1,615)	—	—	699
Allowance for doubtful accounts	3,267	973	—	—	4,240
Accumulated depreciation — property and equipment	219,868	15,214	—	(13,533)	221,549