Form 20-F
period 2010-03-31
MS&AD Insurance Group Holdings, Inc.
filed 2010-09-29
CIK 1431048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from to
Commission file number: 333-163336
MS&AD Inshuaransu Gurupu Horudingusu Kabushiki Kaisha
(Exact name of registrant as specified in its charter)
MS&AD Insurance Group Holdings, Inc.
(Translation of registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	Yaesu 1-3-7, Chuo-ku, Tokyo, Japan (Address of principal executive offices)
Tsuyoshi Hatae, +81-3-6202-5270, t-hatae@ms-ad-hd.com, +81-3-6202-6882, Yaesu 1-3-7, Chuo-ku, Tokyo 103-0028, Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Stock
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2010, 414,953,629 shares of Common Stock of the registrant were outstanding.
     On April 1, 2010, the registrant issued shares of its common stock to the then shareholders of Aioi Insurance Company, Limited (“Aioi”) in exchange for the shares of Aioi’s common stock that they held, at the exchange ratio of 0.190 shares of the registrant’s common stock for each share of Aioi’s common stock. As of March 31, 2010, 734,101,352 shares of Aioi’s common stock were outstanding, which were equivalent to 139,479,256 shares of the registrant’s common stock.
      On April 1, 2010, the registrant issued shares of its common stock to the then shareholders of Nissay Dowa General Insurance Company, Limited (“NDGI”) in exchange for the shares of NDGI’s common stock that they held, at the exchange ratio of 0.191 shares of the registrant’s common stock for each share of NDGI’s common stock. As of March 31, 2010, 379,538,006 shares of NDGI’s common stock were outstanding, which were equivalent to 72,491,759 shares of the registrant’s common stock.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐            No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐            No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑            No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐            No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☑	Accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐            Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐            No ☑

		Page
	PART I
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	9
Item 4A.	Unresolved Staff Comments	43
Item 5.	Operating and Financial Review and Prospects	43
Item 6.	Directors, Senior Management and Employees	76
Item 7.	Major Shareholders and Related Party Transactions	80
Item 8.	Financial Information	81
Item 9.	The Offer and Listing	81
Item 10.	Additional Information	83
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	93
Item 12.	Description of Securities Other Than Equity Securities	97

	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	97
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	97
Item 15T.	Controls and Procedures	97
Item 16A.	Audit Committee Financial Expert	98
Item 16B.	Code of Ethics	98
Item 16C.	Principal Accountant Fees and Services	98
Item 16D.	Exemption from the Listing Standards for Audit Committees	98
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99
Item 16F.	Changes in Registrant’s Certified Accountant	99
Item 16G.	Corporate Governance	99

	PART III
Item 17.	Financial Statements	99
Item 18.	Financial Statements	99
Item 19.	Exhibits	99
Index to Consolidated Financial Statements and Financial Statement Schedule		F-1
EX-1.1 Articles of Incorporation of the registrant (English translation)
EX-1.2 Share Handling Regulations of the registrant (English translation)
EX-1.3 Regulations of the board of directors of the registrant (English translation)
EX-1.4 Regulations of the board of corporate auditors of the registrant (English translation)
EX-8.1 List of subsidiaries of the registrant
EX-11.1 MS&AD Insurance Group Basic Compliance Policy (English translation) and MS&AD Insurance Group Basic Policy Regarding Internal Control System (relevant provisions) (English Translation)
EX-12.1 Certification of the Chief Executive Officer required by Rule 13a-14(a)
EX-12.2 Certification of the Chief Financial Officer required by Rule 13a-14(a)
EX-13.1 Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
EX-13.2 Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
     MS&AD Insurance Group Holdings, Inc. (the “Company”) was formed on April 1, 2010, by changing its name from Mitsui Sumitomo Insurance Group Holdings, Inc. and issuing shares of its common stock to the then shareholders of Aioi Insurance Company, Limited and Nissay Dowa General Insurance Company, Limited in exchange for the shares of the latter two companies’ common stock that they held (the “Share Exchange”). Financial information of the Company as of or for a period ended a date prior to April 1, 2010 that is disclosed in this annual report is information of Mitsui Sumitomo Insurance Group Holdings, Inc. Other information of the Company, unless otherwise indicated, is information of Mitsui Sumitomo Insurance Group Holdings, Inc., taken together with Aioi Insurance Company, Limited and Nissay Dowa General Insurance Company, Limited.
     As used in this annual report, references to the “Company” or “MS&AD” are to MS&AD Insurance Group Holdings, Inc. Also, as used in this annual report, references to “we”, “our” and “us” are to the Company and, except as the context otherwise requires, its subsidiaries. References to “MSI” are to Mitsui Sumitomo Insurance Company, Limited, references to “MSIG” are to Mitsui Sumitomo Insurance Group Holdings, Inc. (as of any time on or after April 1, 2008) or MSI (as of any time on or before March 31, 2008), references to “Aioi” are to Aioi Insurance Company, Limited, and references to “NDGI” are to Nissay Dowa General Insurance Company, Limited, in each case on a consolidated basis except where the context otherwise requires.
     As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.
     As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States and “Japanese GAAP” means accounting principles generally accepted in Japan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.
     Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
     Not applicable.

Item 3.	Key Information.
A. Selected Financial Data.
U.S. GAAP Selected Financial Data
     The following selected consolidated statement of operations data for the years ended March 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of March 31, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended March 31, 2006 and 2007, and the selected consolidated balance sheet data as of March 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report. These financial statements were prepared in accordance with U.S. GAAP. You should read these data together with Item 5 of this annual report and our consolidated financial statements included in this annual report.
     On April 1, 2008, MSI established a holding company, MSIG, through a share transfer and became its wholly owned subsidiary. The share transfer is considered a transaction between entities that have a high degree of common ownership (the “Exchange Transaction”). The only net assets of MSIG immediately after the Exchange Transaction were those of MSI and its subsidiaries immediately prior to the Exchange Transaction, and the shareholders (and their respective relative ownership percentages) of MSIG immediately after the Exchange Transaction were identical to the shareholders of MSI immediately prior to the Exchange Transaction. Therefore, the assets and liabilities of MSI and its subsidiaries, as well as their previously reported results of operations and cash flows have been included in MSIG’s consolidated financial statements at their historical amounts because the Exchange Transaction was deemed to lack substance. Further, the consolidated financial statements for those periods preceding the formation and MS&AD present MSIG’s financial condition and results of operations as if MSIG had been in existence, and the Exchange Transaction had occurred, as of the beginning of the earliest period presented.
Selected Financial Data Prepared in Accordance with U.S. GAAP

	Year Ended March 31,
	2006	2007	2008	2009	2010
		(Yen in millions, except per share data)
Selected consolidated statement of operations data:
Net premiums written	¥1,458,507	¥1,489,379	¥1,537,616	¥1,448,273	¥1,395,238
Net premiums earned	1,422,801	1,469,080	1,502,685	1,508,403	1,396,637
Premium income for life insurance contracts	179,430	193,551	192,731	190,113	188,373
Investment income, net of investment expenses	156,102	179,189	185,265	154,012	127,733
Net realized gains (losses) on investments	50,199	24,315	(17,370)	(134,885)	4,736
Total revenues	1,808,532	1,866,135	1,863,311	1,717,643	1,717,479
Losses and claims incurred and provided for	881,623	909,656	906,257	960,041	855,914
Total expenses	1,627,555	1,698,696	1,709,552	1,799,619	1,650,063
Net income (loss) attributable to MSIG	119,890	113,916	104,796	(70,240)	49,983
Selected consolidated balance sheet data (period end):
Total investments	¥7,481,988	¥7,943,462	¥7,293,449	¥6,085,854	¥6,365,417
Total assets	9,398,714	9,877,032	9,326,325	8,234,855	8,444,736

	Year Ended March 31,
	2006	2007	2008	2009	2010
		(Yen in millions, except per share data)
Total liabilities	6,742,777	6,985,891	6,898,440	6,545,339	6,443,858
Common stock	100,000	100,000	100,000	100,000	100,000
Accumulated other comprehensive income	1,119,324	1,255,766	713,667	79,960	376,234
Total shareholders’ equity	2,652,968	2,874,460	2,409,299	1,676,684	1,992,480
Number of shares outstanding	426,186,348	423,360,631	421,320,739	419,300,096	414,953,629
Per share data(1):
Earnings (loss) per share — basic	¥280.36	¥267.47	¥247.59	¥(166.82)	¥119.30
Shareholders’ equity(2)	6,224.90	6,789.63	5,718.44	3,998.77	4,801.69
Cash dividends	45.00	50.00	50.00	57.00	54.00
Cash dividends(3)	$0.41	$0.43	$0.41	$0.54	$0.56
Key ratios(4):
Net loss ratio(5)	62.0%	61.9%	60.3%	63.6%	61.3%
Combined loss and expense ratio(6)	97.6%	99.1%	98.7%	106.1%	101.1%

Notes:

(1)	The per share data for the fiscal years March 31, 2006, 2007 and 2008 have been retrospectively adjusted to reflect the Exchange Transaction described above.

(2)	At period end, calculated using the number of shares then outstanding (excluding shares held by MSIG).

(3)	Calculating using the yen-dollar exchange rate at the date of our shareholders’ meeting at which the relevant dividend payment was approved.

(4)	The key ratios relate to the property and casualty insurance reportable segment.

(5)	The ratio of losses incurred to net premiums earned.

(6)	Sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of underwriting and administrative expenses incurred to net premiums written.
Exchange Rate Data
     Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥93 per $1.00. This was the approximate exchange rate in Japan on March 31, 2010. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.
     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

	High	Low	Average(1)	Period-end
Fiscal year ended March 31,
2006	¥120.93	¥104.41	¥113.67	¥117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
Calendar year 2010
March	¥93.40	¥88.43	¥90.72	¥93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June	92.33	88.39	90.81	88.49
July	88.59	87.42	87.50	86.43
August	86.42	84.10	85.37	84.10
September (through September 24)	86.77	83.05	84.49	84.24

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.
     As of September 24, 2010, the noon buying rate was ¥84.24 per $1.00.

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
Risks Relating to Our Business
If economic conditions in Japan remain difficult or deteriorate further, our financial condition and results of operations may be adversely affected.
     We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.
     Starting in 2007, and particularly since the second half of 2008, the business environment was extremely adverse for many of our businesses. While there have been signs of such deterioration abating, economists believe the Japanese and global economies have entered into a recessionary period and are projecting significant negative macroeconomic trends, including higher unemployment, lower consumer spending, declines in home purchases and substantial increases in delinquencies on consumer debt. Moreover, recent disruptions in the financial markets, particularly the reduced availability of credit and tightened lending requirements, have impacted the ability of borrowers to borrow at affordable rates. We cannot predict the length and severity of a recession, but as with most businesses, we believe a longer or more severe recession could have an adverse effect on our business and results of operations.
     A continued economic slowdown could adversely affect us through reduced demand for our products and pressure on our investment portfolios. For example, as consumers purchase fewer automobiles, our sales of automobile insurance may decline. Also, as consumers become more cost conscious, they may choose lower levels of automobile and homeowners insurance. Our investment portfolio could also be adversely affected as a result of deteriorating financial and business conditions.
     In response to the crisis affecting financial markets and the broader economy, the Japanese government has taken or is considering taking action to address such conditions and increasing spending to stimulate the economy. However, there can be no assurance as to what impact such actions will have on the financial markets or on economic conditions, and the economic climate may not improve significantly in the near term. The length and severity of a continuing weakness in the Japanese economy could materially and adversely affect our business, financial condition and results of operations.
Deregulation, consolidation and the entry of new competitors has intensified competition in the Japanese insurance industry.
     Japan’s current Insurance Business Law enacted in April 1996 contains provisions designed to deregulate and increase competition in the life and non-life insurance business in Japan. The Law has provisions permitting life insurance companies and non-life insurance companies to enter each other’s business through subsidiaries, and also permits the entry of foreign insurance companies with global operations into the Japanese insurance market and the entry of new competitors that have traditionally been engaged in non-insurance business activities. Furthermore, an amendment to the Law in 1998 has allowed non-life insurers to set their own premium rates, which has effectively opened the door to premium rate competition.

     Regulatory reform and other changes in the financial services market, such as the privatization of Japan Post in October 2007 and full liberalization of over-the-counter sales of insurance products at banks in December 2007, are also accelerating competition in both price and quality of insurance products. Such competition could adversely affect our profitability.
Japan is prone to natural disasters, which can result in substantial claims on non-life insurance policies.
     Japan is frequently subject to earthquakes, typhoons, windstorms, floods and other types of natural disasters, the frequency and severity of which are inherently unpredictable. See, for example, “Business of MS&AD — Lines of Business — Fire and Allied Lines (Excluding Earthquake)” for a list of major windstorms and floods that affected Japan during the last 30 years. For example, we paid insurance claims in the aggregate amount of approximately ¥77 billion under fire and allied lines insurance in connection with Typhoon No. 19 that occurred in September 1991, and ¥53 billion in connection with Typhoon No. 18 that occurred in September 2004. These types of natural disasters can have a serious impact on us depending on their frequency, their nature and scope, the amount of insurance coverage we had written in respect of them, the amount of claims for losses, the timing of such claims and the extent to which our liability is covered by reinsurance. The occurrence of a natural disaster, or a series of natural disasters, the severity, frequency or nature of which we did not predict, or for which we were not adequately reinsured, could significantly affect our financial condition or results of operations.
We may be required to augment our reserves in case of unforeseen losses.
     The insurance business is unlike manufacturing and most other businesses in that, at the time of a “sale” — the writing of an insurance policy and the payment of the premium — the “cost” of sale — the payment of a claim for a loss under the insurance policy — is not yet determined.
     Claim and claim adjustment expense reserves (loss reserves) represent management’s estimate of the ultimate unpaid cost of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, we also take into account estimated recoveries from reinsurance, salvage and subrogation.
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
     We continually refine our loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Informed judgment is applied throughout the process, including the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claim personnel and lawyers, as well as other members of management. Therefore, management may have to consider varying individual viewpoints as part of its estimation of loss reserves.
     We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates including but not limited to the future settlement environment, final resolution of the estimated liability could be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable or unfavorable.
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

We are subject to risks associated with reinsurance.
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
Our investment activities entail risks.
     We invest our policyholders’ premiums in a portfolio of assets. See “Business of MS&AD — Investments” for the breakdown of our asset portfolio. These assets are subject to the normal risks associated with these kinds of investments, including the risk that changes in market prices, interest rates, market indices, levels of volatility, price correlations, liquidity or other market factors might result in losses for a specific position or portfolio and the risk that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in our incurring losses. In particular, to the extent our investment portfolio includes corporate stocks, it is subject to frequent and volatile changes in their values. As of March 31, 2010, Japanese equities available for sale represented 28% (¥1,779 billion) of total investments other than investments in affiliates (as will hereinafter be described in detail). In addition, we are subject to interest rate risk due to our investments in fixed income instruments as well as deposit-type insurance and long-term insurance liabilities. A decrease in interest rates decreases the value of our portfolio and thereby adversely affects our financial condition. Also, economic sluggishness, a decline of the equity market or real estate prices in Japan, an increase in the number of bankruptcy filings in Japan, or a combination of such events, could increase defaults by issuers or borrowers.
The determination of the fair value of our financial assets and financial liabilities is highly subjective and could materially impact our operating results and financial condition.
     In determining the fair value of our financial assets and financial liabilities, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets’ and financial liabilities’ fair values. Changing market conditions could materially affect the determination of the fair value of our securities and unrealized net capital gains and losses could vary significantly. Determining fair value is highly subjective and could materially impact our operating results and financial condition.
Our foreign assets and liabilities are exposed to foreign currency fluctuations.
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

Our financial results may be materially adversely affected by unpredictable events.
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
     We recognize the scientific view that the world is getting warmer. Climate change, to the extent it produces rising temperatures and changes in weather patterns, could impact the frequency or severity of weather events such as typhoons, adversely affecting our financial condition, profitability or cash flows.
We may not succeed in executing our growth strategies outside of Japan.
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
Business interruptions, human factors or external events may adversely affect our financial results.
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
System failures may adversely affect our reputation, operations and financial condition.
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
Unauthorized disclosure of personal information held by us may adversely affect our business.
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

A downgrade in the financial strength ratings of any of our operating subsidiaries could limit its ability to market products, increase the number of policies being surrendered and hurt its relationships with customers and trading counterparties.
     Financial strength ratings, which are intended to measure an insurer’s ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. On an ongoing basis, rating agencies review the financial performance and condition of us and could downgrade or change the outlook on our ratings due to, for example, a change in a rating agency’s determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of our investment portfolio.
Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or our ability to obtain credit on acceptable terms.
     The capital and credit markets have been experiencing extreme volatility and disruption. In some cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity. In the event that we need access to additional capital, our ability to obtain such capital may be limited and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the insurance industry, our credit ratings and credit capacity. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our liquidity may prove to be insufficient.
Japanese life insurance and non-life insurance companies have been subject to increasing scrutiny and regulatory actions in connection with under-payment and non-payment of claims and benefits.
     As the product offerings of Japanese life and non-life insurance companies have expanded, in recent years the Financial Services Agency of Japan, or the FSA, has more closely scrutinized disclosure made to policyholders and instances in which insurers have failed to pay claims and benefits payable to insured parties. For example, in November 2005, the FSA issued a business improvement order to MSIG, together with 25 other non-life insurance companies, ordering improvements in corporate governance, disclosure to policyholders, product development and policy claim payment procedures, among other things.
     We take these administrative measures with the utmost seriousness, and in response to a business suspension order in June 2006, we submitted a business improvement plan to the FSA in July 2006. Under the plan, we believe we are improving and strengthening corporate governance, claims payment and product development administration systems, policyholder protection and benefits, and the legal compliance system. However, given the increasing regulatory scrutiny and actions, including business suspension orders given by the FSA to 10 insurance companies in March 2007 (not including MSIG), we cannot fully assure that we will not be the subject to further review or sanctions in the future.
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
The business integration of MSIG, Aioi and NDGI may not produce the benefits anticipated.
     The success of the business integration of MS&AD will depend, in part, on our ability to achieve expected benefit including expanding growth opportunities, increasing operational efficiency.

Risks Relating to the Shares
As a holding company, our ability to pay operating and financing expenses and dividends depends on the financial performance of our principal operating subsidiaries. Our ability to pay dividends also depends on our own dividend-paying capacity.
     As a holding company, our ability to pay operating and financing expenses and dividends will depend primarily on the receipt of sufficient funds from our principal operating subsidiaries. Statutory provisions regulate our operating subsidiaries’ ability to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner and in amounts sufficient to pay our operating and financing expenses to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of liquidity.
     Under the Corporation Law of Japan, or the Corporation Law, we will not be able to declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP).
Our shareholders may not receive the dividend they anticipate.
     The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. We ultimately determine the actual dividend payment amount to our shareholders of record on a record date, including whether we will make any dividend payment to such shareholders at all, after the expiry of such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividend they anticipate.
Investors holding less than a unit of shares will have limited rights as shareholders.
     Pursuant to the Corporation Law and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one “unit”. The Corporation Law imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our books and records. The transferability of shares of our common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of MS&AD shares, see “Unit Share System” under Item 10.B.
Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.
     Our Articles of Incorporation, Regulations of the Board of Directors, and the Corporation Law and the Insurance Business Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.
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
A. History and Development of the Company.
     MS&AD is a joint-stock company incorporated under the laws of Japan. Our principal offices are located at 3-7, Yaesu 1-chome, Chuo-ku, Tokyo, 103-0028, Japan. Our telephone number is +81-3-6202-5270.
     MS&AD was formed on April 1, 2008, under the name of Mitsui Sumitomo Insurance Group Holdings, Inc., as the holding company for MSI and its subsidiaries. In connection with its share exchanges with Aioi and NDGI, whereby they became its wholly-owned subsidiaries, MSIG changed its name to the current name of MS&AD Insurance Group Holdings, Inc. on April 1, 2010.
     Details of the share transfer and the share exchanges are described below.
Share Transfer
     MSI was established through merger on October 1, 2001, between Mitsui Marine and Fire Insurance Company, Limited, an insurance company established in Tokyo, Japan, in 1918, and Sumitomo Marine and Fire Insurance Company, Limited, an insurance company established in Osaka, Japan, in 1893, with Mitsui Marine as the surviving company. The surviving company adopted the name of Mitsui Sumitomo Insurance Company, Limited.
     The board of directors of MSI adopted a Share Transfer Plan, which later was approved by a shareholders’ meeting of MSI. Under the plan, MSIG was formed — and the Share Transfer became effective — on April 1, 2008.
     Upon the effectiveness of the Share Transfer, MSIG acquired all of the issued shares of MSI’s common stock. Shareholders of MSI’s common stock whose names appeared in the register of shareholders of MSI as of the close of March 31, 2008 were allotted shares of MSIG’s common stock in amounts based on the ratio of 1.0 MSI share for 0.3 MSIG shares, and such amount (excluding fractional shares) was reflected on MSIG’s register of shareholders.
     On July 1, 2008, MSIG acquired all shares of Mitsui Sumitomo Kirameki Life Insurance Company, Limited, Mitsui Direct General Insurance Company, Limited and Mitsui Sumitomo MetLife Insurance Company, Limited, which had previously been held by MSI, by way of MSI’s distribution in kind to MSIG.
Share Exchanges (Business Integration)
     On January 23, 2009, the board of directors of each of MSIG, Aioi and NDGI adopted resolutions authorizing each company to proceed with negotiating the terms of the business integration, including the Share Exchange, and the subsequent merger between Aioi and NDGI, with a view to completing the integration in April 2010. The three companies made a joint public announcement of their agreement to commence discussions towards the proposed management integration on January 23, 2009.
     On September 30, 2009, the boards of directors of MSIG, Aioi and NDGI adopted resolutions approving the execution of a share exchange agreement among the three companies setting forth the terms of the share exchanges between MSIG, and Aioi and NDGI, including the share exchange ratios of 0.190 MSIG shares for each Aioi share and 0.191 MSIG shares for each NDGI share, respectively, subject to modification under certain conditions. The boards of directors of Aioi and NDGI also adopted resolutions approving the merger between those two companies, which is expected to occur on October 1, 2010.

     With approvals from their respective shareholders meetings and permissions and other approvals from relevant authorities, MSIG, Aioi and NDGI completed the business integration on April 1, 2010, and established the new group “MS&AD Insurance Group” in which MS&AD, former MSIG, stands as its holding company.
     As a result of the Share Exchange which took effect on April 1, 2010, MS&AD acquired all of the issued shares of Aioi and NDGI’s common stock, and the shareholders of Aioi and NDGI were allotted shares of the MS&AD’s common stock in amounts based on the aforementioned share exchange ratios.
     MS&AD entered into an agreement with each of the aforementioned domestic insurance companies under which MS&AD is to administer their management.
B. Business Overview.
Overview
THE JAPANESE NON-LIFE INSURANCE INDUSTRY
History
     The first Japanese private non-life insurance company was incorporated in 1879. Following the enactment of the Insurance Business Law in 1900, the Japanese non-life insurance business prospered, mainly as a result of the rapid expansion of the Japanese economy during World War I. However, this period was followed by a recession, the great earthquake in Tokyo in 1923 and the financial crisis of 1929, which resulted in Japanese non-life insurance companies incurring substantial losses and led them to reorganize and form various cartels, pools and cooperative associations.
     During World War II, under the guidance of the Japanese Government, the industry was again reorganized. The number of companies was reduced from 48 in 1940 to 16 in 1945.
     Following the end of World War II, Japanese non-life insurance companies resumed their business without the benefit of an overseas underwriting market and with the loss of almost all of their previous overseas assets and the burden of huge deficits. Nevertheless, the Japanese non-life insurance business grew rapidly, in parallel with the rapid expansion of the Japanese economy from the late 1950s. In the 1970s, the growth rate of the Japanese non-life insurance industry decreased as a result of reduced growth in the Japanese economy, but in the latter half of the 1980s the growth rate again increased, following changes in Japanese social and economic structures. In the 1980s, significant non-life insurance business growth was achieved through sales of automobile insurance and by the marketing to individuals of insurance policies with a maturity refund, which customers viewed as an attractive form of investment. However, since the 1990s after the collapse of the Japanese bubble economy, the growth of Japanese non-life insurance business has been sluggish.
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
Industry Background
     The premium of the non-life insurance in Japan has been closely related to a variety of factors, including the number of housing starts and motor vehicles on the road and the volume of foreign trade. It has also been related to the growth of new kinds of risks arising in the course of social and economic development, such as concepts of liability compensation, and to increasing public awareness of insurance and its functions.
     The net premium received for the whole non-life insurance industry was ¥7.0 trillion for the fiscal year ended March 31, 2010. Automobile insurance accounted for 49% of the net premium, compulsory automobile liability 12%, fire 15%, personal accident 9%, and others 15%.

     The Japanese non-life insurance industry has gone through tremendous changes due to the deregulation and liberalization in the last 15 years. On April 1, 1996, the Insurance Business Law was revised for the first time in 56 years, followed half a year later by the removal of the prohibition on the reciprocal entry between the life and non-life insurance sectors. In July 1998, the mandatory bureau rates were abolished and the insurance industry entered into a period of liberalization. Mergers and reorganizations became active after 2000, and MSI was created on October 1, 2001 through the merger of Mitsui Marine and Fire Insurance Co. and Sumitomo Marine and Fire Insurance Co. Aioi was incorporated in April 2001 as a result of the merger of Dai-Tokyo Fire & Marine Insurance Co., Ltd. and Chiyoda Fire & Marine Insurance Co., Ltd. NDGI was formed in April 2001 as a result of the merger between Nissay General Insurance Co., Ltd. and The Dowa Fire and Marine Insurance Co., Ltd.
     There were 30 non-life insurance companies in Japan as of March 31, 2001, of which 2 companies have gone out of business since. As to listed non-life insurance companies, the number has decreased from 14 companies to 5 companies (including 4 holding companies). As of April 1, 2010, there were 52 insurers which held non-life insurance operating licenses, of which 21 were foreign insurers. As a result of the first restructuring in 2001 and the second restructuring in 2010, the top three groups in the non-life insurance industry including MS&AD account for approximately 90% of the market share.
     Also notable are the industry-wide improvements in existing practices which the industry has been implementing over the past few years in line with changes in stakeholder expectations and market-conduct requirements. Examples include the introduction of the use of confirmation-papers (for insurance sales), qualitative improvements measures for agents, consolidation of personal lines products, easier to read and understand policy-wordings and pamphlets, improved claims-checking and payment processes, and streamlined functions to handle customer complaints.
BUSINESS OF MS&AD
General
     MS&AD operates insurance and financial business through subsidiaries and affiliates in Japan, U.S., Europe, Asian countries and many other areas in the world. MS&AD’s key market is the Japanese non-life insurance business, and as a result of the business integration, MS&AD stands as the biggest in the industry in terms of consolidated premium volume.
     Through MSI, Aioi and NDGI, MS&AD underwrites the full range of non-life insurance coverage available in Japan, including automobile, compulsory automobile liability, personal accident, fire and allied lines and marine insurance. MS&AD underwrites some lines of non-life insurance coverage overseas. MS&AD also accepts and cedes reinsurance for certain lines of non-life insurance coverage.
     MSIG’s direct premiums written for the fiscal year ended March 31, 2010 were ¥1,492.9 billion, as compared with ¥1,537.4 billion for the fiscal year ended March 31, 2009, and its net premiums written for the fiscal year ended March 31, 2010 were ¥1,395.2 billion, as compared with ¥1,448.3 billion for the fiscal year ended March 31, 2009. MSIG’s net investment income for the fiscal year ended March 31, 2010 was ¥127.7 billion, as compared with ¥154.0 billion for the fiscal year ended March 31, 2009. Aioi’s direct premiums written for the fiscal year ended March 31, 2010 were ¥843.4 billion, as compared with ¥869.7 billion for the fiscal year ended March 31, 2009, and its net premiums written for the fiscal year ended March 31, 2010 were ¥808.6 billion, as compared with ¥837.4 billion for the fiscal year ended March 31, 2009. Aioi’s net investment income for the fiscal year ended March 31, 2010 was ¥71.5 billion, as compared with ¥16.1 billion for the fiscal year ended March 31, 2009. NDGI’s direct premiums written for the fiscal year ended March 31, 2010 were ¥359.4 billion, as compared with ¥346.4 billion for the fiscal year ended March 31, 2009, and its net premiums written for the fiscal year ended March 31, 2010 were ¥308.2 billion, as compared with ¥311.4 billion for the fiscal year ended March 31, 2009. NDGI’s net investment income for the fiscal year ended March 31, 2010 was ¥19.6 billion, as compared with ¥22.0 billion for the fiscal year ended March 31, 2009.
     In the life insurance business, through Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., and Aioi Life Insurance Co., Ltd., MS&AD’s wholly owned subsidiaries, and Mitsui Sumitomo MetLife Insurance Co., Ltd., a joint venture with MetLife, Inc., MS&AD underwrites a wide range of life insurance business in Japan. Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. is scheduled to merge with Aioi Life Insurance Co., Ltd., a subsidiary of Aioi within MS&AD Insurance Group, in October, 2011.
     In the overseas market, MS&AD has developed a global network in 40 countries and regions which offers insurance products and services through offices, branches, subsidiaries and affiliates in each area.

     In addition to the above, MS&AD offers a variety of financial and risk-related products and services, including Japanese 401k plans, alternative risk transfer such as weather derivatives and insurance, financing guarantees, and risk management consulting.
Lines of Business
     We engage primarily in underwriting voluntary automobile, compulsory automobile liability, fire and allied lines, personal accident, cargo and transit, hull and other insurance, principally in Japan. The following tables, prepared on a U.S. GAAP basis, set forth a breakdown of MSIG, Aioi and NDGI’s direct premiums written by its principal types of insurance for each of the fiscal years indicated:
MSIG

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions)
Voluntary Automobile	¥634,948	¥615,451	¥615,908
Compulsory Automobile Liability(1)	165,851	137,598	129,284
Fire and Allied Lines(2)	274,432	269,613	269,669
Personal Accident	146,390	143,244	141,857
Cargo and Transit	108,097	97,295	76,134
Hull	31,799	31,030	31,964
Other(3)	264,215	243,164	228,065

Total	¥1,625,732	¥1,537,395	¥1,492,881

Aioi
	Year Ended March 31,
	2008	2009	2010
		(Yen in millions)
Voluntary Automobile	¥482,650	¥478,262	¥473,049
Compulsory Automobile Liability(1)	157,533	132,713	123,185
Fire and Allied Lines(2)	117,346	123,262	121,882
Personal Accident	50,779	49,623	49,003
Marine	10,175	9,776	7,725
Other(3)	73,614	76,059	68,602

Total	¥892,097	¥869,695	¥843,446

NDGI
	Year Ended March 31,
	2008	2009	2010
		(Yen in millions)
Voluntary Automobile	¥159,915	¥158,842	¥160,575
Compulsory Automobile Liability(1)	34,794	29,497	28,044
Fire and Allied Lines(2)	59,443	64,292	69,083
Personal Accident	30,704	29,995	29,324
Cargo, Transit and Hull	9,913	9,868	8,275
Other(3)	44,509	53,927	64,086

Total	¥339,278	¥346,421	¥359,387

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2(m) of MSIG’s consolidated financial statements.

(2)	Includes earthquake insurance.

(3)	Major lines of insurance in this category are liability, aviation, workers’ compensation and movables comprehensive all risks.

     The following table, prepared on a U.S. GAAP basis, sets forth a breakdown of each key component of MSIG, Aioi and NDGI’s insurance premiums written for the fiscal year ended March 31, 2010:
MSIG

	Direct	Reinsurance	Reinsurance
	Premiums	Premiums	Premiums	Net Premiums Written(4)
	Written	Assumed	Ceded	Amount	%
	(Yen in millions, except percentages)
Voluntary Automobile	¥615,908	¥6,056	¥11,007	¥610,957	43.8%
Compulsory Automobile Liability	129,284	93,982	88,334	134,932	9.7%
Fire and Allied Lines	269,669	44,744	96,058	218,355	15.6%
Personal Accidents	141,857	2,561	8,656	135,762	9.7%
Cargo and Transit	76,134	8,057	14,858	69,333	5.0%
Hull	31,964	8,075	18,284	21,755	1.6%
Other	228,065	26,070	49,991	204,144	14.6%

Total	¥1,492,881	¥189,545	¥287,188	¥1,395,238	100.0%

Aioi
	Direct	Reinsurance	Reinsurance
	Premiums	Premiums	Premiums	Net Premiums Written(4)
	Written	Assumed	Ceded	Amount	%
	(Yen in millions, except percentages)
Voluntary Automobile	¥473,049	¥12,039	¥5,696	¥479,392	59.3%
Compulsory Automobile Liability(1)	123,185	69,619	83,213	109,591	13.6%
Fire and Allied Lines(2)	121,882	9,001	31,394	99,489	12.3%
Personal Accident	49,003	305	3,804	45,504	5.6%
Marine	7,725	896	1,799	6,822	0.8%
Other(3)	68,602	4,536	5,334	67,804	8.4%

Total	¥843,446	¥96,396	¥131,240	¥808,602	100.0%

NDGI
	Direct	Reinsurance	Reinsurance
	Premiums	Premiums	Premiums	Net Premiums Written(4)
	Written	Assumed	Ceded	Amount	%
	(Yen in millions, except percentages)
Voluntary Automobile	¥160,575	¥172	¥391	¥160,356	52.0%
Compulsory Automobile Liability(1)	28,044	19,010	18,931	28,123	9.1%
Fire and Allied Lines(2)	69,083	2,941	24,492	47,532	15.4%
Personal Accident	29,324	306	1,257	28,373	9.2%
Cargo, Transit and Hull	8,275	1,153	2,865	6,563	2.2%
Other(3)	64,086	7,099	33,905	37,280	12.1%

Total	¥359,387	¥30,681	¥81,841	¥308,227	100.0%

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2(m) to MSIG’s consolidated financial statements.

(2)	Includes earthquake insurance.

(3)	Major lines of insurance in this category are liability, aviation, workers’ compensation, movables comprehensive all risks.

(4)	Net premiums written = (direct premiums written + reinsurance premiums assumed — reinsurance premiums ceded).

Voluntary Automobile
     Automobile ownership in Japan has grown over the years to the extent that there is currently no other country in the world in which a greater number of automobiles are owned except the United States. Automobile ownership in Japan amounted to approximately 78.8 million automobiles as of March 31, 2009, a decrease of 0.3% from March 31, 2008. In line with the number of automobiles, the number of automobile accidents and the number of persons being injured or dying in such accidents have remained at high levels despite various social efforts to prevent the occurrence of such accidents. To serve the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are stricter than those under the general tort theory under the Civil Code of Japan. Over the years, the average amount of damage awards granted by Japanese courts for liability claim cases relating to automobile accidents has increased, as has the public awareness of the risks involved in automobile ownership in Japan. These circumstances have led to a substantial increase in demand for automobile insurance offered by Japanese non-life insurance companies, including MSIG, Aioi and NDGI. According to data gathered by the General Insurance Association of Japan, the industry-wide aggregate amount of net premiums written for voluntary automobile insurance in Japan was approximately ¥3,456.5 billion for the fiscal year ended March 31, 2009, a decrease of 1.3% from the previous fiscal year.
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
     Personal Injury. This coverage relates to bodily injuries of drivers and passengers of automobiles resulting from collisions or other accidents. Under this coverage, damage resulting from injury, including those caused by the insured’s own fault, are compensated up to the amount of insurance.
     Protection against Uninsured Automobiles. This coverage relates to damage claims for deaths or permanent disabilities resulting from the ownership, use or maintenance by others of automobiles, to the extent that these claims are not satisfied because such automobiles are not covered by any liability insurance or the liability insurance covering such automobiles is insufficient.
     Vehicular Damage. This coverage relates to physical damage to automobiles resulting from collision, theft or other accidents.
     In connection with bodily injury and property damage liability coverage, MS&AD provides under certain circumstances settlement assistance services whereby MS&AD assists the insured, with the insured’s prior consent and at MS&AD’s expense, in settling the insured’s liability with other persons who make claims by negotiating, proceeding with a mediation, making an out-of-court settlement, or by proceeding with a civil trial and any subsequent appeals process for a final judgment. The scope of such services is subject to the limitations under applicable law, including the law restricting non-attorneys’ participation in dispute-settlement processes. Such settlement assistance services have contributed to the growth in the demand for automobile insurance in Japan as Japanese customers are generally averse to directly participating in dispute resolution procedures.
     MS&AD underwrites automobile insurance for businesses, individuals and households. The marketing for business customers is conducted through agents in charge of respective business customers, including agents affiliated with major corporate customers such as Toyota Motor Corporation, Mitsui & Co. Ltd., Sumitomo Corporation and Sumitomo Mitsui Banking Corporation. The marketing for individual and household customers is also conducted generally through agents, including agents who are automobile dealers, gas stations and automobile service stations, as well as through general agents.
     MS&AD classifies its customers for automobile insurance into two broad categories: fleet customers who take out policies each covering ten or more automobiles and non-fleet customers who take out policies each covering less than ten vehicles. Fleet customers generally include medium-size and large businesses, and non-fleet customers include individual and household customers as well as small businesses. Different sets of premium rate tables apply to fleet and non-fleet customers. Roughly 14% of the total direct premiums written by MSIG on automobile insurance are for fleet customers. As for Aioi and NDGI, the percentage of the total direct premiums written for fleet customers on automobile insurance are roughly 11% and 10%, respectively.

Compulsory Automobile Liability
     Under the Automobile Liability Security Law, with certain minor exceptions, all automobiles operated on public roads in Japan are required to be covered by “compulsory automobile liability insurance”, which covers liability for bodily injuries. The purchase of such insurance is a condition for the official registration of automobiles and for periodic vehicle inspections. Generally, without such registration, an automobile cannot be operated in Japan. Compulsory automobile liability insurance is designed to serve the public policy of assuring the injured in automobile accidents minimum payments for their claims against those who are liable due to the operation of automobiles involved in such accidents. In the light of such public policy, licensed non-life insurance companies in Japan may not refuse to issue compulsory automobile liability policies absent reasonable grounds under the law.
     Under these policies, the maximum amount of coverage for accidents resulting in deaths is limited to ¥30 million per person, for accidents resulting in permanent disabilities, ¥30 million per person (for accidents resulting in permanent disabilities requiring nursing care at all times, ¥40 million per person), and for accidents resulting in other bodily injuries, ¥1.2 million per person. Persons who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with bodily injury liability coverage on a voluntary basis. In order to mitigate any inconvenience caused by this dual structure, i.e., compulsory and voluntary coverage, the insured is permitted to submit claims for indemnity under both the compulsory and voluntary policies to the insurance company that wrote the voluntary policy.
     Premium rates of compulsory automobile liability insurance are calculated and filed with the Financial Services Agency by the Non-Life Insurance Rating Organization of Japan, a non-profit organization established by law. A filing is deemed approved after a 90-day examination period, which may be changed at the Financial Services Agency’s discretion. After the approval of the filed premium rates, they become standard rates, and each licensed non-life insurance company in Japan, as a member insurer of the Non-Life Insurance Rating Organization of Japan, may use these rates by making individual filings of their intent to make such use with the Financial Services Agency.
     Under the law, it is stipulated that premium rates shall be as low as possible within the range of compensating reasonable costs of the insurance business efficiently. This provision has been construed to prohibit the insurer from making undue benefit from the operation of compulsory automobile liability insurance, which operates under a “no-loss, no-profit” rule. Under this rule, if there is any underwriting loss or profit to the insurer from compulsory automobile liability insurance, the result of such underwriting is adjusted by the future revision of standard premium rates.
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
Fire and Allied Lines (Excluding Earthquake)
     Fire and allied lines insurance (excluding earthquake insurance) is one of the traditional lines of insurance written by MS&AD. Fire and allied lines insurance (excluding earthquake insurance) generally covers dwelling houses, shops, offices, factories and warehouses in Japan and their contents against fire, flood, storm, lightning, explosion, theft and other perils. In addition, some policies cover loss of income caused and/or third-party liability by such perils.
     This type of insurance is written for individual customers to safeguard their personal lives and for business customers to protect their ongoing business operations through coverage of the risks mentioned above. This type of insurance also generally provides mortgage lenders, whether residential or commercial, with protection against loss or damage to mortgaged properties. Traditionally, fire and allied lines insurance (excluding earthquake insurance) has been one of the major lines for non-life insurance companies in Japan. This is reflected in the strong popular awareness of the risks addressed by this insurance, as many houses in Japan have traditionally been susceptible to fires and because Japan is struck by typhoons every year. Some of the products under this insurance line are deposit-type insurance products with a savings feature by way of a maturity refund.

     Under fire and allied lines insurance (excluding earthquake insurance), Japanese insurers may be required to make indemnity payments of a very large aggregate amount in the event of a large windstorm, flood or other natural catastrophic events. The following table sets forth information concerning major windstorms and floods in Japan.

				Amount of Claims Paid
				(Unit: Billion Yen)
	Major Claims Paid (Disasters)			Fire/New
Ranking	Disaster	Region	Date	Products	Automobile	Marine	Total
1.	Typhoon No. 19	Nationwide	Sep. 26-28, 1991	522.5	26.9	18.5	567.9
2.	Typhoon No. 18	Nationwide	Sep. 4-8, 2004	356.4	25.9	5.1	387.4
3.	Typhoon No. 18	Kumamoto, Yamaguchi, Fukuoka, etc.	Sep. 21-25, 1999	284.7	21.2	8.8	314.7
4.	Typhoon No. 7	Kinki	Sep. 22,1998	151.4	6.1	2.4	160.0
5.	Typhoon No. 23	Western Part of the Nation	Oct. 20, 2004	111.3	17.9	8.9	138.0
6.	Typhoon No. 13	Fukuoka, Saga, Nagasaki, Miyazaki, etc.	Sep. 15-20, 2006	116.1	14.7	1.2	132.0
7.	Typhoon No. 16	Nationwide	Aug. 30-31, 2004	103.7	13.8	3.5	121.0
8.	Downpour Sep. 2000	Aichi etc.	Sep. 10-12, 2000	44.7	54.5	3.9	103.0
9.	Typhoon No. 13	Kyushu, Shikoku, Chugoku	Sep. 3, 1993	93.3	3.5	1.0	97.7
10.	Hail	Chiba, Ibaraki	May 24, 2000	37.2	30.3	2.5	70.0
     MSI paid insurance indemnity in the aggregate amount of approximately ¥77 billion under fire and allied lines insurance by virtue of Typhoon No. 19 that occurred in September 1991. MSI’s net payment after the receipt of payments under ceded reinsurance was approximately ¥47 billion. NDGI paid insurance indemnity in the aggregate amount of approximately ¥21 billion under fire and allied lines insurance by virtue of Typhoon No. 19 that occurred in September 1991. NDGI’s net payment after the receipt of payments under ceded reinsurance was approximately ¥11 billion. Prior to this, particularly when public and non-public measures against disasters were underdeveloped, Japan had experienced strikes by typhoons and windstorms that caused heavier damage than in any of the events listed in the above table, such as the Isewan Typhoon of 1959 which resulted in over 150,000 damaged buildings and over 150,000 flooded buildings.
Earthquakes
     Japan is subject to frequent earthquakes. Earthquake risks, however, are not a type of risk that may easily be underwritten by non-life insurance companies in Japan because the loss that may result from one earthquake could be disastrously large and the actuarial analysis may not be effective due to the lack of adequate statistical data. The Law Concerning Earthquake Insurance was enacted in 1966 to implement an earthquake insurance program for dwellings and the contents thereof, which is entitled to the benefit of a partial reinsurance arrangement with the government and is subject to limitations on maximum insured amounts.
     We write earthquake insurance pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of fire insurance for dwellings and the contents thereof. The insured amount for earthquakes under such policies does not exceed a range of 30% to 50% of the insured amount for fire thereunder up to a maximum of ¥50 million for dwellings and ¥10 million for the contents thereof, all as prescribed by the Law Concerning Earthquake Insurance.
     Pursuant to the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders per any one occurrence is limited to ¥5.5 trillion. The earthquake risks written by direct insurers, including MSI, Aioi and NDGI, are wholly reinsured with Japan Earthquake Reinsurance Company Limited, a private reinsurer in Japan owned by major Japanese non-life insurance companies including MSI, Aioi and NDGI. Pursuant to the Law Concerning Earthquake Insurance, this portfolio is protected by (i) an excess of loss reinsurance cover arranged between Japan Earthquake Reinsurance Company and the Japanese Government and (ii) another excess of loss reinsurance cover arranged among Japan Earthquake Reinsurance Company, Toa Reinsurance Company, Limited, which is another private reinsurer in Japan, and the original direct insurers, including MSI, Aioi and NDGI, which participate in such insurance cover through retrocession agreements with Japan Earthquake Reinsurance Company. The maximum amount which is to be borne by Japan Earthquake Reinsurance Company per any one occurrence, net of the amount covered by reinsurance ceded, is ¥605.6 billion. The maximum amount which is to be borne by the Japanese Government per any one occurrence is ¥4,301.2 billion. The maximum aggregate amount which is to be borne by the original direct insurers and Toa Reinsurance per any occurrence according to the share specified under the retrocession agreements is ¥593.1 billion. The Law Concerning Earthquake Insurance requires that, if there are special needs, e.g., insufficient existing funds, for the payment of indemnity under earthquake insurance policies, the Japanese Government will make efforts to arrange for, or to facilitate, financing by non-life insurance companies for such payment.
     MS&AD writes certain earthquake insurance for buildings and structures other than dwellings as an extension of fire insurance coverage on a private basis separately from insurance under the Law Concerning Earthquake Insurance. Such earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk thereunder is reinsured by reinsurers. Such earthquake insurance has not fared well in the Japanese market due to its significantly high rates. However, the demand for this type of insurance has grown since 1995 when the Great Hanshin Earthquake occurred, and MS&AD’s exposure has also been increasing on a gross underwritten basis. MS&AD has expanded its reinsurance coverage with respect to this risk to manage its net exposure.

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
     Income Indemnity. This insurance provides the insured with coverage against loss of income caused by an injury or sickness.
     Overseas Traveler’s Personal Accident. This insurance provides the insured with coverage against accidents during travels and, if the insured has elected a special policy condition, against sickness during travels.
     Traffic Accident. This insurance covers the insured against collisions with, or accidents occurring on, automobiles, trains, planes, ships and other vehicles. A traffic accident insurance policy may cover either one particular individual or all members of a particular household.
     Many of the products under this line are or, if the insured has elected a special policy condition, may be, deposit-type insurance. We write personal accident insurance for individual customers primarily through our agents. Among various types of personal accident insurance, the three largest were general personal accident, overseas traveler’s personal accident and family accident which accounted for roughly 70% and 80% of the total direct premiums written by MSIG and Aioi, respectively, for this insurance for the fiscal year ended March 31, 2009.
     Traditionally, personal accident insurance was not a principal line of business for non-life insurance companies in Japan. This line has grown substantially from the mid-1980s to the mid-1990s as individuals in Japan acquired more leisure time and greater financial resources for personal spending and activities. The introduction of non-life insurance products with deposit-type features added to the growing popularity of personal accident insurance. While we expect this line to grow in the long-run as the personal activities of Japanese individuals expand, the short-term outlook depends largely upon the level of consumer spending, which is affected by general economic conditions in Japan, as well as the popularity of deposit-type insurance products as compared to various other financial products available to individuals in Japan.
Cargo and Transit
     Marine cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of international cargo insurance is generally governed by the Institute Cargo Clauses of International Underwriting Association. This line of insurance is distinctive in that it provides coverage to risks of acts of war. Over 90% of the insurance premiums of our marine cargo insurance policies written in Japan is from international cargoes. Our major clients for international cargo insurance are Japanese manufacturers and trading companies.
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
Hull
     Hull insurance is one of the traditional lines of insurance we write. Hull insurance covers ocean-going and coastal vessels against damage or loss caused by sinking, stranding, grounding, fire, collision and other maritime accidents. Damage and losses covered include damage to hull, disbursements for voyage, loss of earnings and liability to others for damages. Hull war risk insurance covers vessels against damage or loss resulting from acts of war. Hull insurance is available not only to vessels in operation but also to those under construction in respect of damage caused during the construction period.

     Our primary customers in this line are Japanese shipping companies who operate Japan-flagged vessels or “flag of convenience” vessels, as well as Japanese shipbuilders. The marketing for such customers is generally conducted directly by ourselves without insurance agents. Our revenues in hull insurance are influenced primarily by the number of vessels that are operated by Japanese shipping companies and the number of vessels that are being built by Japanese shipbuilders, which are in turn influenced by overall worldwide economic conditions and a number of global competitive factors surrounding those customers’ respective industries.
     A significant portion of the premiums for hull insurance is denominated in currencies other than Japanese yen, primarily U.S. dollars.
     Losses resulting from an accident involving a vessel may be very large. Thus, we actively reinsure risks under hull insurance contracts to Japanese and overseas reinsurers.
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
     The key terms of this type of policy are fixed at the inception of the policy and remain in effect during the policy period. The policyholder can terminate the savings-type insurance contract before the maturity date with a payment of a commission to us that equals the interest earned for approximately six months. The policyholder is informed at policy inception of the maturity value related to the savings portion of the policy. The maturity value of the policy represents the savings portion of the premium paid by the policyholder plus credited interest. The maturity value is paid on the policy maturity date unless a total loss as defined by the policy occurs during the policy term. No amount is paid under the savings portion of the policy if a total loss occurs during the policy term. A total loss under this type of policy occurs when the aggregate amount of claims paid in connection with losses covered by the policy within any one insurance year reaches the insured amount covered by the policy, regardless of whether claims are caused by one or more events. If a total loss occurs, the policy is immediately terminated.
     The contractual rate of interest credited to the policy varies by product and is established at the beginning of the policy period. The committed interest rate cannot be changed by us at any time during the policy term. Committed interest rates among MSI, Aioi and NDGI ranged from 0.35% to 1.25% for the fiscal year ended March 31, 2010.
     There are several key reasons for the popularity of savings-type insurance products among Japanese consumers. First, a substantial number of Japanese consumers have a negative view of the fact that premiums on a standard non-life insurance policy are not repaid at the end of the policy’s term, and the refunding feature of savings-type policies has a strong appeal to such consumers. Second, the dual characteristics of such policies have been another appealing feature, especially as products with different premium payment and refund methods have been introduced to respond to various financial needs of consumers. Third, savings-type insurance products are sold through the numerous agents of Japanese insurance companies, who often visit customers’ homes to offer insurance products, thereby allowing customers to conduct “one-stop shopping” for insurance and savings products at home. Fourth, the size of personal financial assets in Japan has risen along with the rise in personal income of Japanese consumers, and savings-type insurance products, with the dual characteristics mentioned above, have been an attractive investment target for such assets. However, the number of contracts for savings-type insurance products has decreased due to the adverse effect of extremely low rates of interest which have prevailed for over ten years.
     The premiums received under savings-type insurance are generally invested in loans and fixed income securities. The investment return may exceed or fall short of the committed interest depending on, among other factors, the expected rate of interest, the market interest rates applicable to such loans and securities and the extent to which the terms of such loans and securities match the terms of the savings-type insurance policies. From time to time, the committed interest applicable to new savings-type insurance policies is adjusted in response to changes in market levels of interest rates.

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
Loss and Expense Ratios
     We calculated and disclosed publicly our loss ratio and expense ratio based on our consolidated financial statements. The following tables, prepared on a U.S. GAAP basis, sets forth information with respect to MSIG, Aioi and NDGI’s loss and expense ratios for each of the periods indicated. Net loss ratio represents the ratio of net loss incurred to net premiums earned.

MSIG

	Year Ended March 31,
	2006	2007	2008	2009	2010	2010
		(Yen in millions, dollars in thousands, except percentages)
Voluntary Automobile:
Net premiums written	¥587,253	¥599,663	¥624,949	¥608,614	¥610,957	$6,569,430
Net premiums earned	590,052	600,371	621,036	614,199	608,071	6,538,398
Net loss incurred	370,790	401,429	405,656	382,641	395,221	4,249,688
Net loss ratio	62.8%	66.9%	65.3%	62.3%	65.0%
Compulsory Automobile Liability:
Net premiums written	¥193,402	¥192,087	¥191,256	¥148,502	¥134,932	$1,450,882
Net premiums earned	193,871	193,663	193,572	217,935	144,116	1,549,634
Net loss incurred	154,440	137,607	133,688	218,219	125,319	1,347,516
Net loss ratio	79.7%	71.1%	69.1%	100.1%	87.0%
Fire and Allied Lines:
Net premiums written	¥205,214	¥208,182	¥225,259	¥220,188	¥218,355	$2,347,903
Net premiums earned	180,143	185,208	209,396	208,331	212,674	2,286,817
Net loss incurred	97,810	93,302	114,095	94,169	90,141	969,258
Net loss ratio	54.3%	50.4%	54.5%	45.2%	42.4%
Personal Accident:
Net premiums written	¥143,190	¥139,795	¥138,896	¥136,596	¥135,762	$1,459,806
Net premiums earned	133,476	134,369	132,171	131,995	131,932	1,418,624
Net loss incurred	60,089	69,292	73,921	77,302	78,387	842,871
Net loss ratio	45.0%	51.6%	55.9%	58.6%	59.4%
Cargo and Transit:
Net premiums written	¥83,282	¥91,379	¥98,846	¥88,828	¥69,333	$745,516
Net premiums earned	79,963	90,286	97,696	92,313	69,965	752,312
Net loss incurred	34,722	38,802	35,753	35,008	30,341	326,247
Net loss ratio	43.4%	43.0%	36.6%	37.9%	43.4%
Hull:
Net premiums written	¥16,564	¥19,602	¥21,867	¥21,329	¥21,755	$233,925
Net premiums earned	15,551	18,496	21,508	20,650	21,586	232,108
Net loss incurred	14,508	16,620	15,933	15,996	15,934	171,333
Net loss ratio	93.3%	89.9%	74.1%	77.5%	73.8%
Other:
Net premiums written	¥229,602	¥238,671	¥236,543	¥224,216	¥204,144	$2,195,097
Net premiums earned	229,745	246,687	227,306	222,980	208,293	2,239,710
Net loss incurred	149,264	152,604	127,211	136,706	120,571	1,296,462
Net loss ratio	65.0%	61.9%	56.0%	61.3%	57.9%
Total:
Net premiums written	¥1,458,507	¥1,489,379	¥1,537,616	¥1,448,273	¥1,395,238	$15,002,559
Net premiums earned	1,422,801	1,469,080	1,502,685	1,508,403	1,396,637	15,017,603
Net loss incurred	881,623	909,656	906,257	960,041	855,914	9,203,375
Net loss ratio	62.0%	61.9%	60.3%	63.6%	61.3%
Net loss adjustment expenses incurred — unallocated	¥68,855	¥70,001	¥82,370	¥90,235	¥81,971	$881,409
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	66.8%	66.7%	65.8%	69.6%	67.2%
Underwriting and administrative expenses incurred(1)	¥448,832	¥482,592	¥505,549	¥529,203	¥472,452	$5,072,495
Ratio of underwriting and administrative expenses incurred to net premiums written(1)(B)	30.8%	32.4%	32.9%	36.5%	33.9%
Combined loss and expenses ratios(2)	97.6%	99.1%	98.7%	106.1%	101.1%
Net premiums/direct premiums written ratios	95.0%	94.5%	94.6%	94.2%	93.5%

(1)	This data is for MSIG’s property and casualty businesses only.

(2)	Sum of (A) and (B).

Aioi

	Year Ended March 31,
	2008	2009	2010	2010
	(Yen in millions, dollars in thousands, except percentages)
Voluntary Automobile:
Net premiums written	¥489,371	¥483,056	¥479,392	$5,154,753
Net premiums earned	491,330	486,856	479,663	5,157,667
Net loss incurred	292,399	288,362	294,101	3,162,376
Net loss ratio	59.5%	59.2%	61.3%
Compulsory Automobile Liability:
Net premiums written	¥149,546	¥119,732	¥109,591	$1,178,398
Net premiums earned	150,016	143,550	115,333	1,240,140
Net loss incurred	102,817	103,351	97,958	1,053,312
Net loss ratio	68.5%	72.0%	84.9%
Fire and Allied Lines:
Net premiums written	¥99,543	¥103,788	¥99,489	$1,069,774
Net premiums earned	82,845	85,448	83,128	893,849
Net loss incurred	33,936	33,082	38,148	410,194
Net loss ratio	41.0%	38.7%	45.9%
Personal Accident:
Net premiums written	¥48,074	¥46,118	¥45,504	$489,290
Net premiums earned	45,679	43,896	39,879	428,806
Net loss incurred	22,241	23,517	21,887	235,344
Net loss ratio	48.7%	53.6%	54.9%
Marine:
Net premiums written	¥9,923	¥9,379	¥6,822	$73,355
Net premiums earned	10,197	9,636	7,212	77,548
Net loss incurred	3,970	4,004	3,060	32,903
Net loss ratio	38.9%	41.6%	42.4%
Other:
Net premiums written	¥75,131	¥75,340	¥67,804	$729,075
Net premiums earned	70,308	70,327	68,595	737,581
Net loss incurred	44,326	46,791	57,508	618,366
Net loss ratio	63.0%	66.5%	83.8%
Total:
Net premiums written	¥871,588	¥837,413	¥808,602	$8,694,645
Net premiums earned	850,375	839,713	793,810	8,535,591
Net loss incurred	499,689	499,107	512,662	5,512,495
Net loss ratio	58.8%	59.4%	64.6%
Net loss adjustment expenses incurred — unallocated	¥38,135	¥40,055	¥39,376	$423,398
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	63.2%	64.2%	69.5%
Underwriting and administrative expenses incurred(1)	¥296,960	¥307,818	¥289,668	$3,114,710
Ratio of underwriting and administrative expenses incurred to net premiums written(1)(B)	34.1%	36.8%	35.8%
Combined loss and expenses ratios(2)	97.3%	101.0%	105.3%
Net premiums/direct premiums written ratios	97.7%	96.3%	95.9%

(1)	This data is for Aioi’s property and casualty businesses only.

(2)	Sum of (A) and (B).

NDGI

	Year Ended March 31,
	2008	2009	2010	2010
	(Yen in millions, dollars in thousands, except percentages)
Voluntary Automobile:
Net premiums written	¥159,871	¥158,728	¥160,356	$1,724,258
Net premiums earned	160,899	159,380	159,977	1,720,183
Net loss incurred	114,082	106,007	113,037	1,215,452
Net loss ratio	70.9%	66.5%	70.7%
Compulsory Automobile Liability:
Net premiums written	¥38,598	¥30,508	¥28,123	$302,398
Net premiums earned	39,357	36,906	29,463	316,806
Net loss incurred	26,778	27,744	26,959	289,882
Net loss ratio	68.0%	75.2%	91.5%
Fire and Allied Lines:
Net premiums written	¥43,430	¥47,436	¥47,532	$511,097
Net premiums earned	40,088	41,024	39,969	429,774
Net loss incurred	19,121	18,167	17,520	188,387
Net loss ratio	47.7%	44.3%	43.8%
Personal Accident:
Net premiums written	¥30,020	¥29,162	¥28,373	$305,086
Net premiums earned	30,414	29,737	29,206	314,043
Net loss incurred	15,765	16,304	16,586	178,344
Net loss ratio	51.8%	54.8%	56.8%
Cargo, Transit and Hull:
Net premiums written	¥7,931	¥7,853	¥6,563	$70,570
Net premiums earned	7,787	8,047	6,807	73,194
Net loss incurred	4,518	3,792	3,302	35,505
Net loss ratio	58.0%	47.1%	48.5%
Other:
Net premiums written	¥37,744	¥37,699	¥37,280	$400,860
Net premiums earned	37,632	38,083	39,255	422,097
Net loss incurred	21,118	22,325	21,598	232,237
Net loss ratio	56.1%	58.6%	55.0%
Total:
Net premiums written	¥317,594	¥311,386	¥308,227	$3,314,269
Net premiums earned	316,177	313,177	304,677	3,276,097
Net loss incurred	201,382	194,339	199,002	2,139,806
Net loss ratio	63.7%	62.1%	65.3%
Net loss adjustment expenses incurred — unallocated	¥17,073	¥17,683	¥18,373	$197,559
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	69.1%	67.7%	71.3%
Underwriting and administrative expenses incurred(1)	¥115,499	¥117,059	¥102,831	$1,105,710
Ratio of underwriting and administrative expenses incurred to net premiums written(1)(B)	36.4%	37.6%	33.4%
Combined loss and expenses ratios(2)	105.5%	105.3%	104.7%
Net premiums/direct premiums written ratios	93.6%	89.9%	85.8%

(1)	This data is for NDGI’s property and casualty businesses only.

(2)	Sum of (A) and (B).

Reconciliation of Beginning and Ending Liabilities for Losses and Claims
     The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of the beginning and ending liabilities for losses and claims and claim adjustment expenses of MSIG for each of the three fiscal years ended March 31, 2010:
MSIG

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥1,153,550	¥1,197,820	¥1,256,522
Less reinsurance recoverable	237,719	253,092	304,228

Net balance at beginning of year	915,831	944,728	952,294
Change in estimate of IBNR for Compulsory Automobile Liability Insurance	—	86,524	—

Incurred related to:
Current year insured events	1,094,832	1,109,730	1,077,420
Prior year insured events	(7,191)	(21,268)	(8,655)

Total incurred	1,087,641	1,088,462	1,068,765
Paid related to:
Current year insured events	576,463	610,493	613,166
Prior year insured events	483,209	483,212	480,213

Total paid	1,059,672	1,093,705	1,093,379
Foreign currency translation adjustments	928	(73,715)	6,050

Net balance at end of year	944,728	952,294	933,730
Plus reinsurance recoverable	253,092	304,228	293,347

Balance at end of year	¥1,197,820	¥1,256,522	¥1,227,077

The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of the beginning and ending liabilities for losses and claims and claim adjustment expenses related to property and casualty businesses concerning Aioi for each of the three fiscal years ended March 31, 2010:

Aioi
	Year Ended March 31,
	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥580,803	¥574,043	¥567,765
Less reinsurance recoverable	144,554	151,118	155,263

Net balance at beginning of year	436,249	422,925	412,502
Incurred related to:
Current year insured events	534,036	530,311	536,322
Prior year insured events	3,789	8,851	15,717

Total Incurred	537,825	539,162	552,039
Paid related to:
Current year insured events	324,147	325,036	329,435
Prior year insured events	227,002	224,549	213,485

Total paid	551,149	549,585	542,920
Net balance at end of year	422,925	412,502	421,621
Plus reinsurance recoverable	151,118	155,263	157,184

Balance at end of year	¥574,043	¥567,765	¥578,805

Changes in Historical Liabilities for Losses and Claims
     The table below represents MSIG’s loss reserve development data on a consolidated basis, which include all lines in property and casualty insurance. The foreign subsidiaries’ loss reserve development data in the current and all prior fiscal year is translated to Japanese yen at the exchange rates as of December 2009. The table illustrates the change over time of MSIG’s liabilities for loss and claims at the end of the fiscal years indicated. The liabilities represent the estimated amount for loss and claims arising in the current and all prior accident years that are unpaid as of the balance sheet data.
     The first section of the following table, prepared on a U.S. GAAP basis, shows net balance of total liabilities for losses and claims as initially established at the end of each stated fiscal year. The second section, reading down, shows the cumulative amounts paid, net of reinsurance and retrocessions, as of the end of the successive fiscal years with respect to the liability initially established. The third section shows the retroactive re-estimation of the initially established total liabilities for losses and claims as of the end of each successive fiscal year, which results primarily from MSIG’s expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated net balance of total liabilities for losses and claims to the ones initially established and indicates the cumulative development of the initially established net balance of total liabilities through March 31, 2010. For instance, the surplus, or deficiency, shown in the table for each year represents the aggregate amount by which the original estimates of liability at that fiscal year-end have changed in subsequent fiscal years. Accordingly, the cumulative surplus or deficiency for a fiscal year-end relates only to liabilities at that fiscal year-end and such amounts are not additive.
     Liabilities for losses and claims are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the liability is stated. The liability estimates are based upon the factors discussed under “Item 5 Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies.”
     Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liabilities in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table. Total liabilities for losses and claims and retroactive re-estimation of the liability are presented net of reinsurance.
MSIG

	Year Ended March 31,
	2005	2006	2007	2008	2009	2010
		(Yen in millions, except percentages)
Total liabilities for losses and claims	¥776,977	¥857,494	¥938,896	¥954,877	¥954,457	¥922,087
Cumulative paid as of:
One year later	390,063	444,580	470,479	466,951	472,823
Two years later	562,630	618,597	643,076	650,398
Three years later	647,320	705,781	736,820
Four years later	692,728	757,137
Five years later	720,046
Liability re-estimated as of:
One year later	780,175	891,092	938,323	941,896	940,706
Two years later	818,990	879,224	900,615	918,062
Three years later	796,853	858,583	892,610
Four years later	785,103	854,881
Five years later	780,855
Cumulative surplus (deficiency)	¥(3,878)	¥2,613	¥46,286	¥36,815	¥13,751
%	(0.5)%	0.3%	4.9%	3.9%	1.4%

     The table below represents Aioi’s loss reserve development data on a consolidated basis, which include all lines in property and casualty insurance. The table illustrates the change over time of Aioi’s liabilities for loss and claims at the end of the fiscal years indicated. The liabilities represent the estimated amount for loss and claims arising in the current and all prior accident years that are unpaid as of the balance sheet data.
Aioi

	Year Ended March 31,
	2005	2006	2007	2008	2009	2010
			(Yen in millions, except percentages)
Total liabilities for losses and claims	¥445,798	¥435,061	¥428,249	¥422,925	¥412,502	¥421,621
Cumulative paid as of:
One year later	232,199	230,548	227,269	227,813	215,595
Two years later	319,904	313,451	307,485	300,903
Three years later	372,100	364,126	351,624
Four years later	404,657	393,850
Five years later	424,500
Liability re-estimated as of:
One year later	444,274	448,745	430,427	427,067	423,248
Two years later	465,538	448,891	434,102	444,141
Three years later	462,573	451,044	453,396
Four years later	464,794	470,524
Five years later	483,388
Cumulative surplus (deficiency)	¥(37,590)	¥(35,463)	¥(25,147)	¥(21,216)	¥(10,746)
%	(8.4)%	(8.2)%	(5.9)%	(5.0)%	(2.6)%
Operations
Sales, Marketing and Underwriting
     In addition to our head office, as of March 31, 2010, MSI had 18 regional headquarters, 126 branches and 645 sub-branches located throughout Japan. Aioi had 18 regional headquarters, 107 branches and 473 sub-branches, and NDGI had 22 regional headquarters, 103 branches and 55 sub-branches located throughout Japan as of March 31, 2010.
     Regional headquarters are charged with overseeing the operations of branches and sub-branches in their respective regions. The head office has delegated to these regional headquarters powers necessary to manage and oversee the operations in their respective regions. The primary purpose of this delegation is to enable the regional headquarters to gauge and respond quickly to customers’ needs and other local market conditions. Branches and sub-branches are each responsible for a specified geographical area in which they carry out ordinary insurance activities, including policy issuance, loss adjustment and settlement of claims at their own discretion within authorized limits. Certain activities are under the direct control of the head office in Tokyo, including all reinsurance business as well as transactions involving amounts which exceed the branches’ authorized limits.
     Instead of the brokering system common in Europe and North America, non-life insurance in Japan is sold primarily through a network of full- or part-time insurance agents. As of March 31, 2010, MSI had 39,927 insurance agents, approximately 50% of whom sell insurance exclusively for MSIG. These exclusive agents accounted for approximately 35% of the total premiums written through MSIG’s agents. Aioi had 39,405 insurance agents, approximately 57% of whom sell insurance exclusively for Aioi, as of March 31, 2010. These exclusive agents accounted for approximately 39% of the total premiums written through Aioi’s agents. As of March 31, 2010, NDGI had 14,402 insurance agents, approximately 46% of whom sell insurance exclusively for NDGI. These exclusive agents accounted for approximately 39% of the total premiums written through NDGI’s agents. These agents include corporations and individuals. Agents in Japan are required to be registered with the Financial Services Agency.
     We regard the establishment of strong sales agency channels as a key factor in enhancing our competitive edge to be successful in Japan’s deregulating market environment. We stress educating our insurance agents thoroughly and on an ongoing basis, with the goal of maintaining and strengthening professional insurance agency operations, and also produce various types of system infrastructure for education. We seek to enable our agents to respond effectively to customers’ needs with appropriate knowledge of products and the ability to deal with and meet consumer demands.

     In an effort to increase customer services and to strengthen sales, MSI, Aioi and NDGI, each maintain an “agency evaluation system” and seeks to provide insurance agents with appropriate products and business knowledge, such as risk-management, financial skills and other information. This agency evaluation system works in collaboration with “Performance rating system” by which insurance agents are rated in order to determine their commission. Insurance agents are compensated on a commission basis and, depending on Performance rating system, which is conducted once every year, rates may vary from agent to agent even when dealing with the same type of insurance, according to factors such as qualifications, expansion of business volume and profitability.
Insurance Brokers
     Although we do not necessarily foresee in Japan an immediate development of a strong brokerage structure or significant increase in market scale of brokerage businesses, we will continue to monitor the potential market opportunities. In light of the continuing deregulation of the Japanese financial system, insurance brokers may in the future become an important sales channel, and we are exploring ways to take active measures to pave the way for future deployment of an effective brokerage organization.
Claims Processing
     Claims of policyholders are accepted for processing either by insurance agents or at our subsidiaries’ branch offices. The processing of insurance claims is undertaken by our subsidiaries’ branch offices and, in cases of overseas claims, by processing subsidiaries located in New York, London, Singapore, Shanghai, etc. There is great customer demand for quick claim processing conducted by a nearby office. In view of the intensifying competition in insurance and other financial markets in Japan, we have focused on expediting claim processing in order to satisfy customer needs. As of March 31, 2010, MSI had employees in 282 offices all over Japan engaging in claim processing work. Aioi and NDGI had 199 and 129 offices, respectively, for claim processing work as of March 31, 2010.
     We have set up a 24-hour-a-day, 365-day-a-year claim processing service and have provided our adjusters with portable personal computers in order to conduct quick and accurate repair-cost estimates.
Investment Trust Sales and Defined Contribution Pension Plans
     In 1998, MSI started the direct sales of investment trusts through its network of insurance agents. Now, MSI is selling various investment trusts not only to individual and corporate investors through its network of insurance agents, but also to our member company handling variable annuity products.
     On October 1, 2001, “Defined Contribution Pension Plan (DC)” was introduced in Japan upon the effectiveness of the Defined Contribution Pension Law. MSI has been supplying savings-type insurance and investment trust products for DC to its corporate customers and individual customers. Aioi aligned with Nomura Securities Co. Ltd. and Nomura Pension Support & Services Co. Ltd. and in July 2005 began a defined contribution pension (Japanese 401k) business targeted at small and medium sized enterprises. Aioi has developed insurance products specialized for defined contribution pension plans. It offers consulting prior to the adoption of a pension plan, assistance in selecting and presenting attractive products and investment education. Aioi also provides information services through call-centers and the internet.
     In April 2006, MSI became an administrator for DC, and has developed “MSI multi-company type 401k plan”, which was organized for small- and medium-sized companies. MSI has been promoting this specified plan and supporting the revision of retirement pension plan for those companies. MSI is also actively cultivating business in the individual defined contribution plan for the employees who have left their companies with corporate defined contribution plan in their mid-career.
Financial Guarantees
     MSI has been engaged in the business of providing guarantees in financial transactions, including those involving asset-backed securities, securitization products and credit derivative contracts since the 1990s, in a position as a direct insurer, a reinsurer and a protection seller of credit derivative contracts. In principle, MSI maintains a conservative policy for underwriting such financial guarantees and requires that such transactions have at least an investment-grade credit rating. As a result of the above-mentioned policy, the proportion of the exposure rated as investment-grade remains more than 97% among MSI’s entire financial guarantee portfolio.

Alternative Risk Transfer
     Following the December 1998 amendment to the Insurance Business Law, in March 1999, MSI started its own derivatives business, including trading and sales of interest rate and currency derivatives, as part of the expansion of its financial services. Subsequently, MSI’s derivatives business has included the development and sales of ART, or alternative risk transfer products, including weather and earthquake derivatives. In 2001, MSI’s weather derivatives business for customers who are financially affected by unexpected weather conditions expanded through domestic alliances with banks and other participants in the markets.
     In 2007, MSI further expanded its weather derivative / insurance business globally through MSI GuaranteedWeather LLC, a wholly-owned subsidiary, which was acquired in April 2007 to expand MSI’s weather-related business. MSI GuaranteedWeather LLC was formed by acquiring the entire business of GuaranteedWeather, Kansas, U.S., a risk management company handling weather derivatives / insurance and MSI’s business alliance partner up to the date of acquisition.
Reinsurance
     For a variety of purposes, insurers cede liabilities under their policies to reinsurers. The benefits of reinsurance include stabilization of profits by reducing fluctuations in loss ratios arising from large or multiple claims, procurement of greater capacities to write larger risks and control over exposures to extraordinary losses or catastrophes.
     We cede a portion of the risks we underwrite and pay reinsurance premiums based upon the risks subject to the terms and conditions of the reinsurance contracts. Although a reinsurer is liable to us to the extent of the risks assumed, we remain liable as the direct insurer to policyholders on all such risks.
     We cede liabilities under our policies to various reinsurers in the world, which we select primarily from the viewpoint of financial security. To protect ourselves from defaults of counterparties under outward reinsurance transactions, MSI sets a criterion and its counterparties are basically rated at “A-/A3” or higher by at least one of the internationally recognized rating agencies — A- by Standard & Poor’s, A- by A.M. Best or A3 by Moody’s. Requirements by Aioi to its reinsurers is a rating of at least BBB by Standard & Poor’s, B++ by A.M. Best or Baa2 by Moody’s, although in fact most of its reinsurers are rated “A-/A3” (A- by Standard & Poor’s, A- by A.M. Best or A3 by Moody’s) or higher by at least one of these internationally recognized rating agencies.
     We believe that there are no material amounts uncollectible from our current reinsurers.
     Nevertheless, in case that the creditworthiness of reinsurance companies might be weakened in an economic turmoil, our reinsurance protection could be affected by the reduction of available secured reinsurance capacity and such situation could limit our abilities in transferring our insurance risks. In the changing environments, we will seek the most suitable balance of strong equity capital and reinsurance protection to deal with every potential insurance risk.
     We utilize a variety of reinsurance arrangements, which are classified into two basic types: proportional reinsurance and excess-of-loss reinsurance.
     Proportional reinsurance
     In this type of reinsurance, reinsurers share a proportional part of the original premiums and losses under the reinsurance cession assumed. This type of reinsurance is used as a means to limit the loss amount on an individual-risk basis. In proportional reinsurance, the reinsurer pays the ceding insurer a ceding commission, which is generally based upon the ceding insurer’s cost of acquiring the business ceded and may also include the ceding insurer’s margin. In most cases, this type of reinsurance is arranged in the form of a reinsurance treaty, where the ceding insurer is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining a separate prior consent to each cession from the reinsurers. If the underwriting capacity provided by such a treaty is not sufficient, the ceding insurer would have to arrange for “facultative reinsurance” in which separate consent must be obtained from each reinsurer before any cession.

     Excess-of-loss reinsurance
     This type of reinsurance indemnifies the ceding insurer against a specified level of loss on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity with more competitive pricing by offering various levels of risk exposure with different terms for reinsurers with different preferences. This type of reinsurance is commonly used as a means of protecting against the occurrence of catastrophes by capping the total accumulated amount of losses from the retention of individual risks after recovery of losses from proportional reinsurance.
     By establishing an efficient and stable retention/reinsurance program structure, we aim to achieve the following:
•	Stabilize profits and maximize middle-term earnings;

•	Increase return on equity;

•	Improve each principal operating subsidiary’s combined ratio and solvency ratio; and

•	Achieve cost savings and strengthen our overall competitiveness.
     Taking account of these policies, we believe that we adequately control our exposure on both a per-risk and per-occurrence basis.
     As for natural catastrophe risks, we control our net retained loss both on a single catastrophe and/or on an annual aggregate basis within an adequate level, even in the severest years of natural catastrophe. By doing so, we aim to maintain our capital adequacy. We set a conservative criterion of Probable Maximum Loss (PML) for natural catastrophe risks of earthquake and typhoon occurrences in a single year under a probabilistic analysis model. Preparing for the realization of PML, we maintain natural catastrophe reinsurances in order to protect our equity within a required and adequate level.
     In 2007, MSIG transferred $120 million of Japan Typhoon risk to the capital markets by way of an insurance-linked security. In this transaction, MSIG entered into a reinsurance contract with an intermediary counterparty, which simultaneously transferred the risk to a special purpose vehicle via a financial contract. The special purpose vehicle issued bonds in two classes of notes to institutional investors in capital markets. While in this transaction MSIG owes credit risk of the intermediary counterparty as in the case of traditional reinsurance contracts, in return it enables MSIG to engage in a long-term (5 years) stable risk transfer of natural catastrophe risk, which is difficult in the traditional reinsurance markets. Although we have no immediate plans for another origination of an insurance-linked security under the current state of a sluggish financial market, in the long run, we regard insurance-linked securitization as an effective diversification method in obtaining secured and stable capacities.
     We assume reinsurance from our overseas affiliates, insurance pools and other insurers/reinsurers as additional sources of revenue.
     The following tables, prepared on a U.S. GAAP basis, sets forth the reinsurance premiums assumed and ceded and retention ratio for MSIG, Aioi and NDGI for each of the periods indicated:
MSIG

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions, except percentages)
Direct premiums written	¥1,625,732	¥1,537,395	¥1,492,881
Reinsurance premiums assumed	264,880	216,372	189,545
Reinsurance premiums ceded	(352,996)	(305,494)	(287,188)

Net premiums written	¥1,537,616	¥1,448,273	¥1,395,238

Retention ratio(1)	81.3%	82.6%	82.9%

Aioi

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions, except percentages)
Direct premiums written	¥892,097	¥869,695	¥843,446
Reinsurance premiums assumed	144,471	103,855	96,396
Reinsurance premiums ceded	(164,980)	(136,137)	(131,240)

Net premiums written	¥871,588	¥837,413	¥808,602

Retention ratio(1)	84.1%	86.0%	86.0%

NDGI
	Year Ended March 31,
	2008	2009	2010
	(Yen in millions, except percentages)
Direct premiums written	¥339,278	¥346,421	¥359,387
Reinsurance premiums assumed	44,752	34,039	30,681
Reinsurance premiums ceded	(66,436)	(69,074)	(81,841)

Net premiums written	¥317,594	¥311,386	¥308,227

Retention ratio(1)	82.7%	81.8%	79.0%

(1)	Retention ratio is calculated by dividing the net premiums written by the aggregate of the direct premiums written and the reinsurance premiums assumed.
     A major portion of our assumed reinsurance comes from domestic reinsurance pools, and from overseas group subsidiaries primarily writing direct insurance. In domestic reinsurance pools, each member company sets its case reserves and reports the ceded portion to the pools, thereby each member assumes its share portion of the pooled reserves from all members. Therefore, the majority of our assumed reinsurance is, substantially, of a direct insurance nature, and not as uncertain in loss reserve amounts as it would be under ordinary assumed reinsurance.
     Although not substantial in volume compared to assumed reinsurance from pools and the group’s direct insurance companies, we also assume reinsurance from overseas non-group companies, through ourselves and our reinsurance subsidiary vehicles. This improves our comprehensive group risk structure by diversifying our insurance portfolio in terms of perils and regions. Our assumed reinsurance premiums including assumed reinsurance from domestic reinsurance pools and of our reinsurance subsidiaries, MS Frontier Reinsurance Limited and Mitsui Sumitomo Reinsurance Limited, account for approximately 93% of our total assumed reinsurance premiums. We book case reserves principally based on the information from ceding companies or otherwise on reasonable materials. In addition to the above, we book IBNR principally based on actuarial analysis of the past claims or historical loss tendencies, and incorporate uncertainties through the IBNR calculation process.
     The case reserves and IBNR of assumed reinsurance are reviewed periodically based on the information by ceding companies or on other reasonable materials. At the closing of financial years, we endeavor to minimize the time lag of information and to reflect the updated figures to our financial statements. Furthermore, the conservative methods to book IBNR provide certain allowances for time lags until claims are reported to us.
     There are no notable backlogs related to the processing of assumed reinsurance information as all statements of account received from cedants are booked in a timely manner, except for those embracing specific concerns about our payment obligation under the terms and conditions of original contracts, which are scrutinized respectively. In order for management to determine the accuracy and completeness of the cedants’ information, at the closing of financial years, we endeavor to obtain the latest case reserves and IBNR from cedants, and as necessary ask cedants for any background of the information received.
     In resolving disputes against cedants under our assumed reinsurance, upon necessity, we consult with lawyers, actuarial firms and other external professional advisors particularly where the disputed amount is significant. As a result of our general stance to seek commutation with cedants, where appropriate, only a minimal number of disputes against cedants occur in a year.
     We occasionally use reinsurance brokers in our reinsurance transactions, which are helpful to us in gathering general information about loss reserving and trends. We believe this information has positively impacted accuracy of our loss reserving. We use historical loss data information in order to book our reserves appropriately, while incorporating uncertainties through these processes on IBNR calculations.

Overseas Business
     The overseas business is considered one of our core operations, playing an important role in terms of both achieving group core profit and balancing our overall business structure.
     As of March 31, 2010, MSIG, along with the 2 overseas branches and 32 overseas offices of MSI, had 29 overseas subsidiaries and affiliates engaged in providing insurance related services, including 2 subsidiaries engaged in underwriting reinsurance. As a whole, the group operated in 42 countries and has 320 offices worldwide outside of Japan.
     Aioi, as of March 31, 2010, had one overseas branch and 17 overseas offices, 16 overseas subsidiaries and affiliates engaged in providing insurance related services. The Aioi group operated in 18 countries and has 32 offices worldwide outside of Japan.
     NDGI, as of March 31, 2010, operated in 5 countries through 2 subsidiaries, 2 affiliates and 5 offices outside of Japan, primarily by underwriting commercial risks and providing insurance related services for overseas subsidiaries and affiliated companies of customers in Japan.
     Our overseas underwriting activity is mainly conducted by the following branches, subsidiaries and affiliates:
•	Asia and Oceania. Thailand Branch and Korea Branch of MSI, Mitsui Sumitomo Insurance (China) Company Limited, MSIG Insurance (Hong Kong) Limited, Mitsui Sumitomo Insurance (Singapore) Pte. Ltd, MSIG Insurance (Singapore) Pte. Ltd., MSIG Insurance (Thailand) Co., Ltd., PT. Asuransi MSIG Indonesia, MSIG Insurance (Malaysia) Bhd., BPI/MS Insurance Corporation, FLT Prime Insurance Corporation, MSIG Insurance (Vietnam) Co., Ltd., MSIG Insurance (Lao) Co., Ltd., Asia Insurance (Cambodia) Plc., MSIG Mingtai Insurance Co., Ltd., Cholamandalam MS General Insurance Company Limited, Australia Branch of Aioi, Aioi Insurance Company (China) Limited, Aioi Bangkok Insurance Co., Ltd. and Pt.. Asuransi Aioi Indonesia.

•	The Americas. Mitsui Sumitomo Insurance USA Inc., Mitsui Sumitomo Insurance Company of America, Mitsui Sumitomo Seguros S/A., Aioi Insurance Company of America, DTRIC Insurance Co., Ltd. and DTRIC Insurance Underwriters, Ltd.

•	Europe, the Middle East and Africa. Mitsui Sumitomo Insurance Company (Europe), Ltd., MSI Corporate Capital Ltd., Aioi Motor and General Insurance Company of Europe Ltd., Aioi Life Insurance of Europe AG and Dowa Insurance Co.(Europe) Ltd.

•	Reinsurance Business. Mitsui Sumitomo Reinsurance Limited and MS Frontier Reinsurance Limited
     Along with the traditional area of underwriting commercial risks for overseas subsidiaries and affiliated companies of customers in Japan, we are extending our underwriting activities to non-Japanese risks including personal lines insurance, thereby expanding while at the same time diversifying our global underwriting portfolio. We have also adopted a decentralized operating framework to manage our widely diversified overseas business portfolio. Dividing our global network into three areas, Asia, Americas and Europe, in each of which areas we have established a regional holding company to manage the regional business, the current framework is intended to realize prompt decision-making and business execution as well as to effectively manage and govern our overseas business.
     In Asia, our history dates back to 1964 when we first opened our branch in Bangkok. Since then, we have been successful in expanding our business throughout Asia offering a wide variety of non-life insurance products to serve the demands of various customers in the region. Along with steady organic growth, we accelerated our expansion in the region by acquiring the Asian non-life insurance operations of Aviva in September 2004 and Taiwan’s 2nd largest non-life insurance company, Mingtai Fire and Marine (now MSIG Mingtai Insurance), in April 2005, thereby affirming our position as one of the leading non-life insurers in Asia. In order to effectively manage our widely spread Asian business, in 2006, we established a regional holding company in Singapore which now manages the business mainly in the ASEAN region. In February 2009, we established a wholly-owned subsidiary in rapidly growing Vietnam, and in April 2010, a joint venture subsidiary with Lao government in Laos, further expanding our business in the region. In China, our wholly-owned subsidiary incorporated in Shanghai in 2007 obtained a license from the China Insurance Regulatory Commission to open branches in Guangdong in October 2008 and in Beijing in January 2010. In India, our joint-venture company Cholamandalam MS, which was established in 2003, continues to successfully expand our business by rapidly creating an extensive nationwide network.

     Outside of Asia, MSIG has established a regional holding company in the United States, now placing 5 subsidiaries, including 2 insurance subsidiaries, under its management in order to strengthen the North American business. In Europe, MSIG’s (now MS&AD’s) Lloyd’s operation, since its foundation in April 2000, has been successful in creating an innovative and dynamic business and now places itself within the top third of Lloyd’s syndicates in terms of turnover. To further affirm its support to the syndicate, in October 2006, MSIG successfully launched its own dedicated managing agent, Mitsui Sumitomo Insurance Underwriting at Lloyd’s Limited, also confirming its commitment to the Lloyd’s market. For its reinsurance business, in November 2006, MSIG increased the capital base of its reinsurance subsidiary MS Frontier Reinsurance Limited (based in Hamilton, Bermuda) from US$200 million to US$300 million, in order to expand the group’s global reinsurance operations.
     Aioi’s overseas business consists of sales of insurance policies to Japanese companies abroad and sales of insurance policies — mainly automobile insurance —to Toyota customers abroad. Aioi is expanding its overseas insurance services for Toyota users in conjunction with Toyota distributors and Toyota Financial Services Corporation. Under this alliance, Aioi offered automobile insurance policies, both directly and through reinsurance with local direct insurers, to Toyota customers in 16 countries/provinces as of March 31, 2010. It intends to gradually expand the number of countries where these services are offered. Aioi also seeks to steadily expand such automobile-related products as extended warranty (which provides warranty after the end of a manufacturers’ warranty period) and credit life insurance (which provides coverage of outstanding liabilities in the event of injury or illness during the term of the loan or lease).
Life Insurance Business
     We view our life insurance business as one of our core operations, together with our non-life insurance business. We believe that the expansion of our life insurance business can contribute to long-term growth and increased profits. We have a wholly-owned life insurance subsidiary, Mitsui Sumitomo Kirameki Life Insurance Co. Ltd. Mitsui Sumitomo Kirameki Life’s principal office is located in Tokyo, and it has approximately 1,502 employees and 75 branches throughout Japan.
     Mitsui Sumitomo Kirameki Life utilizes a network of approximately 11,461 agents from our nationwide network to sell life insurance products, mainly consisting of whole life insurance, term insurance, income benefit insurance and medical insurance. Since it started operations, Mitsui Sumitomo Kirameki Life has been steadily expanding its business. It had underwritten approximately 1,199,000 insurance contracts, excluding group insurance contracts, as of March 31, 2010, compared to approximately 1,075,000 contracts as of March 31, 2009. Furthermore, total insurance in force was ¥12.1 trillion (Japanese GAAP basis) as of March 31, 2010, compared to approximately ¥11.6 trillion as of March 31, 2009 (U.S. GAAP basis). Mitsui Sumitomo Kirameki Life’s net profit was ¥15.2 billion in Japanese GAAP basis for the fiscal year ended March 31, 2010.
     In addition, there is another life insurance subsidiary of MS&AD, Aioi Life Insurance Co., Ltd., which is a wholly owned subsidiary of Aioi. It has approximately 570 employees and 18 branches, as well as 6,100 agents throughout Japan. Mitsui Sumitomo Kirameki Life is scheduled to merge with Aioi Life as of October, 2011.
     We established a joint venture with the U.S.-based Citigroup and began selling personal annuities in October 2002. Subsequently, in July 2005, Citigroup sold its life insurance and annuity business, including the aforementioned joint venture, to MetLife, Inc., of the United States, making MetLife our new partner in this joint venture. Later, on October 1, 2005, the name of this company was changed to Mitsui Sumitomo MetLife Insurance Co., Ltd. The joint venture has continued to carry out sales centered on individual annuities.
     In the last five years since its inception, Mitsui Sumitomo MetLife Insurance Co. has expanded its sales channels and developed competitive new products. As a result, Mitsui Sumitomo MetLife Insurance Co. has become one of the leaders in the industry. At the end of March 31, 2010, the net premiums written were ¥443.6 billion, the amount of insurance contracts in effect was ¥3,137.5 billion, and the number of insurance contracts in effect was 396,000.
     In order to provide annuities for the long-term, the credibility of the company is crucial in gaining customer trust. Mitsui Sumitomo MetLife Insurance Co. has received an insurance financial strength rating of AA- from Standard & Poor’s, and an insurance claim paying ability rating of AA from Rating and Investment Information, Inc. (as of March 31, 2010.)

     We differentiate this joint venture from Mitsui Sumitomo Kirameki Life and Aioi Life through our unique sales channels and products.
Direct Marketing Non-Life Insurance
     Mitsui Direct General Insurance Company, Ltd. (“MDGI”) was established by Mitsui & Co. Ltd. and other companies of the Mitsui group in June 1999 and started business operations in June 2000. We have made MDGI our subsidiary by subscribing for the new shares that MDGI issued and by further acquiring MDGI’s outstanding shares from the minority shareholders. MDGI has expanded its internet non-life insurance business by focusing on the internet business model to take advantage of the increase in internet users.
Financial Services
     On December 1, 2002 Sumitomo Mitsui Asset Management Company, Limited, the 27.5%-owned affiliate of MSI, was formed through the merger of MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd., a former wholly-owned subsidiary, and four other asset management companies. MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. was consolidated until November 30, 2002, and Sumitomo Mitsui Asset Management Company, Limited was accounted for under the equity method from December 1, 2002.
     Sumitomo Mitsui Asset Management is one of the largest asset management companies in Japan, with its operations consisting of two businesses: investment advisory services and management of investment trusts. The asset management market in Japan is expected to grow in the long term, and we expect the already fierce competition in the market to intensify. As of March 31, 2010, assets under management totaled approximately ¥10,364 billion for Sumitomo Mitsui Asset Management.
     We operate our venture capital business through a wholly-owned subsidiary, MITSUI SUMITOMO INSURANCE Venture Capital Co., Ltd. In addition to investing our own insurance assets through the subsidiary, we seek to provide value-added venture capital asset management services to third party customers. We are also seeking to enhance our venture capital consulting capability.
Long-Term Care Services
     Since the introduction in April 2000 of the Long-term Care Insurance Law in Japan, we have strengthened our capability with respect to nursing care services. In October 2001, three nursing care related companies, Life Services Net, Well Life Services and Sumitomo Marine Sawayaka Net, merged to become MITSUI SUMITOMO INSURANCE Care Network Company, Limited. MITSUI SUMITOMO INSURANCE Care Network Company, Limited plays a principal role for us in the nursing care field, and provides home-visit long-term care, private nursing home services and long-term care training services. We are also developing long-term care service business through Fureai Do-Life Service Company, Limited. There are seven facilities in Tokyo, Yokohama, Saitama, Nagoya and Osaka. We aim to develop a comprehensive nursing service business, centering on the private nursing home business, and to contribute to prosperous longevity in the light of the rapidly aging population.
Alliances with Other Financial Institutions
     As part of our strategy to enhance our insurance business and to expand other operations such as financial services businesses and risk related services, we have entered into the following alliances with other financial institutions:
•	In November 2001, MSIG agreed with Mitsui Life, Sumitomo Life and Sumitomo Mitsui Banking Corporation to execute a wide-ranging alliance to further strengthen MSIG’s insurance business. The proposed strategies are (i) collaboration of distribution channels among Mitsui and Sumitomo group insurance companies, (ii) joint-research and development of hybrid life and non-life insurance and financial products, (iii) concentration of Mitsui Life’s non-life subsidiary’s business in MSIG and (iv) reorganization of asset management businesses. The agreement in April 2002 for the merger of MSIG’s asset management subsidiaries, described above, is a result of this alliance. As a further result of this alliance, Mitsui Life’s non-life insurance subsidiary, Mitsui Seimei General Insurance had transferred its policies to MSIG by November 2003. Mitsui Life now promotes sales of MS&AD’s non-life insurance products.

•	In April 2002, American Appraisal Associates, the world’s largest valuation consulting firm, and InterRisk Research Institute & Consulting, a general think tank and consulting firm within MSIG, established a joint venture corporation, American Appraisal Japan, to begin a full-service professional valuation practice in the Japanese appraisal market. American Appraisal Japan will provide a wide array of valuation services including with respect to corporations, machines and equipment, land and intangible assets. MS&AD, as a group, seeks increased growth and revenues through marketing appraisal services to its corporate insurance clients.

•	MSIG entered into a sales alliance with AXA Life Insurance Company, Ltd. in July 2004, with the aim of AXA Life’s introducing MSIG’s defined contribution plan (Japanese 401k) products and related consulting services to AXA Life’s customers. Aioi also entered into a general sales affiliation agreement with AXA Life in July 2004, regarding the distribution of Aioi’s property and casualty insurance products. Aioi provides its property and casualty insurance products through the sales network of AXA Life to members, officers and employees of chambers of commerce, which are core customers of AXA Life. MS&AD believes AXA Life has a competitive advantage in the market for small to medium-sized companies and has a special full-time advisor channel. MS&AD believes the alliance enables it to promote its defined contribution plans and property and casualty insurance products through cross-selling to the life insurance customers of AXA. At the same time, AXA Life can provide higher-quality products and services to their customers for their convenience.

•	In May 2004, MSIG and Tokai Tokyo Securities Co., Ltd. (“TTS”) entered into a business and capital alliance in order to provide attractive products and services to meet customer demands. Currently, TTS carries MS&AD’s life insurance, non-life insurance, and variable annuities products, and together, provides support services to small to medium-sized companies. TTS is the top-ranking distributor of MS&AD’s insurance products and variable annuities. MS&AD plans to continue the alliance with TTS and build an integrated securities and insurance business model using both companies’ business knowledge.

•	In December 2005, Aioi established a business alliance with The Bank of Tokyo-Mitsubishi UFJ, Ltd. regarding corporate financing and other agency business. Aioi focuses on providing services to small and medium sized business customers by acting as agents and serving as financial intermediaries for them.

•	In October 2008, Aioi entered into a strategic alliance with Lotte Insurance Co., Ltd in Korea. At the same time, Aioi acquired a 9.9% interest in the company. Through the business alliance, the two companies will share information and know-how on risk management, product development and reinsurance. The business alliance also undertakes research on Korea’s insurance sector and cooperates on reinsurance deals on the insurance contracts held by the Lotte group.

•	MSIG and Sumitomo Life Insurance Company (“SLIC”) have had a business alliance since February 2000 in the areas of claims support and wholesale marketing of the non-life insurance business. In September 2008, MSIG and SLIC entered into a basic agreement to further strengthen the business alliance in order to seek both to enhance their corporate values and to provide even better services to customers by expanding their businesses further and making them more efficient. SLIC began to sell MSIG’s non-life insurance products, both personal and commercial lines (including automobile, fire and personal injury insurance), through its approximately 30,000 salespersons qualified to offer non-life insurance in October 2009.

•	Since the merger between Nissay General Insurance Co., Ltd. and The Dowa Fire and Marine Insurance Co., Ltd. in April, 2001, NDGI has strengthened its wide-ranging alliance with Nippon Life Insurance Company in various business areas with an aim to provide its customers with better insurance services through promotion of a comprehensive insurance strategy. The alliance with NDGI and Nippon Life Insurance Company includes activities such as (1) exchange of human resources, (2) enhancement of cross-selling of life insurance and non-life insurance products, and (3) research and development of new products and services which combines life insurance and non-life insurance products.

Investments
     We invest in a portfolio of asset funds which are either (i) such portion of deposit premiums by policyholders under deposit-type insurance that have not been due for refund to the policyholders or (ii) our other general funds including such portion of net premiums written that have not been disbursed as indemnity payments. The deposit premiums are to be refunded to policyholders at maturity of deposit-type insurance, together with interest which is calculated at pre-agreed rates of interest and a portion of the investment return on the relevant deposit premiums. The investment return on the deposit premiums directly affects the attractiveness to policyholders of our deposit type products. Other general funds are to be used by us for indemnity payments under insurance policies upon occurrence of the risks covered, for working capital and for other general corporate purposes. Our principal investment objectives are first, to maintain the high quality of our investment assets in order to strengthen our claim payment capabilities. Second, we seek to maintain sufficient liquidity to meet the requirements of timely indemnity payments and payments of maturity refunds and dividends under deposit-type insurance policies. Third, upon satisfying the first two objectives described above, we seek to obtain the highest possible return on our investments.
     With regard to the distribution of its investment assets among different asset types, we seek to ensure that our general funds and premiums received on deposit-type insurance policies match investments with different risk profiles relating to the characteristics of the respective sources of the investment assets and thus respective corresponding liabilities. With regard to deposit-type insurance, because our liabilities consist of yen-denominated liabilities with respect to maturity refunds and dividends, we endeavor to secure stable investment income sources, as well as sufficient liquidity and relatively low risk, by allocating the corresponding investment assets primarily among yen-denominated deposits and savings, call loans, bonds and loans. With regard to our general funds, in addition to the above-mentioned yen-denominated assets, we diversify our investments among Japanese equities and foreign securities, real estate and other investments, thereby seeking stable investment income sources while at the same time seeking higher returns on investments.
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
     The following table, prepared on a U.S. GAAP basis, sets forth MSIG, Aioi and NDGI’s investments as of each date indicated:
MSIG

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	¥3,334,185	¥2,994,870	¥3,012,303
Equity securities, at fair value	2,547,773	1,703,433	1,997,746
Securities held to maturity:
Fixed maturities, at amortized cost	449,474	475,576	506,307
Mortgage loans on real estate	9,859	9,224	7,260
Investment real estate, at cost less depreciation	43,151	40,992	36,698
Policy loans	39,536	43,254	44,339
Other long-term investments	749,385	711,653	691,625
Short-term investments	120,086	106,852	69,139

Total investments	¥7,293,449	¥6,085,854	¥6,365,417

Cash and cash equivalents	¥368,290	¥455,444	¥381,939

Investments in and indebtedness from affiliates:
Investments	¥56,351	¥66,523	¥75,927
Indebtedness	2,961	2,857	3,128

Total investments in and indebtedness from affiliates	¥59,312	¥69,380	¥79,055

     A substantial portion of our investments consists of our direct investments by MSI and Mitsui Sumitomo Kirameki Life. As of March 31, 2010, investments by MSI represented 76.6% of our total investments and investments by Mitsui Sumitomo Kirameki Life represented 16.5%.

Aioi

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	¥1,273,323	¥1,138,073	¥1,174,991
Equity securities, at fair value	566,430	417,698	456,993
Securities held to maturity:
Fixed maturities, at amortized cost	349	119	23
Trading securities:
Fixed maturities, at fair value	¥47,471	¥37,050	¥39,421
Equity securities, at fair value	164,253	99,731	73,704
Mortgage loans on real estate	47,423	51,949	52,543
Investment real estate, at cost less depreciation	32,262	33,735	30,219
Policy loans	15,462	17,107	17,782
Other long-term investments	277,014	282,983	257,304
Short-term investments	8,674	17,870	203,399

Total investments	¥2,432,661	¥2,096,315	¥2,306,379

Cash and cash equivalents	¥148,811	¥178,873	¥29,006

Investments in and indebtedness from affiliates:
Investments	¥3,084	¥2,665	¥37,963
Indebtedness	1,057	1,481	366

Total investments in and indebtedness from affiliates	¥4,141	¥4,146	¥38,329

NDGI

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	¥536,341	¥510,509	¥512,503
Equity securities, at fair value	424,869	311,821	337,275
Securities held to maturity:
Fixed maturities, at amortized cost	123	43	9
Trading Securities:
Fixed maturities, at fair value	941	5,860	—
Equity securities, at fair value	773	1,203	121
Mortgage loans on real estate	7,807	7,807	7,298
Investment real estate, at cost less depreciation	9,821	9,406	9,114
Policy loans	2,322	2,118	2,170
Other long-term investments	35,539	30,695	26,960
Short-term investments	1,110	2,143	1,191

Total investments	¥1,019,646	¥881,605	¥896,640

Cash and cash equivalents	¥83,992	¥58,448	¥48,571

Investments in affiliates	¥3,050	¥2,900	¥2,676

     The following table, prepared on a U.S. GAAP basis, sets forth MSIG’s average yield of the investments as of March 31 in each year indicated:

	As of March 31,
	2008			2009			2010
		Average	Average		Average	Average		Average	Average
	Income	Amount	Rate	Income	Amount	Rate	Income	Amount	Rate
	(Yen in billions, except percentage)
Fixed maturities*	89.7	3,742.8	2.4%	75.1	3,627.1	2.1%	68.7	3,494.5	2.0%
Equity securities*	69.0	2,930.2	2.4%	53.2	2,125.6	2.5%	40.4	1,850.6	2.2%
Mortgage loans on real estate	0.3	10.7	2.8%	0.3	9.5	3.2%	0.2	8.2	2.4%
Investment real estate	4.9	46.2	10.6%	5.5	42.1	13.1%	6.1	38.8	15.7%
Policy loans	1.4	39.0	3.6%	1.4	41.1	3.4%	1.5	43.8	3.4%
Other-long term investments	13.9	732.7	1.9%	14.5	730.5	2.0%	13.3	701.6	1.9%
Short-term investments	3.1	116.9	2.7%	3.2	113.5	2.8%	1.9	88.0	2.2%

*	Average amount is calculated based on market value.
Securities available for sale
     We invest in a diversified portfolio of securities. The following table, prepared on a U.S. GAAP basis, sets forth our securities by type as of each date indicated:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Japanese bonds	¥2,305,653	¥2,240,363	¥2,312,745
Foreign bonds	1,028,532	754,507	699,558

Total bonds other than affiliates	3,334,185	2,994,870	3,012,303
Japanese equities	2,276,543	1,454,157	1,778,711
Foreign equities	271,230	249,276	219,035

Total equities other than affiliates	2,547,773	1,703,433	1,997,746

Securities available for sale	¥5,881,958	¥4,698,303	¥5,010,049

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
     Japanese equities. As stated above, we seek to combine the above-mentioned objectives of diversifying investments and obtaining high investment returns while maintaining and enhancing business relationships with major corporate customers in Japan through ownership of shares in such customers on a long-term basis. However, stocks are exposed to volatility risk that is substantially higher than that of other assets in which we generally invest, and we believe that this type of stock holding generates significant risk for our portfolio. Accordingly, we seek to reduce our levels of stock holdings.
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

Loans
     Loans are one of our primary investment assets. Loans generally generate relatively high interest income. Credit risk management is the key element in operating loans. The following table, prepared on a U.S. GAAP basis, sets forth MSIG’s loans, other than those to affiliates, outstanding as of each date indicated:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Mortgage loans on real estate	¥9,859	¥9,224	¥7,260
Other long-term investments:
Mortgage loans on vessels and facilities	277	119	37
Collateral and guaranteed loans	403,488	396,335	396,271
Unsecured loans	345,467	315,117	295,297
Policy loans	39,536	43,254	44,339

Total	¥798,627	¥764,049	¥743,204

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
     Total investment income on loans decreased ¥1.2 billion from ¥16.3 billion for the fiscal year ended March 31, 2009 to ¥15.1 billion for the fiscal year ended March 31, 2010. Non-consolidated basis investment income on loans decreased ¥1.1 billion from ¥14.9 billion to ¥13.8 billion. The amounts of change in interest income on loan attributable to changes in volume and rates are ¥1.0 billion and ¥0.1 billion, respectively.
     The total amount of MSIG’s loans as of March 31, 2010 was ¥743.2 billion. Of this total, ¥718.6 billion (97%) was held by MSI. Loan amounts held by MSI are as follows:

As of
March 31, 2010
(Yen in billions)
Due within one year	¥113.2
Due after one year through five years	304.4
Due after five years	301.0

Total	¥718.6

     The following table shows a breakdown of loan amounts held by MSI due after one year:

As of
March 31, 2010
(Yen in billions)
Predetermined interest rate	¥171.6
Floating or adjustable interest rates	433.8

Total	¥605.4

     Of MSI’s outstanding corporate loans, approximately 60% are fixed-rate loans and 40% are floating-rate loans, while the respective percentages are 80% and 20% for its outstanding individual loans.

Short-Term Investments
     Short-term investments consist of invested cash and money trusts. The following table, prepared on a U.S. GAAP basis, shows MSIG’s amounts of short-term investments through money trusts, and invested cash as of each date indicated:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Money trust	¥47,832	¥13,727	¥9,093
Invested cash	56,948	79,336	58,377
Other	15,306	13,789	1,669

Total	¥120,086	¥106,852	¥69,139

Cash and Cash Equivalents

We seek to hold adequate levels of deposits, savings and call loans in cash and cash equivalents in order to maintain liquidity for indemnity payments which may become due any time upon occurrence of the risks covered by the policies. Call loans are short-term loans, generally overnight to three weeks, made to banks, securities companies or money market dealers.

Investment Results

The following table, prepared on a U.S. GAAP basis, sets forth MSIG’s investment results for each period indicated:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Interest income, net of investment expenses:
Interest on fixed maturities	¥89,704	¥75,101	¥68,736
Dividends from equity securities	69,050	53,196	40,373
Interest on mortgage loans on real estate	328	280	239
Rent from investment real estate	4,926	5,472	6,123
Interest on policy loans	1,352	1,425	1,474
Interest on other long-term investments	13,871	14,560	13,343
Interest on short-term investments	3,078	3,207	1,851
Others	12,480	11,375	6,183

Gross investment income	194,789	164,616	138,322
Less investment expenses	9,524	10,604	10,589

Net investment income	185,265	154,012	127,733
Realized gains (losses) on investments:
Fixed maturities	6,273	(39,219)	(10,403)
Equity securities	10,788	(80,359)	3,899
Other investments	(34,431)	(15,307)	11,240

Total net investment income and realized gains on investments	¥167,895	¥19,127	¥132,469

Competition
     The Japanese non-life insurance market expanded steadily until the 1980s. However, as the Japanese bubble economy burst, economic growth became sluggish. Consequently, the growth of the non-life insurance market also slowed down. According to the General Insurance Association of Japan, the average annual growth rate of the non-life insurance market was only 1.0% (excluding direct net premiums and investment income on deposit premiums from policyholders) for the period of 2001 to 2005. Amidst this sluggish and increasingly competitive market environment, there was active reorganization in the non-life insurance industry in the early 2000s. In April 2001, three mergers of insurance companies took place: Nippon Fire & Marine Insurance Co., Ltd. and Koa Fire & Marine Insurance Co., Ltd. merged into Nipponkoa Insurance Co., Ltd.; Dai-Tokyo Fire & Marine Insurance Co., Ltd. and Chiyoda Fire & Marine Insurance Co., Ltd. merged into Aioi; and The Dowa Fire & Marine Insurance Co., Ltd. and Nissay General Insurance Co., Ltd. merged into NDGI. In October 2001, MSI was established through a merger of Mitsui Marine & Fire Insurance Co., Ltd. and Sumitomo Marine & Fire Insurance Co., Ltd. In July 2002, Sompo Japan Insurance Inc. was formed by a merger of Yasuda Fire & Marine Insurance Co., Ltd. and Nissan Fire & Marine Insurance Co., Ltd. Furthermore, Tokio Marine & Fire Insurance Co., Ltd. and Nichido Fire & Marine Insurance Co., Ltd. established a joint holding company, Millea Holdings, Inc., in April 2002 and merged into Tokio Marine & Nichido Fire Insurance Co., Ltd. in October 2004. Millea Holdings, Inc., which was renamed Tokio Marine Holdings, Inc. in July 2008, made Nisshin Fire & Marine Insurance Co., Ltd. its wholly owned subsidiary in September 2006. As a result, only seven listed non-life insurance groups survived out of the 14 listed non-life insurance companies as of March 31, 2001. These top seven groups represented over 80% of the market share of the total net premium income in the fiscal year ended March 31, 2008. In January 2009, MSIG, Aioi and NDGI announced their agreement to commence discussions towards management integration in April 2010 using MSIG as the holding company. In March 2009, Sompo Japan Insurance Inc. and Nipponkoa Insurance Co., Ltd. announced plans to integrate under a holding company in April 2010. Overall, competition remains severe in the non-life industry.
     With regard to competition with foreign companies, while major insurance companies with global operations, such as American Home Assurance Co. and Zurich Insurance Co., have entered the Japanese insurance market, we believe that our current strategy focuses on marketing methods and products that are yet to be cultivated in Japan, including direct marketing to individual customers as well as risk-segmented automobile insurance. We believe that it is probable that, over time, some foreign insurers will succeed in increasing their sales through such strategies, given the nature of the Japanese individual non-life insurance market, where customers prefer to deal with their insurance companies and agents on a face-to-face basis.
     As for Japan’s life insurance companies, they have already been competing directly with the non-life insurance companies in the business of “third sector” insurance (such as medical insurance, long-term care insurance and personal injury insurance), and in 1996 many life insurers established non-life insurance subsidiaries as permitted under the 1995 amendments to the Insurance Business Law. However, while life insurance subsidiaries of non-life insurers have been growing steadily, many non-life insurance subsidiaries of life insurers have faced sluggish growth. As a result, those non-life insurance subsidiaries of life insurers integrated with, merged with, or transferred business to traditional non-life insurance companies. As of March 31, 2009, only two non-life insurance subsidiaries of life insurers remained. Sumi-Sei General Insurance Co., Ltd., one of the two remaining companies, has announced a strengthened business alliance with MSI and is in the process of transferring its policies to MSI starting in October 2009.
     In addition, the non-life insurance business in Japan is likely to evolve further, which may further intensify competition. Sales channels have changed, and are expected to change further in connection with the complete deregulation of bank channels to sell insurance products. Therefore, non-life insurance companies are developing new sales channels utilizing financial institutions, while simultaneously working to increase profitability and added value at existing insurance agencies.
Issues Relating to Non-payment and Under-payment of Insurance Claims
     In recent years, the product offerings of Japanese life and non-life insurance companies have expanded. These insurance products involve “core” claims and “fringe” claims. For example, for automobile insurance, core claims payable under the policy relate to damages to the covered automobile and injuries suffered by individuals involved in an accident, while the policy may provide for payment of fringe claims for extra expenses such as consolation payments, condolence payments and expenses for a rental car. In the non-life insurance industry, competition intensified following the liberalization of premium rates in 1998. Non-life insurers sought to obtain a competitive edge by offering products with various riders (for fringe claims), particularly for auto insurance. However, in some instances the companies did not update their systems for paying claims in line with new product development, and did not pay out the correct amounts for fringe claims.
     In 2005, it came to light that 26 Japanese non-life insurance companies, including MSI, Aioi and NDGI, had paid out core claims but not fringe claims in respect of certain policies they had written. In a typical non-payment case, the claimant would make a claim for a core claim and mistakenly fail to make the fringe claims. Such non-payments were due to flaws in the systems at those companies for development of products covering fringe claims as well as for the management of claim payments. In November 2005, the FSA issued business improvement orders to the 26 non-life insurers, including MSI, Aioi and NDGI, ordering improvements in corporate governance, disclosure to policyholders, product development and policy claim payment procedures, among other things, and requiring those companies to submit progress reports.
     The complete liberalization of “third sector” insurance in 2001 further exacerbated non-life insurers’ problems with making proper claim payments. In 2006 and 2007, many instances came to light where non-life insurers did not make payments for claims under “third sector” insurance despite the fact that proper payment claims were made, or they paid less than the amount that should have been paid with respect to incidental expenses. In June 2006, the FSA issued partial business suspension and business improvement orders to MSI mainly for failing to make payments for claims under “third sector” insurance and underpaying amounts to be paid with respect to incidental expenses. In March 2007, the FSA took an administrative action against ten non-life insurers mainly for failing to make payments for claims under “third sector” insurance, including issuing partial business suspension and business improvement orders to Aioi and a business improvement order to NDGI.
     In light of the administrative sanctions imposed by the FSA and the negative publicity raised by the above incidents, the Japanese non-life insurers, individually and as an industry, have taken various steps to improve their claims payment systems and management, including infrastructure upgrades, extensive personnel training and simplification of product line-ups.

Insurance Industry Regulations
     The Japanese insurance market is regulated by the Insurance Business Law, as amended. In addition, it is also subject to associated cabinet orders, cabinet office ordinances, ministerial ordinances and various rules and regulations made by the Financial Services Agency and relevant ministries. Under the Insurance Business Law and the regulations thereunder, all insurance companies must be either joint stock corporations or mutual companies, and they must each obtain a license (non-life or life insurance) from the Prime Minister. Although the same entity cannot obtain both non-life and life insurance licenses, non-life insurance companies are allowed to establish subsidiaries to engage in the life insurance business and life insurance companies are also allowed to establish subsidiaries to engage in non-life insurance business. The Insurance Business Law and the regulations thereunder also contain detailed provisions regarding, among other things, accounting principles and restrictions relating to the investment of insurance companies’ funds, the registration of insurance agents and insurance brokers with the Prime Minister and the nature of their soliciting activities. Foreign insurance companies which intend to conduct insurance business in Japan are also subject to the Insurance Business Law.
     The business operations and financial condition of insurance companies are under the supervision of the Financial Services Agency and must comply with the internal regulations that must be approved by the Financial Services Agency, prescribing methods of operations, general policy conditions and the basis of calculation of premiums and policy reserves. The Financial Services Agency may require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. It is the practice of the Financial Services Agency to review the business operations of insurance companies regularly.
     Under the Insurance Business Law, an insurance holding company is prohibited from carrying on business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks, securities companies, trust companies, foreign companies engaging in the insurance, banking, securities or trust business and certain other companies. An insurance holding company is also subject to the supervision of the Financial Services Agency. The Financial Services Agency may require an insurance holding company or its subsidiaries to submit reports and other documents and carry out inspections at an insurance holding company’s or its subsidiaries’ offices. In addition, if an insurance holding company has a bank as its subsidiary, such insurance holding company is also subject to supervision by the Financial Services Agency under the Banking Law instead of the Insurance Business Law, as a bank holding company.
     Japanese insurance companies are limited by the Insurance Business Law and the regulations thereunder as to the types of investment which they may make and as to the percentage of their total assets (as defined in the regulations under the Insurance Business Law and calculated on the basis of Japanese GAAP) which can be invested in each type of investment. Under these provisions, an insurance company’s investment portfolio must, in general, be held in the form of cash on deposit, loans, shares, bonds, money trusts and real estate and other investments. Investments in shares and assets denominated in foreign currencies are each limited to 30% of the book value of its total assets. The aggregate investment in real estate is limited to 20% of the book value of its total assets. Investments in debt securities, loans and loaned securities are limited to 10% of the book value of its total assets. In addition, investments in any one company (including its affiliates) is, in general, limited to 10% (in the case of the loans and guarantees, 3%) of the book value of its total assets. Similar limitations also apply to an insurance company’s group on an aggregated basis.
     Under the Insurance Business Law, as amended in 1998, (1) the Non-life Insurance Policy-holders Protection Corporation and the Life Insurance Policy-holders Protection Corporation were established, (2) an early warning measure for insurance companies was introduced, under which the regulatory authorities, such as the Financial Services Agency, may take appropriate measures against an insurance company, including an order to suspend its business operations, based upon their inspection of the operational soundness of the company in accordance with the solvency margin ratios of the company, and (3) non-life and life insurance companies became able to sell beneficiary interest certificates of securities investment trusts. In addition to the foregoing, under the Insurance Business Law as amended in 1998, non-life and life insurance companies were permitted to enter into the banking business through their subsidiaries in October 1999, and banks were permitted to enter into non-life and life insurance businesses through their subsidiaries in October 2000. Furthermore, amendments were made in 1998 to the Law Concerning Non-Life Insurance Rating Organizations abolishing the obligation previously imposed on non-life insurance companies to use the tariffs established by these organizations. As a result, non-life insurance companies may set their own premiums for the products that they offer, and competition has also increased. In addition, a ministerial ordinance liberalized the procedure for certain changes to i) the statement of business procedures, ii) general policy conditions, and iii) the statement of calculation procedures for insurance premiums and policy reserves, by only requiring prior notification for certain items which previously required approval. Such liberalization has also caused an increase in competition among non-life insurance companies.

     A risk-based capital regulation (i.e., solvency-margin ratio regulation) was introduced in 1996. The Financial Services Agency is currently undertaking a comprehensive review of the solvency regulation, and plans to revise it in two stages, short-and mid-term. In the short-term, risk-coefficients and the scope of capital resources expect to be amended. In the mid-term, the Financial Services Agency plans to introduce an economic-valued based solvency framework.
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
     In April 2001, the Consumer Contracts Act and the Act on Sales, etc. of Financial Products were enacted, which regulate soliciting and selling activities of non-life insurance products.
     From April 2001, in further liberalization of the Japanese financial industry as a whole, non-life insurance companies can sell certain types of their products (including household fire and credit long term disability insurance, if these are provided in connection with housing loans made by banks, and overseas travel insurance) through banks’ branch offices. The scope of insurance products which could be distributed through banks’ branch offices had been gradually expanded and the restrictions on the scope of insurance products were abolished in December 2007.
     From August 2003, insurance companies under difficulty to continue operations have been allowed to change the terms of their insurance policies (including reductions of insurance payments) subject to the approvals of the Commissioner of the Financial Services Agency and the shareholders’ meeting of such insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.
     On September 30, 2007, in line with the enactment of the Financial Instruments and Exchange Law, certain amendments to the Insurance Business Law became effective. Under the amendments, among other things, the regulations on the solicitation and selling activities of certain insurance products with market risks (such as variable insurance or annuity) have been enhanced.
     In April 2006, special provisions for Small Amount and Short Term Insurance Provider were introduced. Before the enforcement, such providers had been doing quasi-insurance business without applicable laws and regulations. Therefore, from the viewpoint of equal-footing, the Financial Services Agency reviewed the definition of insurance business, and included those providers in the scope of the Insurance Business Law.
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
     The Insurance Law, which is the successor to the insurance section of the Commercial Code and which governs the contractual relationship between the insurer and the insured, was promulgated on June 6, 2008 and came into effect on April 1, 2010. The Insurance Law enhanced protection of those who are insured and provides that, among other things, (i) an applicant for insurance is required to answer only inquiries specified by the insurer in connection with his/her duty to disclose, (ii) an insurer shall be defaulted on payment of claims and benefits to the insured after reasonable time for necessary verification or investigation has elapsed (even if the insurance contract provides for a longer payment term), and (iii) any agreement that is in contravention of the above as well as certain other provisions of the Insurance Law, and is unfavorable to the insured, shall be null and void. Amendments to the Insurance Business Law, which will regulate insurance business in line with the enactment of the Insurance Law, are currently under discussion.

C. Organizational Structure.
Subsidiaries and Affiliates
     The following table represents MSIG’s significant subsidiaries and affiliates as of March 31, 2010.

		Equity Held by
	Country of	MSIG, Directly or
Name	Incorporation	Indirectly (%)		Main Business
Mitsui Sumitomo Insurance Company, Limited	Japan	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Kirameki Life Insurance Company, Limited	Japan	100.0%		Life Insurance
MITSUI SUMITOMO INSURANCE Venture Capital Co., Ltd.	Japan	100.0%		Venture Capital
Mitsui Direct General Insurance Company, Limited	Japan	73.4	%(2)	Property and Casualty Insurance
MSIG Holdings (Americas), Inc.	U.S.A.	100.0%		Holding Company
Mitsui Sumitomo Insurance USA Inc.	U.S.A.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance Company of America	U.S.A.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Seguros S/A.	Brazil	99.0%		Property and Casualty Insurance
MSIG Holdings (Europe) Limited	U.K.	100.0%		Holding Company
Mitsui Sumitomo Insurance (London Management) Ltd.	U.K.	100.0%		Holding Company
Mitsui Sumitomo Insurance Company (Europe), Limited	U.K.	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (London) Limited	U.K.	100.0%		Property and Casualty Insurance
MSI Corporate Capital Limited	U.K.	100.0%		Property and Casualty Insurance
MS Frontier Reinsurance Limited	Bermuda	100.0%		Reinsurance
Mitsui Sumitomo Reinsurance Limited	Ireland	100.0%		Reinsurance
MSIG Holdings (Asia) Pte. Ltd.	Singapore	100.0%		Holding Company
MSIG Insurance (Singapore) Pte. Ltd.	Singapore	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (Singapore) Pte. Ltd.	Singapore	100.0%		Property and Casualty Insurance
MSIG Mingtai Insurance Co., Ltd.	Taiwan	100.0%		Property and Casualty Insurance
Mitsui Sumitomo Insurance (China) Company Limited	China	100.0%		Property and Casualty Insurance
MSIG Insurance (Hong Kong) Limited	China (Hong Kong)	100.0%		Property and Casualty Insurance
MSIG Insurance (Vietnam) Company Limited	Vietnam	100.0%		Property and Casualty Insurance
PT. Asuransi MSIG Indonesia	Indonesia	80.0%		Property and Casualty Insurance
MSIG Insurance (Thailand) Co., Ltd.	Thailand	80.3%		Property and Casualty Insurance
MSIG Insurance (Malaysia) Bhd.	Malaysia	93.5%		Property and Casualty Insurance
MSIG Insurance (Lao) Co., Ltd.	Laos	51.0%		Property and Casualty Insurance
Mitsui Sumitomo MetLife Insurance Co., Ltd.(1)	Japan	50.0	%(3)	Life insurance
Sumitomo Mitsui Asset Management Company Limited(1)	Japan	27.5%		Asset Management

(1)	This company is accounted for by the equity method.

(2)	MSIG holds 69.6% of voting rights of this company.

(3)	MSIG holds 51.0% of voting rights of this company.
D. Property, Plants and Equipment.
     We own real estate properties either for use in our operations or for investment purposes. We leases some of our office space in Japan. Our head office is located in Tokyo. Our other major offices in Japan are located in Tokyo, Chiba, Osaka, Nagoya and Kobe.
     As of March 31, 2010 the net book value of the land and buildings owned by MSIG was ¥199.9 billion, and the net book value of equipment owned by MSIG, including communications and data processing facilities, was ¥20.6 billion. MSIG leased other equipment it uses in its operations.
     As of March 31, 2010, the net book value of the land and buildings owned by Aioi was ¥56.7 billion, and the net book value of equipment owned by Aioi, including communications and data processing facilities, was ¥8.2 billion.
     As of March 31, 2010, the net book value of the land and buildings owned by NDGI was ¥43.6 billion, and the net book value of equipment owned by NDGI, including communications and data processing facilities, was ¥3.6 billion.

     The following table sets forth information, as of March 31, 2010, with respect to MSIG’s significant properties:

			Floor Space
Principal Facilities or			(Square
Subsidiary Name	Location	Principal Uses	Meters)
Chiba New Town Center	2-2-1, Otsuka, Inzai-city, Chiba	Computer Center	78,703.06
Surugadai Building	3-9, Kanda-Surugadai, Chiyoda-ku, Tokyo	Sales Office	75,500.62
Osaka Yodoyabashi Building	4-3-1, Kitahama, Tyuuou-ku, Osaka-city, Osaka	Sales Office	45,742.58
Hachioji Center	1-41-1, Koyasu-cho, Hachioji-city, Tokyo	Computer Center	20,193.34
Nagoya Building	1-2-1, Nishiki, Naka-ku, Nagoya-city, Aichi	Sales Office	15,260.80
Kobe Building	1-1-18, Sakaedori, Tyuuou-ku, Kobe-city, Hyougo	Sales Office	11,100.99
     The following table sets forth information, as of March 31, 2010, with respect to Aioi’s significant properties:

			Floor Space
			(Square
Principal Facilities	Location	Principal Uses	Meters)
Shinjuku Building	3-25-3, Yoyogi, Shibuya-ku,Tokyo	Sales Office	48,155.22
Ebisu Building	1-28-1, Ebisu, Shibuya-ku,Tokyo	Head Office	33,819.31
Sakuragaoka Center	1-7-2, Sekido, Tama-city,Tokyo	Computer Center	23,061.11
Midosuji Building	3-6-1, Hirano-cho, Chuo-ku,Osaka-city, Osaka	Sales Office	18,507.13
Nagoya Building	5-7-5, Chiyoda, Naka-ku,Nagoya-city, Aichi	Sales Office	11,746.81
Sendai Building	1-1-10, Kakyoin, Aoba-ku,Sendai-city, Miyagi	Sales Office	11,370.32
     The following table sets forth information, as of March 31, 2010, with respect to NDGI’s significant properties:

			Floor Space
			(Square
Principal Facilities	Location	Principal Uses	Meters)
Phoenix Tower	4-15-10, Nishi-tenma, Kita-ku, Osaka-city, Osaka	Osaka Head Office	30,369.66
Nishinomiya Operation Center	6-140, Okuhata, Nishinomiya-city, Hyogo	Computer Center	15,098.71
Yokohama Building	5-48, Honchou, Naka-ku, Yokohama-city, Kanagawa	Sales Office	12,344.68
Nagoya Building	2-22-9, Meieki, Nishi-ku, Nagoya-city, Aichi	Sales Office	11,811.20
Sendai Building	2-8-10, Ichiban-cho, Aoba-ku, Sendai-city, Miyagi	Sales Office	10,350.66
Phoenix Training Center	2065-56, Nishizawa, Ishiki-aza, Oyama-cho,	Training Center	10,294.72
	Suntou-Gun, Shizuoka
     None of the above properties we owned was subject to mortgages or other liens as of March 31, 2010. We know of no material defect in the title to any of our properties or of any material adverse claim with respect to any of our properties, either pending or contemplated.
     We consider our office and other facilities to be well maintained and adequate for our current requirements.

Item 4A.	Unresolved Staff Comments.
     Not applicable.

Item 5.	Operating and Financial Review and Prospects.
A. Operating Results.
     The following discussion and analysis should be read in conjunction with our consolidated financial statements included in this annual report. We prepare our consolidated financial statements in accordance with U.S. GAAP, and accordingly the following discussion is based on our U.S. GAAP financial information. Our fiscal year end is March 31.
     On April 1, 2008, MSI established a holding company, MSIG, through a share transfer and became its wholly owned subsidiary. The share transfer is considered a transaction between entities that have a high degree of common ownership (the “Exchange Transaction”). The only net assets of MSIG immediately after the Exchange Transaction are those of MSI and its subsidiaries immediately prior to the Exchange Transaction, and the shareholders (and their respective relative ownership percentages) of MSIG immediately after the Exchange Transaction are identical to the shareholders of MSI immediately prior to the Exchange Transaction. Therefore, the assets and liabilities of MSI and its subsidiaries, as well as their previously reported results of operations and cash flows have been included in MSIG’s consolidated financial statements at their historical amounts because the Exchange Transaction is deemed to lack substance. Further, the consolidated financial statements present MSIG’s financial condition and results of operations as if MSIG had been in existence, and the Exchange Transaction had occurred, as of the beginning of the earliest period presented.

Overview
     MS&AD’s financial condition and results of operations are generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which MS&AD’s overseas subsidiaries conduct business.
     Since 2001, Japan enjoyed five consecutive years of positive growth in real terms. However, Japan’s economy experienced a sharp downturn in the 2008 fiscal year, part of the world economic stagnation triggered by the global financial crisis. In the fiscal year ended March 31, 2010, Japan’s real gross domestic product, or GDP, decreased by 2.0% as compared with the previous fiscal year.
     Although the Japanese economy has started to recover from the heavy recession caused by the financial crisis arose in 2008, it is unstable by reasons of concerning regarding the downturn of the overseas economies mainly Europe, uncertain financial and capital market, impact of deflation and other negative factors. For an evidentiary fact, The Nikkei 225 rose by 137% in the fiscal year 2009, from 8,109.53 at the end of March 2009 to 11,089.94 at the end of March 2010, however the stock price is fluctuating between 9,100 and 9,700 during the last one month.
     We have invested in securities of certain Japanese and foreign issuers, primarily marketable equity securities, for relationship and other purposes. Substantially all of our marketable equity securities are classified as available-for-sale securities. The fair value of these securities exposes us to equity price risks that can affect our earnings. The carrying amounts of equity securities classified as available-for-sale securities in our consolidated balance sheets were ¥1,997,746 million as of March 31, 2010 and ¥1,703,433 million as of March 31, 2009. Changes in the value of these securities affect our financial statements in two ways. First, they are carried on the balance sheet at fair value, and any gains or losses resulting from changes in values of these securities are reported, net of related taxes, as a separate item under shareholders’ equity, but are not reflected in earnings for the current period unless sold. Second, if these securities have experienced a decline in value below their respective costs that are considered to be other than temporary, the declines are recorded as a loss and charged against current earnings.
Result of Operations
     The following table sets forth MSIG’s income statement information for each of the periods indicated:

		Year Ended March 31,
	2008	2009	2010	2010
	(Yen in millions, dollar in thousands)
Revenues:
Net premiums written	¥1,537,616	¥1,448,273	¥1,395,238	$15,002,559
Less increase(decrease) in unearned premiums	34,931	(60,130)	(1,399)	(15,043)

Net premiums earned	1,502,685	1,508,403	1,396,637	15,017,602
Premium income for life insurance contracts	192,731	190,113	188,373	2,025,516
Investment income, net of investment expenses	185,265	154,012	127,733	1,373,473
Net realized gains (losses) on investments
Total other-than-temporary impairment losses on investments	—	—	(15,666)	(168,452)
Portion of losses recognized in other comprehensive Income	—	—	746	8,022

Net other-than-temporary losses recognized in Earnings	—	—	(14,920)	(160,430)
Other realized gains on investments	—	—	19,656	211,355

Net realized gains (losses) on investments	(17,370)	(134,885)	4,736	50,925

Total revenue	1,863,311	1,717,643	1,717,479	18,467,516

		Year Ended March 31,
	2008	2009	2010	2010
	(Yen in millions, dollar in thousands)
Expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	906,257	960,041	855,914	9,203,376
Related adjustment expenses	82,370	90,235	81,971	881,408
Policyholder benefits for life insurance contracts	156,683	154,056	150,346	1,616,624
Amortization of policy acquisition costs	372,025	398,660	345,204	3,711,871
Investment income credited to investment deposits by Policyholders	48,498	44,573	47,304	508,645
Other expenses, net	143,719	152,054	169,324	1,820,689

Total expenses	1,709,552	1,799,619	1,650,063	17,742,613

Income (loss) before income taxes	153,759	(81,976)	67,416	724,903
Income taxes:
Current	25,368	29,874	18,485	198,764
Deferred	22,769	(41,910)	(1,398)	(15,033)

Total income tax (benefit) expense	48,137	(12,036)	17,087	183,731

Net income(loss)	105,622	(69,940)	50,329	541,172
Less: Net income attributable to non-controlling interests	826	300	346	3,720

Net income(loss) attributable to MSIG	¥104,796	¥(70,240)	¥49,983	$537,452

Fiscal Year Ended March 31, 2010 compared with the Fiscal Year Ended March 31, 2009
     Net Premiums Written. In non-life insurance business, mainly due to the impact on the marine insurance business caused by the decline in the distribution of goods due to the economic downturn as well as the residual impact of the reduction of premium rates for compulsory automobile liability insurance implemented in April 2008, net premiums written of MSI decreased by ¥31.0 billion. In addition, net premiums written decreased by ¥24.8 billion at overseas subsidiaries mainly due to the appreciation of the yen. As a result, net premiums written decreased 3.7% from ¥1,448.3 billion for the fiscal year ended March 31, 2009 to ¥1,395.2 billion for the fiscal year ended March 31, 2010. Net premiums earned decreased 7.4% from ¥1,508.4 billion for the fiscal year ended March 31, 2009 to ¥1,396.6 billion for the fiscal year ended March 31, 2010.
     Net premiums written for voluntary automobile insurance increased 0.4% from ¥608.6 billion for the fiscal year ended March 31, 2009 to ¥611.0 billion for the fiscal year ended March 31, 2010. Voluntary automobile insurance premiums account for more than 40% of MSIG’s net premiums, and thus voluntary automobile insurance underwriting results significantly affect MSIG’s overall profit.
     Net premiums written for compulsory automobile liability insurance decreased 9.1% from ¥148.5 billion for the fiscal year ended March 31, 2009 to ¥134.9 billion for the fiscal year ended March 31, 2010 due to the lowering of standard premium rate in April 2008, filed by Non-Life Insurance Rating Organization of Japan.
     Net premiums written for fire and allied lines insurance decreased 0.8% from ¥220.2 billion for the fiscal year ended March 31, 2009 to ¥218.4 billion for the fiscal year ended March 31, 2010 mainly due to the strong yen, resulting in the decrease in premiums at overseas subsidiaries.
     Net premiums written for personal accident insurance decreased 0.6% from ¥136.6 billion for the fiscal year ended March 31, 2009 to ¥135.8 billion for the fiscal year ended March 31, 2010 mainly due to a decline of net premiums written for saving-type insurance products and whole-life medical insurance which covers medical expense on accidents such as surgery and hospitalization.
     Net premiums written for cargo and transit insurance decreased 21.9% from ¥88.8 billion for the fiscal year ended March 31, 2009 to ¥69.3 billion for the fiscal year ended March 31, 2010, mainly due to the impacts of the decline in the distribution volume of goods and the appreciation of the yen.
     Net premiums written for hull insurance increased 2.0% from ¥21.3 billion for the year ended March 31, 2009 to ¥21.8 billion for the year ended March 31, 2010.

     Net premiums written for other types of insurance decreased 9.0% from ¥224.2 billion for the fiscal year ended March 31, 2009 to ¥204.1 billion for the fiscal year ended March 31, 2010. This reflected a decrease in net premiums written at overseas subsidiaries due to the strong yen, in addition to the decrease in net premiums written by MSI by ¥7.8 billion especially for guarantee insurance and pecuniary insurance.
     Premium Income for Life Insurance Contracts. In the life insurance business, the number of policies in force expanded 11.5% to 1.19 million, reflecting increased sales activities at Mitsui Sumitomo Kirameki Life, a wholly-owned subsidiary of MSIG. However, overall life insurance premiums decreased 0.9% from ¥190.1 billion for the fiscal year ended March 31, 2009 to ¥188.4 billion for the fiscal year ended March 31, 2010.
     Investment Income. Investment income, net of investment expenses, decreased 17.1% to ¥127.7 billion for the fiscal year ended March 31, 2010 from ¥154.0 billion for the fiscal year ended March 31, 2009, due chiefly to a decrease in dividends from domestic stocks.
     Realized Gains (Losses) on Investments. MSIG recorded realized gains on investments in the amount of ¥4.7 billion for the fiscal year ended March 31, 2010, compared to realized losses in the amount of ¥134.9 billion for the fiscal year ended March 31, 2009. For the year ended March 31, 2009, MSIG recorded realized losses on equity securities in the amount of ¥80.4 billion, and for the year ended March 31, 2010, MSIG recorded realized gains of ¥3.9 billion. This was mainly due to the effects of Japanese stock market slowdown during the previous fiscal year. For the fiscal year ended March 31, 2009, MSIG recorded realized losses on fixed maturity securities in the amount of ¥39.2 billion, and for the fiscal year ended March 31, 2010, realized losses on fixed maturity securities in the amount of ¥10.4 billion. With respect to other investments, MSIG recorded realized losses in the amount of ¥15.3 billion for the fiscal year ended March 31, 2009 and MSIG recorded realized gains in the amount of ¥11.2 billion for the fiscal year ended March 31, 2010. With regard to the non-performing loan situation, the amount of impaired loans increased from ¥3.9 billion as of March 31, 2009 to ¥6.3 billion as of March 31, 2010, therefore, the amount of total allowance for credit losses increased from ¥2.7 billion as of March 31, 2009 to ¥4.7 billion as of March 31, 2010.
     Losses, Claims and Loss Adjustment Expenses. Losses, claims and loss adjustment expenses decreased 10.7% from ¥1,050.3 billion for the fiscal year ended March 31, 2009 to ¥937.9 billion for the fiscal year ended March 31, 2010 mainly due to a decrease in compulsory automobile liability insurance (“CALI”). Of these expenses, losses and claims incurred and provided for, or net loss incurred, decreased 10.8% from ¥960.0 billion for the fiscal year ended March 31, 2009 to ¥855.9 billion for the fiscal year ended March 31, 2010 mainly due to a decrease in CALI. The overall net loss ratio, which is the ratio of net loss incurred to net premiums earned, decreased from 63.6% for the fiscal year ended March 31, 2009 to 61.3% for the fiscal year ended March 31, 2010.
     Net loss incurred for voluntary automobile insurance increased 3.3% from ¥382.6 billion for the year ended March 31, 2009 to ¥395.2 billion for the year ended March 31, 2010, reflecting an increase in losses from domestic accidents of bodily injury and property damage. The net loss ratio for this line of business also increased 2.7% from 62.3% for the year ended March 31, 2009 to 65.0% for the year ended March 31, 2010.
     Net loss incurred for CALI decreased 42.6% from ¥218.2 billion for the fiscal year ended March 31, 2009 to ¥125.3 billion for the fiscal year ended March 31, 2010. The net loss ratio for CALI declined 13.1% from 100.1% for the year ended March 31, 2009 to 87.0% for the year ended March 31, 2010, mainly due to a decrease in net loss incurred resulting from a reaction to the temporary increase in net loss incurred for the year ended March 31, 2009 due to the change in the method of estimating incurred but not reported losses.
     Net loss incurred for fire and allied lines insurance decreased 4.3% from ¥94.2 billion for the fiscal year ended March 31, 2009 to ¥90.1 billion for the fiscal year ended March 31, 2010, reflecting the decrease in the recorded amount of overseas losses caused by the strong yen exceeds the increase in domestic losses from natural disaster in Japan. The net loss ratio for this line of business also decreased 2.8% to 42.4% for the fiscal year ended March 31, 2010 compared to 45.2% for the fiscal year ended March 31, 2009.
     Net loss incurred for personal accident insurance increased 1.4% from ¥77.3 billion for the fiscal year ended March 31, 2009 to ¥78.4 billion for the fiscal year ended March 31, 2010. The net loss ratio for this line of business increased 0.8% from 58.6% for the fiscal year ended March 31, 2009 to 59.4% for the fiscal year ended March 31, 2010, due to increasing claim payouts, particularly for general personal accident insurance products.

     Net loss incurred for cargo and transit insurance decreased 13.3% from ¥35.0 billion for the fiscal year ended March 31, 2009 to ¥30.3 billion for the fiscal year ended March 31, 2010 mainly due to a decrease in policies written. However, the net loss ratio for this line of business increased 5.5% from 37.9% for the fiscal year ended March 31, 2009 to 43.4% for the fiscal year ended March 31, 2010. This reflected a decrease by 24.2% in net premiums earned as a denominator in calculating the net loss ratio.
     Net loss incurred for hull insurance decreased 0.4% from ¥16.0 billion for the fiscal year ended March 31, 2009 to ¥15.9 billion for the fiscal year ended March 31, 2010. The net loss ratio for this line of business decreased 3.7% from 77.5% for the fiscal year ended March 31, 2009 to 73.8% for the fiscal year ended March 31, 2010.
     Net loss incurred for other types of insurance decreased 11.8% from ¥136.7 billion for the fiscal year ended March 31, 2009 to ¥120.6 billion for the fiscal year ended March 31, 2010. This was mainly due to a decrease in insurance payouts on major accidents. The net loss ratio for other types of business decreased 3.4% from 61.3% for the fiscal year ended March 31, 2009 to 57.9% for the fiscal year ended March 31, 2010.
     Policyholder Benefits for Life Insurance Contracts. Policyholder benefits for life insurance contracts decreased 2.4% from ¥154.1 billion for the fiscal year ended March 31, 2009 to ¥150.3 billion for the fiscal year ended March 31, 2010, along with the decrease in premium income for life insurance contracts.
     Policy Acquisition Costs. Policy acquisition costs decreased 13.4% from ¥398.7 billion for the fiscal year ended March 31, 2009 to ¥345.2 billion for the fiscal year ended March 31, 2010. In non-life insurance business, policy acquisition costs decreased ¥51.0 billion from the previous fiscal year, because the amortization of deferred acquisition cost for the year ended March 31, 2009 temporally increased due to the elimination of the premium deficiencies with respect to CALI resulting from the lowering of standard premium rate. In life insurance business, policy acquisition costs also decreased ¥2.5 billion from the previous fiscal year, due to a decrease in the amortization of deferred acquisition cost. The decrease is derived from the fact that the amortization for the year ended March 2009 was recorded at higher level mainly due to a increase in the cancellation of increasing term insurance.
     Investment Income Credited to Investment Deposits by Policyholders. Investment income credited to investment deposits by policyholders increased 6.1% from ¥44.6 billion for the fiscal year ended March 31, 2009 to ¥47.3 billion for the fiscal year ended March 31, 2010.
     Other expenses, net. Other expenses increased 11.4% from ¥152.1 billion for the fiscal year ended March 31, 2009 to ¥169.3 billion for the fiscal year ended March 31, 2010. This was mainly due to a decrease in investment gains in equity included in “other expenses, net”, from gains of ¥8.7 billion for the fiscal year ended March 31, 2009 to losses of ¥8.2 billion for the fiscal year ended March 31, 2010.
     Earnings (Loss) Before Income Taxes. As a result of the foregoing, Earnings before income taxes was ¥67.4 billion for the fiscal year ended March 31, 2010 compared to loss before income taxes of ¥82.0 billion for the fiscal year ended March 31, 2009.
     Income Taxes. MSIG recorded an income tax expense in the amount of ¥17.1 billion for the fiscal year ended March 31, 2010, representing an effective income tax rate of 25.4%, compared to income tax benefit in the amount of ¥12.0 billion for the year ended March 31, 2009, representing an effective income tax rate of 14.7%. The increase in the effective income tax rate was derived from the fact that the effective income tax rate for the year ended March 31, 2009 was at significantly lower level mainly due to (1) the recognition of tax expense for reorganization with respect to the share transfer of Mitsui Sumitomo Kirameki Life, Mitsui Direct, and Mitsui Sumitomo MetLife, from MSI to MSIG dated, July 1, 2008, and (2) a increase in the valuation allowance for deferred tax assets as a result of incurring the huge operating loss in a European subsidiary (refer to section “Realized Gains (Losses) on Investments” for related information).
     Net Income (loss) Attributable to MSIG. As a result of the foregoing, net income was ¥50.0 billion for the fiscal year ended March 31, 2010 compared to net loss of ¥70.2 billion for the fiscal year ended March 31, 2009.
Fiscal Year Ended March 31, 2009 compared with the Fiscal Year Ended March 31, 2008
     Net Premiums Written. In non-life insurance business, mainly due to the lowered premium rate of compulsory automobile liability insurance and the slowdown in Japanese economy, which affected all lines, net premiums written of MSI decreased by ¥77.5 billion. In addition, net premiums written decreased by ¥15.1 billion at overseas subsidiaries mainly due to the appreciation of the yen. As a result, net premiums written decreased 5.8% from ¥1,537.6 billion for the fiscal year ended March 31, 2008 to ¥1,448.3 billion for the fiscal year ended March 31, 2009. On the other hand, net premiums earned increased 0.4% from ¥1,502.7 billion for the fiscal year ended March 31, 2008 to ¥1,508.4 billion for the fiscal year ended March 31, 2009.

     Net premiums written for voluntary automobile insurance decreased 2.6% from ¥624.9 billion for the fiscal year ended March 31, 2008 to ¥608.6 billion for the fiscal year ended March 31, 2009. This was mainly due to the slump in car sales in Japan. Voluntary automobile insurance premiums account for more than 40% of MSIG’s net premiums, and thus voluntary automobile insurance underwriting results significantly affect MSIG’s overall profit.
     Net premiums written for compulsory automobile liability insurance decreased 22.4% from ¥191.3 billion for the fiscal year ended March 31, 2008 to ¥148.5 billion for the fiscal year ended March 31, 2009 due to the lowering of standard premium rate, filed by Non-Life Insurance Rating Organization of Japan. The negative effect of the change in standard premium rate on the net premiums written is estimated at approximately ¥43.0 billion.
     Net premiums written for fire and allied lines insurance decreased 2.3% from ¥225.3 billion for the fiscal year ended March 31, 2008 to ¥220.2 billion for the fiscal year ended March 31, 2009 mainly due to the strong yen, resulting in the decrease in premiums at overseas subsidiaries.
     Net premiums written for personal accident insurance decreased 1.7% from ¥138.9 billion for the fiscal year ended March 31, 2008 to ¥136.6 billion for the fiscal year ended March 31, 2009 mainly due to a decline of net premiums written for saving-type insurance products and whole-life medical insurance which covers medical expense on accidents such as surgery and hospitalization.
     Net premiums written for cargo and transit insurance decreased 10.1% from ¥98.8 billion for the fiscal year ended March 31, 2008 to ¥88.8 billion for the fiscal year ended March 31, 2009, mainly due to decreased logistics activity amid the worldwide economic slowdown and to the strong yen.
     Net premiums written for hull insurance decreased 2.5% from ¥21.9 billion for the year ended March 31, 2008 to ¥21.3 billion for the year ended March 31, 2009.
     Net premiums written for other types of insurance decreased 5.2% from ¥236.5 billion for the fiscal year ended March 31, 2008 to ¥224.2 billion for the fiscal year ended March 31, 2009. This reflected a decrease in net premiums written at overseas subsidiaries due to the strong yen, in addition to the decrease in net premiums written by MSI by ¥4.0 billion especially for liability insurance and movables all-risks insurance.
     Premium Income for Life Insurance Contracts. In the life insurance business, measures taken to promote cross-sales at Mitsui Sumitomo Kirameki Life, a wholly-owned subsidiary of MSIG, as well as increased direct sales and proactive sales activities, led to growth in the amount of individual insurance in force. However, due to an increase in cancellation of contracts amid the slowdown in Japanese economy, overall life insurance premiums decreased 1.4% from ¥192.7 billion for the fiscal year ended March 31, 2008 to ¥190.1 billion for the fiscal year ended March 31, 2009.
     Investment Income. Investment income, net of investment expenses, decreased 16.9% to ¥154.0 billion for the fiscal year ended March 31, 2009 from ¥185.3 billion for the fiscal year ended March 31, 2008, mainly due to the appreciation of the yen and deterioration in the condition of investment market stemming from worldwide financial crisis, which affected the equity and fixed maturity investments issued in the foreign countries.
     Realized Gains (Losses) on Investments. MSIG recorded realized losses on investments in the amount of ¥134.9 billion for the fiscal year ended March 31, 2009 compared to realized losses in the amount of ¥17.4 billion for the fiscal year ended March 31, 2008. For the year ended March 31, 2008, MSIG recorded realized gains on equity securities in the amount of ¥10.8 billion, and for the year ended March 31, 2009, MSIG recorded realized losses of ¥80.4 billion, which included other-than-temporary impairment losses of investments owned by MSI in the amount of ¥134.7 billion. This was mainly due to the effects of Japanese stock market slowdown during the fiscal year. For the fiscal year ended March 31, 2008, MSIG recorded realized gains on fixed maturity securities in the amount of ¥6.3 billion, and for the fiscal year ended March 31, 2009, realized losses on fixed maturity securities in the amount of ¥39.2 billion, which included other-than-temporary impairment losses of investments owned by MSI in the amount of ¥30.8 billion. This was mainly due to significantly widening credit spread, as well as the appreciation of the yen. Realized losses on fixed maturity securities issued by Lehman Brothers Holdings Inc. and its subsidiaries for the fiscal year ended March 31, 2009 was ¥12.6 billion, which included impairment losses in the amount of ¥10.1 billion. With respect to other investments, MSIG recorded realized losses in the amount of ¥34.4 billion for the fiscal year ended March 31, 2008 and MSIG recorded realized losses in the amount of ¥15.3 billion for the fiscal year ended March 31, 2009. This reflected realized losses on credit derivatives in the amount of ¥19.2 billion and ¥6.1 billion at a European subsidiary and MSI, respectively, although gain of ¥14.6 billion was recognized for derivatives on interest rate. With regard to the non-performing loan situation, although the amount of impaired loans decreased from ¥4.5 billion as of March 31, 2008 to ¥3.9 billion as of March 31, 2009, the amount of total allowance for credit losses increased from ¥1.1 billion as of March 31, 2008 to ¥2.7 billion as of March 31, 2009.

     Losses, Claims and Loss Adjustment Expenses. Losses, claims and loss adjustment expenses increased 6.2% from ¥988.6 billion for the fiscal year ended March 31, 2008 to ¥1,050.3 billion for the fiscal year ended March 31, 2009. Of these expenses, losses and claims incurred and provided for, or net loss incurred, increased 5.9% from ¥906.3 billion for the fiscal year ended March 31, 2008 to ¥960.0 billion for the fiscal year ended March 31, 2009. The overall net loss ratio, which is the ratio of net loss incurred to net premiums earned, increased from 60.3% for the fiscal year ended March 31, 2008 to 63.6% for the fiscal year ended March 31, 2009.
     Net loss incurred for voluntary automobile insurance decreased 5.7% from ¥405.7 billion for the year ended March 31, 2008 to ¥382.6 billion for the year ended March 31, 2009. This was mainly due to a decrease in the occurrence of accidents. The net loss ratio for this line of business also declined 3.0% from 65.3% for the year ended March 31, 2008 to 62.3% for the year ended March 31, 2009.
     Net loss incurred for compulsory automobile liability insurance increased 63.2% from ¥133.7 billion for the fiscal year ended March 31, 2008 to ¥218.2 billion for the fiscal year ended March 31, 2009. The net loss ratio for compulsory automobile liability insurance increased 31.0% from 69.1% for the year ended March 31, 2008 to 100.1% for the year ended March 31, 2009. The main cause of this was an increase in unreported losses from the previous fiscal year resulting from the change to the method of estimating incurred but not reported losses due to the improvement in the availability of relevant losses and claims data. The effect of the change in estimate on net loss incurred for the year ended March 31, 2009 is ¥84.1 billion.
     Net loss incurred for fire and allied lines insurance decreased 17.5% from ¥114.1 billion for the fiscal year ended March 31, 2008 to ¥94.2 billion for the fiscal year ended March 31, 2009. This reflected a decrease in payment for natural disaster. The net loss ratio for this line of business also decreased 9.3% to 45.2% for the fiscal year ended March 31, 2009 compared to 54.5% for the fiscal year ended March 31, 2008.
     Net loss incurred for personal accident insurance increased 4.6% from ¥73.9 billion for the fiscal year ended March 31, 2008 to ¥77.3 billion for the fiscal year ended March 31, 2009. The net loss ratio for this line of business increased 2.7% from 55.9% for the fiscal year ended March 31, 2008 to 58.6% for the fiscal year ended March 31, 2009, due to increasing claim payouts, particularly for general personal accident insurance products, and decreased net premiums.
     Net loss incurred for cargo and transit insurance decreased 2.1% from ¥35.8 billion for the fiscal year ended March 31, 2008 to ¥35.0 billion for the fiscal year ended March 31, 2009. However, the net loss ratio for this line of business increased 1.3% from 36.6% for the fiscal year ended March 31, 2008 to 37.9% for the fiscal year ended March 31, 2009. This reflected a decrease by 5.5% in net premiums earned as a denominator in calculating the net loss ratio.
     Net loss incurred for hull insurance increased 0.4% from ¥15.9 billion for the fiscal year ended March 31, 2008 to ¥16.0 billion for the fiscal year ended March 31, 2009. The net loss ratio for this line of business increased 3.4% from 74.1% for the fiscal year ended March 31, 2008 to 77.5% for the fiscal year ended March 31, 2009.
     Net loss incurred for other types of insurance increased 7.5% from ¥127.2 billion for the fiscal year ended March 31, 2008 to ¥136.7 billion for the fiscal year ended March 31, 2009. This was mainly due to several large claims which occurred overseas. The net loss ratio for other types of business increased 5.3% from 56.0% for the fiscal year ended March 31, 2008 to 61.3% for the fiscal year ended March 31, 2009.
     Policyholder Benefits for Life Insurance Contracts. Policyholder benefits for life insurance contracts decreased 1.7% from ¥156.7 billion for the fiscal year ended March 31, 2008 to ¥154.1 billion for the fiscal year ended March 31, 2009, along with the decrease in premium income for life insurance contracts.

     Policy Acquisition Costs. Policy acquisition costs increased 7.2% from ¥372.0 billion for the fiscal year ended March 31, 2008 to ¥398.7 billion for the fiscal year ended March 31, 2009. In non-life insurance business, policy acquisition costs increased ¥17.2 billion from the previous fiscal year, due to the charge of unamortized acquisition costs to expense in order to eliminate the deficiencies of premiums with respect to compulsory automobile liability insurance, resulting from the reduction of standard premium rate. In life insurance business, policy acquisition costs also increased ¥9.5 billion from the previous fiscal year, reflecting the expansion of the life insurance business, as well as the reverse effect compared to the fiscal year ended March 31, 2008 regarding the incorporation of the Company’s recent experience into the calculation for amortization of deferred policy acquisition costs.
     Investment Income Credited to Investment Deposits by Policyholders. Investment income credited to investment deposits by policyholders decreased 8.1% from ¥48.5 billion for the fiscal year ended March 31, 2008 to ¥44.6 billion for the fiscal year ended March 31, 2009. This reflected a decline in investment deposits by policyholders from ¥2,119.2 billion as of March 31, 2008 to ¥2,044.0 billion as of March 31, 2009.
     Other expenses. Other expenses increased 5.8% from ¥143.7 billion for the fiscal year ended March 31, 2008 to ¥152.1 billion for the fiscal year ended March 31, 2009. This was mainly due to a decrease in investment gains in equity included in “other expenses, net”, from ¥12.3 billion for the fiscal year ended March 31, 2008 to ¥8.7 billion for the fiscal year ended March 31, 2009, and decrease in income resulting from the sales of property and equipment.
     Income (Loss) Before Income Taxes. As a result of the foregoing, loss before income taxes was ¥82.0 billion for the fiscal year ended March 31, 2009 compared to income before income taxes of ¥153.8 billion for the fiscal year ended March 31, 2008.
     Income Taxes. MSIG recorded an income tax benefit in the amount of ¥12.0 billion for the fiscal year ended March 31, 2009, representing an effective income tax rate of 14.7%, compared to income tax expense in the amount of ¥48.1 billion for the year ended March 31, 2008, representing an effective income tax rate of 31.3%. The decrease in the effective income tax rate was mainly due to (1) the tax expense for reorganization with respect to the share transfer of Mitsui Sumitomo Kirameki Life, Mitsui Direct, and Mitsui Sumitomo MetLife, from MSI to MSIG dated, July 1, 2008, and (2) a increase in the valuation allowance for deferred tax assets as a result of incurring the huge operating loss in a European subsidiary (refer to section “Realized Gains (Losses) on Investments” for related information). The valuation allowance for deferred tax assets was mainly derived from the net operating loss carryforwards (“NOLs”) of a domestic subsidiary and aforementioned European subsidiary. MSIG fully established the valuation allowance for deferred tax assets derived from these NOLs, because it is more likely than not that both subsidiaries will not generate sufficient taxable income to utilize the benefit of these NOLs in future periods based on the level of their historical taxable income and projections for future taxable income.
     Net Income (loss). As a result of the foregoing, net loss was ¥70.2 billion for the fiscal year ended March 31, 2009 compared to net income of ¥104.8 billion for the fiscal year ended March 31, 2008. Of the net loss for the fiscal year ended March 31, 2009, the net effect of the changes in estimates was net loss of ¥35.6 billion.
Liabilities for Losses and Claims
     For a summary reconciliation of the beginning and ending liabilities for MSIG’s losses and claims, see Note 8 to MSIG’s consolidated financial statements included elsewhere in this annual report.
Credit Losses and Non-Performing Loans
     During the late 1980s, reflecting the boom in the Japanese real estate market, Japanese financial institutions actively made loans to corporate and individual borrowers with real estate as collateral. In the early 1990s, reflecting a tighter monetary policy, strengthened regulations on land transactions and substantial declines in equity prices, the Japanese economy entered a recession and land prices began falling precipitously. This led to a substantial increase in the amount of non-performing loans in Japanese financial institutions’ portfolios. Under these circumstances, Japanese non-life insurers, including MSIG, have seen their non-performing loans increase, although not as much as other types of financial institutions. The main reason for this is that the Japanese non-life insurers are required to maintain high levels of liquidity compared with other types of financial institutions, in order to be able to make claim payments, which led them to diversify their investment portfolios.
     Since the fiscal year ended March 31, 2000, MSIG’s amount of non-performing loans decreased dramatically, reflecting a decline in large-scale bankruptcies due to the recent economic recovery in Japan and its efforts to dispose of non-performing loans.

     The following table sets forth, for each period indicated, MSIG’s recorded investment in impaired loans and valuation allowance:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥1,150	¥1,387	¥1,251
Mortgage loans on vessels and facilities	4	3	3
Collateral and guaranteed loans	1,724	—	—
Unsecured loans	1,575	2,487	5,009

Total	¥4,453	¥3,877	¥6,263

Valuation allowance:
Mortgage loans on real estate	¥254	¥271	¥256
Collateral and guaranteed loans	104	—	1
Unsecured loans	294	1,579	3,562

Total	¥652	¥1,850	¥3,819

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
     The solvency margin ratio at the end of the fiscal year of MSIG’s major subsidiary, MSI, increased 146.6 percentage points from the previous fiscal year-end to 839.4%, mainly due to a ¥384.0 billion increase in the total solvency margin from the previous fiscal year-end caused by rises in the fair value of company-held stocks.
     The following shows the solvency margin ratios of domestic insurance subsidiaries.
Mitsui Sumitomo Insurance Company, Limited

	As of March 31,
	2009	2010	Change
	(Yen in billions, except percentages)		(Yen in billions)	(Percentage or points)
Solvency margin total amount	¥1,857.5	¥2,241.5	¥384.0		20.7%
Risk amount	536.2	534.0	(2.2)		(0.4)%
Solvency margin ratio	692.8%	839.4%		146.6	points

Mitsui Direct General Insurance Co., Limited

	As of March 31,
	2009	2010	Change
	(Yen in billions, except percentages)		(Yen in billions)	(Percentage or points)
Solvency margin total amount	¥6.5	¥10.7	¥4.2		65.9%
Risk amount	2.8	3.2	0.4		15.7%
Solvency margin ratio	467.0%	669.8%		202.8	points

Mitsui Sumitomo Kirameki Life Insurance Co., Limited

	As of March 31,
	2009	2010	Change
	(Yen in billions, except percentages)		(Yen in billions)	(Percentage or points)
Solvency margin total amount	¥114.1	¥124.4	¥10.3		9.1%
Risk amount	11.0	11.7	0.7		6.0%
Solvency margin ratio	2,069.1%	2,129.7%		60.6	points

Mitsui Sumitomo MetLife Insurance Co., Ltd.

	As of March 31,
	2009	2010	Change
	(Yen in billions, except percentages)		(Yen in billions)	(Percentage or points)
Solvency margin total amount	¥116.5	¥174.3	¥57.8		49.6%
Risk amount	31.9	32.9	1.0		3.2%
Solvency margin ratio	729.6%	1,058.0%		328.4	points
Effects of Inflation
     Because a substantial portion of MSIG’s assets are highly liquid, they are not significantly affected by inflation. However, inflation may result in increases in MSIG’s expenses, which may not be readily recoverable in the prices of services offered. To the extent that inflation results in rising interest rates and has other adverse effects on the capital markets and on the value of financial instruments, it may adversely affect MSIG’s financial position and profitability.
Exposure to Currency Fluctuations
     Some portion of MSIG’s business is conducted in currencies other than yen, primarily U.S. dollars. Such business includes some hull and marine cargo insurance operations and some reinsurance operations, as well as investments in financial products denominated in foreign currencies. MSIG is exposed to risks arising from fluctuations in exchange rates on assets and liabilities denominated in foreign currencies. MSIG seeks to manage such exposures primarily by using forward exchange contracts, currency options and other derivatives. MSIG also seeks to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations.
MS&AD’s Credit Rating
     Standard & Poor’s and Moody’s Investors Service are rating agencies that rate the debt performance capability (creditworthiness) of debt issuers. Their evaluations are based on periodic reviews of financial data as well as management strategies and are results of analyses done using the proprietary models of each rating agency.
     MS&AD does not receive any ratings, however some of MS&AD’s insurance operating companies have ratings on each company’s capability to service its obligations from insurance contracts and from the issuance of bonds, commercial paper, and other specific debt obligations. The ratings of key subsidiaries and affiliates on their capability to service debt obligations from insurance contracts are presented below.

As of April 1, 2010
Mitsui Sumitomo Insurance Company, Limited
Rating Agency and Category	Rating(1)

Standard & Poor’s Insurer Financial Strength Rating	AA-
Counterparty Rating	AA-
Long-term Senior Debt Rating	AA-
Commercial Paper Rating	A-1+
Moody’s Investors Service Insurance Financial Strength Rating	Aa3
Issuer Rating	Aa3
Commercial Paper Rating	P-1

As of April 1, 2010
Aioi Insurance Company, Limited
Rating Agency and Category	Rating(1)

Standard & Poor’s Insurer Financial Strength Rating	AA-
Counterparty Rating	AA-
Moody’s Investors Service Insurance Financial Strength Rating	Aa3
Nissay Dowa General Insurance Company, Limited
Rating Agency and Category	Rating(1)

Standard & Poor’s Insurer Financial Strength Rating	AA-
Counterparty Rating	AA-
Commercial Paper Rating	A-1+
Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.
Rating Agency and Category	Rating(1)

Standard & Poor’s Insurer Financial Strength Rating	AA-
Mitsui Sumitomo MetLife Insurance Co., Ltd.
Rating Agency and Category	Rating(1)

Standard & Poor’s Insurer Financial Strength Rating	AA-

(1)	These ratings are entirely the opinion of the respective rating agencies and are thus not to be construed as payment guarantees. These ratings are subject to revision by the respective rating agencies.
Critical Accounting Policies
     The accounting policies that MSIG follows when preparing U.S. GAAP consolidated financial statements are fundamental to understanding MSIG’s financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.
     MSIG’s significant accounting policies are summarized in the notes to MSIG’s U.S. GAAP consolidated financial statements included in this annual report. The following is a summary of MSIG’s critical accounting policies.
     Insurance Reserves
     Losses, Claims and Loss Adjustment Expenses Liability
     MSIG’s losses, claims and loss adjustment expenses liability represents estimates of future payments that MSIG will make in respect of property and casualty insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.
     As of March 31, 2009 and 2010, MSIG’s losses, claims and loss adjustment expenses liability in respect of property and casualty insurance accrued by line of business was as follows:
Line of Business

	As of March 31,
	2009	2010
	(Yen in millions)
Property and casualty losses, claims and loss adjustment expenses liability:
Voluntary automobile	¥306,809	¥307,171
Compulsory automobile liability	396,302	371,889
Fire and allied lines	103,634	113,544
Personal accident	60,630	62,384
Cargo and transit	35,302	31,975
Hull	35,660	34,011
Other	307,209	294,461

Total	¥1,245,546	¥1,215,435

     The amount of the reserve for losses, claims and loss adjustment expenses was as follows:

	As of March 31,
	2009	2010
	(Yen in millions)
Losses and claims:
Losses and claims of MSI Case reserves	¥505,408	¥469,914
IBNR reserves	432,454	421,239
Loss adjustment expenses	43,551	43,592

Total losses and claims of MSI	981,413	934,745
Losses and claims of non-life insurance subsidiaries except MSI	264,133	280,690

Total losses and claims of non-life insurance subsidiaries	1,245,546	1,215,435
Losses and claims of life insurance subsidiary	10,976	11,642

Total losses and claims on consolidated basis	¥1,256,522	¥1,227,077

     The establishment of MSIG’s losses, claims and loss adjustment expenses liability is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs.
     MSIG estimate losses, claims and loss adjustment expenses liability for reported claims on a case-by-case basis, based on the facts known to MSIG at the time reserves are established. MSIG periodically adjusts these estimates to recognize the estimated ultimate cost of a claim.
     In addition, MSIG establishes reserves in MSIG’s property and casualty business to recognize the estimated cost of losses that have occurred but about which MSIG has not yet been notified (i.e., IBNR: Incurred But Not Reported reserve). The majority of such reserves for losses and claims are determined utilizing the incurred loss triangle method, but in addition, reserves for some run-off contracts are determined based on estimates by external actuaries, etc. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year or underwriting year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims developments, are considered in determining the loss development factors to be utilized in calculating the appropriate level of reserve for the current fiscal year. Essentially, the loss development factor utilizes past results. This is because MSIG believes that, in the absence of significant changes to either the products themselves or the method used for estimating case reserves, an estimate based on past actual loss development factors is the best representative estimate of IBNR.
     The method for estimating IBNR reserves, and the estimated amounts of loss reserves including IBNR reserves are submitted at least once a year to the Board of Directors for approval. The estimates of IBNR reserves are determined mainly by utilizing the incurred loss triangle method, and MSIG discussed the methods in advance with the chief actuary.
     When actual claims experience differs from MSIG’s previous estimate, the resulting difference will be reflected in MSIG’s reported results for the period of the change in the estimate. See “Business of MS&AD — Loss and Expense Ratios”.
     As claims are reported over time, not all claims incurred during a fiscal period will be reported to MSIG by the balance sheet date. Accordingly, MSIG estimates incurred but not yet reported amounts using actuarial methods. MSIG applies actuarial methods appropriate for each line of business.
     The majority of the losses and claims are determined utilizing an incurred loss triangle method. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims development, are considered by management in determining the loss development factor to be utilized in calculating the appropriate level of reserve for the current fiscal year.

     Changes in reported losses may affect MSIG’s historical loss development factors, which in turn may affect MSIG’s estimate of the amount of losses, claims and loss adjustment expense liability. For example, MSIG estimates that a 1% increase in paid claims during the fiscal year ended March 31, 2010, together with a 1% increase in case reserves as of March 31, 2010, would have increased MSIG’s aggregate losses, claims and loss adjustment expense liability as of March 31, 2010 by approximately 1.26%.
     MSIG has short-tail and long-tail contracts grouped within MSIG’s property and casualty business line, the methodologies used by tail are as follows:
Short-tailed Property and Casualty
     MSIG’s short-tailed property and casualty insurance business included all of MSIG’s property and casualty insurance business other than that related to relatively long-tailed claims from bodily injury claims and certain other claims. MSIG utilize the incurred loss triangle method for MSIG’s short-tailed property and casualty insurance business. Under the incurred loss triangle method, reported losses and loss ratios are tracked by accident year for each line of business to determine loss development factors.
     The loss development factors are utilized to estimate the ultimate liability which is then reduced by the cumulative paid claims and existing case reserves to arrive at the IBNR liability. During the year ended March 31, 2010, loss development factors generally were applied based on historical trends.
     For short-tail claims, during the three most recent fiscal years up to the year ended March 31, 2010, there were no significant adjustments to the calculated historical trends.
Long-tailed Bodily Injury Coverage
     MSIG considers property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. MSIG’s longer-tailed balances consist primarily of bodily-injury claims. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. Neither the products themselves nor the method used for estimating case reserves have changed significantly in recent years. In addition, MSIG estimates that approximately 5% of MSIG’s property and casualty reserves as of March 31, 2010 relate to claims that will be paid after five or more years.
     MSIG expects most of voluntary automobile and CALI claims to be settled within 5 years. MSIG also utilizes an incurred loss triangle method for these domestic voluntary automobile and CALI claims. During the year ended March 31, 2010, loss development factors were generally applied based on historical trends. The impact of any adjustments to the historical trends was not considered to be material, either individually or in the aggregate.
Long-tailed run-off contracts
     For some run-off contracts, including asbestos and other long-tail claims, MSIG asks external actuaries to provide actuarial review of IBNR reserve, and refer to that in estimating retaining reserves. Since determination of these reserves is more subjective due to a number of factors to be considered for these longer-tailed claims in estimating an appropriate level of reserves, MSIG believe the use of external actuaries with specialized knowledge of estimating such reserve is essential for estimating the appropriate level of reserves.

     For the years ended March 31, 2008, 2009 and 2010, MSIG’s adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥(7,191)	¥(21,268)	¥(8,655)
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	(0.8)%	(2.1)%	(0.9)%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	(0.7)%	(2.0)%	(0.8)%
     As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.
Future Policy Benefits for Life Insurance Contracts
     MSIG estimates future policy benefits for life insurance contracts using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on MSIG’s experience and on industry experience prevailing at the time the policies are issued. Expense assumptions are based on MSIG’s general experience and include expenses to be incurred beyond the premium-paying period.
Amortization of Deferred Policy Acquisition Costs
     MSIG defers certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, other compensation and other underwriting costs which vary with and are directly related to the acquisition of business. For property and casualty insurance products, MSIG defers and amortizes (i.e., expenses) these costs over the period in which the related premiums written are earned. For traditional life insurance products, MSIG generally defers and amortize these costs over the premium paying period of the policy. For investment contracts, MSIG defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. MSIG reviews MSIG’s deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred policy acquisition costs are not considered recoverable, MSIG writes off those costs in the current year.
     Estimates of future gross profits are made at a specific point in time based upon relevant available information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates.
     The DAC balance related to life insurance was ¥82.8 billion as of March 31, 2010.
     10% increase in MSIG’s surrender rate would have decreased DAC by ¥0.8 billion.
     The information provides a demonstration of the sensitivity of the DAC balance relative to MSIG’s surrender rate assumptions by quantifying the adjustments that would be required assuming a 10% increase in MSIG’s surrender rate. While the information is for illustrative purposes only and does not reflect MSIG’s expectations regarding surrender rate assumptions, it is a near term, reasonably likely hypothetical change that illustrates the potential impact of such a change. This information considers only the direct effect of changes in MSIG’s surrender rate on the DAC balance and not changes in any other assumptions such as mortality, or expenses included in MSIG’s evaluation of DAC.

Fair Value Measurements
     MSIG adopted Statement of Financial Accounting Standard (“SFAS”) No. 157, which is now included in ASC 820, “Fair Value Measurements and Disclosure”, on April 1, 2008. This standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also expands the disclosure requirements about fair value measurements and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.
     In accordance with ASC 820, MSIG established a methodological framework in order to measure fair value of financial instruments on a recurring basis. The fair value of financial instruments, including exchange traded securities and derivatives is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. For financial instruments which have quoted market prices in active markets, MSIG uses quoted market prices in the determination of fair value. Certain financial instruments, such as cash and over-the-counter (“OTC”) contracts, have bid and ask prices that are observable in the market. These are measured at the point within the bid-ask range which best represents the management’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, MSIG uses prices for similar instruments or valuation pricing models in the determination of fair value.
     As for pricing of securities, publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for prices where applicable. Typical inputs used by the brokers include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows.
     Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.
     Please see Note 17 to MSIG’s consolidated financial statements for further information such as the definition of the fair value hierarchy, valuation techniques and classification of financial assets and liabilities measured at fair value.
     Financial Assets and Financial Liabilities classified as Level 3
     MSIG values its assets and liabilities classified as Level 3 using judgment and valuation models or other pricing techniques that require a variety of inputs including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs, some of which may be unobservable.
•	Fixed maturity securities: these comprise corporate bonds, municipal bonds and residential mortgage backed securities “RMBS” valued using broker quotes, to which primary inputs are unobservable in the market.

Prices from third party pricing services are often unavailable for securities that are rarely traded or traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data.

MSIG performs an analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. As a result of this analysis, if MSIG determines there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly.

Due to a general lack of transparency in the process that the brokers use to develop prices, most valuations that are based on brokers’ prices are classified as Level 3.

•	Equity securities: these comprise non-traded equity securities and privately placed non-traded investment trusts. The valuation of privately placed investment trusts requires significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As such, private equity investments are valued initially based upon cost. Regularly, valuations are reviewed utilizing available data including significant management estimates to determine if the carrying value of these investments should be adjusted. Therefore, privately placed investment trusts are included in Level 3 of the valuation hierarchy.

•	Derivatives: Derivative products, typically the newest and most complex products or products that have become illiquid, require more judgment in the implementation of the valuation technique applied due to the complexity of the valuation assumptions and the reduced observability of inputs. Derivatives in Level 3 mainly comprise credit derivatives valued using internally established valuation models based on discounted cash flows. Primary inputs to the models include interest rates, foreign exchange and credit spreads. Credit spreads appropriately reflected factors such as default rates and recovery rates. For credit derivatives for which credit spreads cannot be observed in an active trading market (such as ABS- CDOs), MSIG uses quotes obtained from brokers involved in valuing these instruments. Prior to use of the broker quotes, MSIG examines if the structure and pricing mechanism of the instruments are reasonable.
     Internally established valuation models and their inputs affect the amount of unrealized gains and losses recognized, and the use of different valuation models or inputs could produce different financial results. Valuation uncertainty results from a variety of factors, including: the valuation technique or model selected; the quantitative adjustments used within the valuation model; the inputs to the model; as well as other factors.
     If economic conditions do not change significantly, management does not anticipate a material difference between the fair value of Level 3 financial instruments and the settlement amounts in the future. Given that the valuation of those instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, interest rates, foreign exchange, credit spreads, current values may decrease if conditions deteriorate further. In contrast, should the conditions improve, an increase in the value of Level 3 instruments would be expected.
     The amounts and proportions of Level 3 assets and liabilities are as follows:

	Total Assets and Liabilities Measured
	at Fair Values		Level 3 Assets and Liabilities
	2009	2010	2009	2010
	(Yen in millions)		(Yen in millions)
Assets on a recurring basis:
Securities available for sale:
Fixed maturities	¥2,982,919	¥3,009,293	¥170,596	¥135,160
Equity securities	1,702,254	1,996,571	298,453	283,365
Short term-investments	13,673	9,025	—	—
Other assets:
Derivatives	26,086	14,154	4,420	2,034
Assets on a nonrecurring basis	2,457	5,452	2,457	5,452

Total assets in the fair value hierarchy	¥4,727,389	¥5,034,495	¥475,926	¥426,011

% of assets in the fair value hierarchy	100.0%	100.0%	10.1%	8.5%
Liabilities on a recurring basis:
Other liabilities:
Derivatives	¥45,721	¥18,791	¥36,439	¥8,994

Total liabilities in the fair value hierarchy	¥45,721	¥18,791	¥36,439	¥8,994

% of liabilities in the fair value hierarchy	100.0%	100.0%	79.7%	47.9%

     The following table shows the reconciliation of financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to March 31, 2009, and from April 1, 2009 to March 31, 2010:

		Net Realized	Change in				Changes in
		and	Accumulated				Unrealized
		Unrealized	Other		Transfers		Gains
	Balance as	Losses	Comprehensive	Purchases,	in and/or	Balance at	(Losses) Held
	of April 1,	Included in	Loss, Gross of	Sales, and	Out of	End of	at End of
March 31, 2009:	2008	Income(1)	Tax	Settlements	Level 3	Period	Period(2)
	(Yen in millions)
Securities available for sale:
Fixed maturities	¥228,483	¥(3,352)	¥(7,744)	¥(46,791)	¥—	¥170,596	¥(1,635)
Equity securities	287,550	(16,404)	(28,036)	55,343	—	298,453	(16,404)
Derivatives (net)	(39,627)	(9,266)	—	16,874	—	(32,019)	(6,956)

		Net Realized
		and	Change in				Changes in
		Unrealized	Accumulated				Unrealized
		Gains	Other		Transfers		Gains
	Balance as	(Losses)	Comprehensive	Purchases,	in and/or	Balance at	(Losses) Held
	of April 1,	Included in	Income, Gross	Sales, and	Out of	End of	at End of
March 31, 2010:	2009	Income(1)	of Tax	Settlements	Level 3	Period	Period(2)
	(Yen in millions)
Securities available for sale:
Fixed maturities	¥170,596	¥(320)	¥5,550	¥(37,059)	¥(3,607)	¥135,160	¥(415)
Equity securities	298,453	(3,735)	12,254	(30,364)	6,757	283,365	(3,364)
Derivatives (net)	(32,019)	23,117	—	1,942	—	(6,960)	21,887

(1)	Included in Investment income, net of investment expenses and Net realized gains (losses) on investments in the accompanying consolidated statement of operations.

(2)	Included in Net realized gains (losses) on investments in the accompanying consolidated statement of operations.
     Set forth below is the discussion of the change to Level 3 balances.
     Included in Earnings and Other Comprehensive Income (Loss)
     Net realized losses on equity securities included in earnings primarily consist of other-than-temporary losses on privately placed non-traded investment trusts.
     Unrealized losses on fixed maturity securities included in other comprehensive income were driven by the decrease in fair values of non-Japanese corporate and municipal bonds and RMBS. The majority of unrealized losses on equity securities included in other comprehensive income were the decrease in unlisted equity securities.
     Losses on derivatives included in earnings were primarily due to unrealized losses on credit derivatives.
     Purchases, Sales and Settlements
     The net decrease in fixed maturity securities were mainly due to maturities and settlements of non-Japanese corporate bonds. The majority of increase in equity securities was driven by purchases of unlisted equity securities.
     The net positive amount of derivatives was primarily due to reversal of unrealized losses recorded in earnings for the prior year on credit derivatives that were settled during the current year.
     Asset-Backed Securities and Credit Derivatives
     MSIG has invested in ABS and credit derivatives written on CDOs. ABS and credit derivatives are valued based on the non-binding prices obtained from independent broker dealers or pricing vendors and are generally classified in Level 3 because the fair values include significant unobservable inputs.

     The following table summarizes MSIG’s investments in ABSs:

	Carrying Values as of		Fair Values as of		Unrealized Profit and Loss
	March 31,		March 31,		as of March 31,
	2009	2010	2009	2010	2009	2010
	(Yen in millions)		(Yen in millions)		(Yen in millions)
Structured investment vehicles (“SIVs”)	¥—	¥—	¥—	¥—	¥—	¥—
Collateralized debt obligations (“CDOs”)	13,371	11,639	13,053	11,857	(318)	218
Commercial mortgage-backed securities (“CMBS”)(1)	17,251	14,864	16,430	14,073	(821)	(791)
Residential mortgage-backed securities (“RMBS”)(1)	139,335	129,258	138,924	131,156	(411)	1,898
Others(1)(2)	18,681	13,814	18,681	13,814	—	—

Total	¥188,638	¥169,575	¥187,088	¥170,900	¥(1,551)	¥1,325

(1)	CMBS, RMBS and other ABS do not include sub-prime and Alt-A.

(2)	Others include ABCP and LBO loans.
     The following table summarizes the credit derivatives written by MSIG:

	Notional Amount as of
	March 31,		Fair Value as of March 31,
	2009	2010	2009	2010
	(Yen in billions)		(Yen in billions)
Corporate CDSs	¥158.6	¥123.4	¥(7.7)	¥(0.3)
Corporate CDOs	388.4	367.8	(24.3)	(7.2)
ABS-CDO	1.1	0.8	(0.0)	0.1

Total	¥548.2	¥492.0	¥(32.0)	¥(7.4)

     With regard to corporate CDSs:
•	MSIG has underwritten the credit risk of 62 domestic and 8 overseas companies.

•	Exposure to companies of “A” rating or higher accounts for 98% of the portfolio, providing a high level of creditworthiness.
     With regard to CDO tranches:
•	Exposure to tranches higher or equal to “A” accounts for 96% of all tranches.
     Sensitivity Analysis
     The following table represents the sensitivity for the credit derivatives portfolio and the estimated decrease to its fair value at March 31, 2010 corresponding to parallel shift changes in credit spreads by 10 basis points. In this sensitivity analysis, the credit spreads are assumed to widen simultaneously and instantaneously across all markets and maturities in each country. Even if typical market indices, such as CDX and iTraxx, increase by 10 basis points, the actual fair value may not be decreased by the estimated amount because the relationship of the change in assumptions to the change in fair value is not usually linear.

Sensitivity Analysis (as of March 31, 2010)
Change	Notional Amount	Decrease
+ 10 bp	¥492.0 billion	¥(1.0) billion

Investment Valuation and Impairments
Valuation of investments
Securities Available for Sale
     At March 31, 2009 and 2010, the fair value of MSIG’s fixed maturity securities available for sale was ¥2,994.9 billion and ¥3,012.3 billion, respectively, and the fair value of MSIG’s equity securities available for sale was ¥1,703.4 billion and ¥1,997.7 billion, respectively. Changes in the fair value of MSIG’s securities available for sale can have a significant impact on MSIG’s results of operations, as MSIG is required to recognize losses for declines in fair value below cost that MSIG determines to be “other than temporary” in nature. See “Operating and Financial Results and Prospects — Critical Accounting Policies — Investment Impairments — Securities Available for Sale”.
     For fixed maturity securities available for sale, MSIG uses quoted market values to determine fair value. If quoted market values are not available, MSIG instead uses quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, MSIG primarily uses quoted market prices to determine fair value.
     The following table shows the fair value of MSIG’s securities available for sale, broken down by security rating, as of March 31, 2009:

	Fair Value
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥2,842,123	¥1,320,221	¥4,162,344	88.6%
Non-investment grade	6,258	349	6,607	0.1
Not rated(2)	146,489	382,863	529,352	11.3

Total securities available for sale	¥2,994,870	¥1,703,433	¥4,698,303	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.

(2)	Balance by internal rating of “Total Securities” was as follows:

(Yen in
millions)
BBB or above	¥257,303
Below BBB	36,790
Funds/investment trusts, etc.	235,259

Total	¥529,352

     Funds, investments trusts, etc. include traditional asset funds (domestic and foreign stocks and bonds), hedge funds, venture/private equity funds, etc. and are not given an internal rating.
     The following table shows the balances of fund/investment trusts.

As of March 31,
2009
(Yen in millions)
Traditional asset funds:
Japanese stocks	¥9,386
Foreign stocks	32,558
Japanese bonds	6,733
Foreign bonds	50,978

Sub-total	99,655

As of March 31,
2009
(Yen in millions)
Alternative investment funds:
Hedge Funds	81,852
Venture/Private Equity Funds, etc.	53,752

Sub-total	135,604

Total	¥235,259

     We select attractive strategies and funds both in quality (market environment, organization, etc.) and quantity (performance, etc.), considering diversification of investment in each alternative asset class. We classify funds into hedge funds and venture/private equity funds according to their liquidity risk, and we define hedge funds as ones which in principle can be redeemed once in a quarter. In investing in hedge funds, we invest mainly in fund of hedge funds.
     As for risk management activities for funds and investment trusts, the front office division selects and monitors outside fund managers in accordance with internal rules for managing such outside fund managers. The middle office division is independent of the front office division and sets risk limits and monitors risk in order to prevent excessive risk-taking.
     The following table shows the fair value of MSIG’s securities available for sale, broken down by security rating, as of March 31, 2010:

	Fair Value
				% of Total
				Securities
	Fixed Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥2,899,568	¥1,635,416	¥4,534,984	90.5%
Non-investment grade	5,639	567	6,206	0.1
Not rated(2)	107,096	361,763	468,859	9.4

Total securities available for sale	¥3,012,303	¥1,997,746	¥5,010,049	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.

(2)	Balance by internal rating of “Total Securities” was as follows:

(Yen in
millions)
BBB or above	¥237,668
Below BBB	45,940
Funds/investment trusts, etc.	185,251

Total	¥468,859

     Funds, investments trusts, etc. include traditional asset funds (domestic and foreign stocks and bonds), hedge funds, venture/private equity funds, etc. and are not given an internal rating.
     The following table shows the balances of fund/investment trusts.

As of March 31,
2010
(Yen in millions)
Traditional asset funds:
Japanese stocks	¥10,263
Foreign stocks	34,435
Foreign bonds	33,122

Sub-total	77,820

As of March 31,
2010
(Yen in millions)
Alternative investment funds:
Hedge Funds	63,877
Venture/Private Equity Funds, etc.	43,554

Sub-total	107,431

Total	¥185,251

     We select attractive strategies and funds both in quality (market environment, organization, etc.) and quantity (performance, etc.), considering diversification of investment in each alternative asset class. We classify funds into hedge funds and venture/private equity funds according to their liquidity risk, and we define hedge funds as ones which in principle can be redeemed once in a quarter. In investing in hedge funds, we invest mainly in fund of hedge funds.
     As for risk management activities for funds and investment trusts, the front office division selects and monitors outside fund managers in accordance with internal rules for managing such outside fund managers. The middle office division is independent of the front office division and sets risk limits and monitors risk in order to prevent excessive risk-taking.
     The following table shows gross unrealized losses on MSIG’s securities available for sale, broken down by security rating, as of March 31, 2009:

	Gross Unrealized Losses
				% of Total
	Fixed			Securities
	Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥53,387	¥3,430	¥56,817	71.2%
Non-investment grade	135	—	135	0.2
Not rated	2,874	19,947	22,821	28.6

Total securities available for sale	¥56,396	¥23,377	¥79,773	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized losses on MSIG’s securities available for sale, broken down by security rating, as of March 31, 2010:

	Gross Unrealized Losses
				% of Total
	Fixed			Securities
	Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥20,720	¥1,717	¥22,437	69.4%
Non-investment grade	—	1	1	0.0
Not rated	2,915	6,959	9,874	30.6

Total securities available for sale	¥23,635	¥8,677	¥32,312	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.

     The following table shows gross unrealized gains on MSIG’s securities available for sale, broken down by security rating, as of March 31, 2009:

	Gross Unrealized Gains
				% of Total
	Fixed			Securities
	Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥57,775	¥533,728	¥591,503	87.8%
Non-investment grade	42	42	84	0.0
Not rated	2,346	79,920	82,266	12.2

Total securities available for sale	¥60,163	¥613,690	¥673,853	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.
     The following table shows gross unrealized gains on MSIG’s securities available for sale, broken down by security rating, as of March 31, 2010:

	Gross Unrealized Gains
				% of Total
	Fixed			Securities
	Maturity	Equity	Total	Available for
	Securities	Securities(1)	Securities	Sale
	(Yen in millions)
Investment grade	¥74,646	¥865,319	¥939,965	88.9%
Non-investment grade	1,163	352	1,515	0.1
Not rated	2,376	113,962	116,338	11.0

Total securities available for sale	¥78,185	¥979,633	¥1,057,818	100.0%

(1)	MSIG classifies equity securities based upon issuer’s long-term bond rating.
     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2009:

	Gross Unrealized Losses
	Fixed
	Maturity	Equity	Total
	Securities	Securities	Securities
	(Yen in millions)
Less than one year	¥30,601	¥18,341	¥48,942
Over one year	25,795	5,036	30,831

Total	¥56,396	¥23,377	¥79,773

     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2010:

	Gross Unrealized Losses
	Fixed
	Maturity	Equity	Total
	Securities	Securities	Securities
	(Yen in millions)
Less than one year	¥3,724	¥1,347	¥5,071
Over one year	19,911	7,330	27,241

Total	¥23,635	¥8,677	¥32,312

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2009, by contractual maturities at that date:

	Gross
	Unrealized
	Losses	Fair Value
	(Yen in millions)
Due in one year or less	¥4,842	¥112,980
Due after one year through five years	27,957	403,202
Due after five years through ten years	13,084	168,688
Due after ten years	9,764	175,160

Subtotal	55,647	860,030
Securities held by overseas subsidiaries	749	23,891

Total	¥56,396	¥883,921

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2010, by contractual maturities at that date:

	Gross
	Unrealized
	Losses	Fair Value
	(Yen in millions)
Due in one year or less	¥2,054	¥65,230
Due after one year through five years	8,675	184,430
Due after five years through ten years	6,857	102,598
Due after ten years	5,686	185,566

Subtotal	23,272	537,824
Securities held by overseas subsidiaries	363	33,281

Total	¥23,635	¥571,105

     The following table shows gross unrealized losses on MSIG’s securities available for sale as of each of the dates indicated:

	As of March 31,
	2009	2010
	(Yen in millions)
Equity securities	¥23,377	¥8,677
Fixed maturity securities	56,396	23,635

Total gross unrealized losses	¥79,773	¥32,312

     Set forth below is certain other information relating to MSIG’s portfolio of securities available for sale as of March 31, 2008 and 2009:
     Investment concentration
     As of March 31, 2009, MSIG held investments in Japanese government bonds that were valued at ¥1,301.8 billion, representing approximately 77.1% of its consolidated shareholders’ equity as of that date. As of March 31, 2009, MSIG also held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥295.1 billion, representing approximately 17.5% of its consolidated shareholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of its consolidated shareholders’ equity as of that date. As of March 31, 2010, MSIG held investments in Japanese government bonds that were valued at ¥1,468.4 billion, representing approximately 73.4% of its consolidated shareholders’ equity as of that date. As of March 31, 2010, MSIG also held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥375.9 billion, representing approximately 18.8% of its consolidated shareholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of its consolidated shareholders’ equity as of that date.

     Maturity profile
     As of March 31, 2009, MSIG held ¥838.9 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,156.0 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. As of March 31, 2010, MSIG held ¥864.0 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,148.3 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.
     Unrealized losses of fixed maturity securities
     As of March 31, 2009, MSIG’s unrealized losses of fixed maturity securities available for sale amounted to ¥56,396 million. As of March 31, 2010, MSIG’s unrealized losses of fixed maturity securities available for sale amounted to ¥23,635 million. Such losses primarily resulted from changes in interest rates, and, consistent with MSIG’s critical accounting policy “Investment Impairments — Securities Available for Sale”, MSIG recorded an impairment loss for such fixed maturity securities in the amount of ¥1,934 million for the year ended March 31, 2010.
     In addition, based on MSIG’s determinations in accordance with its critical accounting policy “Investment Impairments — Securities Available for Sale”, during the years ended March 31, 2009 and 2010, MSIG did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2008 and 2009, respectively.
     Investment Impairments
     Securities Available for Sale
     Under U.S. GAAP, MSIG is required to recognize an impairment loss for “other than temporary” declines in the fair value of equity and fixed maturity securities available for sale. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether existing factors indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.
     When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in “Net realized gains (losses) on investments” in the consolidated statements of operations.
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
     After considering these and other factors, MSIG writes down individual securities holdings to fair value when management determines that a decline in fair value below the acquisition cost of the securities is other than temporary.
     See Note 4 to MSIG’s consolidated financial statements for more information on the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity and for the fair value of equity securities available for sale.

     Valuation Allowances for Loan Losses
     The following table, prepared on a U.S. GAAP basis, sets forth MSIG’s loans, other than those to affiliates, outstanding as of each date indicated:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Mortgage loans on real estate	¥9,859	¥9,224	¥7,260
Other long-term investments:
Mortgage loans on vessels and facilities	277	119	37
Collateral and guaranteed loans	403,488	396,335	396,271
Unsecured loans	345,467	315,117	295,297
Policy loans	39,536	43,254	44,339

Total	¥798,627	¥764,049	¥743,204

     The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
     The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
     The allowance consists of specific and general components. The specific allowance is established for loans that are classified as impaired when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of the loan.
     A loan is considered impaired when, based on current information and events, it is probable that MSIG will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. MSIG determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfalls in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for mortgage and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.
     Large groups of smaller balance homogeneous loans and other loans which are not specifically identified as impaired are collectively evaluated for impairment. For large groups of smaller balance homogeneous loans, the general allowance is calculated for loan losses to reflect loss contingencies underlying individual loan portfolios. Based on MSIG’s past experience, it is probable that a certain percentage of its loans are impaired at any balance sheet date even if there is no specific loss information for individual loans. MSIG calculates the amount of the general allowance for any period by taking aggregate loans, which excludes loans covered by specific allowances, for each credit category and multiplying the amount by the average of each category’s overall loan loss ratio in the past three years. This estimated allowance is then adjusted for qualitative factors in accordance with the current macroeconomic conditions prevailing at each period and current lending policies and practices. The amount of the general allowance has varied from year to year due in part to fluctuations in the historical loan loss ratios.
     Determination of the adequacy of allowances for loan losses requires an exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses exceed management’s estimates, additional allowance for loan losses may be required that could have a materially adverse impact on MSIG’s operating results and financial condition in future periods.

     The following table, prepared on a U.S. GAAP basis, sets forth, for each period indicated, MSIG’s recorded investment in impaired loans and valuation allowance:

	As of March 31,
	2008	2009	2010
	(Yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥1,150	¥1,387	¥1,251
Mortgage loans on vessels and facilities	4	3	3
Collateral and guaranteed loans	1,724	—	—
Unsecured loans	1,575	2,487	5,009

Total	¥4,453	¥3,877	¥6,263

Valuation allowance:
Mortgage loans on real estate	¥254	¥271	¥256
Mortgage loans on vessels and facilities	—	—	1
Collateral and guaranteed loans	104	—	—
Unsecured loans	294	1,579	3,562

Total	¥652	¥1,850	¥3,819

     During the years ended March 31, 2008, 2009 and 2010, loan losses of ¥48 million, ¥205 million and ¥697 million, respectively, were recorded, which represented 0.01%, 0.03% and 0.09%, respectively, of the average loan portfolio during the period. As of March 31, 2009 and 2010, the allowance for loan losses, including general allowance in addition to the above, was ¥2,660 million and ¥4,680 million, respectively, which represented 0.35% and 0.63%, respectively, of the outstanding loans.
     MSIG’s loan portfolio consists mainly of loans to individuals and corporations resident in Japan. Therefore, the level of impairment losses can generally be expected to increase when economic conditions in Japan deteriorate and decrease when economic conditions in Japan improve. If the Japanese economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.
     Accounting for Deposit-Type Insurance Products
     MSIG allocates premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The annual frequency of total loss of major saving-type insurance contracts ranges from 0.03% to 0.26%.
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
Operating Segment Analysis
     MSIG has two operating segments: property and casualty insurance and life insurance. The property and casualty insurance segment offers automobile, fire, personal accident, liability and other forms of property and casualty insurance products. MSIG’s financial services business, financial guarantee business and derivatives business are classified within the property and casualty insurance segment. Life insurance operations are conducted by MSIG’s wholly owned subsidiary, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., which offers a wide range of traditional life insurance products such as term-life, whole-life and annuity insurance, and a joint venture company, Mitsui Sumitomo MetLife Insurance Co., Ltd., which offers variable annuity plans that combine the appeal of fund management, insurance, and annuity products, and fixed annuities denominated in foreign currencies.

     The operating segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in MSIG’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on a U.S. GAAP basis.
     Summarized financial information with respect to the operating segments as of and for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Property and		Adjustment and
	Casualty Insurance	Life Insurance	Elimination	Consolidated
		(Yen in millions)
2008
Net premiums written	¥1,541,032	¥—	¥—	¥1,541,032
Net claims paid	879,725	—	—	879,725
Life insurance premiums	—	156,528	—	156,528
Life insurance claims	—	31,703	—	31,703
Commission and collection expenses	234,640	14,740	(395)	248,985
Operating expenses and general and administrative expenses	271,198	21,560	(2,416)	290,342
Interest and dividends received, net	114,403	16,232	(20)	130,615
Ordinary profit (loss)	66,591	(5,724)	—	60,867
Income Taxes	15,159	241	—	15,400
Net income (loss)	46,706	(6,177)	(501)	40,028
Total assets	¥7,388,669	¥1,009,780	¥(731)	¥8,397,718

	Property and		Adjustment and
	Casualty Insurance	Life Insurance	Elimination	Consolidated
		(Yen in millions)
2009
Net premiums written	¥1,445,651	¥—	¥—	¥1,445,651
Net claims paid	892,711	—	—	892,711
Life insurance premiums	—	133,368	—	133,368
Life insurance claims	—	36,438	—	36,438
Commission and collection expenses	231,359	14,841	(504)	245,696
Operating expenses and general and administrative expenses	281,903	23,040	(2,593)	302,350
Interest and dividends received, net	98,256	18,396	(187)	116,465
Ordinary loss	(8,574)	(3,914)	(557)	(13,045)
Income Taxes	1,583	277	4	1,864
Net income (loss)	13,540	(4,418)	(930)	8,192
Total assets	¥6,328,170	¥1,090,883	¥21,657	¥7,440,710

	Property and		Adjustment and
	Casualty Insurance	Life Insurance	Elimination	Consolidated
		(Yen in millions)
2010
Net premiums written	¥1,394,165	¥—	¥—	¥1,394,165
Net claims paid	914,692	—	—	914,692
Life insurance premiums	—	135,165	—	135,165
Life insurance claims	—	41,717	—	41,717
Commission and collection expenses	228,591	15,124	(578)	243,137

	Property and		Adjustment and
	Casualty Insurance	Life Insurance	Elimination	Consolidated
		(Yen in millions)
Operating expenses and general and administrative expenses	270,787	25,127	(953)	294,961
Interest and dividends received, net	70,228	19,821	(229)	89,820
Ordinary profit	48,009	5,024	(338)	52,695
Income Taxes	11,874	284	1	12,159
Net income	33,930	4,499	(789)	37,640
Total assets	¥6,343,386	¥1,168,528	¥7,711	¥7,519,625
     Information on major lines of Property and Casualty insurance is as follows:

	Direct Premiums
	Written (Including
	Deposit Premiums
	from Policyholders)	Net Premiums Written	Net Claims Paid
		(Yen in millions)
2008
Fire and Allied Lines	¥317,882	¥225,161	¥104,817
Marine	121,969	104,127	44,367
Personal Accident	298,155	138,217	70,233
Voluntary Automobile	634,948	624,950	391,878
Compulsory Automobile Liability	165,851	191,255	136,542
Other	287,460	257,322	131,888

Total	¥1,826,265	¥1,541,032	¥879,725

	Direct Premiums
	Written (Including
	Deposit Premiums
	from Policyholders)	Net Premiums Written	Net Claims Paid
		(Yen in millions)
2009
Fire and Allied Lines	¥314,513	¥220,096	¥96,270
Marine	110,566	93,681	42,481
Personal Accident	263,397	135,937	71,916
Voluntary Automobile	615,451	608,613	393,312
Compulsory Automobile Liability	137,598	148,502	137,383
Other	258,713	238,822	151,349

Total	¥1,700,238	¥1,445,651	¥892,711

	Direct Premiums
	Written (Including
	Deposit Premiums
	from policyholders)	Net Premiums Written	Net Claims Paid
		(Yen in millions)
2010
Fire and Allied Lines	¥309,650	¥218,268	¥96,343
Marine	91,817	75,936	40,443
Personal Accident	246,694	135,129	77,047
Voluntary Automobile	615,908	610,956	395,925
Compulsory Automobile Liability	129,284	134,932	133,723
Other	243,482	218,944	171,211

Total	¥1,636,835	¥1,394,165	¥914,692

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
Non-Life Insurance
     In the non-life insurance business, net premiums written of ¥1,394.1 billion in the fiscal year ended March 31, 2010 decreased ¥51.5 billion from the previous fiscal year, due to a ¥31.0 billion decline in net premiums written by MSI owing to a drop in income from CALI and marine insurance, and also decline in net premiums written by consolidated overseas subsidiaries, impacted by the appreciation of the yen. “Interest and dividends received, net” also decreased ¥28.0 billion to ¥70.2 billion. Net claims paid rose ¥22.0 billion to ¥914.7 billion due mainly to the occurrence of a large-scale accident in credit insurance underwritten at a European subsidiary. On the other hand, losses on devaluation of securities decreased ¥112.1 billion to ¥60.7 billion. As a result, consolidated ordinary profit rose ¥56.6 billion to ¥48.0 billion, and net income rose ¥20.4 billion to ¥33.9 billion.
     Fire and Allied Insurance. During the year, net premiums written declined 0.8% to ¥218.3 billion mainly due to the strong yen, resulting in the decrease in premiums at overseas subsidiaries. On the other hand, net claims paid amounted to 96.3 billion, an increase of 0.1%.
     Marine Insurance. During the year, Net premiums written decreased 18.9% to ¥75.9 billion due mainly to decreased logistics activity amid the worldwide economic slowdown and to the strong yen. Net claims paid decreased 4.8% to ¥40.4 billion.
     Personal Accident Insurance. Net premiums written declined 0.6% to ¥135.1 billion due mainly to declines in saving-type accident insurance products. Net claims paid rose 7.1% to ¥77.0 billion due to increasing claim payouts, particularly for general personal accident insurance products.
     Voluntary Automobile Insurance. During the year, net premiums written increased 0.4% to ¥611.0 billion. Net claims paid rose 0.7% to ¥395.9 billion.
     Compulsory Automobile Liability. Insurance Net premiums written declined 9.1% to ¥134.9 billion due to the lowering of standard premium rate in April 2008, filed by Non-Life Insurance Rating Organization of Japan. Net claims paid decreased 2.7% to ¥133.7 billion.
     Other Property and Casualty Insurance. During the year, net premiums written decreased 8.3% to ¥218.9 billion due to a decrease in net premiums written at overseas subsidiaries due to the strong yen, in addition to the decrease in net premiums written by MSI by ¥7.8 billion especially for guarantee insurance and pecuniary insurance. Net claims paid increased 13.1% to ¥171.2 billion due mainly to a decrease in insurance payouts on major accidents.
Life Insurance
     In the life insurance business, life insurance premiums rose ¥1.8 billion yen year on year, to ¥135.1 billion, due to the increase in life insurance premiums by MSIG’s wholly owned subsidiary Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. “Interest and dividends received, net” also increased ¥1.4 billion to ¥19.8 billion. On the other hand, “Operating expenses and general and administrative expenses” increased ¥2.1 billion to ¥23.0 billion. The amount of investment profit in equity in Mitsui Sumitomo MetLife Insurance Company, Limited, was ¥4.5 billion. As a result, an ordinary profit of ¥5.0 billion was recorded, which was ¥8.9 billion upper than in the previous fiscal year, and net income increased ¥8.9 billion to ¥4.5 billion.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
Non-Life Insurance
     In the non-life insurance business, net premiums written of ¥1,445.7 billion in the fiscal year ended March 31, 2009 decreased ¥95.4 billion from the previous fiscal year. The main causes were a decrease in net premiums written by subsidiaries of MSIG due mainly to decreased revenues from compulsory automobile liability insurance caused by lowered premium rates and from voluntary automobile insurance, a principal insurance line, and decreased net premiums written of overseas subsidiaries due to the strong yen. “Interest and dividends received, net” also decreased ¥16.1 billion to ¥98.3 billion. On the other hand, net claims paid rose ¥13.0 billion to ¥892.7 billion due mainly to the occurrence of a large-scale accident in overseas. As a result, consolidated ordinary loss rose ¥75.2 billion to ¥8.6 billion, and net income amounted to ¥13.5 billion, down ¥33.2 billion from the previous fiscal year.

     Fire and Allied Insurance. During the year, net premiums written declined 2.2% to ¥220.1 billion. This decrease is due to a decrease in net premiums written by a European subsidiary. On the other hand, net claims paid amounted to 96.3 billion, a decrease of 8.2%, owing to a decrease in claims paid for natural disasters.
     Marine Insurance. During the year, Net premiums written decreased 10.0% to ¥93.7 billion due mainly to decreased logistics activity amid the worldwide economic slowdown and to the strong yen. Net claims paid decreased 4.3% to ¥42.5 billion.
     Personal Accident Insurance. Net premiums written declined 1.6% to ¥135.9 billion due mainly to declines in saving-type accident insurance products. Net claims paid rose 2.4% to ¥71.9 billion.
     Voluntary Automobile Insurance. During the year, net premiums written decreased 2.6% to ¥608.6 billion reflecting a decrease in policies written amid slumping vehicle sales in Japan. Net claims paid rose 0.4% to ¥393.3 billion.
     Compulsory Automobile Liability. Insurance Net premiums written declined 22.4% to ¥148.5 billion due mainly to the lowering of premium rates. Net claims paid rose 0.6% to ¥137.4 billion.
     Other Property and Casualty Insurance. During the year, net premiums written decreased 7.2% to ¥238.8 billion due to a decrease in net premiums written by a European subsidiary. Net claims paid increased 14.8% to ¥151.3 billion due mainly to the incurrence overseas of large insurance payouts.
Life Insurance
     In the life insurance business, due to a slump in corporate contracts in MSIG’s wholly owned subsidiary Mitsui Sumitomo Kirameki Life Insurance Company, Limited, life insurance premium income decreased ¥23.2 billion to ¥133.4 billion. “Interest and dividends received, net” also decreased ¥2.2 billion to ¥18.4 billion. On the other hand, “Operating expenses and general and administrative expenses” decreased ¥1.5 billion from the previous fiscal year to ¥23.0 billion. The amount of investment loss in equity in Mitsui Sumitomo MetLife Insurance Company, Limited, was ¥4.5 billion reflecting the impact of the worldwide financial crisis. As a result, an ordinary loss of ¥3.9 billion was recorded, which was ¥1.8 billion lower than in the previous fiscal year, and net loss amounted to ¥4.4 billion, down ¥1.8 billion from the previous fiscal year.
Recent Accounting Pronouncements Not Yet Adopted
     In June 2009, SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 140”, which is now included in ASC 860, was issued. The statement removes the concept of a qualifying special-purpose entity and eliminates its exemption from consolidation. The statement changes the requirements for derecognizing financial assets, and eliminates an exception that currently permits a company to derecognize certain transferred mortgage loans when the company has not surrendered control over those loans. Enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets are also required. The statement is effective for the fiscal years beginning after November 15, 2009. The effect that the adoption of the statement will have on the Company’s consolidated financial statements is currently evaluated.
     In June 2009, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which is now included in ASC 810, was issued. The statement requires an enterprise to perform a qualitative analysis when determining whether it must consolidate a VIE. The statement also requires ongoing reassessments to determine if an enterprise must consolidate a VIE. This differs from existing guidance, which requires reconsideration only when specific events occur. Enhanced disclosures are required for any enterprise that holds a variable interest in a VIE. The content of the enhanced disclosures, however, is generally consistent with that required by FSP FAS 140-4 and FIN 46(R)-8, which is now included in ASC. The statement is effective for the fiscal years beginning after November 15, 2009. The effect that the adoption of the statement will have on the Company’s consolidated financial statements is currently evaluated. In February 2010, ASU 2010-10, “Consolidation (Topic 810)-Amendments for Certain Investment Funds” was issued. The ASU provides that the consolidation requirements of SFAS No. 167 are deferred for an entity that has all the attributes of an investment company or similar entity.
     In August 2009, ASU 2009-05, “Fair Value Measurement and Disclosure (Topic 820)-Measuring Liabilities at Fair Value” was issued. The ASU provides clarification that in circumstance in which a quoted price in an active market for the identical liability is not available. The ASU also clarifies that when estimating the fair value of liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The ASU is effective for the first reporting period beginning after issuance. The effect that the adoption of the ASU will have on the Company’s consolidated financial statements is currently evaluated.

     In January 2010, ASU 2010-06, “Fair Value Measurement and Disclosure (Topic 820)-Improving disclosures about Fair Value Measurements” was issued. The ASU provides amendments to Topic 820-10 that require new disclosure regarding (1) the transfers between Level 1,2, and 3 and (2) the activity in Level 3 fair value measurements. The ASU also provides amendments to Topic 820-10 that clarify existing disclosures of (1) the different classes of assets and liabilities measured at fair value and (2) the valuation techniques and inputs used. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchase, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Because only additional disclosures were required, the adoption of the ASU will have no impact on the Company’s consolidated financial position, results of operations or cash flows.
     In April 2010, ASU 2010-15, “Financial Services-Insurance: How Investments Held Through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments” was issued. This ASU clarifies how an insurance entity should treat any separate account interests held for the benefit of policy holders in an investment. The ASU also provide guidance on how an insurer should consolidate an investment fund in situation in which the insurer concludes that consolidation is required. The ASU is effective for fiscal year and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The effect that the adoption of the ASU will have on the Company’s consolidated financial statements is currently evaluated.
B. Liquidity and Capital Resources
Liquidity
     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity of a property-casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property-casualty insurer’s operations. The liquidity of a life insurer’s operations, including MSIG’s life insurance subsidiary, is generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products and by the level of surrenders and withdrawals.
     MSIG’s sources of liquidity include insurance premiums and deposit premiums received, investment income and cash provided from maturing or liquidated investments. In addition, MSIG’s investments held in liquid securities represent potential sources of liquidity.
     The principal sources of MSIG’s funds are premiums and investment income, as well as funds that may be raised from time to time from the issuance of debt or equity securities.
Capital Resources
     MSIG typically generates substantial positive cash flow from operations as a result of insurance premiums being received in advance of the time when claim payments, as the case may be, are required. These positive operating cash flows, a portion of the investment portfolio that is held in highly liquid securities, and commercial paper borrowings and bank lines of credit have met, and MSIG expects will continue to meet, its liquidity requirements.
     MSIG’s capital requirements consist principally of capital expenditures and debt repayment. Capital expenditures for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥45,074 million, ¥22,216 million and ¥27,045 million, respectively, in each case primarily for operational purposes.
     MSIG’s long-term debt amounted to ¥95.0 billion as of March 31, 2010. This long-term debt consisted of ¥30.0 billion of 1.31% Japanese yen debentures due December 20, 2012, and ¥65.0 billion of 1.74% Japanese yen debentures due March 20, 2014.

     MSIG’s policy is to fund its capital requirements principally from cash flow from operating activities and external sources, such as issuances of debentures and common stock. In the future, MSIG intends to explore funding opportunities from diversified external sources within the framework of applicable regulations.
Cash Flows

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions)
Net cash provided by operating activities	¥308,007	¥157,480	¥94,672
Net cash provided by (used in) investing activities	(197,879)	84,693	58,031
Net cash used in financing activities	(106,473)	(109,075)	(234,762)
Effect of exchange rate changes on cash and cash equivalents	(5,306)	(45,944)	8,554

Net change in cash and cash equivalents	(1,651)	87,154	(73,505)
Cash and cash equivalents at beginning of year	369,941	368,290	455,444

Cash and cash equivalents at end of year	¥368,290	¥455,444	¥381,939

     The principal sources of cash flows from operating activities are premiums in property-casualty insurance and life insurance and investment income while the payment of claims and losses, benefits and expenses are MSIG’s main uses of cash resources.
     In general, there is a time lag between premium collections and payment for losses and benefits resulting from an event specified in the policy. During this intervening time period, the premiums MSIG collected are invested to generate investment income cash flows, primarily from interest and dividends.
     While cash flows from operating activities have been generally sufficient to meet MSIG’s funding requirements for claim payments and other operating needs, MSIG may, if required, liquidate a portion of MSIG’s investment portfolio and/or arrange for financing to address liquidity needs.
     MSIG’s insurance operations include issuances of insurance contracts classified as investment contracts for accounting purposes. These investment contracts generally have cash payment requirements based on a stated crediting rate which may differ in timing and amount from MSIG’s returns on the asset portfolio allocated to fund the investment contract payments.
     In addition, MSIG did not change material underlying drivers of cash flow statements during the years presented.
Fiscal Year Ended March 31, 2010 compared with the Fiscal Year Ended March 31, 2009
     Net cash provided by operating activities amounted to ¥94.7 billion for the fiscal year ended March 31, 2010, compared to ¥157.5 billion for the fiscal year ended March 31, 2009. This decrease was primarily attributable to a decrease in income from insurance premiums.
     Net cash provided by investing activities was ¥58.0 billion for the fiscal year ended March 31, 2010, compared to ¥84.7 billion for the fiscal year ended March 31, 2009. This decrease was primarily attributable to a decrease in income from the sale and redemption of securities.
     Net cash used in financing activities amounted to ¥234.8 billion for the fiscal year ended March 31, 2010, compared to ¥109.1 billion for the fiscal year ended March 31, 2009. This increase was primarily attributable to a repayment of short-term bond.
     The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥381.9 billion as of March 31, 2010, compared to ¥455.4 billion as of March 31, 2009, representing a decrease of 16.1%.

Fiscal Year Ended March 31, 2009 compared with the Fiscal Year Ended March 31, 2008
     Net cash provided by operating activities amounted to ¥157.5 billion for the fiscal year ended March 31, 2009, compared to ¥308.0 billion for the fiscal year ended March 31, 2008. This decrease was primarily attributable to a decrease in income from insurance premiums.
     Net cash provided by investing activities was ¥84.7 billion for the fiscal year ended March 31, 2009, compared to net cash used in investing activities of ¥197.9 billion for the fiscal year ended March 31, 2008. This increase was primarily attributable to an increase in income from the sale and redemption of securities.
     Net cash used in financing activities amounted to ¥109.1 billion for the fiscal year ended March 31, 2009, compared to ¥106.5 billion for the fiscal year ended March 31, 2008.
     The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥455.4 billion as of March 31, 2009, compared to ¥368.3 billion as of March 31, 2008, representing an increase of 23.7%.
C. Research and Development, Patents and Licenses, etc.
     MSIG’s business does not depend to a material extent on research and development or on patents, licenses or other intellectual property.
D. Trend Information.
     The information required by this item is set forth in Item 4.B., under the headings “Overview” and “The Japanese Non-Life Insurance Industry”.
E. Off-Balance Sheet Arrangements.
     We have no material off-balance sheet arrangements or transactions.
F. Contractual Obligations.
     The following tables summarize MSIG’s contractual obligations as of March 31, 2010 that will affect MSIG’s liquidity position for the next several years.
Contractual Obligations

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(Yen in millions)
Losses, claims and loss adjustment expenses(1)	¥1,227,077	¥679,137	¥363,298	¥123,874	¥60,768
Future policy benefits for life insurance contracts(2)	2,517,052	123,556	260,035	232,824	1,900,637
Investment deposits by policyholders(3)	2,773,686	346,271	579,455	469,231	1,378,729
Long-term debt	100,703	1,524	33,048	66,131	—
Capital lease obligations	1,721	716	741	236	28
Operating leases	9,689	2,798	3,158	1,419	2,314

Total(4)	¥6,629,928	¥1,154,002	¥1,239,735	¥893,715	¥3,342,476

(1)	MSIG estimates the timing of cash flows with respect to losses, claims and loss adjustment expenses based on its historical loss development payment patterns.

(2)	MSIG estimates the timing of cash flows with respect to future policy benefits for life insurance contracts based on its historical experience and expectations of future payment patterns. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, MSIG’s actual experience may differ from its estimates. In addition, the amounts set forth in the table above do not reflect MSIG’s estimates of future premiums and reinsurance recoveries. The total amount of future policy benefit for life insurance contracts set forth in the table above (¥2,517,052 million) exceeds the amount of corresponding liabilities of ¥1,022,413 million reflected in MSIG’s consolidated balance sheet as of March 31, 2009, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(3)	MSIG estimates the timing of cash flows and its expectation of future payment patterns with respect to investment deposits by policyholders based on its historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of MSIG’s control. Accordingly, MSIG’s actual experience may differ from the estimates. In addition, the amounts set forth in the table above do not reflect MSIG’s estimates of future premiums and reinsurance recoveries. The total amount of investment deposits by policyholders set forth in the table above (¥2,773,686 million) exceeds the amount of corresponding liabilities of ¥1,956,376 million reflected in MSIG’s consolidated balance sheet as of March 31, 2010, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(4)	The total amount of expected future pension payments has not been included in this table as such amount was not determinable as of March 31, 2010. MSIG expects to contribute approximately ¥12,124 million to its pension plans for the year ending March 31, 2011. See Note 14 to MSIG’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors and corporate auditors:

				Director or	Number of shares
				Corporate Auditor	owned as of
Name	Position	Date of Birth	Current Term Expires	Since	April 1, 2010
Directors:
Toshiaki Egashira	President and Director	November 30, 1948	June, 2011	April 1, 2008	12,400
Ichiro Tateyama	Director	June 8, 1943	June, 2011	April 1, 2010	16,127
Tadashi Kodama	Director	November 11, 1947	June, 2011	April 1, 2010	17,480
Yasuyoshi Karasawa	Director	October 27, 1950	June, 2011	April 1, 2008	8,200
Susumu Fujimoto	Director	December 5, 1948	June, 2011	April 1, 2008	8,600
Shuhei Horimoto	Director	August 19, 1954	June, 2011	June 25, 2009	4,754
Hisahito Suzuki	Director	September 15, 1950	June, 2011	April 1, 2010	11,970
Masanori Yoneda	Director	July 24, 1950	June, 2011	April 1, 2010	8,746
Katsuaki Ikeda	Director	September 8, 1951	June, 2011	April 1, 2008	11,200
Toshihiko Seki	Director	February 28, 1941	June, 2011	April 1, 2008	1,900
Akira Watanabe	Director	February 16, 1947	June, 2011	April 1, 2010	—
Mitsuhiro Umezu	Director	May 18, 1957	June, 2011	April 1, 2010	—
Daiken Tsunoda	Director	January 29, 1967	June, 2011	April 1, 2010	—
Corporate Auditors:
Takashi Yamashita	Corporate Auditor	July 7, 1946	June, 2012	April 1, 2008	9,600
Masahiko Oji	Corporate Auditor	March 9, 1946	June, 2013	April 1, 2010	10,260
Sosuke Yasuda	Corporate Auditor	December 15, 1943	June, 2012	April 1, 2008	—
Kuniaki Nomura	Corporate Auditor	June 13, 1945	June, 2013	April 1, 2010	—
Hiroyuki Tezuka	Corporate Auditor	May 8, 1961	June, 2013	April 1, 2010	—
     Further information about our directors and corporate auditors is provided below:

Toshiaki Egashira	President, Director and CEO since April 1, 2009
(November 30, 1948)	(Chairman and Director, Chairman Executive Officer of MSI since 2010)
2001 Executive Officer of MSI
2003 Managing Executive Officer of MSI
2006 President, Director and CEO of MSI
2008 President and Director of MSIG (currently, MS&AD)

Ichiro Tateyama	Director and Executive Officer since April 1, 2010
(June 8, 1943)	(President and Director of NDGI since 2006)
1995 Director of The Dowa Fire & Marine Insurance Co., Ltd. (currently, NDGI)
1997 Managing Director of The Dowa Fire & Marine Insurance Co., Ltd.
2001 Senior Managing Director of NDGI
2005 Director and Executive Vice President of NDGI

Tadashi Kodama	Director and Executive Officer since April 1, 2010
(November 11, 1947)	(Director and Vice Chairman of Aioi since 2010)
2000 Executive Officer of Dai-Tokyo Fire and Marine Insurance Co., Ltd. (currently, Aioi)
2001 Director of Aioi
2002 Managing Director of Aioi
2003 Senior Managing Director of Aioi
2004 President and Director of Aioi

Yasuyoshi Karasawa	Director and Executive Officer since April 1, 2010
(October 27, 1950)	(President, Director and CEO of MSI since 2010)
2004 Executive Officer of MSI
2005 Director and Executive Officer of MSI
2006 Director and Managing Executive Officer of MSI
2008 Director of MSIG (currently, MS&AD)
2008 Director and Senior Executive Officer of MSI
2009 Director and Senior Executive Officer of MSIG

Susumu Fujimoto	Director and Senior Executive Officer since April 1, 2009
(December 5, 1948)	1998 Director-General of Yokohama Customs, Ministry of Finance (the “MOF”)
1999 Deputy Director-General, Customs and Tariff Bureau, MOF
2002 Executive Director, European Bank for Reconstruction and Development
2005 Advisor of MSI
2007 Director of MSI
2008 Director of MSIG (currently, MS&AD)
Director and Managing Executive Officer of MSI
2009 Director and Senior Managing Executive Officer of MSI

Shuhei Horimoto	Director and Managing Executive Officer since June 25, 2009
(August 19, 1954)	2006 Executive Officer of MSI
2009 Managing Executive Officer of MSIG (currently, MS&AD)
2009 Director and Managing Executive Officer of MSI

Hisahito Suzuki	Director and Executive Officer since April 1, 2010
(September 15, 1950)	(Director and President of Aioi since 2010)
2000 Executive Officer of Dai-Tokyo Fire and Marine Insurance Co., Ltd. (currently, Aioi)
2002 Managing Executive Officer of Aioi
2002 Managing Director of Aioi
2003 Senior Managing Executive Officer of Aioi Life Insurance Company, Limited
2003 Director and Vice President of Aioi Life Insurance Company, Limited
2004 Senior Managing Executive Officer of Aioi
2004 Senior Managing Director of Aioi
2008 Director and Senior Managing Executive Officer of Aioi

Masanori Yoneda	Director and Executive Officer since April 1, 2010
(July 24, 1950)	(Director and Vice President Executive Officer of NDGI since 2010)
2003 Director of NDGI
2006 Director and Managing Executive Officer of NDGI
2009 Director and Senior Managing Executive Officer of NDGI

Katsuaki Ikeda	Director and Executive Officer since April 1, 2010
(September 8, 1951)	(Director and Senior Executive Officer of MSI since 2010)
2003 Director and Executive Officer of MSI
2005 Director and Managing Executive Officer of MSI
2008 Director of MSIG (currently, MS&AD)
2009 Director and Managing Executive Officer of MSIG

Toshihiko Seki	Director since April 1, 2008
(February 28, 1941)	1977 Associate Professor, School of Law, Tohoku University
1984 Professor, School of Law, Tohoku University
2000 Professor, Tohoku University Law School
2004 Professor Emeritus, Tohoku University
Professor, Hosei University Law School
2004 Registered as Attorney-at-Law
2007 Director of MSI

Akira Watanabe	Director since April 1, 2010
(February 16, 1947)	1973 Registered as Attorney-at-Law
1989 Attorney-at-Law, Seiwa Kyodo Law Office (currently, Seiwa Meitetsu Law Office)

Mitsuhiro Umezu	Director since April 1, 2010
(May 18, 1957)	2005 Associate Professor, Faculty of Business and Commerce, Keio University
2007 Director of NDGI
2009 Associate Professor, Faculty of Business and Commerce, Keio University and Deputy Director, International Center, Keio University

Daiken Tsunoda	Director since April 1, 2010
(January 29, 1967)	1994 Registered as Attorney-at-Law
2003 Attorney-at-Law, Nakamura & Tsunoda (currently, Nakamura, Tsunoda & Matsumoto)
2008 Corporate Auditor of MSIG (currently, MS&AD)

Takashi Yamashita	Corporate Auditor since April 1, 2008
(July 7, 1946)	2000 Executive Officer of Mitsui Marine and Fire Insurance Co., Ltd. (currently, MSI)
2001 Director of MSI
2002 Managing Director of MSI
2004 Senior Managing Director of MSI
2005 Director and Vice President Executive Officer of MSI
2007 Corporate Auditor of MSI

Masahiko Oji	Corporate Auditor since April 1, 2010
(March 9, 1946)	2000 Executive Officer of Dai-Tokyo Fire and Marine Insurance Co., Ltd. (currently, Aioi)
2002 Managing Executive Officer of Aioi
2004 Senior Managing Director of Aioi
2007 Director and Vice President of Aioi
2008 Director and Vice President Executive Officer of Aioi
2009 Director and Executive Officer of Aioi
2009 Corporate Auditor of Aioi

Sosuke Yasuda	Corporate Auditor since April 1, 2008
(December 15, 1943)	1979 Registered as Certified Public Accountants
1980 Representative, Sosuke Yasuda Tax Accountant Office
1983 Representative, Tokyo Akasaka CPA Joint Office
1993 Senior Partner, Tokyo Akasaka & Co.
1999 Managing Partner, Tokyo Hokuto & Co. (currently, Gyosei & Co.)
2001 Supervising Officer, Japan Prime Realty Investment Corporation
2005 Corporate Auditor of MSI
2008 Representative Partner, Gyosei & Co.
2009 Senior Adviser, Gyosei & Co.
Managing Partner, Gyosei Public Tax & Accountant’s Co.

Kuniaki Nomura	Corporate Auditor since April 1, 2010
(June 13, 1945)	1970 Registered as Attorney-at-Law
2006 Corporate Auditor of MSI
2009 Attorney-at-Law, Nomura Law Offices

Hiroyuki Tezuka	Corporate Auditor since April 1, 2010
(May 8, 1961)	1986 Registered as Attorney-at-Law
Attorney-at-Law, Nishimura & Sanada (currently, Nishimura & Asahi)
2007 Corporate Auditor of NDGI
     Messrs. Fujimoto and Horimoto devote themselves to the Company’s business on a full time basis.
     Messrs. Egashira, Tateyama, Kodama, Karasawa, Suzuki, Yoneda and Ikeda, hold positions as directors and also an executive capacity at either, MSI, Aioi or NDGI.

     Messrs. Seki, Watanabe, Umezu and Tsunoda are outside directors as defined under Article 2, Paragraph 15 of the Corporation Law of Japan. Messrs. Yasuda, Nomura and Tezuka are outside corporate auditors as defined under Article 2, Paragraph 16 of the Corporation Law.
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
     Our Articles of Incorporation provide for not more than 6 corporate auditors. Corporate auditors may not at the same time be any of the director, manager or employee of our company or the director, executive officer (shikko-yaku), manager or employee of any of our subsidiaries. Corporate auditors, of whom at least half must be outside corporate auditors, each of whom has not been any of the director, executive officer (shikko-yaku), manager or employee of the Company or any of its subsidiaries preceding the date on which such person assumes the office of corporate auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors with prior consent of, or upon request by, our board of corporate auditors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporation Law and our Articles of Incorporation is 4 years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. Under the Corporation Law, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A corporate auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our affairs and financial position and other matters concerning the performance of the corporate auditors’ duties.
     Under the Corporation Law and our Articles of Incorporation, we may, by a resolution of the Board of Directors, exempt Directors and Corporate Auditors from liabilities to us arising in connection with their failure to execute their duties to the extent permitted by law.
     Also, in accordance with the Corporation Law and our Articles of Incorporation, we have entered into a liability limitation agreement with each outside Director and outside Corporate Auditor that limits the maximum amount of liabilities owed by each outside Director and outside Corporate Auditor to us arising in connection with their failure to execute their duties to an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Corporation Law.
B. Compensation.
     The aggregate compensation paid, including benefits in kind granted, by us to our directors and corporate auditors (17 persons) during the fiscal year ended March 31, 2010 was ¥630 million, of which ¥545 million was for directors, including ¥27 million for outside directors, and ¥85 million was for corporate auditors, including ¥26 million for outside corporate auditors.
C. Board Practices.
     The information required by this item is set forth in Item 6.A of this annual report.
D. Employees.
     As of March 31, 2010, MSIG had 21,908 employees on a consolidated basis, of whom 20,639 were in the property and casualty insurance business and 1,219 were in the life insurance business, compared with 21,336 employees on a consolidated basis as of March 31, 2009, of whom 20,485 were in the property and casualty insurance business and 803 were in the life insurance business. As of March 31, 2008 MSIG had 20,237 employees on a consolidated basis, of whom 19,572 were in the property and casualty insurance business and 665 were in the life insurance business. Overseas, as of March 31, 2010, MSIG had 5,003 employees on a consolidated basis.
     As of March 31, 2010, Aioi had 10,223 employees on a consolidated basis, of whom 9,649 were in the property and casualty insurance business and 574 were in the life insurance business. Overseas, as of March 31, 2010, Aioi had 276 employees on a consolidated basis.
     As of March 31, 2010, NDGI had 4,445 employees.

     Most of our employees are either members of the Mitsui Sumitomo Insurance Workers’ Union, Aioi Insurance Union, or Nissay Dowa General Insurance Workers’ Union which negotiates with us concerning remuneration and working conditions. As is customary in Japan, we negotiate annually with the union and usually grant annual wage increases and semiannual bonuses. We also renew the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. We have not experienced any labor disputes in Japan for nearly a quarter-century and consider our labor relations to be excellent.
E. Share Ownership.
     The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of April 1, 2010, 626,924,644 shares of our common stock were outstanding.
     To our knowledge, there were two beneficial owners of 5% or more of MS&AD’s outstanding common stock as of April 1, 2010, except as discussed below. We are not required by Japanese law to monitor or disclose beneficial ownership of our common stock.

	Number of shares owned	Percentage of shares
Name	as of April 1, 2010	owned as of April 1, 2010
Toyota Motor Corporation	52,610,933	8.39
Nippon Life Insurance Company	36,325,258	5.79
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
     We are aware that Brandes Investment Partners L.P. made such a filing on April 7, 2010, in which it stated that it owned 31,065 thousand shares of our common stock as of April 1, 2010, representing 4.96% of our then outstanding common stock.
     None of our shares of common stock entitles the holder thereof to any preferential voting rights.
     According to our register of shareholders and register of beneficial owners, as of April 1, 2010, there were 77,922 holders of common stock of record worldwide, including 171 shareholders of record with addresses in the United States who held 108,679,589 shares, representing approximately 17.3% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.
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
Legal or Arbitration Proceedings
     We are not a party to any material pending legal proceedings other than routine litigation incidental to our business. In addition, we are not aware of any litigation that is reasonably likely to have a material adverse effect on our financial position or results of operations.
     For administrative actions taken against us in connection with non-payment and under-payment of insurance claims, see “Issues Relating to Non-payment and Under-payment of Insurance Claims” under Item 4.B.
Dividend Policy
     We aim to pursue further efficiency by realizing synergies and implement growth strategies, hence enhance our profitability, and in turn to make appropriate returns to shareholders that are proportionate to our performance. Meanwhile, due to the nature of the insurance business, we believe it is also necessary to strive to maintain adequate internal reserves.
     Based on the above, it is our basic policy to at least secure a stable trend of dividend per share, pursue enhanced profitability and hence a trend of increase in dividends, and in the medium terms return to shareholders, through dividends and share repurchases, 50% of our group core profit.
B. Significant Changes.
     Except as disclosed in this annual report, there has been no significant change since March 31, 2010.

Item 9.	The Offer and Listing.
A. Offer and Listing Details.
     See Item 9.C of this annual report for information on the stock exchanges on which our common stock is listed.
     The following table indicates the reported closing high and low sale prices and the average trading volume of our common stock on the Tokyo Stock Exchange, the closing highs and lows of the Nikkei Stock Average and the closing highs and lows of the TOPIX for the periods indicated, as adjusted as explained below. The information for periods prior to April 1, 2008 is that of Mitsui Sumitomo Insurance, and the information for periods starting on or after that date is that of the MS&AD (former, MSIG). Mitsui Sumitomo Insurance’s common stock was delisted from the Tokyo Stock Exchange on March 26, 2008, and the Holding Company’s common stock was listed on that Exchange on April 1, 2008. Accordingly, the share price and trading volume data of Mitsui Sumitomo Insurance for the fiscal year and quarter ended March 31, 2008 does not include information for March 27, 28 and 31, 2008. Also, in connection with the formation of the Holding Company on April 1, 2008, the then outstanding shares of Mitsui Sumitomo Insurance’s common stock were exchanged with shares of the Holding Company’s common stock at the exchange ratio of 0.3 shares of the Holding Company’s common stock to each share of Mitsui Sumitomo Insurance’s common stock. For purposes of easy comparison, the share price and trading volume data of Mitsui Sumitomo Insurance’s common stock in the table below has been adjusted to show the equivalent share price and trading volume data of the Holding Company using the above exchange ratio.

	Price per Share of		Average Daily
	Common Stock on Tokyo		Trading Volume of			Closing Nikkei Stock
	Stock Exchange		Common Stock	Closing TOPIX		Average
	High	Low		High	Low	High	Low
Fiscal Year Ended/Ending March 31,
Annual highs and lows
2006	5,420	3,060	1,549,768	1,728.16	1,109.19	17,059.66	10,825.39
2007	5,647	4,087	1,669,600	1,816.97	1,458.30	18,215.35	14,218.60
2008(1)	5,760	3,070	1,887,336	1,792.23	1,149.65	18,261.98	11,787.51
2009	4,500	1,635	1,797,048	1,430.47	700.93	14,489.44	7,054.98
2010	3,060	1,986	1,507,242	979.58	793.82	11,097.14	8,351.91
Quarterly highs and lows
2009:
First quarter	4,500	3,400	1,564,300	1,430.47	1,230.49	14,489.44	12,656.42
Second quarter	3,890	2,975	1,532,510	1,332.57	1087.41	13,603.31	11,259.86
Third quarter	3,800	1,635	2,178,318	1,101.13	746.46	11,368.26	7,162.90
Fourth quarter	2,845	1,765	1,929,910	888.25	700.93	9,239.24	7,054.98
2010:
First quarter	3,060	2,295	1,673,308	950.54	793.82	10,135.82	8,351.91
Second quarter	2,745	2,285	1,331,402	975.59	852.42	10,639.71	9,050.33
Third quarter	2,515	1,986	1,673,884	915.87	811.01	10,638.06	9,081.52
Fourth quarter	2,608	2,151	1,350,690	979.58	881.57	11,097.14	9,932.90
2011:
First quarter	2,832	1,893	1,725,623	998.90	841.42	11,339.30	9,382.64
Second quarter (through September 27)	2,092	1,766	2,009,517	870.73	804.67	9,795.24	8,824.06

Calendar Period
2010:
March	2,608	2,251	1,391,386	979.58	897.64	11,097.14	10,145.72
April	2,832	2,533	1,751,700	998.90	970.84	11,339.30	10,900.68
May	2,609	2,136	2,028,378	956.72	859.00	10,695.69	9,459.89
June	2,283	1,893	1,453,023	902.49	841.42	10,238.01	9.382.64
July	1,969	1,766	2,006,233	870.73	825.48	9,795.24	9,191.60
August	2,083	1,870	1,975,000	861.17	804.67	9,694.01	8,824.06
September (through September 27)	2,092	1,889	2,058,241	852.09	811.40	9,626.09	8,927.02

(1)	Excludes March 26, 27, 28 and 31, 2008.
     On September 27, 2010, the reported closing price of our shares on the Tokyo Stock Exchange was ¥1,977 per share, the closing Nikkei Stock Average was ¥9,603.14 and the closing TOPIX was ¥849.30.
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
B. Memorandum and Articles of Association.
     The following information relates to the shares of MS&AD’s common stock, including summaries of certain provisions of the MS&AD’s Articles of Incorporation, Share Handling Regulations and of the Corporation Law of Japan (the “Corporation Law”) relating to joint stock corporations (known in Japanese as kabushiki kaisha) and of certain relevant regulations under the Insurance Business Law.
General
     The authorized share capital of MS&AD is 900,000,000 shares, as provided in its Articles of Incorporation, of which 633,291,754 shares are issued.
     On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan (the “Book-Entry Law”), and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including the shares of MS&AD, have become subject to this new system. On the same day, all existing shares were dematerialized and all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
     Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the shares to be transferred is, by an application for book entry, recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares recorded in such account.
     Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against MS&AD, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to MS&AD at certain prescribed time, in order to exercise minority shareholders’ rights (other than those the record dates for which are fixed) against MS&AD, a holder of an account with shares needs to make an application though an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to MS&AD, and to exercise rights within four weeks from such notice.
Dividends
     General
     Under the Corporation Law, distribution of cash or other assets by a joint stock corporation to its shareholders, so called “dividends”, takes the form of distribution of Surplus (as defined in “Restriction on Distribution of Surplus” below). Under the Corporation Law, a joint stock corporation may distribute dividends in cash and/or in kind any number of times per fiscal year, subject to certain limitations described in “Restriction on Distribution of Surplus” below.

     Under the Corporation Law and the Articles of Incorporation, MS&AD may, (a) following shareholders’ approval, make distribution of year-end dividends to shareholders of record as of March 31 in each year, (b) by resolution of board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year, and (c) following shareholders’ approval, make distribution of dividends to shareholders of record date to be set for such distribution from time to time. Under its Articles of Incorporation, MS&AD is not obligated to pay any dividends in cash unclaimed for a period of three years after the date on which they first become payable.
     Distributions of dividends may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing a distribution of dividends must specify the form and aggregate book value of the assets to be distributed, the manner of allotment of such assets to shareholders, and the effective date of the distribution. If a distribution of dividends is to be made in kind, MS&AD may grant a right to shareholders to require MS&AD to make such distribution in cash instead of in kind, pursuant to a resolution of a general meeting of shareholders. If no such right is granted to shareholders, the relevant distribution of dividend must be approved by a special resolution of a general meeting of shareholders.
     Restriction on Distribution of Surplus
     Under the Corporation Law, in making a distribution of Surplus, MS&AD must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D – (E + F + G)
     In the above formula:
     “A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on MS&AD’s non-consolidated balance sheet as of the end of the last fiscal year
     “B” = (if MS&AD has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by it less the book value thereof
     “C” = (if MS&AD has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)
     “D” = (if MS&AD has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)
     “E” = (if MS&AD has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock
     “F” = (if MS&AD has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed
     “G” = certain other amounts set forth in an ordinance of the Ministry of Justice
     The aggregate book value of Surplus distributed by MS&AD may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of MS&AD treasury stock, (b) the amount of consideration for any of MS&AD treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice.

     If MS&AD has become at its option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), MS&AD shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on MS&AD’s consolidated balance sheet as of the end of the last fiscal year.
     If MS&AD has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or, if so required by the Corporation Law, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of MS&AD’s treasury stock disposed of by MS&AD, during the period in respect of which such interim financial statements have been prepared. MS&AD may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by MS&AD must be audited by its corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.
     For information as to Japanese taxes on dividends, see “Taxation — Japanese Taxation”.
Stock Splits
     MS&AD may at any time split shares into a greater number of shares by the resolution of the board of directors. A company that conducts a stock split is required by the Corporation Law to give public notice (i) providing a description of the stock split and (ii) announcing that shareholders entered or recorded in the shareholder register as of the date specified by the company are entitled to the shares resulting from the stock split, no later than two weeks prior to such specified date.
     For information as to the treatment under Japanese tax law of a stock split, see “Taxation — Japanese Taxation”.
     Unit Share System
     MS&AD adopts a “unit share system”. MS&AD’s Articles of Incorporation provide that 100 shares of the MS&AD’s common stock constitute one “unit” of shares. The board of directors is permitted to reduce the number of shares constituting one unit or abolish the unit share system without approval by shareholders. The number of shares constituting a unit may not exceed one thousand (1,000) or 0.5% of the total number of issued shares under the Corporation Law.
     Upon demand from a holder of shares constituting less than one unit, MS&AD is obligated to purchase such shares. In addition, pursuant to MS&AD Articles of Incorporation, any such holders may demand MS&AD to sell to them shares constituting less than one unit which, when added to the shares already held by such holder, will constitute a full unit unless MS&AD does not own sufficient number of treasury shares. Such purchase and sale of shares will be effected at the market price as of the date of such demand.
     A holder of less than one unit of shares has no voting right.
     In accordance with the Corporation Law, MS&AD’s Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the Articles of Incorporation including the following rights:
•	to receive distributions of dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Voting Rights
     A holder of shares constituting one or more whole units is generally entitled to one voting right per unit of shares. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of the shareholders represented at the meeting. The Corporation Law and MS&AD’s Articles of Incorporation provide, however, that the quorum for the election of directors and corporate auditors shall not be less than one-third of the total number of voting rights of the shareholders who are entitled to exercise their voting rights. MS&AD’s shareholders are not entitled to cumulative voting in the election of directors. MS&AD or a corporate or certain other entity of which one-quarter or more of the total voting rights are directly or indirectly owned by MS&AD may not exercise its voting rights with respect to shares of MS&AD’s common stock that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. MS&AD’s shareholders, in general, also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.
     The Corporation Law and MS&AD’s Articles of Incorporation provide that a quorum of not less than one-third of the total number of the voting rights of shareholders who are entitled to exercise their voting rights must be present at a shareholders meeting to approve specified corporate actions, including:
•	any purchase of MS&AD’s own shares from a particular shareholder other than its subsidiary;

•	a consolidation of shares;

•	any issuance or transfer of new shares or existing shares held by MS&AD as treasury stock at an “especially favorable” price or any issuance of stock acquisition rights at an “especially favorable” condition to any persons other than shareholders;

•	a reduction of the liability of a director, a corporate auditor or an independent auditor caused by his or her failure to perform an obligation without intent or gross negligence, subject to certain exceptions;

•	a reduction of stated capital, subject to certain exceptions;

•	a distribution of dividends in kind without granting shareholders the right to request payment in cash instead;

•	any amendment to the Articles of Incorporation, subject to certain exceptions;

•	the transfer of the whole or an important part of the business, subject to certain exceptions;

•	the taking over of the whole of the business of any other corporation, subject to certain exceptions;

•	a dissolution, merger or consolidation, subject to certain exceptions;

•	a corporate split, subject to a certain exception; or

•	a share exchange or Share Exchange for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception.
     A resolution for the above actions can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting.
General Meeting of Shareholders
     The ordinary general meeting of the shareholders of MS&AD will be normally held in June in each year in Tokyo, Japan. In addition, MS&AD may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

     Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Corporation Law, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.
     Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may demand the convocation of a general meeting of shareholders. Unless such shareholders’ meeting is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the demanding shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.
     Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may demand that a particular matter be added to the agenda of a general meeting of shareholders at least eight weeks prior to the date set for such meeting.
Liquidation Rights
     In the event of the liquidation of MS&AD, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.
Issue of Additional Shares of Common Stock and Pre-emptive Rights
     Holders of shares of MS&AD’s common stock have no pre-emptive rights under the Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. MS&AD’s Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.
Stock Acquisition Rights
     MS&AD may issue stock acquisition rights by the resolution of the board of directors, except for issuances at an “especially favorable” conditions, for which a special resolution of a shareholders’ meeting is required. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of such stock acquisition rights. Upon the exercise of stock acquisition rights, MS&AD will be obliged either to issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock held by it.
Report to Shareholders
     MS&AD will furnish to the shareholders notices of shareholders’ meetings (including statutory business report), annual and semi-annual business reports, including financial statements or a summary thereof, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese.
Record Date
     March 31 is the record date for MS&AD’s year-end dividends. The shareholders who are registered as the holders of one unit of shares or more in MS&AD’s registers of shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. In addition, MS&AD may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
     The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by MS&AD of Shares
     MS&AD may acquire its own shares:
     (i) by purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Law of Japan, pursuant to a resolution of the board of directors as provided in its Articles of Incorporation;
     (ii) through procedures under which all shareholders in the same class may apply to sell their shares pursuant to a resolution of the general meeting of shareholders;
     (iii) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and
     (iv) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.
     In the case of (iii) above, any other shareholder may demand that such other shareholder be included as a seller in the proposed purchase, unless the purchase price will not exceed the market price on the day immediately preceding the date on which the resolution mentioned in (iii) above was adopted.
     In general, the total acquisition price of the shares to be purchased by MS&AD may not exceed the Distributable Amount. See “Dividends” above for further details regarding this amount.
     Shares acquired by MS&AD may be held as treasury stock for any period or cancelled by the resolution of the board of directors. MS&AD may also transfer the shares held by it to any person, subject to the resolution of the board of directors and other requirements similar to those applicable to the issuance of new shares.
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
     On September 27, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥1,977 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000, or fall to between ¥1,000 and ¥1,500. Other daily price limits would apply if our per share price moved to other ranges.
Selected Daily Price Limits

				Maximum Daily Price
Previous Day’s Closing Price or Special Quote				Movement
Over	¥1,000	Less than	¥1,500	¥300
Over	1,500	Less than	2,000	400
Over	2,000	Less than	3,000	500
     For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.
C. Material Contracts.
     For the two years immediately preceding the date of this annual report, we have not been a party to any material agreement other than in the ordinary course of business.

D. Exchange Controls.
     There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our shares.
Japanese Foreign Exchange Controls
     The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern certain matters relating to the acquisition and holding of shares by non-residents and foreign investors.
     The Foreign Exchange Regulations define “non-residents” as:
•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.
     The Foreign Exchange Regulations define “foreign investors” as:
•	individuals who are non-residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations, not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within the definition of “foreign investors” above or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are non-residents.
     Acquisition of Equity Securities
     In general, the acquisition of shares of a listed corporation by a non-resident of Japan from a resident of Japan may be made without any restriction, except as mentioned below. However, a resident of Japan who transfers shares to a non-resident of Japan must file a report to the Minister of Finance following the transfer of shares to the non-resident of Japan, unless:
•	the consideration for the transfer is ¥100 million or less; or

•	the transfer is made through a bank, securities company or financial business operator as licensed under relevant Japanese laws.
     If a foreign investor acquires shares of a listed corporation and, as a result of the acquisition, the foreign investor directly or indirectly holds 10% or more of the issued shares of the relevant corporation aggregated with existing holdings, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other relevant ministers by the 15th day of the month following the month containing the date of the acquisition. In certain exceptional cases, prior notification is required regarding the acquisition. Limited circumstances, including the acquisition of shares by non-resident holders by way of a stock split, are not subject to any notification or reporting requirement.
     Distributions and Proceeds of Sale
     Under the Foreign Exchange Regulations, distributions paid on, and the proceeds of sales in Japan of, shares of a corporation held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad subject to certain exceptions.

Reporting of Substantial Shareholdings
     The Financial Instruments and Exchange Law of Japan, in general, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of the relevant Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent increase or decrease of 1% or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares.
     Under the Insurance Business Law, a shareholder of an insurance company or insurance holding company that holds more than 5% of the total voting rights of the insurance company or insurance holding company is required to file a report of its shareholdings with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days after the acquisition of the shares and other reports concerning changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio).
E. Taxation.
United States Federal Income Taxation
     This section describes the material United States federal income tax consequences of owning shares. It applies to you only if you hold your shares as capital assets for tax purposes. This section does not discuss the tax consequences of the Share Exchange. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Convention Between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
     If a partnership holds the shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares.
     You are a U.S. holder if you are a beneficial owner of shares and you are:
•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares in your particular circumstances.
     Taxation of Dividends. Unless we are treated as a PFIC (as discussed below), the gross amount of distributions paid to a U.S. holder of the shares will be included in the gross income of such U.S. holder as dividend income to the extent of current or accumulated earnings and profits. Under current law, dividends paid to an individual or other noncorporate U.S. holder with respect to the shares before January 1, 2011, that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15% if the U.S. holder held such shares for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date and meets certain other requirements. Dividends with respect to the shares generally will be qualified dividend income and will generally be treated as Japanese source income for U.S. federal income tax purposes and for purposes of the Convention.
     To the extent the amount of any distribution exceeds the current and accumulated earnings and profits for our taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares and will be treated as derived from U.S. sources for U.S. federal income tax purposes and for purposes of the Convention. U.S. holders should consult their own tax advisors regarding the amount of distributions from us that should be treated as dividends for U.S. federal income tax purposes. However, because we do not presently intend to maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. holder will generally be required to include the entire amount of all distributions received from us as a dividend.
     A U.S. holder of the shares must include in gross income the amount of any Japanese tax withheld from a distribution even though such U.S. holder does not in fact receive it. Any distributed amounts treated as a dividend for U.S. federal income tax purposes will be taxable to a U.S. holder when such U.S. holder actually or constructively receives such amount. Such amounts will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount treated as a dividend that a U.S. holder must include in gross income will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the distributed amount is includible in such U.S. holder’s gross income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the payment in income to the date such U.S. holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income, and such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
     Taxation of Capital Gains. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     PFIC Rules. We do not believe that we are or have been treated as a PFIC and do not expect to become a PFIC in the foreseeable future. If, however, either we are a PFIC, a U.S. holder may be subject to adverse U.S. federal income tax rules in respect of holding the shares.
     In general, a non-U.S. corporation will be a PFIC if:
•	75% or more of its income constitutes “passive income”; or

•	50% or more of its assets produce, or are held for the production of, passive income.

     For the above purposes, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We believe that each of our insurance company subsidiaries is, and will continue to be, predominantly engaged in an insurance business and does not have nor will have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received “directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% by value of the stock. While no explicit guidance is provided by the statutory language, under this look-through rule we should be deemed to own the assets and to have received the income of all of their respective insurance subsidiaries directly as insurance assets and insurance income for purposes of determining whether we qualify for the insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the PFIC provisions; however, there can be no assurance as to what positions the IRS or a court might take in the future.
     Related Person Insurance Income Rules. Any U.S. holder who owns our shares, and hence indirectly owns shares of any of our insurance company subsidiaries, on the last day of such insurance company’s taxable year may be required to include in its gross income for U.S. federal income tax purposes its pro rata share of such insurance company’s related person insurance income (“RPII”) for the taxable year, if U.S. persons own, directly, indirectly or constructively, 25% or more of the shares of such company for an uninterrupted period of at least 30 days during the taxable year. In general, RPII means premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholders, or any person related to such U.S. shareholders. U.S. persons who own shares of a foreign insurance company must include RPII in income only if such company’s RPII equals or exceeds 20% of its gross insurance income in any taxable year and at least 20% of the stock of such insurance company (measured by either voting power or value) is owned, directly or indirectly (under complex attribution rules), by (1) persons (including non-U.S. persons) who are insured, directly or indirectly, under policies of insurance or reinsurance written by such insurance company or (2) persons related to any such person. The amount of income included is determined as if such RPII were distributed proportionately to such U.S. persons on the last day of such taxable year, regardless of whether such income is actually distributed. A U.S. person’s pro rata share of an insurance subsidiary’s RPII for any taxable year, however, will not exceed its proportionate share of such insurance company’s earnings and profits for the year (as determined for U.S. federal income tax purposes).
     Although we do not know that any of our subsidiaries will have RPII that equals or exceeds 20% of such subsidiary’s gross insurance income, because some of the factors that determine the extent of RPII in any period may be beyond our control, there can be no assurance that RPII of any of our insurance subsidiaries will not equal or exceed 20% of our gross insurance income in any taxable year. In addition, it may be difficult to determine whether we are 20% or more owned (by either voting power or value), directly or indirectly (under complex attribution rules), by insured or reinsured persons or persons related to insured or reinsured persons.
     If the RPII rules were to apply to us:
•	a U.S. holder’s tax basis in its shares would be increased by the amount of any RPII that such U.S. holder includes in income;

•	the U.S. holder could exclude from income the amount of any distribution to the extent of the RPII included in such U.S. holder’s income for the year in which the distribution was paid or for any prior year (which excluded amount would be applied to reduce the U.S. holder’s tax basis in its shares); and

•	each U.S. holder who is a direct or indirect shareholder on the last day of our taxable year would be required to attach IRS Form 5471 to its U.S. federal income tax or information return. Failure to file Form 5471 may result in penalties.
     There is a lack of definitive guidance interpreting the RPII provisions. Treasury Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these Treasury Regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to the proposed Treasury Regulations.
     Accordingly, the meaning of the RPII provisions and their application to us is uncertain. In addition, there can be no assurance that the IRS will not challenge any determination as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination.
     The RPII provisions described in this section are extremely complex and there is significant uncertainty in interpreting the RPII provisions. U.S. holders should consult their own tax advisors about RPII and the related reporting requirements.
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
     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on cash dividends paid by Japanese corporations. Stock splits are, in general, not a taxable event.
     In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20%. However, with respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2011, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of relevant Japanese corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, while the income tax treaties with Australia, France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds.
     Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is higher than the Japanese statutory rate. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on our shares are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance, through us, to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide the application. Non-resident shareholders who do not submit an application in advance will be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of common stock of Japanese corporations by a non-resident of Japan or a non-Japanese corporation, or from the sale of common stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes.
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
     Substantial portions of our investments are held at the level of MSI, Aioi and NDGI. Except as otherwise noted, the following discussion relates to market risk management at that level.
Market Risk Management
     Market risk refers to the risk of losses incurred by a decline in the value of assets due to fluctuations in such factors as interest rates, stock prices or currency exchange rates.
     We invest in a portfolio of assets which is either (1) the portion of savings premiums we receive on our savings-type insurance policies that have not been due for refund to policyholders, or (2) our other general funds including such portion of net premiums written that we have not disbursed to policyholders for claim payments.
     We monitor the sensitivity of assets to changes in the market environment and use a variety of tools to manage market risk, including quantification of market risks by means of value-at-risk (“VaR”) methods together with setting VaR limits. To handle long-term insurance contracts such as savings type insurance, we use asset liability management (“ALM”) to maintain balance in the liability period, while at the same time constructing a portfolio to provide stable earnings.
     The fair value of a financial instrument is the amount at which it could be exchanged in a current transaction between willing counterparties other than in a forced or liquidation sale. Our primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates. The composition of our insurance investments varies by line of business.

Investment Objectives
     We have the following primary investment objectives:
•	Maintain high-grade investment assets in order to strengthen our ability to meet insurance payment obligations;

•	Maintain sufficient liquidity in our investment assets to meet insurance payment obligations, repayment of savings-type products upon maturity and payment of dividends on those products on a timely basis; and

•	Achieve the highest possible returns on our investment assets while meeting the two objectives above.
Allocation of Investments
     We believe that, in terms of the asset allocation of our investments, the most important goal is to make investments that best match different risk profiles arising from the specific nature of liabilities corresponding to each of our general fund and savings-type insurance fund reserves.
     For the general fund reserve, we diversify our investments among yen-denominated bonds and loans, Japanese equities, foreign currency denominated bonds and equities, real estate and other investments, to obtain a stable source of income and achieve a relatively high return at the same time. For savings-type insurance fund reserves, given that payments upon maturity and dividend payments must be made in Japanese yen, investments are made primarily in highly liquid and relatively low-risk assets denominated in Japanese yen. In order to deal with the risk that a large amount may become due at any particular point in time and the risk that the market interest rate may be below the assumed rate of interest, we use our own asset-liability management methods to manage the risks arising from the mismatch of our assets and liabilities.
Risk Management Functions
     We have an independent financial risk management section in place and has a market risk management organization which is designed to ensure that each of our front, middle and back offices effectively monitor one another with respect to our market management processes. The front departments conduct monitoring as a first checker and the market risk management department calculates and monitors risks as a second checker. Market risk management matters are periodically reported to board of directors and Risk Management Committee. The functions and responsibilities of the board of directors and the Risk Management Committee with respect to market risk management are established in accordance with our overall risk management policies as well as relevant laws and regulations of Japan and other jurisdictions where we conduct our businesses.
Market Risk Measurement
     Our material market risk exposures consist of equities and interest rate-sensitive and foreign exchange rate-sensitive financial instruments.
     We have a risk of loss because the value of our equity securities may decline during a sustained general fall in equity prices (see “Sensitivity Analysis and Risk Category” below). Most of our equity investments are intended to be held for the long term. Our equity holdings are primarily in the Japanese market. We seek to reduce asset-fluctuation risks on Japanese equities by selling portions of them from time to time.
     For the purpose of market risk measurement, we define interest rate risk as the risk of a loss in the fair values of interest rate-sensitive assets and liabilities caused by changes in market interest rates. We are exposed to interest rate risk due to our investments in fixed-income instruments, in particular bonds and loans. We have a risk of loss because our assets and liabilities may fluctuate in value when market interest rates change (see “Sensitivity Analysis and Risk Category” below). Our primary exposure to interest rate risk is to the Japanese mid- and long-term market interest rates. This results from our investment allocations reflecting our asset-liability management, especially for our savings-type insurance fund. We endeavor to mitigate interest rate risk by investing in securities that match the nature of our liabilities with respect to each of our savings-type insurance funds and our general fund reserves, based on the asset allocation mentioned in “Allocation of Investments” above.

     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in currencies other than our functional currency, which is the yen. We are exposed to foreign exchange rate risk because some of our assets are denominated in currencies other than the yen. If the foreign exchange rates of the non-yen currencies decline against the yen, the fair values of the corresponding assets would also decline (see “Sensitivity Analysis and Risk Category” below). Our primary exposures for foreign exchange risk are to the United States dollar and the Euro.
     We hold and use many different financial instruments in managing our businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:
•	Equity price risk: common shares;

•	Interest rate risk: bonds, loans and liabilities; and

•	Foreign exchange rate risk: non-yen denominated equities and bonds.
     We also selectively use derivative financial instruments such as swaps, swaptions, options, forwards and futures to manage the risk profile of equity, foreign exchange rate, interest rate and other exposures. In our use of derivatives, we comply with applicable regulatory requirements and also follow internal compliance guidelines. We use such derivatives financial instruments mainly for reducing our own exposures to market risks from fluctuations in exchange rates, interest rates and prices. We also use derivatives for trading purposes to supplement our income to a certain extent.
     For additional information on our use of derivatives, see Note 15 to our consolidated financial statements included elsewhere in this annual report.
     Risk Exposure Estimates. As well as using a VaR methodology based on our assessment of market risk factors, we use a risk modeling technique known as “sensitivity analysis” to analyze the implications of changes in market conditions on the financial instruments we hold. Our sensitivity analysis measures the potential loss in fair values of market sensitive instruments resulting from selected hypothetical changes in equity prices, interest rates, and foreign exchange rates at a selected time.
     The aggregate equity sensitivity measure shown in the table below illustrates the effect on fair values of our equity holdings assuming a 10% decline in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks traded on the First Section of the Tokyo Stock Exchange. We calculate the beta value of individual stocks held and then estimate the change in fair value based on our actual exposure and market data.
     Interest rate risk sensitivity is estimated under the assumption of a 50 basis point parallel shift in interest rates. If yen interest rates fall, our net asset value may decrease, and the amounts of interest and dividends received may diminish. After incorporating cancellation rates of insurance policies and other instruments in the determination of expected cash flows, we then use the discounted cash flow method to calculate exposures from assets and debt and estimate the change in exposure caused by the change in interest rates.
     For foreign exchange sensitivity, we estimate the change in our foreign-denominated exposure generated by changes in exchange rates. In a similar manner to equity risk, foreign exchange rate risk is estimated by assuming a 10% decline in all currency exchange rates against Japanese yen. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, the value of the yen appreciates by 10% against all non-yen currencies. We estimate the change in our foreign denominated exposure resulting from exchange rate fluctuations based on our actual exposure and market data.
     We believe that the scenarios chosen are reasonable assumptions based on past observations about market conditions.
     The following tables set forth the sensitivity of investments on a consolidated basis, by market risk category, as of March 31, 2010. Certain investments are included in more than one risk category. For example, bonds denominated in non-yen currencies are affected by changes in both interest rates and foreign exchange rates.
Sensitivity Analysis and Risk Category (As of March 31, 2010)

Equity risk	10% decline	(236) billion yen
Interest rate risk	50bp move	(42) billion yen
Foreign exchange risk	10% decline	(103) billion yen

     Data Verification and Model Accuracy Confirmation. Ensuring the quality of source data and calculations is a key priority for our risk management function. Market values of asset holdings that are inputs for risk measurement are obtained and managed by our back office independently of our front office. Our back and middle offices verify the data for reasonableness, consistency and completeness through the appropriate business processes which are validated by internal controls. Indices and other data necessary for risk measurement are obtained through independent sources such as Bloomberg, and risk measurement models are back-tested annually for appropriateness.
Other Risks Management
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
     The pricing of insurance products involves the risk that, once a determination that coverage should be provided through the underwriting process has been made, the price charged for the coverage may be inadequate. The pricing of our insurance products takes into consideration the expected frequency and severity of claims; the costs of providing the necessary coverage, including the cost of administering policy benefits, sales and other administrative and overhead costs; and a margin for profit. Additional factors considered in setting premiums and prices for our life insurance products include assumptions as to future investment returns, expenses, persistency, mortality, morbidity and taxes, where appropriate. The long-term profitability of our products is affected by the degree to which future experience deviates from these assumptions. We endeavors to appropriately price our products according to risk with a margin for profit.
     We manage to maintain the appropriate level of the risk retention by controlling the large exposure due to massive catastrophes. We calculate the Probable Maximum Loss (“PML”) using field research for each risk category and arranges adequate reinsurances to mitigate the impact from such risks. We aim to hold sufficient capital to ensure that we are financially strong, even after an extreme loss event. We manage 99.5% VaR one-year time horizon measures of required capital. For the future accumulated loss due to natural disasters such as typhoons and earthquakes, we estimate PML by using statistical models and arranges reinsurances properly.
     Insurance Claims and Reserves. We are subject to risk associated with claims settlement, including the risk that amounts paid may be in excess of related losses or reserves, fraud and customer service-related issues affected by the promptness of our claims-handling procedures, as well as risks associated with the adequacy of our reserves.
     The claims process involves professional claims evaluation personnel, with input from legal, accounting, actuarial and other functions as necessary, and is closely coordinated with the reserving process. While the claims process is managed at the local level, we coordinate the establishment of claims guidelines, monitors claims development trends and exposures and provides centralized support to our subsidiary operations in order to ensure that it benefits from the “best practices” of our member companies. In addition, for large industrial and commercial risks, claims in excess of certain levels are actively managed by our central claims department. To assess the appropriateness of our insurance reserves, we make use of historic values as well as statistical testing and regularly reviews the development of our reserves over time relative to our initial assumptions.
     Credit Risk. Credit risk refers to the risk of losses incurred by a decline in asset value or the loss of asset value due to deterioration in the financial position of a borrower. We are subject to credit risk on investments such as corporate bonds, loans, guarantees and securities as well as ceded reinsurance. Deterioration of the financial condition or results of operations of the debtor of these instruments may cause a delay in payments of principal or interest when due and eventually result in uncollectability. We manage these risks in a number of ways. We closely inspect the creditworthiness of individual companies prior to making investments and perform follow-up on such reviews periodically. We also maintain internal controls by separating our loan and guarantee origination operations from our inspection and review operations. Additionally, we collectively manage our investment portfolio to avoid losses arising from over-exposure to particular companies or sectors. Our policy of having an investment portfolio with a high average credit quality means that the credit risk in that portfolio is relatively small. We also measure credit risk using a VaR methodology, at a 99.5% confidence level over a one-year period, based on our assessment of the bankruptcy, collectability and rating migration rates on investments. Credit risk includes credit spread widening risk that is an estimated decline in asset value resulting from credit spread widening based on a stressed case in market historical data. As of March 31, 2010, the amount of credit risk on investments on a consolidated basis was ¥314 billion. Credit analyses are also performed with respect to banks with whom we maintain deposit relationships and other financial counterparties, including derivatives counterparties, to minimize our exposure.
     Real Estate Investment Risk. We are subject to real estate investment risk due to the market fluctuation in real estate prices and rents. Therefore, we engage in risk management according to such characteristics, while we work to lower our outstanding balance of low-performing real estate and improve overall profitability.
     Legal Risk. We are subject to legal risks arising from the uncertainty in the enforceability through legal or judicial processes of the obligations of our policyholders and counterparties, particularly in jurisdictions where applicable laws and regulation may be relatively recent or incomplete. We seek to minimize such uncertainty through consultation with internal and external legal advisors in all countries in which we conduct business.
     Operational Risk. Operational risk contains the following three categories: administrative risk, information and system risk and liquidity risk.
     Administrative Risk. Administrative risk is the risk due to administrative errors, legal violation or improprieties committed by our employees or insurance agencies. In order to reduce such risks, not only do we set up rules and manuals, but we regularly monitor our operations through internal compliance programs. We have been improving our products and services to the best by our continuous efforts to carry out the inspections in each executive department and to improve through internal educational programs and guidance and monitoring compliance status.
     Information and System Risk. Information and system risk is the risk due to the loss and/or leakage of customer-related information and, breakage or shutdown of computer systems due to such factors as malfunction and improper usage. To insure the protection of customer-related information and company information, we have formulated an Information Security Policy, Privacy Policy and related guidelines. We have also implemented a contingency plan for large risks on the assumption of epicentral earthquakes in the Southern Kanto area and computer crimes like cyber terrorism.
     Liquidity Risk. Liquidity risk is the risk of suffering financial losses arising from forced sale of assets at a price lower than fair value in order to meet the cash flow requirements of urgent and large claim payments against catastrophic accidents. We manage our cash flow by holding sufficient liquid assets and monitoring the level of liquidity for both assets and liabilities to estimate future financing needs.

Item 12.	Description of Securities Other Than Equity Securities
     Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.

Item 15T.	Controls and Procedures.
     The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of March 31, 2010. Based on that evaluation, these officers concluded that the disclosure controls and procedures were effective as of that date.

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
     Our board of corporate auditors has determined that Mr. Sosuke Yasuda, a member of that board, is an “audit committee financial expert” as such term is defined in Item 16A of Form 20-F. Mr. Yasuda meets the independence requirements imposed on corporate auditors under the Corporation Law. See Item 6.A. for an explanation of such independence requirements.

Item 16B.	Code of Ethics.
     We have adopted the “MS&AD Insurance Group Basic Compliance Policy” and “MS&AD Insurance Group Basic Policy Regarding Internal Control System”, which applies to all of our personnel, including our chief executive officer, chief financial officer, corporate auditors, corporate officers, and employees. These policies (in the case of the latter, certain provisions thereof) constitute our code of ethics for purposes of Item 16B of Form 20-F. English translations of these policies (in the case of the latter, certain provisions thereof) are attached as Exhibit 11 to this annual report.

Item 16C.	Principal Accountant Fees and Services.
Fees Paid to the Independent Auditor
     Our board of directors engaged KPMG AZSA LLC (Formerly, KPMG AZSA & Co.) to perform an annual audit of our financial statements in the fiscal years ended March 31, 2008, 2009 and 2010. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions)
Audit fees (1)	¥251	¥278	¥356
Audit-related fees	20	54	116
Tax fees (2)	44	24	44
All other fees (3)	—	1	—

Total	¥315	¥357	¥516

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.

(3)	These are fees for all other services except those separately defined above.
Pre-Approval of Services Provided by KPMG
     Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of our corporate auditors.
     All of the services provided by KPMG in the year ended March 31, 2010 were approved by our corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemption from the Listing Standards for Audit Committees.
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Not applicable.

Item 16F.	Changes in Registrant’s Certified Accountant.
     Not applicable.

Item 16G.	Corporate Governance.
     Not applicable.
PART III

Item 17.	Financial Statements.
     In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.
     The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Item 19.	Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)

1.2	—	Share Handling Regulations of the registrant (English translation)

1.3	—	Regulations of the board of directors of the registrant (English translation)

1.4	—	Regulations of the board of corporate auditors of the registrant (English translation)

8.1	—	List of subsidiaries of the registrant

11.1	—	MS&AD Insurance Group Basic Compliance Policy (English translation) and MS&AD Insurance Group Basic Policy Regarding Internal Control System (relevant provisions) (English translation)

12.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	—	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	—	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
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
     MS&AD Insurance Group Holdings, Inc.

MS&AD Insurance Group Holdings, Inc.
By:	/s/ Takayoshi Umemura
	Name:	Takayoshi Umemura
	Title:	Managing Executive Officer

Date: September 29, 2010

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
MS&AD Insurance Group Holdings, Inc.
     (formerly: Mitsui Sumitomo Insurance Group Holdings, Inc.):
We have audited the accompanying consolidated financial statements of Mitsui Sumitomo Insurance Group Holdings, Inc. and subsidiaries (the “Company”) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsui Sumitomo Insurance Group Holdings, Inc. and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As more fully described in notes 1(a) and 23, on April 1, 2010, the Company acquired all of the outstanding common shares of Aioi Insurance Company, Limited (“AIOI”), and Nissay Dowa General Insurance Company, Limited (“NDGI”) through an exchange for 211,971 common shares of the Company. Consequently, AIOI and NDGI become wholly owned subsidiaries of the Company. This transaction is expected to have a significant impact on the Company’s future consolidated financial position, results of operations and cash flows. Also, the Company subsequently changed its corporate name to MS&AD Insurance Group Holdings, Inc.
KPMG AZSA LLC
Tokyo, Japan
September 29, 2010

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2009 and 2010

	2009	2010
	(Yen in millions)
ASSETS
Investments — other than investments in affiliates (Notes 4 and 16):
Securities available for sale:
Fixed maturities, at fair value	¥2,994,870	3,012,303
Equity securities, at fair value	1,703,433	1,997,746
Securities held to maturity:
Fixed maturities, at amortized cost	475,576	506,307
Mortgage loans on real estate	9,224	7,260
Investment real estate, at cost less accumulated depreciation of ¥48,570 million in 2009; ¥50,992 million in 2010	40,992	36,698
Policy loans	43,254	44,339
Other long-term investments	711,653	691,625
Short-term investments	106,852	69,139

Total investments	6,085,854	6,365,417

Cash and cash equivalents	455,444	381,939

Investments in and indebtedness from affiliates:
Investments	66,523	75,927
Indebtedness (Note 16)	2,857	3,128

Total investments in and indebtedness from affiliates	69,380	79,055

Accrued investment income	20,228	16,857
Premiums receivable and agents’ balances	144,005	152,030
Prepaid reinsurance premiums	203,477	195,626
Funds held by or deposited with ceding reinsurers	78,756	83,690
Reinsurance recoverable on paid losses	58,149	63,410
Reinsurance recoverable on unpaid losses	304,228	293,347
Property and equipment, net of accumulated depreciation (Note 5)	232,047	224,880
Deferred policy acquisition costs (Note 1(h))	325,539	345,731
Goodwill (Note 7)	63,254	66,250
Other assets (Note 12)	194,494	176,504

Total assets	¥8,234,855	8,444,736

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2009 and 2010

	2009	2010
	(Yen in millions, except share data)
LIABILITIES AND EQUITY
Liabilities:
Losses and claims (Note 8):
Reported and estimated losses and claims	¥1,196,144	1,166,016
Adjustment expenses	60,378	61,061

Total losses and claims	1,256,522	1,227,077

Unearned premiums	1,385,290	1,381,524
Future policy benefits for life insurance contracts	970,217	1,022,413
Investment deposits by policyholders (Notes 9 and 16)	2,043,991	1,956,376
Indebtedness to affiliates	1,616	4,686
Income tax payable (Note 12)	9,401	10,331
Deferred tax liabilities (Note 12)	238,083	397,585
Retirement and severance benefits (Note 14)	126,538	120,334
Ceded reinsurance balances payable	74,000	75,697
Short-term debt (Note 10 and 16)	70,000	—
Long-term debt (Notes 10 and 16)	94,961	94,969
Other liabilities	274,720	152,866

Total liabilities	6,545,339	6,443,858

Shareholders’ equity:
Common stock:
Authorized —900,000,000 shares; issued — 421,320,739 shares (Note 13(a))	100,000	100,000
Other shareholders’ equity:
Additional paid-in capital (Note 13(a))	123,969	123,970
Retained earnings (Note 13(b))	1,377,400	1,406,964
Accumulated other comprehensive income (Note 13(c))	79,960	376,234
Treasury stock, 2,020,643 shares in 2009 and 6,367,110 shares in 2010, at cost	(4,645)	(14,688)

Total MSIG shareholders’ equity	1,676,684	1,992,480

Noncontrolling interests	12,832	8,398
Total equity	1,689,516	2,000,878

Commitments and contingent liabilities (Note 19)
Total liabilities and equity	¥8,234,855	8,444,736

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	(Yen in millions, except per share data)
Revenues:
Net premiums written	¥1,537,616	1,448,273	1,395,238
Less increase (decrease) in unearned premiums	34,931	(60,130)	(1,399)

Net premiums earned (Note 11)	1,502,685	1,508,403	1,396,637
Premium income for life insurance contracts (Note 11)	192,731	190,113	188,373
Investment income, net of investment expenses (Note 4)	185,265	154,012	127,733
Net realized gains (losses) on investments (Note 4 and 6):
Total other-than-temporary impairment losses on investments	—	—	(15,666)
Portion of losses recognized in other comprehensive income	—	—	746

Net other-than-temporary losses recognized in earnings	—	—	(14,920)
Other realized gains on investments	—	—	19,656

Net realized gains (losses) on investments	(17,370)	(134,885)	4,736

Total revenues	1,863,311	1,717,643	1,717,479

Expenses:
Losses, claims and loss adjustment expenses (Note 11):
Losses and claims incurred and provided for	906,257	960,041	855,914
Related adjustment expenses	82,370	90,235	81,971
Policyholder benefits for life insurance contracts (Note 11)	156,683	154,056	150,346
Amortization of policy acquisition costs	372,025	398,660	345,204
Investment income credited to investment deposits by policyholders (Note 9)	48,498	44,573	47,304
Other expenses, net (Note 6)	143,719	152,054	169,324

Total expenses	1,709,552	1,799,619	1,650,063

Earnings (loss) before income taxes	153,759	(81,976)	67,416
Income taxes (Note 12):
Current	25,368	29,874	18,485
Deferred	22,769	(41,910)	(1,398)

Total income tax (benefit) expense	48,137	(12,036)	17,087

Net income (loss)	105,622	(69,940)	50,329
Less: Net income attributable to noncontrolling interests	826	300	346

Net income (loss) attributable to MSIG	¥104,796	(70,240)	49,983

Earnings (loss) per share (Notes 2(p) and 13(b)):
Basic and diluted	¥247.59	(166.82)	119.30

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	(Yen in millions)
Net income (loss)	¥105,622	(69,940)	50,329

Other comprehensive income (loss), net of tax (Note 13(c)):
Foreign currency translation adjustments	(2,278)	(66,853)	11,132
Unrealized losses on fixed maturity securities on which other-than-temporary credit impairment losses were recognized in net income	—	—	(484)
Unrealized gains (losses) on all other securities	(525,733)	(563,812)	285,886
Net losses on derivative instruments	(24)	—	—
Pension liability adjustments	(11,922)	(6,919)	2,095

Other comprehensive income (loss)	(539,957)	(637,584)	298,629

Comprehensive income (loss)	(434,335)	(707,525)	348,958
Comprehensive income (loss) attributable to noncontrolling interests	2,968	(3,578)	477

Comprehensive income (loss) attributable to MSIG	¥(437,303)	(703,947)	348,481

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	(Yen in millions, except per share data)
Common stock:
Balance at beginning and end of year	¥100,000	100,000	100,000

Additional paid-in capital:
Balance at beginning of year	124,014	123,981	123,969
Gain on sales of treasury stock	18	1	—
Retirement of treasury stock	(51)	(13)	1

Balance at end of year	123,981	123,969	123,970

Retained earnings:
Balance at beginning of year	1,485,823	1,471,651	1,377,400
Cumulative effect of change in accounting principle, net of tax (Note 2(t))	—	—	2,224
Net income (loss) attributable to MSIG	104,796	(70,240)	49,983
Dividends paid (Note 13(b))	(21,166)	(24,011)	(22,643)
Retirement of treasury stock	(98,657)	—	—
Other	855	—	—

Balance at end of year (Note 13(b))	1,471,651	1,377,400	1,406,964

Accumulated other comprehensive income (Note 13(c)):
Balance at beginning of year	1,255,766	713,667	79,960
Cumulative effect of change in accounting principle, net of tax (Note 2(t))	—	—	(2,224)
Other comprehensive income (loss) attributable to MSIG, net of tax	(542,099)	(633,707)	298,498

Balance at end of year	713,667	79,960	376,234

Treasury stock:
Balance at beginning of year	(91,143)	—	(4,645)
Purchase of common shares	(7,629)	(4,725)	(10,048)
Sale of common shares	64	80	5
Retirement of treasury stock	98,708	—	—

Balance at end of year	—	(4,645)	(14,688)

Noncontrolling interests:
Balance at beginning of year	16,681	18,585	12,832
Transactions between MSIG and noncontrolling interests	(10)	(1,009)	(4,000)
Net income attributable to noncontrolling interests	826	300	346
Other comprehensive income (loss) —foreign currency translation adjustments	1,737	(4,914)	1,614
Other comprehensive income (loss) — unrealized gains (losses) on securities	405	1,107	(1,483)
Dividends paid to noncontrolling interests	(701)	(1,235)	(911)
Other	(353)	(2)	0

Balance at end of year	18,585	12,832	8,398

Total equity	¥2,427,885	1,689,516	2,000,878

Cash dividends per share (Note 13(b))	¥50.00	57.00	54.00

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	(Yen in millions)
Net cash provided by operating activities (Note 20)	¥308,007	157,480	94,672

Cash flows from investing activities:
Proceeds from:
Securities available for sale:
Fixed maturities	412,764	475,425	247,594
Equity securities	87,796	181,957	179,709
Fixed maturities available for sale matured	228,766	295,677	353,216
Fixed maturities held to maturity matured	9,345	4,044	2,068
Investment real estate	8,560	32	745
Property and equipment	14,351	2,744	5,295
Collection of:
Mortgage loans on real estate	2,445	1,785	2,950
Policy loans	41,974	45,194	33,648
Other long-term investments	180,235	193,644	178,084
Purchases of:
Securities available for sale:
Fixed maturities	(667,878)	(572,987)	(559,572)
Equity securities	(107,609)	(274,390)	(95,931)
Securities held to maturity:
Fixed maturities	(73,191)	(38,518)	(37,413)
Investments in:
Mortgage loans on real estate	(789)	(1,185)	(970)
Investment real estate	(8,631)	(1,448)	(1,368)
Policy loans	(42,987)	(33,899)	(49,746)
Other long-term investments	(214,654)	(172,408)	(145,810)
Property and equipment	(41,883)	(16,125)	(16,686)
Increase (decrease) in cash received under securities lending transactions	6,766	24,466	(60,509)
Decrease (increase) in short-term investments, net	(13,361)	(11,382)	31,628
Decrease (increase) in investments in and indebtedness from affiliates	(9,188)	(4,250)	1,700
Business acquired, net of cash acquired	—	—	(1,317)
Other, net	(10,710)	(13,683)	(9,284)

Net cash (used in) provided by investing activities	(197,879)	84,693	58,031

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	(Yen in millions)
Cash flows from financing activities:
Investment deposits funded by policyholders	¥290,741	256,301	232,849
Withdrawals of investment deposits by policyholders	(396,597)	(361,941)	(363,290)
Increase (decrease) in commercial paper, net	29,688	(37,670)	—
Proceeds from long-term debt	29,991	64,968	—
Repayment of short-term debt	(30,000)	—	(70,000)
Acquisition of treasury stock	(7,629)	(4,725)	(10,048)
Dividends paid to shareholders	(21,867)	(25,223)	(23,521)
Other, net	(800)	(785)	(752)

Net cash used in financing activities	(106,473)	(109,075)	(234,762)

Effect of exchange rate changes on cash and cash equivalents	(5,306)	(45,944)	8,554

Net change in cash and cash equivalents	(1,651)	87,154	(73,505)
Cash and cash equivalents at beginning of year	369,941	368,290	455,444

Cash and cash equivalents at end of year	¥368,290	455,444	381,939

See accompanying notes to consolidated financial statements.

MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)	Basis of Presentation
(a)	Nature of Operations

On October 1, 2001, Mitsui Sumitomo Insurance Company, Limited (“MSI”) was formed through the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”).

On April 1, 2008, MSI established a holding company, Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”), through a share transfer and became its wholly owned subsidiary. The share transfer is considered a transaction between entities that have a high degree of common ownership (the “Exchange Transaction”). The only net assets of MSIGH immediately after the Exchange Transaction are those of MSI and its subsidiaries immediately prior to the Exchange Transaction, and the shareholders (and their respective relative ownership percentages) of MSIGH immediately after the Exchange Transaction are identical to the shareholders of MSI immediately prior to the Exchange Transaction. Therefore, the assets and liabilities of MSI and its subsidiaries, as well as their previously reported results of operations and cash flows have been included in MSIGH’s consolidated financial statements at their historical amounts because the Exchange Transaction is deemed to lack substance. Further, the consolidated financial statements present MSIGH’s financial condition and results of operations as if MSIGH had been in existence, and the Exchange Transaction had occurred, as of the beginning of the earliest period presented. Earnings per share for prior periods have also been retrospectively adjusted to reflect the Exchange Transaction as of the earliest period presented.

MSIGH and its subsidiaries (collectively referred to as “MSIG” or “the Company”) operate mainly in the Japanese domestic insurance industry and sell a wide range of property and casualty insurance products. Also, the Company sells life insurance products through a wholly owned subsidiary and a joint venture company. Overseas operations are conducted mostly in Southeast Asia, Europe and the United States of America through overseas branches and subsidiaries.

On April 1, 2010, MSIGH, Aioi Insurance Company, Limited (“AIOI”), and Nissay Dowa General Insurance Company, Limited (“NDGI”) were integrated by using a holding company structure. MSIGH is the holding company of the new integrated group. MSIGH conducted share exchanges with AIOI and NDGI, and changed its corporate name into MS&AD Insurance Group Holdings, Inc. AIOI and NDGI became MS&AD’s wholly owned subsidiaries.

(b)	Basis of Financial Statements

MSIGH and its domestic subsidiaries maintain their books of account in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries generally maintain their books of account in accordance with those of the countries of their domicile.

Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements are expressed in yen.
(c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of: securities, property and equipment, investment real estate, intangibles and goodwill; valuation allowances for receivables and deferred income tax assets; valuation of derivative instruments; insurance-related liabilities; assets and obligations related to employee benefits, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(2)	Summary of Significant Accounting Policies
(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MSIGH and its majority-owned subsidiaries. In accordance with the Variable Interest Entity Subsections of the Financial Accounting Standards Board (“FASB”) Subtopic 810-10 Consolidation – Overall (FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities”), the Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary, as defined.

All material intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates over which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. The nature of the noncontrolling interest rights is considered in determining whether the Company’s control for majority owned affiliates exists, and consolidation would be precluded to the extent that the noncontrolling interest holds substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used for non-marketable equity securities when the Company does not have the ability to exercise significant influence or control the investee.

The excess of investments in affiliates over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as investor level goodwill. Such goodwill is not amortized and is included in the overall carrying value of the investment, which is tested for impairment if there are indications that the decline in value below carrying value of the investment is other than temporary. The cost of investments in affiliates as of March 31, 2009 and 2010 amounted to ¥66,523 million and ¥ 75,927 million, respectively. There were no differences between the cost of these investments and the amount of underlying equity in net assets of the investees.

The proportionate share of the affiliates’ income which were included in “other expenses, net” for the years ended March 31, 2008, 2009 and 2010 were gains of ¥12,312 million, ¥8,658 million and losses of ¥8,205 million, respectively.

The affiliates include Mitsui Sumitomo MetLife Insurance Co., Ltd. (“MS MetLife”), which offers variable annuity life insurance products to individuals. MS MetLife is a 51%-owned affiliate of the Company and is accounted for under the equity method based on an evaluation of the rights held by the noncontrolling shareholders pursuant to the joint venture agreement, which overcome the presumption that the subsidiary should be consolidated.

Summarized information from the balance sheets and statements of income of MS MetLife as of and for the years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
		(Yen in millions)
Investments	¥196,770	321,309	502,902
Separate account assets	2,288,002	2,095,067	2,582,172
Deferred acquisition costs	135,094	152,487	154,762
Other assets	10,443	10,391	16,313

Total assets	¥2,630,309	2,579,254	3,256,149

Policy benefits and reserves	¥223,934	347,900	520,972
Separate account liabilities	2,288,002	2,095,067	2,582,172
Other liabilities	44,304	43,979	44,176
Equity	74,069	92,308	108,829

Total liabilities and equity	¥2,630,309	2,579,254	3,256,149

Revenue	¥83,699	89,915	44,760
Expenses	49,093	63,289	71,732
Income taxes	11,895	9,760	(9,727)

Net income (loss)	¥22,711	16,866	(17,245)

(b)	Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(c)	Investments in Equity and Fixed Maturity Securities

Trading securities are recorded at fair value with unrealized gains and losses included in income. Securities available for sale are recorded at fair value with net unrealized gains and losses reported, net of tax, in other comprehensive income (loss). Securities held to maturity, which the Company has positive intent and ability to hold to maturity, are recorded at amortized cost.

For investments that have experienced a decline in value below their respective cost that is considered to be other than temporary, the declines are recorded as realized losses on investments in the consolidated statements of operations. Gains and losses on the sale of investments are included in realized gains and losses in the consolidated statements of operations based on the trade date. The cost of investments sold is determined on a moving-average basis.

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

(e)	Accounts with Foreign Branches and Agents

The amounts included in the consolidated balance sheets at March 31, 2009 and 2010 with respect to foreign branches and agents of the Company represent data within three months before March 31, 2009 and 2010, respectively. The consolidated statements of operations likewise include amounts for the corresponding periods ended on those dates.

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

Details of policy acquisition costs for the years ended March 31, 2008, 2009 and 2010 are as follows:

Property and casualty insurance:

	2008	2009	2010
		(Yen in millions)
Deferred at beginning of year	¥302,677	287,966	249,422
Capitalized during year:
Commissions and brokerage	230,377	221,255	222,911
Salaries and other compensation	62,841	63,019	67,568
Other underwriting costs	57,937	60,261	55,142

	351,155	344,535	345,621
Amortized during year	(365,866)	(383,079)	(332,099)

Deferred at end of year	¥287,966	249,422	262,944

Life insurance:

	2008	2009	2010
		(Yen in millions)
Deferred at beginning of year	¥59,583	72,186	76,117
Capitalized during year	19,341	20,097	19,934
Change in shadow adjustment	(579)	(585)	(159)
Amortized during year	(6,159)	(15,581)	(13,105)

Deferred at end of year	¥72,186	76,117	82,787

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

(i)	Losses, Claims, Loss Adjustment Expenses and Policyholder Benefits

Liabilities for reported and estimated losses and claims and for related adjustment expenses for property and casualty insurance contracts are based upon the accumulation of case estimates for losses and related adjustment expenses reported prior to the close of the accounting period on direct and assumed business. Provision has also been made based upon past experience for unreported losses and for adjustment expenses not identified with specific claims. The Company believes that the liabilities for unpaid losses and adjustment expenses at March 31, 2009 and 2010 are adequate to cover the ultimate cost of losses and claims incurred to those dates, but the provisions are necessarily based on estimates and no representation is made that the ultimate liability may not exceed or fall short of such estimates.

For life insurance contracts, reserves for future policy benefits are determined principally by the net level premium method. Assumed interest rates range from 1.10% to 3.10%. Anticipated rates of mortality are based on the recent experience of its life insurance subsidiary.

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

In June 2006, FASB interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement (“SFAS”) No. 109,” which is now included in Accounting Standards Codification (“ASC”) 740, was issued. FIN48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of operations. The initial adoption of FIN48 on April 1, 2007 had no effect on the Company’s consolidated financial statements.

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

In contrast, in the accompanying consolidated financial statements prepared on the U.S. GAAP basis, Compulsory Automobile Liability Insurance is accounted for similarly with other lines of property and casualty insurance written by the Company, in the absence of a legal or contractual obligation to refund premium amounts in excess of cost to policyholders. Thereby, premiums are earned over the terms of the policies and the unexpired portion of premiums written relating to the unexpired terms of coverage are accounted for as unearned premiums. Earned premiums from underwriting Compulsory Automobile Liability Insurance were ¥193,572 million, ¥217,935 million, and ¥144,166 million for the years ended March 31, 2008, 2009 and 2010, respectively. Likewise, liabilities for reported and estimated losses and claims and for related adjustment expenses are recorded based on the accumulation of case estimates for losses and related adjustment expenses reported prior to the close of the accounting period and on past experience for unreported losses and for adjustment expenses not identified with specific claims. Gross liabilities for losses, claims and related adjustment expenses for Compulsory Automobile Liability Insurance were ¥396,302 million and ¥371,889 million at March 31, 2009 and 2010, respectively.

During the year ended March 31, 2009, the Company revised its method for estimating the IBNR and unearned premiums for Compulsory Automobile Liability Insurance due to the improvement in the availability of relevant premiums, and losses and claims data. Reserving method of IBNR was revised from a loss ratio method with limited inputs to a more scientific method involving loss development based on historical loss trend. The calculation of unearned premiums was also revised to apply proration at more frequent intervals. The effect of these revisions also resulted in adjustments to the calculation of deferred policy acquisition costs, reinsurance recoverable on unpaid losses, loss adjustment expenses and related deferred tax assets and liabilities.

These changes in estimate resulted in an increase of ¥35,573 million in net loss and an increase of ¥84.49 in the basic and diluted loss per share for the year ended March 31, 2009.

(n)	Foreign Currency Translation and Transactions

Assets and liabilities of subsidiaries and affiliates located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from the translation of foreign currency financial statements are excluded from the consolidated statements of operations and are accumulated in “Foreign currency translation adjustments,” within accumulated other comprehensive income.

Gains or losses resulting from foreign currency transactions have been included in other expenses in the accompanying consolidated statements of operations as losses of ¥10,191 million, losses of ¥7,452 million and losses of ¥450 million for the years ended March 31, 2008, 2009 and 2010, respectively.

(o)	Derivatives

All derivatives are recognized on the balance sheet at their fair value.

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

(p)	Earnings per Share

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(q)	Reclassification

Certain immaterial reclassifications have been made to the amounts as of and for the years ended March 31, 2008 and 2009 in the accompanying consolidated financial statements to conform with the March 31, 2010 presentation.

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

(s)	Fair Value Measurements

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”, which is now included in ASC 820, “Fair Value Measurements and Disclosures”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The required disclosures are reflected in Note 16 and 17.

(t)	New Accounting Standards Adopted

Effective April 1, 2009, the Company adopted the provisions of SFAS No. 141 Revised, Business Combinations, included in FASB ASC Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquire and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. The adoption of this ASC did not have a material impact on the results of operations or the financial position of the Company during the year ended March 31, 2010.

Effective April 1, 2009, the Company adopted the provisions of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810. This ASC establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This ASC establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This ASC requires disclosure that clearly identifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. Upon adoption of this ASC, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income (loss) on the consolidated statements of operations now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this ASC.

Effective April 1, 2009, the Company adopted the provisions of FASB FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320, “Investments-Debt and Equity Securities”, and amends the other-than-temporary impairment model for debt securities. The pronouncement requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, the pronouncement expands existing disclosures and requires new disclosures about other-than-temporary impairments. The initial adoption of these provision on April 1, 2009 resulted in an increase in the beginning balance of retained earnings of ¥2,224 million, net of tax with an offsetting reduction to accumulated other comprehensive income. See Note 4,

Effective April 1, 2009, the Company adopted SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60”, which is now included in ASC 944, “Financial Services-Insurance” that clarifies how financial guarantee insurance (and reinsurance) is accounted for, including the recognition and measurement of premium revenue and claim liabilities. The statement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of the statement did not have a material impact on the Company’s consolidated results of operations or financial condition.

(3)	Business Developments

On July 1, 2008, MSI transferred all of the holding shares of its subsidiaries, Mitsui Sumitomo Kirameki Life Insurance Company (“MS Kirameki”), Limited and Mitsui Direct General Insurance Company, Limited (“MDGI”), and an affiliate, MS MetLife to MSIGH as dividends in-kind. This transaction was accounted for as a combination under common control by MSIGH. No gains or losses were recognized by this transaction.

On January 23, 2009, MSIGH announced, together with AIOI, NDGI and MSI, that they reached an agreement for a combination and business alliance with the goal of forming a new insurance and financial group, subject to shareholder and regulatory approvals. The business combination of AIOI, NDGI and MSIGH was completed on April 2010, by way of a holding company structure, whereby MSIGH was utilized as a holding company of the newly formed insurance group. To implement the business reorganization, AIOI and NDGI have each conducted a statutory share exchange with the holding company, and became its wholly owned subsidiaries. AIOI and NDGI are scheduled to merge with each other on October 1, 2010. See Note 23 for more details on the business reorganization.

(4)	Investments

The amortized cost of fixed maturity securities or cost of equity securities and money trusts and related fair values at March 31, 2009 and 2010 were as follows:

Securities held to maturity:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2009:
Fixed maturity securities:
Governments and government agencies and authorities other than U.S.	¥363,613	13,385	(902)	376,096
Other municipalities and political subdivisions	1,112	—	—	1,112
Other corporate bonds	110,851	3,792	(7)	114,636

Total securities held to maturity	¥475,576	17,177	(909)	491,844

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2010:
Fixed maturity securities:
Governments and government agencies and authorities other than U.S.	¥388,433	8,796	(1,133)	396,096
Other corporate bonds	117,874	4,980	(20)	122,834

Total securities held to maturity	¥506,307	13,776	(1,153)	518,930

Securities available for sale:

	Cost or	Gross	Gross	Carrying
	Amortized	Unrealized	Unrealized	Amount/
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2009:
Fixed maturity securities:
U.S. government and government agencies and authorities	¥96,199	9,831	(1,028)	105,002
U.S. municipalities and political subdivisions	100	—	(13)	87
Other governments and government agencies and authorities	723,315	24,027	(4,492)	742,850
Other municipalities and political subdivisions	591,108	10,541	(14,209)	587,440
Other corporate bonds	1,580,381	15,764	(36,654)	1,559,491

Total fixed maturity securities	2,991,103	60,163	(56,396)	2,994,870
Equity securities	1,113,120	613,690	(23,377)	1,703,433

Total securities available for sale	¥4,104,223	673,853	(79,773)	4,698,303

	Cost or	Gross	Gross	Carrying
	Amortized	Unrealized	Unrealized	Amount/
	Cost	Gains	Losses	Fair Value
	(Yen in millions)
March 31, 2010:
Fixed maturity securities:
U.S. government and government agencies and authorities	¥89,349	7,661	(3,483)	93,527
U.S. municipalities and political subdivisions	101	—	(7)	94
Other governments and government agencies and authorities	871,458	20,489	(3,856)	888,091
Other municipalities and political subdivisions	516,015	11,934	(4,886)	523,063
Other corporate bonds	1,480,830	38,101	(11,403)	1,507,528

Total fixed maturity securities	2,957,753	78,185	(23,635)	3,012,303
Equity securities	1,026,790	979,633	(8,677)	1,997,746

Total securities available for sale	¥3,984,543	1,057,818	(32,312)	5,010,049

Trading securities:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
(Yen in millions)
March 31, 2009:
Money trusts included in short-term investments	¥15,227	188	(1,688)	13,727

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
(Yen in millions)
March 31, 2010:
Money trusts included in short-term investments	¥9,187	75	(169)	9,093

The changes in net unrealized gains and losses on trading securities have been included in the accompanying consolidated statements of operations as losses of ¥2,060 million, gains of ¥789 and gains of ¥1,406 million for the years ended March 31, 2008, 2009 and 2010, respectively.

The amortized cost and fair values of investments in fixed maturity securities held to maturity and available for sale at March 31, 2010 by contractual maturity were as follows:

	Amortized
Securities held to maturity:	Cost	Fair Value
	(Yen in millions)
Due within one year	¥246	246
Due after one year through five years	156,098	162,116
Due after five years through ten years	83,571	87,089
Due after ten years	266,392	269,479

	¥506,307	518,930

	Amortized
Securities available for sale:	Cost	Fair Value
	(Yen in millions)
Due within one year	¥356,001	357,502
Due after one year through five years	1,128,340	1,146,568
Due after five years through ten years	623,238	644,226
Due after ten years	850,174	864,007

	¥2,957,753	3,012,303

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The methods of determining the fair value of the Company’s fixed maturity and equity securities are described in Note 17.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010, were as follows:

Securities held to maturity:

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
March 31, 2009:	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
(Yen in millions)
Fixed maturities	¥11,609	(107)	13,572	(802)	25,181	(909)

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
March 31, 2010:	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
(Yen in millions)
Fixed maturities	¥37,686	(242)	19,038	(911)	56,724	(1,153)

Securities available for sale:

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
March 31, 2009:	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(Yen in millions)
Fixed maturities	¥560,524	(30,601)	323,397	(25,795)	883,921	(56,396)
Equity securities	99,417	(18,341)	23,856	(5,036)	123,273	(23,377)

Total securities	¥659,941	(48,942)	347,253	(30,831)	1,007,194	(79,773)

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
March 31, 2010:	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(Yen in millions)
Fixed maturities	¥252,182	(3,724)	318,923	(19,911)	571,105	(23,635)
Equity securities	13,259	(1,347)	50,920	(7,330)	64,179	(8,677)

Total securities	¥265,441	(5,071)	369,843	(27,241)	635,284	(32,312)

Unrealized losses of fixed maturities were mainly caused by changes in interest rate. The majority of fixed securities have received high credit ratings, and the Company has the positive ability and intent to hold these securities until a market price recovery.

In evaluating the factors for securities available for sale, the Company considers the length of time and the extent to which fair value has been below cost, the severity of the impairment, the cause of the impairment and the financial condition and near-term prospects of the issuer and activity in the market of the issuer which may indicate adverse credit conditions.

During the year ended March 31, 2010, the Company adopted the new accounting standards related to Other-than-Temporary Impairment (“OTTI”) that provide guidance in determining whether impairments in debt securities are other-than-temporary and require additional disclosures relating to OTTI and unrealized losses on investments; the new standards did not change the impairment model for equity securities.

ASC 320 requires that, during the initial period of adoption, the Company records a cumulative effect of change in accounting principle to reclassify the non-credit component of a previously recognized OTTI from retained earnings to other comprehensive income. Based on the Company’s review of OTTI losses on securities held at March 31, 2009, the Company reclassified ¥2,224 million (or ¥3,478 million on a pretax basis) from retained earnings to accumulated other comprehensive income (loss) at beginning of the year ended March 31, 2010.

A rollforward of the amount related to credit losses on debt securities recognized in earnings for the year ended March 31, 2010 is presented in the following table:

(Yen in millions)
Balance at March 31, 2009	¥26,252
Additional credit loss on securities not previously impaired	2,591
Additional credit loss on securities that have been previously impaired	295
Reductions for securities sold or matured during the period	(5,688)

Balance at March 31, 2010	¥23,450

Gross realized and change in unrealized gains and losses from investments for the years ended March 31, 2008, 2009 and 2010 were as follows:

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Losses
	(Yen in millions)
2008:
Net realized gains (losses)	¥6,273	10,788	(34,431)	(17,370)
Change in unrealized gains (losses)	(15,839)	(800,325)	436	(815,728)

Combined realized and unrealized losses	¥(9,566)	(789,537)	(33,995)	(833,098)

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Losses
	(Yen in millions)
2009:
Net realized losses	¥(39,219)	(80,359)	(15,307)	(134,885)
Change in unrealized losses	(54,322)	(816,412)	(879)	(871,613)

Combined realized and unrealized losses	¥(93,541)	(896,771)	(16,186)	(1,006,498)

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
2010:
Net realized gains (losses)	¥(10,403)	3,899	11,240	4,736
Change in unrealized gains (losses)	50,051	380,643	(152)	430,542

Combined realized and unrealized gains	¥39,648	384,542	11,088	435,278

The net effect on accumulated other comprehensive income of unrealized gains and losses on available-for-sale securities at March 31, 2009 and 2010 was as follows:

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
March 31, 2009:
Unrealized gains (losses), net	¥3,767	590,313	(40)	594,040
Deferred income taxes				(418,809)

				¥175,231

	Fixed	Equity	Other
	Maturities	Securities	Investments	Total Gains
	(Yen in millions)
March 31, 2010:
Unrealized gains (losses), net	¥50,342	970,956	(193)	1,021,105
Deferred income taxes				(571,907)

				¥449,198

Proceeds and gross realized gains and losses from sales of securities available for sale for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(Yen in millions)
Fixed maturity securities:
Gross realized gains	¥10,251	9,175	3,681
Gross realized losses	(2,074)	(14,148)	(12,449)

Net realized gains(losses)	¥8,177	(4,973)	(8,768)

Proceeds from fixed maturity securities	¥412,764	475,425	247,594

	2008	2009	2010
	(Yen in millions)
Equity securities:
Gross realized gains	¥29,436	72,580	19,586
Gross realized losses	(1,735)	(4,846)	(3,157)

Net realized gains	¥27,701	67,734	16,429

Proceeds from equity securities	¥87,796	181,957	179,709

Bonds carried at ¥81,164 million at March 31, 2009 and ¥76,040 million at March 31, 2010, short-term investments carried at ¥529 million at March 31, 2009 and ¥548 million at March 31, 2010, cash equivalents carried at ¥3,593 million at March 31, 2009 and ¥2,788 million at March 31, 2010 and property and equipment carried at ¥411 million at March 31, 2009 and ¥244 million at March 31, 2010 were deposited with certain foreign government authorities and certain other parties as required by law and/or for other purposes.
The Company engages in securities lending transactions whereby certain securities from its portfolio are loaned to other institutions for short periods and cash collateral is obtained for some transactions. The loaned securities remain as recorded assets of the Company and the amount of the cash collateral are recorded as cash and cash equivalents. The carrying amount of loaned securities recorded as securities available for sale at March 31, 2009 and 2010 were ¥88,481 million and ¥39,791 million, respectively.
Mortgage loans on real estate are primarily mortgage loans on land and commercial buildings.
Policy loans are made to policyholders of long-term comprehensive insurance, long-term family traffic accident insurance and other long-term policies with refund at maturity. The maximum amount of loans is limited to 90% of return premiums on the policies.

Other long-term investments at March 31, 2009 and 2010 included the following:

	2009	2010
	(Yen in millions)
Mortgage loans on vessels and facilities	¥119	37
Collateral and guaranteed loans	396,335	396,271
Unsecured loans	315,117	295,297
Other investments	82	20

	¥711,653	691,625

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
Certain guaranteed loans with the carrying amount of ¥21,709, ¥34,156 million and ¥23,005 million were securitized in the years ended March 31, 2008, 2009 and 2010, respectively. The amount of gains on the securitization were ¥120 million, ¥7 million and ¥3 million for the years ended March 31, 2008, 2009 and 2010, respectively. There were no significant servicing assets and liabilities associated with the securitization at March 31, 2008, 2009 and 2010.
Short-term investments at March 31, 2009 and 2010 included the following:

	2009	2010
	(Yen in millions)
Money trusts	¥13,727	9,093
Invested cash	79,336	58,377
Other	13,789	1,669

	¥106,852	69,139

Call loans are short-term (overnight to three weeks) loans made to money market dealers and banks or securities houses through money market dealers. Call loans to money market dealers are secured by Japanese government bonds. Call loans to banks or securities houses are unsecured. The balance of call loans included in cash and cash equivalents as of March 31, 2009 and 2010 were ¥31,900 million and ¥33,700 million, respectively.

The total recorded investment in impaired loans and the amount of the total valuation allowance at March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥1,387	1,251
Mortgage loans on vessels and facilities	3	3
Unsecured loans	2,487	5,009

	¥3,877	6,263

Valuation allowance:
Mortgage loans on real estate	¥271	256
Mortgage loans on vessels and facilities	—	1
Unsecured loans	1,579	3,562

	¥1,850	3,819

The recorded investment in loans of nonaccrual status was approximately ¥2,623 million and ¥3,868 million as of March 31, 2009 and 2010, respectively. The recorded investment in loans past due 90 days or more and still accruing interest was approximately ¥818 million and ¥856 million as of March 31, 2009 and 2010, respectively.
An analysis of activity in the total allowance for credit losses related to loans during the years ended March 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥1,650	1,098	2,660
Charges (credit) to income	(428)	1,687	2,094
Principal charge-offs	(124)	(125)	(74)

Balance at end of year	¥1,098	2,660	4,680

The total allowance for credit losses related to loans at March 31, 2009 and 2010 includes an allowance for doubtful accounts in the amount of ¥810 million and ¥861 million, respectively, relating to loans which were not categorized in the above impaired loans. This allowance for doubtful accounts has been calculated by multiplying actual bad debt ratios computed based on the actual bad debt amounts during the past periods against outstanding balances.
The average recorded investment in impaired loans was approximately ¥4,401 million, ¥4,165 million and ¥5,070 million in the years ended March 31, 2008, 2009 and 2010, respectively. The Company recognized interest income from impaired loans of ¥94 million, ¥145 million and ¥195 million in the years ended March 31, 2008, 2009 and 2010, respectively, on a cash basis.
Other long-term investments include loans of ¥19 million as of March 31, 2009 and ¥22 million as of March 31, 2010 which had been non-income producing for the twelve months preceding each balance sheet date.

The components of net investment income for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(Yen in millions)
Interest on fixed maturities	¥89,704	75,101	68,736
Dividends from equity securities	69,050	53,196	40,373
Interest on mortgage loans on real estate	328	280	239
Rent from investment real estate	4,926	5,472	6,123
Interest on policy loans	1,352	1,425	1,474
Interest on other long-term investments	13,871	14,560	13,343
Interest on short-term investments	3,078	3,207	1,851
Other	12,480	11,375	6,183

Gross investment income	194,789	164,616	138,322
Less investment expenses	9,524	10,604	10,589

Net investment income	¥185,265	154,012	127,733

In accordance with the Company’s internal policy, the Company’s portfolio is broadly diversified to ensure that there is no significant concentration of credit risk with any individual counterparties or group of counterparties. The concentrations of credit risk exceeding 10 percent of total shareholders’ equity as of March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Japanese government	¥1,301,843	1,468,445
Toyota Motor Corporation and its affiliates	295,134	375,949
(5)	Property and Equipment
A summary of property and equipment as of March 31, 2009 and 2010 is as follows:

	2009	2010
	(Yen in millions)
Land	¥97,228	94,883
Buildings	299,985	302,016
Furniture and equipment	73,181	73,571
Construction in progress	1,429	4,428

	471,823	474,898
Less accumulated depreciation	(239,776)	(250,018)

	¥232,047	224,880

(6)	Impairment Losses of Long-Lived Assets
The carrying amount of long-lived assets held for sale as of March 31, 2009 and 2010 were ¥111 million and ¥295 million, respectively. The impairment losses on long-lived assets held for sale, included in other expenses, were ¥487 million, ¥47 million and ¥1,604 million for the years ended March 31, 2008, 2009 and 2010, respectively. Such impairment losses on long-lived assets were recognized in the property and casualty insurance segment.
The impairment loss on long-lived assets to be held and used, which arose from investment real estate, was included in net realized gains (losses) on investments, in the amount of ¥3,572 million, ¥372 million and ¥4,361 million for the years ended March 31, 2008, 2009 and 2010, respectively. The impairment loss on long-lived assets to be held and used, which arose from property and equipment, was included in other expenses in the amount of ¥185 million, ¥396 million and ¥233 million for the years ended March 31, 2008, 2009 and 2010, respectively. Those impairment losses on long-lived assets were recognized in the property and casualty insurance segment.
(7)	Goodwill
The change in the carrying amount of goodwill during the years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥70,012	69,248	63,254
Acquisition	—	—	2,498
Change in foreign currency exchange rates	(764)	(5,994)	498

Balance at end of year	¥69,248	63,254	66,250

All goodwill recognized on the consolidated balance sheets were assigned to the property and casualty insurance segment.
No impairment loss on goodwill was recorded for the years ended March 31, 2008, 2009 and 2010, respectively.

(8)	Liabilities for Losses and Claims
Activities in the liabilities for losses and claims and claim adjustment expenses for the years ended March 31, 2008, 2009 and 2010 are summarized as follows:

	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥1,153,550	1,197,820	1,256,522
Less: reinsurance recoverable	237,719	253,092	304,228

Net balance at beginning of year	915,831	944,728	952,294

Change in estimate of IBNR for Compulsory Automobile Liability Insurance	—	86,524	—

Incurred related to:
Current year insured events	1,094,832	1,109,730	1,077,420
Prior year insured events	(7,191)	(21,268)	(8,655)

Total incurred	1,087,641	1,088,462	1,068,765

Paid related to:
Current year insured events	576,463	610,493	613,166
Prior year insured events	483,209	483,212	480,213

Total paid	1,059,672	1,093,705	1,093,379

Foreign currency Translation adjustments	928	(73,715)	6,050

Net balance at end of year	944,728	952,294	933,730
Plus reinsurance recoverable	253,092	304,228	293,347

Balance at end of year	¥1,197,820	1,256,522	1,227,077

Incurred losses presented in the above table include those related to life insurance in the amount of ¥99,014 million, ¥124,710 million and ¥130,880 million for the years ended March 31, 2008, 2009 and 2010, respectively, which are included in policyholder benefits for life insurance contracts in the accompanying consolidated statements of operations.
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
It is regarded as a total loss when an aggregate amount of claims paid in connection with accidents covered by the policy occurs within any one insurance year during the policy terms of insurance, regardless of whether claims are caused by one or more accidents, and reaches the insured amount covered by the policy. If a total loss occurs, the policy is immediately terminated. The annual frequency of total loss of major savings-type insurance contracts ranges from 0.03% to 0.26%.
The contractual rate of interest credited to the policy varies by product and is established at the beginning of the policy. The committed interest rate cannot be changed by the Company at any time during the policy term. Committed interest rates ranged from 0.3% to 1.5% for the years ended March 31, 2008 and 2009, ranged from 0.35% to 1.5% for the year ended March 31, 2010.
Premiums paid for the indemnity portion are allocated to income ratably over the terms of the related insurance contract. Premiums paid for the savings portion are credited to investment deposits by policyholders. Interest credited to investment deposits by policyholders is charged to income and presented as investment income credited to investment deposits by policyholders in the accompanying consolidated statements of operations. When a total loss occurs, the remaining balance in investment deposits by policyholders corresponding to the total loss contract is reversed and recorded as premium revenue.

(10)	Short-term Debt and Long-term Debt
Short-term debt and long-term debt as of March 31, 2009 and 2010 consist of the following:

	2009	2010
	(Yen in millions)
0.80% Japanese yen debentures, due 2009	¥70,000	—
1.31% Japanese yen debentures, due 2012	30,000	30,000
1.74% Japanese yen debentures, due 2014	65,000	65,000

	165,000	95,000
Less current portion classified as short-term debt	(70,000)	—
Less unamortized discount	(39)	(31)

Total long-term debt	¥94,961	94,969

The Company issued ¥30,000 million of 1.31% unsecured debenture in November 2007, and ¥65,000 million of 1.74% unsecured debenture in March 2009 with bullet repayment of maturity due December 20, 2012, and March 20, 2014 respectively.

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
At March 31, 2009 and 2010, there were no significant concentrations with a single reinsurer for reinsurance receivables and prepaid reinsurance premiums.
The effects of reinsurance on the results of operations of property and casualty insurance and life insurance for the years ended March 31, 2008, 2009 and 2010 were as follows:
Property and casualty insurance:

	2008	2009	2010
	(Yen in millions)
Premiums written:
Direct	¥1,625,732	1,537,395	1,492,881
Assumed	264,880	216,372	189,545
Ceded	(352,996)	(305,494)	(287,188)

Net premiums written	¥1,537,616	1,448,273	1,395,238

	2008	2009	2010
	(Yen in millions)
Premiums earned:
Direct	¥1,597,352	1,532,750	1,488,589
Assumed	266,471	282,642	203,212
Ceded	(361,138)	(306,989)	(295,164)

Net premiums earned	¥1,502,685	1,508,403	1,396,637

	2008	2009	2010
	(Yen in millions)
Losses and claims incurred:
Direct	¥947,824	947,167	860,107
Assumed	181,236	304,207	172,164
Ceded	(222,803)	(291,333)	(176,357)

Net losses and claims incurred	¥906,257	960,041	855,914

Life insurance:

	2008	2009	2010
	(Yen in millions)
Premiums earned:
Direct	¥193,392	190,748	188,939
Ceded	(661)	(635)	(566)

Net premiums earned	¥192,731	190,113	188,373

	2008	2009	2010
	(Yen in millions)
Policyholder benefits:
Direct	¥156,714	154,582	150,476
Ceded	(31)	(526)	(130)

Net policyholder benefits	¥156,683	154,056	150,346

(12)	Income Taxes
Total income taxes for the years ended March 31, 2008, 2009 and 2010 were allocated as follows:

	2008	2009	2010
	(Yen in millions)
Taxes on income	¥48,137	(12,036)	17,087
Taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investments	(296,550)	(316,773)	160,349
Net losses on derivative instruments	(14)	—	—
Pension liability adjustments	(6,572)	(3,742)	911

Total income taxes	¥(254,999)	(332,551)	178,347

The components of earnings (loss) before income taxes and noncontrolling interests and income tax expense (benefit) for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(Yen in millions)
Earnings (loss) before income taxes and noncontrolling interests:
Domestic	¥147,619	(71,268)	42,715
Foreign	6,140	(10,708)	24,701

Total	¥153,759	(81,976)	67,416

Income tax expense (benefit):
Current:
Domestic	¥16,575	25,447	14,813
Foreign	8,793	4,427	3,672

Total current income tax expense	25,368	29,874	18,485

Deferred:
Domestic	32,623	(40,820)	(1,788)
Foreign	(9,854)	(1,090)	390

Total deferred income tax expense (benefit)	22,769	(41,910)	(1,398)

Total income tax expense (benefit)	¥48,137	(12,036)	17,087

MSIGH and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a statutory tax rate of approximately 36%.

The effective tax rates of the Company for the years ended March 31, 2008, 2009 and 2010 differed from the Japanese statutory income tax rates for the following reasons:

	2008	2009	2010
Japanese statutory income tax rate	36.0%	(36.0)%	36.0%
Tax credit for dividends received	(5.1)	(10.0)	(7.4)
Lower tax rates applicable to income of subsidiaries	(2.7)	(1.5)	(6.3)
Dividends received from subsidiaries	1.2	2.4	4.3
Expenses not deductible for tax purposes	0.7	1.5	1.4
Tax expense for reorganization	—	19.0	—
Effects of valuation allowances on deferred tax assets	0.9	7.3	(0.4)
Other	0.3	2.6	(2.2)

Effective tax rate	31.3%	(14.7)%	25.4%

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities at March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Deferred tax assets:
Reported and estimated losses and claims	¥74,431	74,109
Adjustment expenses	16,465	16,650
Retirement and severance benefits	45,362	43,034
Computer software development costs	12,838	14,228
Impairment of investments	60,636	57,440
Cost adjustments to investments recognized in income	47,219	40,284
Other	22,508	23,673

Total gross deferred tax assets	279,459	269,418
Less valuation allowance	(12,666)	(11,956)

Total net deferred tax assets	266,793	257,462

Deferred tax liabilities:
Unearned premiums	140,757	133,990
Deferred policy acquisition costs	112,101	118,407
Property and equipment	6,166	6,147
Cost adjustments to investments recognized in income	11,107	9,594
Unrealized appreciation of investments and derivatives	209,007	368,224
Other	18,244	12,337

Total gross deferred tax liabilities	497,382	648,699

Total net deferred tax liabilities	¥230,589	391,237

At March 31, 2009 and 2010, other assets included deferred tax assets in the amount of ¥7,494 million and ¥6,348 million, respectively.

The net change in total valuation allowance for the years ended March 31, 2008, 2009 and 2010 was an increase of ¥1,434 million, ¥5,661 million and a decrease of ¥710 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards at subsidiaries.

Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations.

At March 31, 2010, the Company had operating loss carryforwards for tax purposes of ¥31,985 million, which expire as follows:

(Yen in millions)
Years ending March 31:
2011	¥1,794
2012	2,012
2013	1,232
2014	1,157
2015	2,371
Later years	3,233
Indefinite	20,186

Total	¥31,985

The Company intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As of March 31, 2010, a deferred tax liability was not recognized for ¥87,719 million of undistributed earnings of these subsidiaries where the Company intends to reinvest indefinitely. Determining the tax liability that would arise if these earnings were remitted is not practicable.

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

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the recorded valuation allowances, at March 31, 2010.

The unrecognized tax benefits as of and for the years ended March 31, 2008, 2009 and 2010 were not material. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The total amounts of penalties and interest expense related to unrecognized tax benefits in the consolidated balance sheets as of March 31, 2008, 2009 and 2010, and in the consolidated statements of operations for the years ended March 31, 2008, 2009 and 2010 were not material.

The Company files tax returns in Japan and certain foreign tax jurisdictions, and they are periodically audited by Japanese and foreign taxing authorities. MSI has been audited by the Japanese tax authorities through the tax year ended March 31, 2009.
(13)	Stockholders’ Equity
(a)	Common Stock

The amounts of statutory capital and surplus of MSIGH at March 31, 2009 and 2010, on a non-consolidated basis, are presented as follows:

	2009	2010
	(Yen in millions)
Common stock	¥100,000	100,000
Additional paid-in capital	646,402	646,402
Retained earnings	23,318	37,702
Treasury stock	(4,645)	(14,688)

Total statutory equity	¥765,075	769,416

MSI’s statutory net income for the years ended March 31, 2008 was ¥38,366 million. MSIGH’s statutory net income for the year ended March 31, 2009 and 2010 was ¥34,689 million and ¥37,026, respectively.

The minimum capital requirement of the Insurance Business Law of Japan for a Japanese insurance company is ¥1,000 million on a statutory basis.

The domestic insurance subsidiaries of MSIGH are required to maintain solvency margin ratios of 200% or higher in accordance with the solvency margin regulations stipulated by the Japanese regulatory authorities. The solvency margin regulations are based on factors mainly for underwriting risks, investment risks and large catastrophe risks. The solvency margin must be supported by equity and other resources, including unrealized gains and losses on certain investments and catastrophe reserves based on the financial accounting standards of Japan. At March 31, 2010, the solvency margin ratios of the domestic non-life insurance subsidiaries, MSI and MDGI, were 839.4% and 669.8%, and that of its domestic life insurance subsidiary was 2,129.7%, respectively.

The statutory net income for the years ended March 31, 2008, 2009 and 2010 and shareholders’ equity at March 31, 2009 and 2010 of the consolidated insurance subsidiaries were as follows:

	2008	2009	2010
	(Yen in millions)
Statutory net income :
Property and casualty	¥11,453	20,225	45,507
Life	55	45	38

Statutory shareholders’ equity:
Property and casualty	¥257,372	1,213,122	1,515,281
Life	57,486	56,064	57,738

*	MSI is included in the consolidated insurance subsidiaries for 2009 and 2010, while for 2008 it was then a parent company and not included.
On August 12, 2010, the board of directors of MSIGH resolved to repurchase common stocks as follows:

	Number of	Total amount of
	shares repurchased	repurchase
	(Maximum)	(Maximum)	Period of repurchase
	(Shares)	(Yen in millions)
Common stock	7,000,000	10,000	From: August 13, 2010
To: September 22, 2010
The amounts of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥15,380 million and ¥23,936 million at March 31, 2009 and 2010, respectively.

(b)	Retained Earnings
The Japanese Corporate Law requires a company to set aside an amount equal to 10% of retained earnings distributed, such as cash dividends, as a capital surplus or a legal reserve until the aggregate amount of capital surplus and legal reserve reaches 25% of the amount of common stock. Capital surplus and legal reserve is not available for dividends, but legal reserve may be used to reduce a deficit or may be transferred to other retained earnings.

The amount available for dividends is based on MSIGH’s non-consolidated financial statements in accordance with the Japanese Corporate Law and was ¥490,225 million as of March 31, 2010. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends under the Japanese Corporate Law.

Cash dividends charged to unappropriated retained earnings for the years ended March 31, 2008, 2009 and 2010 represent dividends paid out during those years. Provision has neither been made in the accompanying consolidated financial statements for the dividends of ¥27.00 per share totaling ¥11,204 million, subsequently proposed by the Board of Directors and, on June 29, 2010, approved by the shareholders, nor for the related appropriation to the legal reserve.

The reconciliation of the basic and diluted earnings (loss) per share is not reported because there are no diluted shares.

The components of the basic earnings (loss) per share are as follows:

	2008	2009	2010
		(Yen in millions)
Net income (loss) available to common shareholders of MSIG	¥104,796	(70,240)	49,983

	2008	2009	2010
	(Number of shares in thousands)
Weighted average common shares outstanding	423,259	421,052	418,961

	2008	2009	2010
		(Yen)
Earnings (loss) per share – basic	¥247.59	(166.82)	119.30

(c)	Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income for the years ended March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Foreign currency translation adjustments:
Balance at beginning of period	¥6,330	(55,540)
Current-period change	(61,870)	9,519

Balance at end of period	(55,540)	(46,021)

Unrealized gains on securities, net of tax:
Balance at beginning of period	729,966	165,048
Cumulative effect of change in accounting principle, net of tax	—	(2,224)
Current-period change	(564,918)	286,884

Balance at end of period	165,048	449,708

Pension liability adjustments, net of tax:
Balance at beginning of period	(22,629)	(29,548)
Current-period change	(6,919)	2,095

Balance at end of period	(29,548)	(27,453)

Total accumulated other comprehensive income, net of tax:
Balance at beginning of period	713,667	79,960
Cumulative effect of change in accounting principle, net of tax	—	(2,224)
Current-period change	(633,707)	298,498

Balance at end of period	¥79,960	376,234

The tax effect allocated to each component of change in accumulated other comprehensive income and the reclassification adjustments for the years ended March 31, 2009 and 2010 were as follows:

	Before
	Tax	Tax Benefit	Net-of-Tax
	Amount	(Expense)	Amount
	(Yen in millions)
2009:
Foreign currency translation adjustments	¥(61,870)	—	(61,870)
Unrealized losses on securities:
Unrealized holding gains arising during period	(661,999)	237,731	(424,268)
Less: reclassification adjustment for gains realized in net income	(219,692)	79,042	(140,650)

Net unrealized losses on securities	(881,691)	316,773	(564,918)

Pension liability adjustments:
Pension liability adjustments arising during period	(9,262)	3,251	(6,011)
Less: reclassification adjustment for gains realized in net income	(1,399)	491	(908)

Pension liability adjustments	(10,661)	3,742	(6,919)

Net change in accumulated other comprehensive income	¥(954,222)	320,515	(633,707)

2010:
Foreign currency translation adjustments	¥9,519	—	9,519
Unrealized gains on securities:
Unrealized holding gains arising during period	445,315	(159,787)	285,528
Less: reclassification adjustment for gains realized in net income	1,918	(562)	1,356

Net unrealized gains on securities	447,233	(160,349)	286,884

Pension liability adjustments:
Pension liability adjustments arising during period	3,162	(958)	2,204
Less: reclassification adjustment for gains realized in net income	(156)	47	(109)

Pension liability adjustments	3,006	(911)	2,095

Net change in accumulated other comprehensive income	¥459,758	(161,260)	298,498

(14)	Retirement and Severance Benefits
MSI has defined benefit plans and a defined contribution plan. Defined benefit plans consist of an unfunded lump-sum payment benefit plan and funded non-contributory pension plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on the current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are not covered by the above plans and their benefits are accrued as earned.
The components of net periodic benefit cost for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(Yen in millions)
Components of net periodic benefit cost:
Service cost	¥11,340	11,607	11,466
Interest cost	5,372	5,465	6,104
Expected return on plan assets	(5,002)	(4,667)	(4,153)
Amortization of prior service cost	(2,509)	(2,509)	(2,172)
Recognized actuarial loss	205	1,109	2,016

Net periodic benefit cost	¥9,406	11,005	13,261

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥265,063	271,865	265,213
Service cost	11,340	11,607	11,466
Interest cost	5,372	5,465	6,104
Plan participants’ contributions	4	33	37
Actuarial loss (gain)	1,688	(10,681)	3,709
Benefits paid	(11,602)	(13,076)	(12,541)

Benefit obligations at end of year	¥271,865	265,213	273,988

Change in plan assets:
Fair value of plan assets at beginning of year	¥166,616	155,578	138,675
Actual return on plan assets	(9,719)	(15,851)	11,381
Employer contributions	3,624	4,359	9,176
Plan participants’ contributions	4	33	37
Benefits paid	(4,947)	(5,444)	(5,615)

Fair value of plan assets at end of year	¥155,578	138,675	153,654

Funded status	¥(116,287)	(126,538)	(120,334)

Amounts recognized in the balance sheets	¥(116,287)	(126,538)	(120,334)

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥271,865	265,213	273,988
Accumulated benefit obligation	241,189	236,442	243,672
Fair value of plan assets	155,578	138,675	153,654
The Company uses a measurement date of March 31 for all of its pension and severance plans.
Amounts recognized in accumulated other comprehensive income, pre-tax at March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Net actuarial loss	¥49,006	43,827
Net prior service cost	(3,213)	(1,039)

Amounts in accumulated other comprehensive income, pre-tax expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

2011
(Yen in millions)
Net actuarial loss	¥1,451
Net prior service cost	(406)
The accumulated benefit obligation for the pension plan was ¥236,442 million and ¥243,672 million at March 31, 2009 and 2010, respectively.
Major weighted-average assumptions used to determine benefit obligations at March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Discount rate	2.00%	2.30%	2.20%
Rate of increase in future compensation	4.10% to 4.60%	4.10% to 4.60%	4.10% to 4.60%
Major weighted-average assumptions used to determine net cost for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Discount rate	2.00%	2.00%	2.30%
Expected long-term return on plan assets	3.00%	3.00%	3.00%
Rate of increase in future compensation	4.10% to 4.60%	4.10% to 4.60%	4.10% to 4.60%
The discount rate is mainly determined by reference to Japanese government bond at the measurement date, March 31, 2008, 2009 and 2010, based on the expected terms of benefit obligations.
The Company determines its expected long-term rate of return based on the expected long-term return of various asset categories in which it invests in consideration of the current expectations for future returns and the historical returns of each plan asset category.

Plan assets by major categories and the fair value hierarchy are as follows:

	Level 1	Level 2	Level 3	Total
	(Yen in millions)
March 31, 2010:
Cash and cash equivalents	¥4,668	874	—	5,542
Fixed maturities:
Japanese fixed income securities	3,905	82,736	—	86,641
Government and government agencies and authorities	3,905	—	—	3,905
Municipalities and political subdivisions	—	495	—	495
Corporate	—	1,279	—	1,279
Pooled funds (1)	—	80,962	—	80,962
Foreign fixed income	3,557	11,215	—	14,772
Government and government agencies and authorities	3,557	—	—	3,557
Pooled funds (1)	—	11,215	—	11,215

Subtotal	7,462	93,951	—	101,413
Equity securities:
Japanese companies	9,211	13,425	—	22,636
Foreign companies	—	16,281	—	16,281

Subtotal	9,211	29,706	—	38,917
Other investment types:
Hedge funds	—	—	7,354	7,354
Life insurance contracts	—	332	—	332
Other	—	—	96	96

Subtotal	—	332	7,450	7,782

Total plan assets	¥21,341	124,863	7,450	153,654

(1)	Consists primarily of pension investment fund trusts, collectively managed by trust banks.
The inputs and methodology used in determining the fair value of the plan assets are consistent with those used by the Company to measure its assets as disclosed in Note 17.
The reconciliations of the beginning and ending balances during the period for Level 3 assets are as follows:

	Balance as of	Actual return on	Purchases, sales,	Transfers in and /	Balance at end of
	April 1, 2009	assets	and settlements	or out of Level 3	period
	(Yen in millions)
March 31, 2010:
Other investment types:
Hedge funds	¥6,504	850	—	—	7,354
Other	88	8	—	—	96

Total	¥6,592	858	—	—	7,450

The Company’s pension plan assets are managed in accordance with investment policies approved by the Pension Representative Assembly. The purpose of the investment policies is to ensure the plan’s long-term ability to meet all required benefit obligations by prudently investing plan assets and Company contributions.
Investment risk is measured and monitored on an ongoing basis through periodic portfolio reviews and liability studies. Risk management factors include but not limited to, volatility relative to the benefit obligations, diversification and concentration, and the risk/reward profile indigenous to each asset class.
The target allocation percentages of the plan assets as at March 31, 2010 are as follows:

Japanese Fixed Income Securities	60%
Japanese Equities	15%
Foreign Fixed Income Securities	10%
Foreign Equities	10%
Alternative Investments	5%
Allocations may change as a result of changing market conditions and investment opportunities.
The plan assets are diversified so that there is no significant concentrations of risk.
The amounts contributed to defined contribution plans approximated ¥1,475 million, ¥2,459 million and ¥2,425 million for the years ended March 31, 2008, 2009 and 2010, respectively.
The Company forecasts to contribute ¥12,124 million to the defined benefit pension plans in the year ending March 31, 2011.
Expected future benefit payments for the defined benefit pension plan are as follows:

(Yen in millions)
Years ending March 31:
2011	¥11,616
2012	12,219
2013	12,825
2014	13,075
2015	13,126
2016-2020	69,625

(15)	Derivative Financial Instruments
The Company utilizes derivative financial instruments (a) to manage interest rate risk and foreign exchange risk arising from its fixed maturities portfolio and (b) to generate trading revenues and fee income.
All derivatives are recognized on the consolidated balance sheets at fair value as other assets or other liabilities. The fair value amounts of derivatives, by type of contract, as of March 31, 2010 are presented in Note 16.
All gains and losses on the derivatives are recorded in net realized gains (losses) on investments on the consolidated statements of operations. The amounts of the gains and losses on derivatives, by type of contract, for the year ended March 31, 2010 are presented in the table below.

2010
(Yen in millions)
Foreign exchange contracts	¥1,077
Interest rate contracts	(7,871)
Bond and equity index contracts	(572)
Credit derivatives	22,669
Commodity contracts	13

Net gains on derivatives	¥15,316

All derivative transactions are controlled in accordance with the Company’s risk management rules. Under these rules, the purpose of derivative financial instruments is predetermined in writing, the balance of trading derivatives is limited to the extent permitted by the internal guidelines and derivative instruments entered into for hedging purposes require an advance approval of management. The Company’s portfolio is broadly diversified to ensure that there is no significant concentration of credit risk with any individual counterparty or group of counterparties. The Company’s policies prescribe monitoring of creditworthiness and exposure on a counterparty-by-counterparty basis. Back-office functions, such as settlements or monitoring, are designed independently from the function responsible for dealings.
No derivative instruments contain credit-risk-related contingent features, such as provisions that would require the Company to post additional collateral or allow the counterparties to terminate the derivative contract in the event of a downgrade of the credit rating of the Company.

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
Credit derivatives
Under the majority of the credit derivative contracts, the Company underwrites single-name credit default swaps and other credit-risk related portfolio products, which require the Company as a seller of protection to make a payment to a buyer upon the occurrence of credit events. Typical credit events include bankruptcy, failure to pay and restructuring.
Most contracts which the Company enters into have a five-year term, with other provisions in accordance with definition in the 2003 ISDA Credit Derivative Definition. There are no contracts involving provision of collateral, and thus no situations in which collateral must be provided. For most written credit derivatives, the nominal amount represents the maximum potential amount payable by the Company. The Company controls the underwriting to be diversified across industry sectors, and as a result, there is no concentration in any one particular industry.
The components of written credit derivatives by underlying asset type as of March 31, 2009 and 2010 were as follows:

	2009		2010
	Nominal	Estimated	Nominal	Estimated
	Amount	Fair Value	Amount	Fair Value
	(Yen in millions)
Corporate CDSs (1)	¥158,618	(7,671)	123,443	(266)
ABS-CDO (2)	1,150	(65)	769	54
CDO (3)	388,473	(24,324)	367,792	(7,186)

Total outstanding written credit derivatives	¥548,241	(32,060)	492,004	(7,398)

(1)	Corporate CDS: single-name credit default swaps

(2)	ABS-CDO: credit-risk related portfolio products in which referenced assets include structured finance.

(3)	CDO: credit-risk related portfolio products in which referenced corporate obligations, not including structured finance.

The components of written credit derivatives by par amount of corporate CDSs as of March 31, 2009 and 2010 were as follows:

	2009		2010
	Nominal	Estimated	Nominal	Estimated
	Amount	Fair Value	Amount	Fair Value
	(Yen in millions)
Less than ¥3.0 billion	¥155,618	(7,546)	120,443	(254)
Between ¥3.0 billion to ¥5.0 billion	3,000	(125)	3,000	(12)

Total outstanding written credit derivatives	¥158,618	(7,671)	123,443	(266)

The components of written credit derivatives by vintage as of March 31, 2009 were as follows:

	Nominal	Estimated
	Amount	Fair Value
	(Yen in millions)
2001	¥1,150	(65)
2002	—	—
2003	982	(3)
2004	42,576	(938)
2005	156,028	(3,555)
2006	72,076	(7,282)
2007	245,429	(20,184)
2008	30,000	(33)

Total outstanding written credit derivatives	¥548,241	(32,060)

The components of written credit derivatives by vintage as of March 31, 2010 were as follows:

	Nominal	Estimated
	Amount	Fair Value
	(Yen in millions)
2001	¥769	54
2002	—	—
2003	—	—
2004	1,861	(47)
2005	151,355	(62)
2006	69,182	(3,258)
2007	237,907	(4,091)
2008	30,000	20
2009	930	(14)

Total outstanding written credit derivatives	¥492,004	(7,398)

The components of written credit derivatives by credit rating as of March 31, 2009 and 2010 were as follows:

	2009		2010
	Nominal	Estimated	Nominal	Estimated
	Amount	Fair Value	Amount	Fair Value
		(Yen in millions)
AAA	¥357,993	(10,156)	340,066	(762)
AA	108,402	(6,646)	69,901	(720)
A	63,147	(4,963)	65,220	(874)
BBB	13,788	(5,384)	7,513	(967)
BB and the lower	4,911	(4,911)	9,304	(4,075)

Total outstanding written credit derivatives	¥548,241	(32,060)	492,004	(7,398)

Subordinated discounts for all CDO deals (weighted average of guarantee amounts) were 18% and 17% as of March 31, 2009 and 2010, respectively.

(16)	Fair Value of Financial Instruments
The estimated fair values of the financial instruments at March 31, 2009 and 2010 were as follows:

	2009		2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
		(Yen in millions)
Financial assets:
Fixed maturities	¥3,470,446	3,486,714	3,518,610	3,531,233
Equity securities	1,703,433	1,703,433	1,997,746	1,997,746
Mortgage loans on real estate	9,224	9,052	7,260	7,305
Policy loans	43,254	43,254	44,339	44,339
Other long-term investments	711,653	698,739	691,625	695,775
Short-term investments	106,852	106,852	69,139	69,139
Cash and cash equivalents	455,444	455,444	381,939	381,939
Indebtedness from affiliates	2,857	2,747	3,128	3,088
Accrued investment income	20,228	20,228	16,857	16,857
Premiums receivable and agents’ balances	144,005	144,005	152,030	152,030
Other assets:
Weather derivatives	236	236	564	564
Derivative assets:
Foreign exchange contracts	1,957	1,957	882	882
Interest rate contracts	19,670	19,670	11,238	11,238
Bond and equity index contracts	39	39	—	—
Credit derivatives	—	—	144	144
Commodity contracts	4,184	4,184	1,326	1,326

Financial liabilities:
Investment deposits by policyholders	¥(2,043,991)	(2,282,047)	(1,956,376)	(2,181,453)
Indebtedness to affiliates	(1,616)	(1,616)	(4,686)	(4,686)
Short-term debt	(70,000)	(70,000)	—	—
Long-term debt	(94,961)	(94,643)	(94,969)	(98,159)
Other liabilities:
Weather derivatives	(195)	(195)	(126)	(126)
Derivative liabilities:
Foreign exchange contracts	(4,330)	(4,330)	(2,600)	(2,600)
Interest rate contracts	(4,889)	(4,889)	(7,197)	(7,197)
Bond and equity index contracts	(63)	(63)	—	—
Credit derivatives	(32,060)	(32,060)	(7,542)	(7,542)
Commodity contracts	(4,184)	(4,184)	(1,326)	(1,326)
The fair values of the financial instruments shown in the above table as of March 31, 2010 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

The carrying amounts of cash and cash equivalents, policy loans, accrued investment income, premiums receivable and agents’ balances and short-term debt approximate their fair values due to the short-term maturities of these instruments.

The methodologies to estimate fair values of fixed maturity securities, equity securities, short-term investments, and derivative financial instruments are described in Note 17.
(a)	Investments in Mortgage Loans and Other Long-term Investments

The fair values of loans and other long-term investments with fixed interest rates are estimated by discounting future cash flows using estimates of market rates for securities with similar characteristics.

The carrying amounts of investments with floating interest rates approximate their fair values. The fair value of consumer loans, which are included in other long-term investments, in the amount of ¥376,325 million and ¥379,550 million at March 31, 2009 and 2010, respectively, approximates the carrying amount. The floating and fixed rates on consumer loans in the years ended March 31, 2008, 2009 and 2010 range from approximately 1.0% to 9.0%, and the remaining loan periods are from approximately six months to 35 years.

(b)	Indebtedness from Affiliates

The fair values of loans to affiliates with fixed interest rates are estimated by discounting future cash flows using the long-term prime rate at the end of the year.

(c)	Investment Deposits by Policyholders

The fair values of investment deposits by policyholders are estimated by discounting future cash flows using the interest rates currently being offered for similar contracts.

(d)	Indebtedness to affiliates and Long-term Debt

The fair values of these financial instruments are estimated using quoted market prices for these or similar characteristic instruments.

(17)	Fair Value Hierarchy
The Company adopted SFAS No. 157, which is now included in ASC 820, “Fair Value Measurements and Disclosure”, on April 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1

Quoted prices for identical instruments in active markets; fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. This category generally includes equity securities that are traded in active exchange markets.

Level 2

Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model derived valuations in which all significant inputs and significant value drivers are observable in active markets. This category generally includes most government, government agency, and corporate bonds.

Level 3

Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Fair value is based on significant unobservable inputs for the asset or liability.

In accordance with ASC 820, the Company has established a methodological framework in order to measure fair value of financial instruments on a recurring basis. The fair value of financial instruments, including exchange traded securities and derivatives is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. For financial instruments which have quoted market prices in active markets, the Company uses quoted market prices in the determination of fair value. Certain financial instruments, such as cash and over-the-counter (“OTC”) contracts, have bid and ask prices that are observable in the market. These are measured at the point within the bid-ask range which best represents the Company’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, the Company uses prices for similar instruments or valuation pricing models in the determination of fair value.

As for security pricing, publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for prices where applicable. Typical inputs used by the brokers include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows.

A categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.

Summary of significant valuation techniques for financial assets and financial liabilities measured at fair value on a recurring basis is as follows:

Level 1
•	Fixed maturity securities: Japanese government bonds, U.S. treasuries and bonds issued by governments of several European nations are categorized in Level 1. Since their valuations are based on quoted prices that are readily and regularly available in active markets, valuation adjustments are not applied. Accordingly, these are categorized in Level 1 of the fair value hierarchy.

•	Equity securities: Comprise actively traded, exchange-listed Japanese and other equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access. Accordingly, these are categorized in Level 1 of the fair value hierarchy.

•	Short-term investments: Comprise actively traded money trusts that have net asset values determined by daily quoted prices of respective entrusted assets that the Company can access. Accordingly, these are categorized in Level 1 of the fair value hierarchy.

•	Derivatives: Comprise actively traded, exchange-listed financial derivatives. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and whereby are categorized in Level 1 of the fair value hierarchy.
Level 2
•	Fixed maturity securities: Comprise government and municipal bonds traded in markets that are not active, corporate bonds valued based on inputs including quoted prices for identical or similar assets in markets that are not active, and privately placed securities valued based on market-observable inputs.

•	Equity securities: Comprise equity securities valued based on inputs including quoted prices for identical or similar assets in markets that are not active.

•	Derivatives: Comprise OTC financial derivatives, valued based on market-observable inputs obtained from third party pricing services. Also, listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives, which are generally categorized in Level 2 of the fair value hierarchy.

Level 3

The Company values its assets and liabilities classified as Level 3 using judgment and valuation models or other pricing techniques that require a variety of inputs including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs, some of which may be unobservable.
•	Fixed maturity securities: Comprise corporate bonds, municipal bonds and residential mortgage backed securities “RMBS” valued using broker quotes, to which primary inputs are unobservable in the market.

Prices from third party pricing services are often unavailable for securities that are rarely traded or traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data.

The Company performs an analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly.

Due to a general lack of transparency in the process that the brokers use to develop prices, most valuations that are based on brokers’ prices are classified as Level 3.

•	Equity securities: Comprise non-traded equity securities and privately placed non-traded investment trusts.

The valuation of privately placed investment trusts requires significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As such, private equity investments are valued initially based upon cost. Regularly, valuations are reviewed utilizing available data including significant management estimates to determine if the carrying value of these investments should be adjusted. Therefore, privately placed investment trusts are included in Level 3 of the valuation hierarchy.

•	Derivatives: Derivative products, typically the newest and most complex products or products that have become illiquid, require more judgment in the implementation of the valuation technique applied due to the complexity of the valuation assumptions and the reduced observability of inputs. Derivatives in Level 3 mainly comprise credit derivatives valued using the discounted cash flow model which is widely accepted by the financial services industry and do not necessitate significant judgment. Primary inputs to the model include interest rates, foreign exchange and credit spreads. Interest rates and foreign exchange are observable in the active market, therefore they are not adjusted. Credit spreads data, which appropriately reflect factors such as default rates and recovery rates, are obtained from widely known financial information service companies. For credit derivatives for which credit spreads cannot be observed in an active trading market (such as ABS-CDOs), the Company uses one quote obtained from brokers involved in valuing these instruments. Prior to use of the broker quotes, the Company examines whether third parties supplying derivatives have determined the market price based on either the standard price, the discounted price, or the pricing model. Of these, many traders use either the discount price or the pricing model in computing market value, and the Company analyzes price movements of prices for making valuation judgments and determinations. The Company understands that the traders’ pricing models incorporate observable inputs such as market interest rates where appropriate but their practices may vary. The Company did not make adjustments to the prices of derivatives obtained from financial institutions.

(a)	Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2009 and 2010 were as follows:

	Level 1	Level 2	Level 3	Total
		(Yen in millions)
March 31, 2009:
Assets
Securities available for sale:
Fixed maturities	¥847,866	1,964,457	170,596	2,982,919
Equity securities	1,294,795	109,006	298,453	1,702,254
Short term-investments	6,865	6,808	—	13,673
Other assets:
Derivatives	39	21,627	4,420	26,086

Liabilities
Other liabilities:
Derivatives	¥63	9,219	36,439	45,721

	Level 1	Level 2	Level 3	Total
		(Yen in millions)
March 31, 2010:
Assets
Securities available for sale:
Fixed maturities	¥991,766	1,882,367	135,160	3,009,293
Equity securities	1,636,310	76,896	283,365	1,996,571
Short term-investments	7,279	1,746	—	9,025
Other assets:
Derivatives	—	12,120	2,034	14,154

Liabilities
Other liabilities:
Derivatives	¥—	9,797	8,994	18,791

The reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to March 31, 2009, and from April 1, 2009 to March 31, 2010 were as follows:

			Change in
	Balance	Net realized and	accumulated other				Changes in
	as of	unrealized losses	comprehensive				unrealized gains
	April 1,	included	loss, gross	Purchases, sales,	Transfers in and /	Balance at end of	(losses) held at
	2008	in income (1)	of tax	and settlements	or out of Level 3	period	end of period (2)
	(Yen in millions)
March 31, 2009:
Securities available for sale
Fixed maturities	¥228,483	(3,352)	(7,744)	(46,791)	—	170,596	(1,635)
Equity securities	287,550	(16,404)	(28,036)	55,343	—	298,453	(16,404)
Derivatives (net)	(39,627)	(9,266)	—	16,874	—	(32,019)	(6,956)

(1)	Included in Investment income, net of investment expenses and Net realized gains (losses) on investments in the accompanying consolidated statement of operations.

(2)	Included in Net realized gains (losses) on investments in the accompanying consolidated statement of operations.

			Change in
	Balance	Net realized and	accumulated other				Changes in
	as of	unrealized gains	comprehensive				unrealized gains
	April 1,	(losses) included	income, gross	Purchases, sales,	Transfers in and /	Balance at end of	(losses) held at
	2009	in income (1)	of tax	and settlements	or out of Level 3	period	end of period (2)
	(Yen in millions)
March 31, 2010:
Securities available for sale
Fixed maturities	¥170,596	(320)	5,550	(37,059)	(3,607)	135,160	(415)
Equity securities	298,453	(3,735)	12,254	(30,364)	6,757	283,365	(3,364)
Derivatives (net)	(32,019)	23,117	—	1,942	—	(6,960)	21,887

(1)	Included in Investment income, net of investment expenses and Net realized gains (losses) on investments in the accompanying consolidated statement of operations.

(2)	Included in Net realized gains (losses) on investments in the accompanying consolidated statement of operations.
The major Level 3 assets and liabilities were as follows:
Fixed maturities classified as Level 3 primarily consist of corporate bonds and RMBS, of which the fair values were ¥52,507 million and ¥73,352 million, respectively, at March 31, 2010. These assets are valued using broker quotes, to which primary inputs would be unobservable in the market. Due to a general lack of transparency in the process that the brokers use to develop prices, these brokers’ prices are classified as Level 3.

Equity securities classified as Level 3 primarily consist of non-traded equity securities and privately placed investment trusts, of which the fair values are ¥172,858 million and ¥71,952 million, respectively, at March 31, 2010.
The Level 3 liabilities primarily consist of credit derivatives, of which the fair value (net) was ¥7,541 million at March 31, 2010.
(b)	Assets Measured at Fair Value on a Non-Recurring Basis
Certain assets written-down to fair value in connection with recognizing other-than-temporary impairments are valued based on unobservable inputs and, as such, included in the fair value hierarchy in Level 3. The Company’s assets measured at fair value on a non-recurring basis as of March 31, 2009 and 2010 were as follows:

	2009	2010
	(Yen in millions)
Mortgage loans on real estate	¥1,116	995
Investment real estate	186	2,745
Other long-term investments	911	1,449
Property and equipment	244	263
(18)	Variable Interest Entities
The Company has entered into transactions with various types of VIEs which are described as follows:
The Company holds the subordinated notes issued by VIEs formed for the purpose of guaranteeing the obligation of the Company under the reinsurance agreements (reinsurance guarantee VIEs). These VIEs hold U.S. government securities to collateralize the guarantee. The Company consolidates reinsurance guarantee VIEs as it absorbs a majority of the VIEs’ expected losses and receives a majority of the VIEs’ expected residual returns.
The Company engages in certain structured transactions, mainly securitization of independent third parties’ assets through a VIE. The Company provides guarantee insurance for the VIE which is involved in the asset-backed securities business where it helps meet customers’ financing needs by providing access to the commercial paper markets (commercial paper conduit VIE). The Company guarantees the redemption of commercial paper issued by the VIE. In addition, the Company holds commercial paper issued by the VIE which found difficulty in issuing commercial paper due to the market disruption. The Company consolidates this commercial paper conduit VIE as it absorbs a majority of the VIE’s expected losses.

The assets and liabilities for the VIEs that are consolidated by the Company (net of intercompany balances that have been eliminated in consolidation) at March 31, 2010 were as follows:

Consolidated VIEs

	Assets	Liabilities
	(Yen in millions)
March 31, 2010:
Reinsurance guarantee VIEs	¥2,791	106
Commercial paper conduit VIE	1,673	1

Total	¥4,464	107

For Reinsurance guarantee VIEs, assets are primarily included in Securities available for sale: Fixed maturities, at fair value, and liabilities are included in Other liabilities. For Commercial paper conduit VIE, on the other hand, assets are primarily included in Short-term investments, and liabilities are included in Other liabilities.
A consolidated subsidiary of the Company holds significant variable interests in the VIEs which were structured by other parties for the purpose of project financing (project financing VIEs). As a means of ensuring timely repayment of the loan, the consolidated subsidiary provides limited credit enhancement for the VIEs through the guarantee insurance contracts. The consolidated subsidiary does not retain a first-risk-of-loss position and does not absorb a majority of these VIEs’ expected losses and the VIEs were accordingly not consolidated in the accompanying consolidated financial statements.
The carrying amount of the liabilities in the Company’s consolidated balance sheet that relate to those VIEs and maximum exposure to loss for those VIEs at March 31, 2010 were as follows:

	On-balance	Maximum
	Liabilities	Exposure to Loss
	(Yen in millions)
March 31, 2010:
Project financing VIEs	¥1,616	34,998
For project financing VIEs, the maximum exposure to loss represents a total insured amount of the guarantee insurance contracts, whereas the on-balance liabilities represent Unearned premiums calculated in accordance with ASC 944-20, “Financial Services–Insurance, Insurance Activities” (formerly SFAS No. 60).
(19)	Commitments and Contingencies
The Company is involved in various legal proceedings in the normal course of business including litigation regarding insurance claims. In the opinion of management, the aggregate liability, if any, with respect to these matters will not materially adversely affect the Company’s consolidated financial position, results of operations or cash flows.
At March 31, 2009 and 2010, commitments outstanding for the purchase of property and equipment amounted to approximately ¥39,680 million and ¥35,514 million, respectively. At March 31, 2009 and 2010, commitments outstanding for the purchase of investment real estate amounted to approximately ¥2,547 and ¥2,546 million, respectively.

At March 31, 2010, the Company had a ¥3,419 million investment in a limited partnership with overseas partners. A condition of the support agreement is that additional investment shall be made by the limited partners, based on the pro rata share in the partnership, should there be a shortage of funds in the partnership. Considering the latest financial information of the partnership available to the Company as of March 31, 2010, its most recent balance sheet date, management believes the likelihood of an additional capital requirement is remote. In addition to the above commitment, the Company had a contract that would have provided a financial guarantee to the limited partnership; however, the amount of potential payment based on the contract was zero as of March 31, 2010. The obligation of the Company under the guarantee was fully collateralized with securities, and no net exposure existed as of March 31, 2010.
The Company had loan commitment agreements amounting to ¥3,164 million and ¥1,857 million as of March 31, 2009 and 2010, respectively. The Company’s policy to provide loan commitment agreements is basically the same as that of guarantee contracts.
The Company occupies certain offices and other facilities under lease arrangements. The following is a schedule by years of future minimum rental payments required under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2010:

(Yen in millions)
Years ending March 31:
2011	¥2,798
2012	1,874
2013	1,284
2014	764
2015	655
Later years	2,314

Total future minimum rental payments	¥9,689

Rental expenses for the years ended March 31, 2008, 2009 and 2010 were ¥15,422 million, ¥16,288 million and ¥16,148 million, respectively.

The Company leases assets related to investment property to the third parties under operating leases. The following is a schedule by years of future minimum lease receivables under non-cancelable operating leasing that have initial or remaining lease terms in excess of one year as of March 31, 2010:

(Yen in millions)
Years ending March 31:
2011	¥1,395
2012	1,156
2013	570
2014	294
2015	257
Later years	1,867

Total future minimum lease receivables	¥5,539

(20)	Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities

	2008	2009	2010
	(Yen in millions)
Net income (loss)	¥105,622	(69,940)	50,329

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Valuation allowance for credit losses	(1,967)	1,798	3,257
Impairment losses of long-lived assets	4,244	817	6,198
Realized losses(gains) from sales or revaluation of investments	(24,616)	117,897	9,492
Amortization of fixed maturity securities	2,456	116	3,615
Depreciation	19,879	27,413	29,001
Provision for retirement and severance benefits	2,332	(155)	(2,952)
Deferred income taxes	22,769	(41,910)	(1,398)
Decrease (increase) in assets:
Net insurance related assets	(32,631)	(26,300)	(11,124)
Deferred policy acquisition costs	2,457	27,261	(19,394)
Accrued investment income	(940)	3,188	3,354
Derivative assets	(10,028)	(9,348)	12,250
Other assets	2,793	705	(8,580)
Increase (decrease) in liabilities:
Losses and claims	37,243	93,444	(30,498)
Unearned premiums	35,276	(55,961)	(1,216)
Future policy benefits	63,921	41,845	44,736
Income taxes	(13,782)	(17,521)	16,027
Derivative liabilities	43,318	(10,337)	(26,861)
Other liabilities	4,831	17,476	(37,067)
Interest credited to policyholders’ contract deposits	48,498	44,573	47,304
Other, net	(3,668)	12,419	8,199

Net cash provided by operating activities	¥308,007	157,480	94,672

(21)	Supplementary Cash Flow Information

	2008	2009	2010
	(Yen in millions)
Cash paid during the year for:
Interest	¥947	1,653	2,331
Income taxes	44,476	39,277	24,519
Noncash transaction:
Capital lease obligations incurred	924	703	1,059

(22)	Segment Information
The Company identifies operating segments in accordance with the nature of the products and services. The property and casualty insurance segment offers automobile, fire, personal accident, liability and other forms of property and casualty insurance products. The Company’s financial services business, including financial guarantees and derivatives are also operated within the property and casualty insurance segment. Life insurance operations are conducted by the Company’s wholly owned subsidiary, MS Kirameki, which offers a wide range of traditional life insurance products such as term-life, whole-life and annuity insurance, and a joint venture company, MS MetLife, which offers variable annuity plans that combine the appeal of fund management, insurance, and annuity products, and fixed annuities denominated in foreign currencies.

The chief operating decision maker of the Company assesses segment profit and loss based on net income and segment assets based on total assets of the segment, all determined in accordance with Japanese GAAP. Accordingly, the operating segment information is based on internal financial information presented to the chief operating decision maker of the Company on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on a U.S. GAAP basis.

Financial information with respect to the operating segments and reconciling items to the Company’s external Japanese GAAP financial statements as of and for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Property
	and		Total	Adjustments
	Casualty	Life	Operating	and
	Insurance	Insurance	Segments	Eliminations	Consolidated
	(Yen in millions)
2008:
Net premiums written	¥1,541,032	—	1,541,032	—	1,541,032
Net claims paid	879,725	—	879,725	—	879,725
Life insurance premiums	—	156,528	156,528	—	156,528
Life insurance claims	—	31,703	31,703	—	31,703
Commission and collection expenses	234,640	14,740	249,380	(395)	248,985
Operating expenses and general and administrative expenses (1)	271,198	21,560	292,758	(2,416)	290,342
Interest and dividends received, net (2)	114,403	16,232	130,635	(20)	130,615
Ordinary profit (loss) (3)	66,591	(5,724)	60,867	—	60,867
Income taxes	15,159	241	15,400	—	15,400
Net income (loss)	46,706	(6,177)	40,529	(501)	40,028

Total assets (4)	7,388,669	1,009,780	8,398,449	(731)	8,397,718

Significant non-cash items (5)	19,128	—	19,128	—	19,128
Total expenditure for additions to long-lived assets	44,693	381	45,074	—	45,074

(1)	includes depreciation and amortization of ¥19,237 million in P&C insurance and ¥204 million in life insurance.

(2)	includes interest expense of ¥1,073 million in P&C insurance and ¥10 million in life insurance.

(3)	includes equity in earnings (losses) of equity method investees of ¥959 million in P&C insurance and ¥(6,232) million in life insurance.

(4)	includes investment in equity method investees of ¥4,971 million in P&C insurance and ¥7,508 million in life insurance.

(5)	primarily comprised of impairment losses on investments and long-lived assets.

	Property
	and		Total	Adjustments
	Casualty	Life	operating	and
	Insurance	Insurance	segments	Eliminations	Consolidated
	(Yen in millions)
2009:
Net premiums written	¥1,445,651	—	1,445,651	—	1,445,651
Net claims paid	892,711	—	892,711	—	892,711
Life insurance premiums	—	133,368	133,368	—	133,368
Life insurance claims	—	36,438	36,438	—	36,438
Commission and collection expenses	231,359	14,841	246,200	(504)	245,696
Operating expenses and general and administrative expenses (1)	281,903	23,040	304,943	(2,593)	302,350
Interest and dividends received, net (2)	98,256	18,396	116,652	(187)	116,465
Ordinary loss (3)	(8,574)	(3,914)	(12,488)	(557)	(13,045)
Income taxes	1,583	277	1,860	4	1,864
Net income (loss)	13,540	(4,418)	9,122	(930)	8,192

Total assets (4)	6,328,170	1,090,883	7,419,053	21,657	7,440,710

Significant non-cash items (5)	119,167	—	119,167	—	119,167
Total expenditure for additions to long-lived assets	21,837	379	22,216	—	22,216

(1)	includes depreciation and amortization of ¥21,893 million in P&C insurance and ¥264 million in life insurance.

(2)	includes interest expense of ¥1,631 million in P&C insurance and ¥3 million in life insurance.

(3)	includes equity in earnings (losses) of equity method investees of ¥220 million in P&C insurance and ¥(4,463) million in life insurance.

(4)	includes investment in equity method investees of ¥4,685 million in P&C insurance and ¥13,248 million in life insurance.

(5)	primarily comprised of impairment losses on investments and long-lived assets.

	Property
	and		Total	Adjustments
	Casualty	Life	operating	and
	Insurance	Insurance	segments	Eliminations	Consolidated
	(Yen in millions)
2010:
Net premiums written	¥1,394,165	—	1,394,165	—	1,394,165
Net claims paid	914,692	—	914,692	—	914,692
Life insurance premiums	—	135,165	135,165	—	135,165
Life insurance claims	—	41,717	41,717	—	41,717
Commission and collection expenses	228,591	15,124	243,715	(578)	243,137
Operating expenses and general and administrative expenses (1)	270,787	25,127	295,914	(953)	294,961
Interest and dividends received, net (2)	70,228	19,821	90,049	(229)	89,820
Ordinary profit (3)	48,009	5,024	53,033	(338)	52,695
Income taxes	11,874	284	12,158	1	12,159
Net income	33,930	4,499	38,429	(789)	37,640

Total assets (4)	6,343,386	1,168,528	7,511,914	7,711	7,519,625

Significant non-cash items (5)	9,497	—	9,497	—	9,497
Total expenditure for additions to long-lived assets	24,144	2,728	26,872	173	27,045

(1)	includes depreciation and amortization of ¥22,337 million in P&C insurance and ¥557million in life insurance.

(2)	includes interest expense of ¥2,245million in P&C insurance and ¥14million in life insurance.

(3)	includes equity in earnings of equity method investees of ¥417million in P&C insurance and ¥4,461 million in life insurance.

(4)	includes investment in equity method investees of ¥9,661million in P&C insurance and ¥17,696million in life insurance.

(5)	primarily comprised of impairment losses on investments and long-lived assets.
Reconciling items under the caption “Adjustments and Eliminations” primarily consist of elimination of intersegment administration costs charged and adjustments for unallocated corporate assets.

Information on major lines of Property and Casualty insurance on the U.S. GAAP basis is as follows:

	Net	Net
	Premiums	Premiums
	Written	Earned
	(Yen in millions)
2008:
Voluntary automobile	¥624,949	621,036
Compulsory automobile liability	191,256	193,572
Fire and allied lines	225,259	209,396
Personal accident	138,896	132,171
Cargo and transit	98,846	97,696
Hull	21,867	21,508
Other	236,543	227,306

Total	¥1,537,616	1,502,685

	Net	Net
	Premiums	Premiums
	Written	Earned
	(Yen in millions)
2009:
Voluntary automobile	¥608,614	614,199
Compulsory automobile liability	148,502	217,935
Fire and allied lines	220,188	208,331
Personal accident	136,596	131,995
Cargo and transit	88,828	92,313
Hull	21,329	20,650
Other	224,216	222,980

Total	¥1,448,273	1,508,403

	Net	Net
	Premiums	Premiums
	Written	Earned
	(Yen in millions)
2010:
Voluntary automobile	¥610,957	608,071
Compulsory automobile liability	134,932	144,116
Fire and allied lines	218,355	212,674
Personal accident	135,762	131,932
Cargo and transit	69,333	69,965
Hull	21,755	21,586
Other	204,144	208,293

Total	¥1,395,238	1,396,637

For the years ended March 31, 2008, 2009 and 2010, all the premium revenues were from external customers and no revenue was derived from transactions with a single external customer exceeding 10% of the Company’s revenues.

For the years ended March 31, 2008, 2009 and 2010 net property and casualty premiums written in the amount of ¥1,289,911 million, ¥1,218,796 million, and ¥1,196,607 million, respectively, were from external customers in Japan, and those in the amount of ¥247,705 million, ¥229,477 million, and ¥198,630 million, respectively, were from external customers in foreign countries. Life insurance premiums were from external customers in Japan for the years ended March 31, 2008, 2009 and 2010. There were no countries other than Japan to which more than 10% of the Company’s consolidated revenues were attributed for the periods presented.

At March 31, 2008, 2009 and 2010, long-lived assets located in Japan amounted to ¥267,291 million, ¥258,973 million and ¥247,625 million, respectively, and those located in countries other than Japan amounted to ¥21,382 million, ¥14,067 million and ¥13,953 million, respectively.

Reconciliation of segment information to the U.S. GAAP consolidated financial statements

As described above, the bases for measuring and reporting segment net income (loss) and segment total assets is determined in accordance with Japanese GAAP, which are different from the amounts reported in the Company’s consolidated financial statements presented in accordance with U.S. GAAP.

Following is a reconciliation of the Company’s total segment premiums and total segment net income to the Company’s consolidated premiums earned and consolidated net income (loss), respectively, for the years ended March 31, 2008, 2009, and 2010:

	2008	2009	2010
	(Yen in millions)
Property and casualty insurance net premiums written	¥1,541,032	1,445,651	1,394,165
Life insurance premiums	156,528	133,368	135,165

Segment total premiums	1,697,560	1,579,019	1,529,330
Reconciling items:
Increase (decrease) in unearned premiums in Japanese GAAP	40,410	(5,607)	3,975
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums	(75,341)	65,737	(5,374)
Reclassification of investment contracts or universal-life contracts of life insurance	(28,809)	(29,581)	(34,584)
Return premium for cancellation of life contracts	65,012	86,326	87,792
Other adjustments	(3,416)	2,622	3,871

Consolidated premiums earned	¥1,695,416	1,698,516	1,585,010

Consolidated premiums earned consists of:
Property and casualty insurance premiums	¥1,502,685	1,508,403	1,396,637
Life insurance premiums	192,731	190,113	188,373

Premiums earned (U.S.GAAP)	¥1,695,416	1,698,516	1,585,010

	2008	2009	2010
		(Yen in millions)
Total segment net income	¥40,529	9,122	38,429
Reconciling items:
Catastrophic loss reserve	25,160	(9,813)	15,688
Other underwriting reserves	47,923	(6,761)	(5,831)
Reserve for price fluctuation	3,254	(25,722)	62
Policy acquisition costs	(4,559)	(29,337)	19,913
Revaluation of investments in securities and related investment income (loss)	(1,315)	(52,040)	8,906
Derivative transactions	(7,824)	(7,038)	(8,571)
Retirement and severance benefits	1,403	3,322	4,373
Gains (losses) from equity method investments	22,858	12,902	(13,084)
Deferred income taxes	(32,737)	13,900	(4,219)
Other	10,104	21,225	(5,683)

Consolidated net income (loss)	¥104,796	(70,240)	49,983

Reconciling items consist of certain accounting differences between Japanese GAAP and U.S. GAAP and the adjustments and eliminations from total amounts of operating segments to the consolidated financial statements prepared on a Japanese GAAP.

The accounting differences primarily consist of differences in insurance reserving methodologies and differences in the assessment of other than temporary impairment of investments in securities.

Following is a reconciliation of the Company’s total segment assets to consolidated total assets at March 31, 2009 and 2010:

	2009	2010
	(Yen in millions)
Segment total assets	¥7,419,053	7,511,914
Reconciling items:
Japanese GAAP adjustment and elimination	21,657	7,711
Revaluation of investment in securities	30,887	24,329
Deferred policy acquisition costs	325,539	345,731
Prepaid reinsurance premiums on a gross basis	203,477	195,626
Reinsurance recoverable on losses on a gross basis	304,228	293,347
Deferred tax assets	(134,337)	(64)
The difference in consolidation scope	20,442	22,681
Other	43,909	43,461

Consolidated total assets	¥8,234,855	8,444,736

Reconciling items consist of certain accounting differences between Japanese GAAP and U.S. GAAP and the adjustments and eliminations from total amounts of operating segments to the consolidated financial statements prepared on a Japanese GAAP.

The accounting differences primarily consist of the recognition of deferred acquisition costs under U.S. GAAP which are charged to income as incurred under Japanese GAAP and adjustments to present reinsurance related accounts on a gross basis under U.S. GAAP.

(23)	Subsequent Events

Establishment of MS&AD Insurance Group

On April 1, 2010, the Company acquired AIOI and NDGI through a statutory share exchange and was renamed MS&AD Insurance Group Holdings, Inc. in order to form a new insurance and financial services group, MS&AD Insurance Group. Under the share exchange, each shareholder of AIOI and NDGI registered as of the moment immediately preceding the share exchange received 0.190 and 0.191 shares of the Company’s common stock for each share of AIOI’s and NDGI’s common stock that such shareholder holds. As a result of the share exchange, the Company issued 139,479,256 and 72,491,759 common stocks to shareholders of AIOI and NDGI, respectively, and acquired 100% of voting equity interests of AIOI and NDGI. The purpose of the business combination is to achieve sustainable growth and to enhance enterprise value through the creation of a globally operating and world-leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quality of operational bases and corporate resources.

The share exchange is being accounted for under the acquisition method in accordance with ASC 805, “Business Combinations” (formerly SFAS No. 141R). Under the acquisition method, the consideration transferred was preliminary allocated to the assets acquired and liabilities assumed based on the estimated fair values at the acquisition date. The allocation of the consideration transferred will be finalized upon completion of the analysis of the fair values of assets and liabilities of AIOI and NDGI.

Consideration transferred is summarized as follows:

	AIOI	NDGI
Number of shares of common stock outstanding as of April 1, 2010 (in thousands)	734,101	379,538
Share exchange ratio	0.190	0.191
The Company’s common stock issued (in thousands)	139,479	72,492
Purchase price per share of the Company’s common stock	¥2,595	¥2,595
Consideration transferred (in millions)	¥361,949	¥188,116
The unaudited preliminary allocation of the consideration transferred to the assets acquired and liabilities assumed is as follows:

		(Yen in millions)
	April 1, 2010
	AIOI	NDGI
Fair value of total consideration transferred	¥361,949	¥188,116

Fair values of identifiable assets acquired
Investments — other than investments in affiliates	¥2,349,910	¥895,336
Cash and cash equivalents	29,006	48,571
Investments in and indebtedness from affiliates	38,329	2,676
Accrued investment income	7,295	3,632
Premiums receivable and agents’ balances	37,528	19,086
Reinsurance recoverable on paid losses	48,273	14,378
Property and equipment, net of accumulated depreciation	96,232	75,777
Other assets	553,265	178,382

Total assets acquired	¥3,159,838	¥1,237,838

		(Yen in millions)
	April 1, 2010
	AIOI	NDGI
Fair values of identifiable liabilities assumed
Policy liabilities and accruals	¥2,398,174	¥867,851
Other liabilities	153,412	54,027

Total liabilities assumed	¥2,551,586	¥921,878

Noncontrolling interests	2,130	17

Fair value of net assets acquired	606,122	315,943
Preliminary gain from a bargain purchase	¥244,173	¥127,827
As indicated in the preliminary purchase price allocation above, the Company expects to recognize a gain from a bargain purchase in the year ended March 31, 2011 as the sum of the fair value of the net assets acquired and the fair values of the noncontrolling interests is expected to exceed the fair value of the purchase consideration.

The following unaudited pro forma consolidated income statement information assumes these business combinations had been completed on April 1, 2008 or 2009:

	2009	2010
	(Yen in millions)
Pro forma total revenue	¥2,686,103	¥2,996,890
Pro forma net income (loss)	(211,458)	106,874
The expected gain from a bargain purchase has been excluded from the unaudited pro forma income statement information as it is considered to be directly attributed to the share exchange. The unaudited pro forma income statement information does not include any anticipated financial benefits from such items as cost savings and revenue synergies arising from the share exchange nor does the unaudited pro forma income statement information include the portion of restructuring and integration costs to be incurred by the Company.

The unaudited pro forma income statement information is not intended to reflect the results of operations that would have resulted had the share exchange been effected on the dates indicated or the results that may be obtained by the Consolidated company in the future.

Merger of MS Kirameki and Aioi Life Insurance

It has decided at the meeting of MSIGH’s Board of Directors held on May 20, 2010, to approve merger of its life insurance subsidiaries, MS Kirameki and Aioi Life Insurance Co., Ltd. (hereinafter, the “merged company”.)

Purpose of the merger

The merged company is intended to enhance the Company’s operational bases in domestic life insurance business, a growing business area in the five business domains under the Group’s medium-term management plan “MS&AD New Frontier 2013,” and thus accelerate growth of the group.

Effective date of the merger

October 1, 2011

( The merger is contemplated to be conditional on obtaining permissions and other approvals from relevant authorities. )

MSI sets to enter Life Insurance Business in Malaysia as well as Expand its Current Non-Life Insurance Business

MSI has reached a basic agreement to form a strategic alliance involving the non-life and life insurance business with Hong Leong Financial Group (hereafter “HLFG”), a well established local conglomerate. This agreement followed approval that MSI has received from the regulatory authorities in Malaysia.

Purpose of the alliance

To proactively invest in non-life and life insurance business overseas is one of MSI’s driving strategies towards achieving sustainable growth. The alliance with HLFG will allow MSI to simultaneously achieve expansion of its current non-life business and entering the life insurance market, in Malaysia which is one of the most strategically important countries in Asia.

MSI intends to take this opportunity to further accelerate its ongoing effort in establishing a stable business base in the Asian market.

Overview of the Alliance
•	Non-Life Insurance Business

The non-life insurance business portfolio of Hong Leong Assurance Berhad (hereafter “HLA”), a subsidiary of HLFG, will be merged with that of MSIG Insurance (Malaysia) Bhd. (hereafter “MSIGM”), a subsidiary of MSI. As a result, shareholders’ equity of the enlarged MSIGM will be 70%* owned by MSI and 30% owned by HLFG, creating the second largest non life insurance company in Malaysia by premium income.

*	MSI’s share includes approximately 5% of shares held by minority shareholders.

•	Life Insurance Business

MSI will purchase 30% of outstanding shares in HLA for the price of RM 940 million, approximately ¥25.4 billion, thereby entering the life insurance market in Malaysia holding a stake in a well established life insurance company ranking No.6 by premium income in the market. MSI will second officers and employees, transferring technical know-how on life insurance with more innovative products and underwriting support with the objective of supporting HLA to become a top rank life insurer in Malaysia at an early stage.

Conversion Rate: 1 Malaysian Ringgit= ¥27 in this letter including its appendix

•	Specific actions/ Objectives of the Alliance

(i)	Expanding Insurance Sales through Bancassurance

MSI will expand MSI’s sales force of both the non-life and life insurance business through bancassurance at HLFG’s bank subsidiary.

(ii)	MSI will supply distinguished non-life and life insurance products through the synergy effect of MSI and HLFG which will bring together the respective brand strengths, business bases and insurance business know-how, simultaneously MSI aims to further enhance the corporate value of the Company.
Effective date of the Alliance

It is planed to launch the alliance in this autumn.

Schedule I
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Summary of Investments — Other than Investments in Related Parties
March 31, 2010 and 2009

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
	(Yen in millions)
March 31, 2010:
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government Agencies and authorities:
United States	¥—	¥—	¥—
Other	388,433	396,096	388,433

	388,433	396,096	388,433

All other corporate bonds	117,874	122,834	117,874

Total fixed maturities	506,307	518,930	506,307

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government Agencies and authorities:
United States	89,349	93,527	93,527
Other	871,458	888,091	888,091

	960,807	981,618	981,618

States, municipalities and Political subdivisions:
United States	101	94	94
Other	516,015	523,063	523,063

	516,116	523,157	523,157

Public utilities	135,349	141,759	141,759
All other corporate bonds	1,345,481	1,365,769	1,365,769

Total fixed maturities	2,957,753	3,012,303	3,012,303

Equity securities:
Common stocks:
Public utilities	10,234	27,490	27,490
Banks, trust and insurance companies	93,764	135,089	135,089
Industrial, miscellaneous and all Other	830,386	1,740,872	1,740,872

	934,384	1,903,451	1,903,451

Nonredeemable preferred stocks	92,406	94,295	94,295

Total equity securities	1,026,790	1,997,746	1,997,746

Total securities	4,490,850	¥5,528,979	5,516,356

Mortgage loans on real estate	7,260		7,260
Real estate — investment properties	36,698		36,698
Policy loans	44,339		44,339
Other long-term investments	691,625		691,625
Short-term investments	69,139		69,139

Total investments	¥5,339,911		¥6,365,417

Schedule I
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Summary of Investments — Other than Investments in Related Parties
March 31, 2010 and 2009

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
	(Yen in millions)
March 31, 2009:
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government Agencies and authorities:
United States	¥—	¥—	¥—
Other	363,613	376,096	363,613

	363,613	376,096	363,613

States, municipalities and Political subdivisions:
Other	1,112	1,112	1,112

	1,112	1,112	1,112

All other corporate bonds	110,851	114,636	110,851

Total fixed maturities	475,576	491,844	475,576

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government Agencies and authorities:
United States	96,199	105,002	105,002
Other	723,315	742,850	742,850

	819,514	847,852	847,852

States, municipalities and Political subdivisions:
United States	100	87	87
Other	591,108	587,440	587,440

	591,208	587,527	587,527

Public utilities	142,700	147,551	147,551
All other corporate bonds	1,437,681	1,411,940	1,411,940

Total fixed maturities	2,991,103	2,994,870	2,994,870

Equity securities:
Common stocks:
Public utilities	10,870	29,795	29,795
Banks, trust and insurance companies	103,484	143,718	143,718
Industrial, miscellaneous and all Other	896,548	1,427,541	1,427,541

	1,010,902	1,601,054	1,601,054

Nonredeemable preferred stocks	102,218	102,379	102,379

Total equity securities	1,113,120	1,703,433	1,703,433

Total securities	4,579,799	¥5,190,147	5,173,879

Mortgage loans on real estate	9,224		9,224
Real estate — investment properties	40,992		40,992
Policy loans	43,254		43,254
Other long-term investments	711,653		711,653
Short-term investments	106,852		106,852

Total investments	¥5,491,774		¥6,085,854

Schedule III
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Supplementary Insurance Information
Years ended March 31, 2010, 2009 and 2008

				Losses
			Net	and claims	Net
	Total losses	Unearned	premiums	incurred and	premiums
Line of Business	and claims	premiums	earned	provided for	written
	(Yen in millions)
Property and casualty:
Year ended March 31, 2010:
Voluntary automobile	¥307,171	¥224,687	¥608,071	¥395,221	¥610,957
Compulsory automobile liability	371,889	198,750	144,116	125,319	134,932
Fire and allied lines	113,544	573,380	212,674	90,141	218,355
Personal accident	62,384	107,602	131,932	78,387	135,762
Cargo and transit	31,975	27,917	69,965	30,341	69,333
Hull	34,011	12,848	21,586	15,934	21,755
Other	294,461	236,340	208,293	120,571	204,144

Total	¥1,215,435	¥1,381,524	¥1,396,637	¥855,914	¥1,395,238

Year ended March 31, 2009:
Voluntary automobile	¥306,809	¥219,629	¥614,199	¥382,642	¥608,614
Compulsory automobile liability	396,302	218,289	217,935	218,219	148,502
Fire and allied lines	103,634	559,285	208,331	94,168	220,188
Personal accident	60,630	103,977	131,995	77,302	136,596
Cargo and transit	35,302	28,674	92,313	35,008	88,828
Hull	35,660	12,937	20,650	15,996	21,329
Other	307,209	242,499	222,980	136,706	224,216

Total	¥1,245,546	¥1,385,290	¥1,508,403	¥960,041	¥1,448,273

Year ended March 31, 2008:
Voluntary automobile	¥325,606	¥237,252	¥621,036	¥405,656	¥624,949
Compulsory automobile liability	211,553	313,405	193,572	133,688	191,256
Fire and allied lines	134,890	535,143	209,396	114,095	225,259
Personal accident	56,466	100,502	132,171	73,921	138,896
Cargo and transit	43,669	39,094	97,696	35,753	98,846
Hull	33,795	14,152	21,508	15,933	21,867
Other	381,615	250,408	227,306	127,211	236,543

Total	¥1,187,594	¥1,489,956	¥1,502,685	¥906,257	¥1,537,616

Schedule III
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Supplementary Insurance Information
Years ended March 31, 2010, 2009 and 2008

				Policyholder
		Liability for		benefits for
	Total losses	future policy	Premium	life insurance
	and claims	benefits	income	contracts
	(Yen in millions)

Life:

Year ended:

March 31, 2010	¥11,642	¥1,022,413	¥188,373	¥150,346
March 31, 2009	10,976	970,217	190,113	154,056
March 31, 2008	10,226	911,165	192,731	156,683

Schedule IV
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Reinsurance
Years ended March 31, 2010, 2009 and 2008

			Assumed		Percentage
		Ceded	from		of amount
	Gross	to other	other	Net	assumed
	amount	companies	companies	Amount	to net
	(Yen in millions)

Property and casualty insurance premiums:
Year ended:
March 31, 2010	¥1,488,589	¥295,164	¥203,212	¥1,396,637	14.6%
March 31, 2009	1,532,750	306,989	282,642	1,508,403	18.7%
March 31, 2008	1,597,352	361,138	266,471	1,502,685	17.7%

Life insurance premiums:
Year ended:
March 31, 2010	¥188,939	¥566	¥—	¥188,373	—
March 31, 2009	190,748	635	—	190,113	—
March 31, 2008	193,392	661	—	192,731	—

Schedule V
MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC.
AND SUBSIDIARIES
Valuation and Qualifying Accounts
Years ended March 31, 2010 and 2009

		Additions
		Charged
	Balance at	to costs	Charged		Balance at
	beginning	and	to other		end of
Description	of year	expenses	accounts	Deductions	year
	(Yen in millions)
Year ended March 31, 2010:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥48,570	¥2,422	¥—	¥—	¥50,992
Valuation allowance — loans:
Specific allowance	1,850	2,043	—	(74)	3,819
General reserve	810	51	—	—	861
Allowance for doubtful accounts	3,250	653	—	—	3,903
Accumulated depreciation — property and equipment	239,776	26,579	—	(16,337)	250,018

Year ended March 31, 2009:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥50,327	¥2,310	¥—	¥(4,067)	¥48,570
Valuation allowance — loans:
Specific allowance	652	1,323	—	(125)	1,850
General reserve	446	364	—	—	810
Allowance for doubtful accounts	3,469	(219)	—	—	3,250
Accumulated depreciation — property and equipment	233,451	25,103	—	(18,778)	239,776